As filed with the Securities and Exchange Commission on October 4, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PHI Group, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	4522	84-2513763
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2001 SE Evangeline Thruway

Lafayette, Louisiana 70508

(337) 235-2452

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott McCarty

Chief Executive Officer

PHI Group, Inc.

2001 SE Evangeline Thruway

Lafayette, Louisiana 70508

(337) 235-2452

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian J. Lane Hillary H. Holmes Peter W. Wardle Gibson, Dunn & Crutcher LLP 1050 Connecticut Ave NW Washington, DC 20036 (202) 955-8500	David J. Miller Stelios G. Saffos Samuel D. Rettew Latham & Watkins LLP 300 Colorado Street, Suite 2400 Austin, TX 78701 (737) 910-7300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell such securities and it is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

Subject to completion,

Preliminary Prospectus dated October 4, 2023

P R O S P E C T U S

  Shares

PHI Group, Inc.

Common Stock

$   per share

This is the initial public offering of PHI Group, Inc. We are offering    shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We expect the public offering price will be between $   and $   per share. Currently, no active public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange (the “NYSE”) under the symbol “ROTR.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks that are described in the “Risk  Factors” section beginning on page 26 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page 154 for additional information regarding underwriting compensation.

The underwriters have the option, for a period of 30 days after the date of this prospectus, to purchase up to an additional     shares from us, at the initial public offering price, less the underwriting discount and commissions.

The underwriters expect to deliver the shares of common stock on or about  , 2023.

Barclays	Goldman Sachs & Co. LLC

Evercore ISI	Piper Sandler	Raymond James	BMO Capital Markets

Stephens Inc.	Janney Montgomery Scott

The date of this prospectus is    , 2023.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

INDUSTRY AND MARKET DATA

The data included in this prospectus and, in particular, in the sections titled “Prospectus Summary” and “Business,” regarding markets and the industries in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on publicly available information, reports of government agencies and published industry sources, including HeliOffshore, Wood Mackenzie, IBISWorld, Air & Sea Analytics and the American Medical Association.

In presenting this information, we have also made certain estimates and assumptions that we believe to be reasonable based on the information referred to above and similar sources, as well as our internal research, calculations and assumptions based on our analysis of such information and our knowledge of, and our experience to date in, our industries and markets. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market share data. In addition, customer preferences are subject to change. While we believe such information is generally reliable, we have not independently verified any third-party information and data from our internal research has not been verified by any independent source.

Projections, assumptions, expectations and estimates of our future performance and the future performance of the industries and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business and that appear in this prospectus. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies which, to our knowledge, are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but the absence of such symbols does not indicate the registration status of the trademarks and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks and trade names.

ii

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. The summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto, each included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements. See the section titled “Forward-Looking Statements.” References to “we,” “our,” “us,” “PHI” and the “Company” refer to PHI Group, Inc., together with its consolidated subsidiaries.

Company Overview

We are a leading provider of flight services for the global oil and gas exploration and production industry and the air medical industry, based on our fleet of mission-specific and in-demand aircraft, safety track record, long tenure with key customers and nearly 75 years of operating history. We provide safe and reliable transportation of personnel to, from and among offshore platforms for our oil and gas customers, as well as air medical transportation for patients to hospitals and other treatment centers. We believe we are a recognized industry leader in safety across our peer group, with zero accidents in our oil and gas operations from 2018-2022, and the lowest accident and fatality rates among major air medical operators since 2010. We hold a significant market position with our upstream oil and gas customers in the Gulf of Mexico, and we also conduct business in other major international markets, including Australia, Canada, Trinidad, New Zealand, the Philippines, West Africa and the Mediterranean.

In addition to the flight services that we provide our customers, our state-of-the-art, 170,000 square foot Lafayette, Louisiana facility includes a full suite of helicopter maintenance, repair and overhaul (“MRO”) capabilities. Our MRO resources allow us to service, update and modernize our fleet and those of third parties, such as our customers, other fleet operators, original equipment manufacturers (“OEMs”) and certain of our peers. In addition, we license the use of Helipass, our proprietary and industry-leading suite of smart logistics software services for passenger check-in, compliance verification and overall client operations and logistics management. Helipass is available to both our customers and other fleet operators in several locations globally.

We are on the cutting edge of new helicopter deployment and thought leadership, which we believe further differentiates us from our peers. We have a history of being selected by our customers and suppliers to “route-prove” new aircraft models under real world conditions, providing developmental feedback to improve reliability and performance. We have been involved in the development and initial deployment of several airframe types, including the first operational deployment in 2004 of the Sikorsky S-92, a key ‘workhorse’ model for offshore oil and gas operations. More recently, in 2021, Airbus and Shell selected us to route-prove the Airbus H160, a next generation medium helicopter, for offshore use in the United States, and we are seeking to similarly partner with Bell to route-prove its 525 model aircraft in certain markets. Our route-proving activities create synergistic relationships among us, the OEMs and our customers, with PHI at the center, and allows us to learn and refine our operations in collaboration with key industry participants.

As of June 30, 2023, we operated a fleet of 216 aircraft, 107 of which serve offshore oil and gas customers through our PHI Americas and PHI International segments, and 109 of which serve air medical customers through our PHI Health segment. We own approximately 89% of our fleet, which is comprised of 34 heavy helicopters (17 owned), 43 medium helicopters (39 owned), 130 light helicopters (128 owned) and five fixed-wing aircraft (all owned). Additionally, through our PHI Health segment, we operate four customer-owned helicopters. The aircraft we use to serve our oil and gas customers are equipped with highly advanced avionics and have been outfitted to meet the demanding specifications of our customers. In addition, our in-house MRO capabilities allow us to service and refurbish older aircraft and aircraft components to extend the useful life of our fleet, a key differentiator amongst our competitors.

The principal customers of our PHI Americas and PHI International segments are major and super-major integrated energy companies, independent exploration and production companies and energy services companies. Our PHI Health segment serves patients directly, as well as hospitals and emergency service providers. We believe our long-standing relationships with blue-chip and other key customers are a result of our leadership in safety, operational excellence and our industry-leading suite of offerings that enable us to provide high-quality personalized customer service.

The breakdown of revenue from our PHI Americas, PHI International and PHI Health segments as a percentage of total revenue for the last two fiscal years is set forth in the table below. For financial information regarding our operating segments, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 23, Business Segment Information, in the notes to our consolidated financial statements included elsewhere in this prospectus.

Segment	2022	2021	2020
PHI Americas	40.2%	38.7%	38.5%
PHI International	19.9%	17.6%	17.0%
PHI Health	39.9%	43.7%	44.5%

Our Segments

We conduct our business through three segments: PHI Americas, PHI International and PHI Health. We provide transportation services to our offshore oil and gas exploration and production customers through our PHI Americas and PHI International segments and to the air medical transportation market through our PHI Health segment. We have a strong and diversified customer base with long-standing relationships across our segments. Our oil and gas customers include some of the largest global blue-chip companies in the industry, with business relationships spanning more than 30 years with several of these customers. While our primary PHI Health customers are the patients we transport, we also contract with some of the largest healthcare providers and institutions in the United States.

A summary of certain segment financial measures is provided in the table below.

	2022		2021		2020
	Revenue	Adj. EBITDA(1)	Revenue	Adj. EBITDA(1)	Revenue	Adj. EBITDA(1)
PHI Americas	$305,969	$60,426	$266,984	$52,354	$237,950	$35,039
PHI International	151,264	17,742	121,561	23,830	105,318	21,675
PHI Health	303,053	44,900	302,020	66,440	275,114	44,883

(1)

For purposes of evaluating segment profit, our chief operating decision maker reviews segment Adjusted EBITDA as a basis for assessing performance and allocating resources. See Note 23, Business Segment Information, in the notes to our consolidated financial statements included elsewhere in this prospectus.

PHI Americas

Our PHI Americas segment, headquartered in Lafayette, Louisiana, provides helicopter services primarily for major integrated and independent oil and gas exploration and production companies, transporting personnel and, to a lesser extent, parts and equipment, to, from and among, offshore platforms in the Gulf of Mexico and off the coast of Trinidad. This segment also includes helicopter MRO services provided out of our purpose-built state-of-the-art 170,000 square foot facility, technical services for government customers and our proprietary Helipass software offering, which provides passenger check-in and compliance verification software services to customers. As of June 30, 2023, we operated 80 aircraft out of eight bases in this segment.

PHI International

Our PHI International segment, headquartered in Perth, Australia, provides helicopter services primarily for major integrated and independent international oil and gas exploration and production companies, as well as mining companies transporting personnel or equipment within a number of foreign countries such as Australia, New Zealand and the Philippines, and in West Africa and the Mediterranean. We also derive revenue in these international markets from search and rescue operations. As of June 30, 2023, we operated 27 aircraft out of eight bases in this segment.

PHI Health

Our PHI Health segment is headquartered in Phoenix, Arizona and provides air medical transportation services for patients to hospitals and other treatment centers within the United States. The segment also includes our patient navigation business that we commenced in 2015, pursuant to which we provide hospitals with patient transfer logistics services, as well as PHI Cares, our annual subscription offering that provides members with medically necessary transport for an annual membership fee. As of June 30, 2023, we operated 109 aircraft, inclusive of four customer-owned aircraft, out of 82 locations in 17 states in this segment.

Our Operations

Oil and Gas

Oil and gas exploration and production companies and other offshore oil service companies use our services primarily for routine transportation of personnel and equipment, transportation of personnel during medical and safety emergencies and evacuation of personnel during the threat of hurricanes and other adverse weather conditions. We safely and reliably provide the following transportation services to our customers:

•

Passenger Transport – We transported approximately 400,000 passengers in offshore oil and gas operations during the year ended December 31, 2022. We have logged millions of passenger transport-related flight hours over our 75-year operating history and have an average tenure for pilots and maintenance personnel of nine and 14 years, respectively. Our highly trained flight operations personnel and crews are strategically positioned near active offshore energy basins and stand ready to mobilize quickly to safely transport passengers.

•

Search and Rescue – Our team is experienced in supporting and providing search and rescue and Medevac helicopter services to support both onshore and offshore operations. Our diverse and well-equipped fleet and global presence allow us to respond quickly to emergencies in remote and inhospitable environments.

Our primary strategic focus in our oil and gas operations is servicing operators in the deepwater regions of the Gulf of Mexico and our international offshore markets. Based on 2022 revenue, approximately 68% of our operations are focused on customers engaged in production activity, which are consistent operations linked to resource life, resulting in relatively predictable revenue streams. We also service exploration operations and believe establishing relationships with customers during this early-stage process is key to ultimately procuring longer-term contracts associated with production activity at the same locations.

Most of our contracts with oil and gas companies are for longer terms, often between three and ten years. However, the anticipated resource life of producing assets tends to be longer than our typical contract length, and we believe that our incumbency with customers provides a significant competitive advantage in extending these long-term relationships, spanning multiple contract renewals. We also enter into shorter, fixed-term contracts in connection with exploration activity that span one to three years in length. We use an ad hoc revenue model in even shorter-duration activities, typically one year or less, and include a higher variable flying hour charge relative to our fixed-term contracts. Customers will sometimes fly in amounts in excess of expectations, resulting in labor overtime and accelerating the need for repairs and maintenance. The contract model for our search and rescue offering consists of a combination of a monthly standing charge and an hourly flying charge at higher rates than our oil and gas contracts due to the aircraft modification and on-flight rescue and medical crew required.

Air Medical

We provide air medical transportation services for patients needing transport to hospitals and other treatment centers in the United States. Air medical transportation is a core component of healthcare infrastructure, with a total addressable market in 2022 of approximately $4.5 billion in the United States, according to IBISWorld. Almost half of the U.S. industry is composed of regional air medical companies or independent operators. We believe that the fragmented nature of the U.S. air medical space provides us with significant organic and bolt-on growth opportunities.

Our PHI Health segment operates primarily under the independent provider model (“IPM”), and, to a lesser extent, under the traditional provider model (“TPM”). Under the IPM, we have no contracts or fixed revenue stream and compete for transport referrals daily with other independent operators in those areas. This model provides care and transport directly to patients with urgent care needs, and requires us to hold the relevant medical licenses, provide our own medical staff, and collect payments from patients and insurance providers directly. Our reimbursement sources typically include Medicare, Medicaid, private insurance, customer self-payment and other government payors such as the U.S. Department of Veterans Affairs. Under the TPM, we contract directly with specific hospitals and healthcare providers to provide their medical transportation services, with the contracts typically awarded through competitive bidding. We also have a limited number of contracts with hospitals using the cooperative provider model, under which we provide services on an “a-la-carte” basis in lieu of full service, catering to specific client needs.

Our aircraft are dispatched in response to transport requests from hospitals or local emergency personnel, such as first responders at the scene of an accident. Approximately 70% of our total transports are inter-facility and 30% are scene transports.

Revenue from the IPM model consists of flight charges billed directly to patients, their insurers or governmental agencies. In the period that services are provided, we record revenue net of a significant portion of allowance for contractual discounts and uncompensated care. We analyze our actual collections by payor category and estimate the contractual allowances and uncompensated care. We adjust these allowances periodically based upon each category’s collection plus any adjustments for current trends in payor behavior. The TPM service revenue consists of fixed monthly fees and hourly flight fees under exclusive operating agreements with hospitals or other institutions. Both monthly and hourly flight fees are generally subject to annual contractual increase.

Our Fleet

We primarily own the helicopters used in our operations, but also lease aircraft or operate customer-owned aircraft when we believe it is strategically beneficial. We also operate fixed-wing aircraft in our air medical operations. Consistent with industry standards, we classify our helicopters as light (typically up to six passengers), medium (typically up to 12 passengers) or heavy (typically up to 19 passengers), each of which serves a different set of transportation and technological needs. As of June 30, 2023, we owned or leased 212 aircraft, as listed in more detail in the table below.

Manufacturer	Type	Number in Fleet(1)	Engine	Maximum Passenger Capacity	Cruise Speed (mph)	Approximate Range (nautical miles)(2)
Light Aircraft
Bell	407	67	Turbine	4 – 6	130 – 150	300 – 420
Airbus	EC-135(3)	36	Twin Turbine	7	143	380
Airbus	BK-117 / H145(3)	5	Twin Turbine	4 – 6	150	400
Airbus	AS350-B3	22	Turbine	5	140	335 – 385
Medium Aircraft
Bell	412(3)	1	Twin Turbine	8 – 13	115 – 160	300 – 370
Sikorsky	S-76(3) A++, C++	22	Twin Turbine	12	150	400
Leonardo	AW-139 (3)	17	Twin Turbine	15	160	580
Leonardo	AW-109(3)	3	Twin Turbine	6	160	400
Heavy Aircraft
Sikorsky	S-92A(3)	34	Twin Turbine	19	160	495

	Total Helicopters	207

Fixed Wing
Lear Jet	31A(3)	1	Turbojet	8	527	1,435
Beech	King Air(3)	4	Turboprop	8	300	1,380

	Total Fixed Wing	5

	Total Aircraft	212

(1)

In this table, we disclose the aggregate number of aircraft owned or leased by us or allocated to our operating segments. As of any particular date, a portion of our aircraft will be unavailable for service for a variety of reasons, including due to certain aircraft being maintained, refurbished, parked or laid-up pending deployment or sale. This table does not include four customer-owned aircraft that we operate.

(2)	Based on maintaining a 30-minute fuel reserve.
(3)

Aircraft equipped to fly under instrument flight rules (“IFR”), which are rules and regulations established by the U.S. Federal Aviation Administration (“FAA”) to govern flight under conditions in which flight by outside visual reference is not safe. IFR flight depends upon flying by reference to instruments in the aircraft flight deck, and navigation is accomplished by reference to electronic signals and instruments. See subsection titled “Business—Seasonal Aspects” and the section titled “Risk Factors.”

Of the 212 owned or leased aircraft in our fleet, as of June 30, 2023, we owned 189 and leased 23. The leased aircraft consist of 14 heavy and one medium aircraft currently used in our PHI Americas segment, three heavy, three medium and one light aircraft used in our PHI International segment and one light aircraft used in our PHI Health segment. We also operate four customer-owned aircraft in our PHI Health segment.

Our medium and heavy helicopters can fly day and night in a wider variety of weather conditions, travel over longer distances and carry larger payloads than light helicopters. These aircraft are required by many of our offshore oil and gas customers for crew changes on the large offshore production facilities and drilling rigs in the deepwater region of the Gulf of Mexico and international waters. Additionally, these aircraft have flight ranges of up to 580 nautical miles with a 30-minute fuel reserve, allowing us to service deepwater oil and gas operations up to 250 nautical miles offshore. We are also beginning to invest in super-medium aircraft such as the Airbus H175, which have a flight range of approximately 585 nautical miles. We operate 109 aircraft under our PHI Health segment, all of which are certified to fly under Visual Flight Rules (“VFR”), and approximately 45% of which are certified to fly under IFR, which enables pilots to fly in a wider variety of weather conditions versus VFR-only aircraft, and allows us to accept additional flight requests that would be missed or cancelled without this capability.

Due to the lack of capital spending in the oil and gas industry over the last few years, driven by the downturn related to the global COVID-19 pandemic, OEMs shifted their focus to other industries and reduced inventories of aircraft parts and components to extremely low levels, with very limited production of helicopters. For example, no new Sikorsky S-92 heavy model aircraft have been produced in the last five years for the oil and gas industry. Further tipping the supply and demand imbalance, according to Air and Sea Analytics, since 2022, the oil and gas industry has recovered sharply with increased upstream investment, resulting in high demand for, and increased utilization of, industry-favored medium and heavy helicopters such as the Sikorsky S-92, Leonardo AW139, Leonardo AW189 and Airbus H175, as reflected in the table below.

Offshore Rotorcraft—Utilization

This rapid upturn in demand and spending, combined with the shift in focus by the OEMs, caused material supply chain challenges that have delayed parts and repairs for the industry-favored aircraft such as the S-92, thereby limiting the number of such aircraft that are serviceable today. Nevertheless, we have been able to secure orders for several of the limited number of available Airbus H175 production slots supported by strong customer interest in multiple regions at the time of order, with an option to order up to 18 additional H175 aircraft over the next five years. We believe that the Airbus H175 aircraft offers us an option to replace a significant part of our S-92 fleet, positioning us well for the expected growth and expansion in the oil and gas industry. We have also had a long-term relationship with Leonardo through the AW139 medium helicopter, and we are currently evaluating our options with Leonardo regarding the AW189 model.

Due to this limited supply of aircraft and recent increase in offshore oil and gas exploration and production activity, the overall demand for heavy and medium aircraft has dramatically increased, which has significantly reduced available supply and buoyed aircraft lease rates. Consequently, contractual rates to our customer have increased to reflect these supply and demand dynamics. Approximately 80% of our heavy and medium aircraft serving our PHI Americas and PHI International segments are under contract with a balanced mix of longer-term core customers and short-duration customer contracts. We believe we are well positioned to benefit from these industry dynamics, as well as to optimize our contract mix and strategically enter into longer-term contracts with our customers as lease rates increase.

Industry Overview

Offshore Oil & Gas Transportation Industry Overview

Offshore oil and gas transportation is a diverse industry that provides a range of services, including transportation of personnel and light equipment, emergency medical services and search and rescue. The offshore oil and gas transportation industry is critical to the energy sector, as helicopters are the preferred method of transportation to and from offshore oil facilities due to their ability to efficiently and safely travel long distances and their unique ability to land directly on offshore platforms. Timely, efficient and safe transportation of personnel and equipment to offshore installations is vital to the successful discovery and production of oil and gas from offshore basins. Furthermore, there can be high barriers to entry in the oil and gas industry. The cost of most newbuild medium and heavy aircraft can range from $19 million—$29 million. In addition, air operator’s certificates are required to operate out of each region and can require significant investment in personnel, systems, processes, infrastructure and aircraft to demonstrate airworthiness of the aircraft, proper training and systems, compliance with insurance requirements, sufficient ground infrastructure and that the personnel possess the requisite experience.

Current offshore oil and gas transportation industry growth is supported by an upswing cycle in oilfield services and offshore drilling activity. Offshore drilling has experienced a recent surge in growth due to increased demand for energy and generally higher oil and gas prices. According to the U.S. Department of the Interior Bureau of Ocean Energy Management, 86% of the remaining oil and gas resources in the Gulf of Mexico are in deepwater areas, and technological advancements that are enabling deeper and more efficient drilling methods, as well as the expansion of new offshore areas for exploration and production have also contributed to the increased activity in the offshore energy sector. According to Wood Mackenzie, from 2017 to 2022, the average annual capital expenditures related to offshore oil and gas drilling activities totaled approximately $189 billion, with such expenditures projected to increase to $202 billion in 2023, up 30% from the 2020 lows, and an annual average of $217 billion from 2023 to 2025. As offshore investment recovers from a multi-year period of underinvestment, the demand for helicopters to service offshore facilities has likewise increased.

Total Upstream Capital Spending ($BN)

According to Wood Mackenzie, offshore floating rig count has decreased from 274 in 2017 to 211 in 2023. During that same period, offshore rig utilization has increased from 66% in 2017 to 75% in 2023. As offshore demand and capital spending are projected to rise while offshore rig count remains low, the trend of increased utilization should continue and drive demand for offshore helicopter transportation.

Floater Rig Count and Utilization

Healthcare Transportation Industry Overview

The air medical transportation industry plays a vital role in healthcare infrastructure, offering critical services for patients who require rapid and specialized emergency care or have specialized transportation needs due to their location. This industry is highly fragmented in the United States with numerous regional and independent companies.

In 2022, the total addressable market for air medical transportation was estimated to be approximately $4.5 billion in the United States, according to IBISWorld. Looking ahead, the healthcare sector is expected to experience increased demand for time-sensitive and specialized emergency care, further benefiting the air medical transportation industry. The American Medical Association estimates that more than 550,000 patients in the United States use air ambulance services every year and further estimates that 85 million people are unable to access healthcare in less than an hour of travel time without an air ambulance.

Several key factors serve as growth drivers for the air medical transportation industry:

•

Aging Population: An aging U.S. population is expected to result in increasing demand for specialized medical services, including emergency medical care and related transportation. Elderly individuals often face complex health conditions and may require immediate transportation to specialized medical facilities. Air medical transportation offers a rapid and efficient means of reaching these specialized facilities. According to the U.S. Census Bureau, the U.S. population age 65 and older totaled 40.5 million in 2010, increased 38% to 55.7 million in 2020, and is projected to increase by 45% to 80.8 million by 2040.

•

Golden Hour: The term “golden hour” refers to the critical first hour following a traumatic injury or medical emergency, during which prompt medical intervention significantly increases the chances of positive outcomes. Further, in densely populated urban areas with limited road infrastructure, ground ambulances may encounter delays, hindering the timely arrival of medical assistance. Moreover, geographic obstacles such as mountains, bodies of water, poor roads and vast distances in rural regions can significantly lengthen trip time and impede or completely restrict ground transportation. Air ambulances overcome these barriers by quickly reaching otherwise difficult or inaccessible locations, playing a vital role in providing time-sensitive care to patients within this crucial period and under such conditions. By swiftly accessing and transporting patients to appropriate medical facilities, air ambulances can help reduce mortality rates, prevent complications and improve overall patient outcomes. We believe the mortality rates of patients transported by emergency helicopter are significantly reduced. According to a 2014 study conducted in the United States, trauma patients transferred by helicopter were 57% less likely to die than those transferred by ground ambulance, after adjusting for age, Injury Severity Score (scores severity of traumatic injury based on worst injury of six body systems) and gender.

•

Closures of Rural Hospitals: The closure of rural hospitals has become an increasingly prevalent trend in many regions due to financial challenges, low patient volumes and difficulties in attracting healthcare professionals to rural areas. Consequently, residents in rural communities often face limited access to essential medical services, including emergency and other specialized care. Air medical transportation can serve as a vital link between these underserved rural areas and advanced medical facilities located in urban centers enabling patients to quickly and safely reach specialized facilities where they can receive the necessary treatment.

We believe that these trends will drive continued demand for air medical transportation and present an opportunity for continued geographic expansion and utilization growth for our fleet.

The “No Surprises Act” (“NSA”), enacted by the U.S. Congress on January 1, 2022, is a significant piece of legislation impacting the air medical transportation industry that was designed to protect patients from unexpected medical bills resulting from out-of-network care. The NSA protects patients by, among other things, prohibiting surprise bills and out-of-network cost-sharing because patients cannot be charged more than in-network cost-sharing for most emergency services, including those that are out-of-network. We believe the NSA will allow providers to focus more directly on the patients’ needs instead of the patients’ financial liability. The NSA also requires disputes between providers, such as air ambulance operators, and payors, such as insurance companies, regarding out-of-network payment to be settled through independent dispute resolution (“IDR”) arbitration. Although the NSA focuses primarily on preventing surprise medical bills, it was also meant to encourage more providers and insurers to adopt in-network coverage to avoid the IDR process. We also believe that first responders and medical personnel may be more inclined to utilize air ambulances for patients due to the lower risk from limits on patient financial obligations.

Competitive Strengths

Exceptional Safety Records and Protocols

We have played a significant role in advancing and strengthening safety standards in the helicopter transportation industry. Air transport for offshore oil and gas operations presents unique challenges that require heightened safety protocols. We have developed a leading safety reputation in the oil and gas industry, and we believe we are a recognized industry leader in safety across our peer group, with zero accidents in our oil and gas operations from 2018-2022, and the lowest accident and fatality rates among major air medical operators since 2010. We believe that customers recognize this commitment to safety, and select us to partner with them in route-proving next generation aircraft under realistic operational conditions. Our dedication to safety has also earned us endorsements from regulatory authorities, such as the FAA, solidifying our position as a trusted and responsible industry leader. To ensure continued excellence, we have made significant investments in safety over our nearly 75-year operating history, including:

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Night Vision – We were the first in the industry to equip all our aircraft operating under our PHI Health segment with night vision goggles, significantly enhancing visibility and situational awareness during low-light conditions. This pioneering move underscores our commitment to going above and beyond regulatory requirements to provide a high level of safety for our crew and passengers.

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Real-time Monitoring – In our U.S. oil and gas operations, we were the first to introduce real-time monitoring systems and programs that continuously collect and analyze crucial data during flights. This data-driven approach enables us to better identify potential risks and take proactive measures to mitigate them, improving flight safety and security.

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Enhanced Operational Control Matrix – Another groundbreaking initiative, our operational control matrix is a comprehensive framework that enables us to maintain meticulous oversight of flight operations and adherence to stringent safety protocols at all times. The two key aspects of our operational control include requiring additional fuel when certain weather condition indicators are marginal and preemptively ceasing flight operations when certain environmental conditions indicators reveal hazardous or potentially life-threatening situations. Through constant monitoring and evaluating various operational, weather and environmental factors, we can identify leading indicators to enhance safety for our employees and passengers.

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Virtual Co-Pilot Voice Support – Recognizing the critical role communication plays in ensuring safe flight operations, we believe we were the first in the industry to implement virtual co-pilot voice support technology to provide an extra layer of support for our pilots. This approach has been adopted to enhance PHI’s operational control procedures, and further demonstrates our commitment to setting the highest safety standards in the industry.

Through these and other initiatives, we have been able to move closer to our goal of “Destination Zero” – zero flight accidents, zero personal injuries and zero preventable occurrences of accidents or injuries. The table below, based on data collected by HeliOffshore, reflects the number of accidents reported by Airbus, Bell, Leonardo and Sikorsky (the “Western OEMs”) involving their aircraft in offshore operations from 2018 to 2022.

Exceptional safety continues to define our culture and remains our top investment priority. Our current initiatives include Line Operations Safety Audit programs, Fatigue Risk Management System, Flight Path Management and others. We aim to uphold the highest standards of safety and operational integrity through unwavering focus and deliberate action. For example, prior to contracting for the new Airbus H160, which will soon be one of the latest models in our fleet, we thoroughly vetted the aircraft to ensure that it not only meets our rigorous safety standards but also pushes upwards the overall safety standard for next generation aircraft. Prioritizing safety and operational integrity, the H160 is manufactured to meet the requirements of the International Association of Oil & Gas Producers (IOGP 690 best practices), the industry-leading safety standards. As part of our route-proving for the H160 aircraft, we also play an equally important role of implementing the highest safety operating procedures, which is foundational to the success of our business.

Established Track Record with Top Tier Customers and Helicopter OEMs

We have developed strong and enduring relationships with key blue-chip companies in the oil and gas and healthcare industries. We believe these relationships demonstrate our industry and operational credibility and provide financial stability and an opportunity for growth with our customers.

In the oil and gas industry, we have established relationships with leading companies including BP, Shell, ENI, INPEX, Woodside Energy and ExxonMobil Corporation. These relationships, many of which span multiple decades, highlight the trust and confidence that these customers have in us. For example, in October 2022, we signed a new 10-year, multi-aircraft agreement and contract amendment with BP, a historic milestone in our over 40-year relationship. By providing exceptional service and meeting our customers’ demanding needs, we believe we have become a preferred service provider in the oil and gas industry.

Similarly, in our PHI Health segment, we have enduring relationships with leading healthcare providers. Notable customers include the Cleveland Clinic, the Nicklaus Children’s Hospital, Children’s Hospital of San Antonio, Medical City Dallas, Children’s Mercy Hospital at Kansas City, Rico Aviation, the University of Kentucky and University Hospitals Cleveland Medical Center, St. Vincent in Indiana. We believe that our long-term relationships with key healthcare partners, averaging 12 years with our major hospital customers, are a testament to our ability to deliver reliable and high-quality services.

Our history of route-proving partnerships with, and introducing new aircraft for, OEMs in the offshore oil and gas industry has enabled us to successfully negotiate flexible frame agreements with our OEM partners. These agreements typically provide us with a right-of-first-refusal on manufacturing slots for certain new-build aircraft to ensure we have the available fleet capacity necessary to serve our customers.

Leveraging Global Footprint to Serve Large and Growing Markets Benefitting from Strong Industry Tailwinds

We service the oil and gas industry on a global scale, leveraging strategically positioned facilities that give us a significant presence in key regions. We hold a significant market position with our upstream oil and gas customers in the Gulf of Mexico, and we also conduct business in other major international markets, including Australia, Canada, Trinidad, New Zealand, the Philippines, West Africa and the Mediterranean. The offshore oil and gas sector continues to be a vital source of energy production, with ongoing exploration and production activities in offshore basins worldwide. Helicopters are extensively used for personnel transfer, logistics support, emergency response and maintenance operations in offshore oil and gas projects. Many offshore oil and gas fields are located in remote deepwater locations characterized by harsh weather conditions, some of which can only be reached efficiently and in a cost-effective manner by helicopters. Our widespread geographic presence enables us to capitalize on these opportunities and meet the demands of different markets and customers effectively.

Our PHI Health segment operates within the United States and our geographic strategy is designed to serve areas of highest demand. To ensure comprehensive coverage, we have 82 locations across the West, Southwest,

Southeast, Midwest and Northeast regions spanning 17 states as of June 30, 2023. We believe that the secular tailwinds impacting this segment provide a path for us to continue to grow steadily. We expect that the overall healthcare sector will continue to benefit from the increased demand for rapid and specialized emergency care, while changes in the legislative landscape create opportunities for our air medical business. An aging population, closure of rural hospitals, advancement in medical technologies and the essential need for emergency services during the “golden hour” provide us with an opportunity to capitalize on a fragmented market.

Our MRO services, which support internal and external customers in the maintenance and repair of their fleets, are core to our business and provide an additional potential source of revenue. At our state-of-the-art, FAA Part-145 certified facility in Lafayette, Louisiana, we offer services ranging from routine maintenance and inspections to complex modifications. Our team of highly trained technicians and experts have proven experience and are trained and certified to service a wide range of aircraft models and engine types. This combination allows us to deliver reliable and differentiated service meeting the needs of both our customers and regulators.

We believe we are well positioned to leverage our geographic breadth to benefit from favorable and accelerating secular growth trends in our markets.

Improving Contract Terms to Reduce Downside Risk

Recently, we have successfully begun revising certain contract terms and conditions in some of our customer agreements to enhance our competitive positioning by reducing operational risks. One of the more meaningful changes relates to termination for convenience clauses that, historically in our industry, have entitled customers to terminate contracts with 30- to 90-days’ advanced notice and often without significant consequences. To mitigate the downside risk, when negotiating new contracts or extensions of existing agreements, we now aim to significantly curtail or remove these clauses or impose termination penalties, which we believe will help bolster our competitive position. We anticipate pursuing similar updates as we engage in future new contract or contract-renewal negotiations. We believe that our recent success in reducing contractual risks is a direct result of our long-standing relationships with customers who continue to support the initiatives and measures that have the potential to strengthen our future success.

In light of the recent upswing in demand for helicopter transportation in our industries, we are also introducing improved protection in our contracts for inflation and certain other cost increases, including an uncapped inflation escalation clause (compared to historical industry norm inflation caps of 2% to 3%). These new measures account for the specific cost drivers in our industry while avoiding fixed or arbitrary indices that were often used in the past. We are also building safeguards into our contracts which specify minimum and maximum activity levels against the contracted fleet for both fixed and variable charges with repricing triggering events that better protect us against unforeseen lost revenue or operational cost increases created by varying activity levels. In certain instances we are also attempting to shift contract profit economics towards fixed monthly standing charges, better protecting revenue regardless of customer usage levels.

We are also generally seeking to extend the length of contracts with certain key customers, including most recently with BP in October 2022. These longer-term contracts, with terms up to ten years in certain circumstances, are a departure from industry norms, and when combined with more meaningful downside protections, further solidify our market position.

Although we have not yet implemented these changes in a material number of our contracts, we have already enjoyed success in implementing many of these terms in recent contract renewals, and believe we will continue to improve future contracts as well, limiting potential downside across our revenue streams. We believe these measures will also enable us to better plan strategic investments in our fleet and infrastructure and enable us to better serve our customers, benefiting our business in the short and long term.

See the section titled “Business—Customers” for additional information regarding our contracts with our top three customers.

Strong Financial Performance in Growth and Profitability

After successfully emerging from Chapter 11 bankruptcy protection in September 2019, we strategically transformed our financial policies to prioritize a conservative balance sheet, disciplined growth and robust cash flow generation. This shift in approach not only restored our stability, but we believe it has provided us with incremental financial flexibility relative to our competitors and solidified our market position in the industries in which we operate.

Our steadfast commitment to excellence, combined with industry leading safety and strong customer relationships, has driven impressive financial results. Over the period from 2020 to 2022, despite the challenges brought on by the COVID-19 pandemic, we achieved a notable revenue compound annual growth rate (“CAGR”) of 10.9%, a testament to the resilience and strength of our business. We attribute this growth not only to our commitment to quality but also to our diligent efforts in improving profitability through the implementation of stringent cost control measures and streamlining of operations. As a result, our focused strategy has yielded net income and Adjusted EBITDA growth, with CAGRs of 91.4% and 10.1%, respectively, from 2020 to 2022. Adjusted EBITDA is a non-GAAP measure. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non- GAAP Financial Measures” for a discussion of Adjusted EBITDA, including how it is calculated and the reasons why we believe it is useful to investors, as well as a reconciliation thereof to the most directly comparable GAAP measure.

These achievements not only reflect our superior performance but also position us to capitalize on numerous growth opportunities and strengthen our presence in the industries we serve.

Strong Focus on Sustainability and Environmental, Social, and Governance Initiatives

Through our environmental, social and governance (“ESG”) efforts, we seek to operate our business responsibly to meet the needs of stakeholders today, with a focus on what our people, customers, communities, and the environment will need from us tomorrow. We aim to embed sustainable business practices into our business and operations so that we can reduce our impact on the environment, invest in our people, contribute to regions where we do business and return value to our stockholders. Our approach to ESG encompasses four priority areas:

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Culture, Career & Opportunities for Our People: We strive to ensure our teams reflect the communities in which we operate by recruiting and developing a talented and diverse workforce and promoting a culture that nurtures each employee’s full potential.

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Positive Presence in Our Communities: We work with local governments and stakeholders seeking to be a positive presence in the communities where we operate by contributing to equitable economic growth and development, and by promoting local employee engagement.

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Environmental Stewardship: We are committed to managing our environmental footprint and partnering with our customers, stakeholders and the aviation industry to develop innovative solutions and services to become better stewards of the environment, and to support the global transition to renewable energy sources.

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Responsible and Ethical Business Practices and Policies: How we conduct ourselves and how we engage with others is just as important to us as the services we deliver. We seek to govern our business in a responsible and ethical way to support the vital role we play in a global marketplace.

Recent investments in new initiatives that demonstrate our commitment to these priorities include:

•	our transition to a new human resources information technology system, Workday, which we expect will provide greater resources to employees and people leaders;

•	our completion of a pilot project to analyze fuel efficiency at our New Plymouth, New Zealand site;

•	our white paper on Sustainable Aviation Fuel (“SAF”) and SAF advisory group, convened to explore options to meet our customers’ needs;

•	our partnership with an OEM of autonomous medium lift logistics vehicles, a lower emissions vertical lift aircraft; and

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our launch of The Women’s Network to provide support, mentoring and professional development to our staff and to encourage women in our local communities to pursue a career in aviation where only 6% of helicopter pilots are female.

Experienced Management Team with a Proven Track Record of Growth

Our senior management team is composed of seasoned executives with significant experience and a strong track record of operational excellence. Led by our Chief Executive Officer, Scott McCarty, our senior leaders have overseen a successful transition from our 2019 emergence from bankruptcy, driving significant revenue and margin growth. Mr. McCarty brings an abundance of leadership experience through his prior public company board appointments and his military experience as a graduate from the U.S. Military Academy at West Point and service as a captain in the U.S. Army. Jason Whitley, our Chief Financial Officer, has amassed a wide array of finance experience through his roles at a number of Fortune 500 and multi-national companies, including Siemens, Motorola and Procter & Gamble. Collectively, our management team brings a vast array of experience, depth of knowledge and domain expertise that will drive future growth plans.

Company Strategy

We are focused on the following strategic company initiatives:

Maintain Our Exceptional Safety Track Record.

We aim to uphold the highest standards of safety and operational integrity through unwavering focus and deliberate action. We have an organizational culture designed to ensure excellence in safety and reliability across our operations. Central to this culture is our commitment to “Destination Zero”- zero flight accidents, zero personal injuries and zero preventable occurrences. We believe that customers place significant value on these attributes and that they are instrumental in winning new contracts. Our current initiatives include Line Operations Safety Audit programs, Fatigue Risk Management Systems, Flight Path Management and others.

Exceptional safety defines our culture and remains our top investment priority for the future. We invest heavily in maintaining cutting-edge technology and practices to remain an industry leader in operational safety and reliability. For example, we continue to invest in updating our equipment, critical systems and procedures in an effort to maintain our industry leadership in safety and reliability.

Our partnerships with our customers and suppliers in route-proving aircraft, while demonstrating our reputation as a leader in safety and reliability, also provide us with a “first mover” advantage in further developing our operational experience and safety procedures with the newest and most capable aircraft in the industry. We are also a founding member of HeliOffshore, a global, safety-focused association for the offshore helicopter industry, and have held a board seat since the founding of the organization in 2014. Finally, we apply the lessons learned from the heightened safety demands for complex offshore operations to our air medical transport operations, which we believe allows PHI Health to raise the standard among its peers in safety and reliability.

Maintain balance sheet strength and ample liquidity throughout market cycles.

We believe we have capitalized on the financial profile established through our 2019 Chapter 11 bankruptcy process by maintaining financial stability and liquidity through varying market conditions. Our strategic approach encompasses prudent financial management, operational excellence and proactive risk mitigation to achieve these goals. In particular, our strategy is focused on debt management and capital structure optimization. We have effectively reduced our debt burden, strengthening our balance sheet, and we plan to leverage this stability with prudent financial stewardship. We are committed to closely monitoring our debt and liquidity levels and maintaining a healthy debt-to-equity ratio to establish a sustainable financial position capable of withstanding market fluctuations. We believe that, given our focused strategy, our balance sheet is strong relative to our industry peers.

Recognizing the significance of maintaining adequate liquidity, we have also implemented robust cash flow forecasting and working capital management practices. By diligently monitoring our cash inflows and outflows, optimizing our working capital cycles and establishing effective cash reserves, we maintain what we believe to be adequate liquidity buffers to navigate potential market challenges and uncertainties.

Invest in aircraft while expanding our geographic footprint in our PHI International and PHI Health segments.

We believe growing and maintaining an advanced and diverse fleet in the geographies representing our existing and potential customers’ highest demand markets is essential to our continued growth and success. By focusing on these high demand areas, we believe we can most efficiently deploy capital where the returns are highest to drive stockholder value and enable substantial growth. To that end, we anticipate acquiring additional aircraft that most directly serve the needs of our oil and gas customers, including the H175, as well as another new generation aircraft, for which we are in late-stage negotiations. In addition, we were chosen by Airbus and Shell to become their partner to launch the “route-proving” program for their next generation medium helicopter, the H160.

In our PHI International segment, we are striving to enter into or enhance our presence in markets that represent our oil and gas customers’ most intense capital expenditures, such as Latin America, the Mediterranean and West Africa, and continue to add new customers in our existing markets, such as Western Australia.

In our PHI Health segment, we are planning to expand in the United States regions we believe are most affected by rural hospital closures and demographic trends that increase demand for rapid and potentially long-distance medical transport. We intend to capitalize on base closures by our competitors, gain market share by partnering with more hospitals and other healthcare organizations, and leverage our relative financial strength to grow our market presence in multiple geographies.

Improve profitability by continuing to implement improved contract terms and focusing on continued success under regulatory updates.

We believe we have multiple avenues towards improving our future profitability, including continuing to pursue improved contract terms, and continuing to focus on our practices that have led to our historical success under recent regulatory updates pursuant to the NSA.

In our PHI Americas and PHI International segments, we expect to continue incorporating improved contract terms which we believe will better protect long-term revenue streams and unanticipated cost increases, including those related to inflation and other factors that are outside of our control. We anticipate the increasing prevalence of these terms will protect existing and future revenue generation as we expand into additional markets. Demonstrating our commitment to fostering long-term partnerships with key customers, we will continue to look for opportunities to extend the duration of contracts with certain key customers. Additionally, to ensure our revenue streams in our PHI Americas and PHI International segments, we seek to incorporate minimum levels of variable charges. We believe this provides downside protection where our customers’ flight hours drop below a minimum threshold, giving us an ability to reprice our services to maintain a sustainable level of revenue.

Since the enactment of the NSA, we have experienced successes in IDR claims. We believe these results have been driven in part by, and our positions taken in the IDR proceedings are based on, our history of charging fair prices, our superior quality of care provided to patients and what we believe is the outstanding quality and outcomes of our services. We also committed meaningful resources to prepare for the implementation of the NSA, including the IDR process, which we believe has also benefited our win rate, which currently exceeds the industry average of 71% where the initiating party was also the prevailing party according to the Centers for Medicare and Medicaid Services Federal Independent Dispute Resolution Process-Status Update. While the NSA limits out-of-pocket amounts payable by patients, we have been able to maintain our profitability through our early success with IDR claims. We also believe the new structure may encourage providers to utilize air ambulance services for their patient transport needs given the NSA’s mitigation of patient financial obligations. We are focused on ensuring our ability to navigate these changes in a manner that will benefit our business.

Continue leveraging value-added services, including Helipass, MRO and PHI Cares.

Our core flight operations are supplemented by our smart logistics solution, Helipass, which we believe enables a smarter, safer and better customer experience and is ultimately accretive to our overall margins. This service is not only utilized by our customers but has proven to be a key competitive differentiator as evidenced by the demand for the licensed use of Helipass by our industry peers as well as oil and gas companies that do not contract with us for flight services. We anticipate leveraging our upfront investment in the development of Helipass to drive recurring SaaS fees from our flight operation customers and third parties alike.

Similarly, we generate supplemental revenues through our MRO capabilities, which not only service our owned and leased aircraft, but are also utilized by third party owners, including governmental agencies, OEMs and leasing companies. While our MRO operations are critical to demonstrating our industry-leading know-how and capabilities, as well as differentiating us from our competitors in our relative breadth of service offerings, they also provide us with an additional growth opportunity, particularly in light of increasing scarcity of qualified technicians and supply chain constraints.

We have also opportunistically developed value-added services to complement our PHI Health segment, namely our PHI Cares offering, which is a long-term, higher margin initiative. Our PHI Cares offering is structured as an annual subscription, which provides members with a fixed out-of-pocket cost for medically necessary transport, while generating strong recurring revenue and profitability regardless of whether we fly. We plan to leverage Helipass, MRO and PHI Cares to drive volume and provide additional fixed recurring revenues across all our segments.

Recent Developments

Preliminary Estimated Unaudited Financial Results for the Three Months Ended September 30, 2023

Based on preliminary financial and operating results for the three months ended September 30, 2023, we expect to report:

•	Operating revenues—net of approximately $ to $ ;

•	Flight hours—PHI Americas and PHI International of approximately to ; and

•	Flight transports—PHI Health of approximately to .

The financial and operating data included herein are preliminary, estimated and unaudited, and based on information available to management as of the date of this prospectus. Actual results are subject to completion by management of our financial statements as of and for the three months ended September 30, 2023. We have provided ranges for certain of our estimated financial results described above primarily because the financial closing procedures for the three months ended September 30, 2023 are not yet complete as of the date of this prospectus. There is a possibility that our financial and operating results could vary materially from these preliminary estimates due to, among other things, further information learned during the completion of the quarterly close and financial reporting review process, which may alter the final results.

The estimated preliminary financial information set forth above has been prepared by, and is the responsibility of, our management. Deloitte & Touche LLP has not audited, reviewed or performed any procedures with respect to such preliminary financial information. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. These estimates are not a comprehensive statement of our financial results as of and for the three months ended September 30, 2023, and should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates for the three months ended September 30, 2023 are not necessarily indicative of the results to be achieved in any future period.

The statements regarding estimated preliminary financial information above constitute forward-looking statements. Our estimates of results are based solely on information available to us as of the date of this prospectus and are inherently uncertain. We believe that such information and estimates are based on reasonable assumptions and reasonable judgment. Factors that could cause the actual results to differ include the discovery of new information that affects accounting estimates, management judgment or impacts valuation methodologies underlying these estimated results; the completion of our financial and other closing procedures and the preparation of our unaudited consolidated financial statements; and a variety of business, economic and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information, except as required by law. Accordingly, you should not place undue reliance on these preliminary estimated unaudited financial results. Our actual unaudited consolidated financial statements and related notes as of and for the three months ended September 30, 2023 are not expected to be filed with the SEC until after this offering is completed. See the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and “Forward-Looking Statements.”

Dividend

On September 8, 2023, our board of directors declared a cash dividend of $2.47 per share, payable to stockholders of record as of the close of business on September 19, 2023, resulting in an aggregate cash payment of approximately $59.9 million. This dividend also resulted in an automatic adjustment to the conversion ratio of each Creditor Warrant. The dividend also accrued to the benefit of holders of outstanding equity awards, the payment of which will be made if and when each award is ultimately settled.

Credit Facilities

On September 19, 2023, we entered into two new credit agreements which provide for an aggregate of $120.0 million in availability under the two revolving credit facilities and an aggregate of $40.0 million in borrowings under the two term loan facilities. The amount available under each revolving credit facility is reduced by the amount of outstanding letters of credit. The facilities mature on September 19, 2028. We used $20.3 million of the $40.0 million in proceeds from the new term loans to pay off our then-existing outstanding term loan balance and terminate our prior credit facility.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 26 of this prospectus. This risk factor summary contains a high-level overview of certain principal risks and uncertainties that make an investment in our securities risky. These risks include, but are not limited to:

Risks Related to Our Business and Our Industry

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Our success depends heavily on our ability to maintain our safety record, and our customers’ perception of safety may be impacted by the broader industry, and customers may not differentiate our services from those of our competitors.

•	Flight operations are inherently risky, and our insurance may be insufficient to cover our losses.

•	We depend on a small number of large customers for a significant portion of our revenues.

•	Our ability to attract and retain key personnel is critical to our future success, and, in certain instances, could be influenced by events beyond our control.

Risks Related to Our Oil and Gas Operations

•	We are highly dependent on the offshore oil and gas industry.

•	We are substantially dependent on servicing deepwater facilities in the Gulf of Mexico with heavy aircraft.

•	The war in Ukraine has adversely affected our industry, and may have an adverse effect on our business.

•	Financial distress experienced by our oil and gas customers could adversely affect demand for our services.

Risks Related to Our Air Medical Operations

•	Our air medical operations expose us to numerous special risks, including collection risks and potential medical malpractice claims.

•	The rates, coverage or methods of third-party reimbursements may adversely affect our revenue and operations.

•	The healthcare industry is heavily regulated and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations.

Risks Related to Regulatory Matters

•	Our operations are heavily regulated, which restricts our flexibility and subjects us to various costs and compliance risks.

•	We are required to comply with trade compliance and economic sanctions laws and regulations.

•	Our operations are subject to stringent and comprehensive environmental, health and safety laws and regulations that may expose us to significant costs and liabilities.

•	Recent changes in healthcare laws and regulation could have a material impact on our business.

Risks Related to Our International Operations

•	Our international operations are subject to political, economic, regulatory and other uncertainties.

•	We are exposed to risks related to fluctuations in exchange rates in the international markets where we operate.

•	We operate in certain international areas through foreign entities that we do not control, which subjects us to a variety of risks.

•	Regional instability in the Middle East and other of our overseas markets could adversely affect business conditions and disrupt our operations.

Risks Related to our Indebtedness, Liquidity and Capital Resources

•	Our indebtedness and operating lease commitments could adversely affect our financial condition and impair our ability to operate our business.

•	Our business requires us to incur substantial capital expenditures.

Risks Related to the Offering and Ownership of Our Common Stock

•	There is currently no active public market for shares of our common stock and an active trading market for our common stock may never develop.

•	The trading price of our common stock may be volatile and could decline substantially.

•	The coverage of our business or our common stock by securities or industry analysts or the absence thereof could adversely affect our stock price and trading volume.

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We are an emerging growth company, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

•	Future sales of our common stock in the public market could cause our stock price to fall.

Risks Related to Provisions in Our Charter Documents

•	Provisions of our charter documents could discourage, delay or prevent a merger or acquisition at a premium price.

•	Our certificate of incorporation limits the ownership of voting securities by persons who are not U.S. citizens, which could have certain adverse effects.

The foregoing summary is not complete and you should carefully consider all of the information set forth in this prospectus and, in particular, the more detailed discussion of these and other risks and uncertainties in the section titled “Risk Factors” prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could adversely affect our business, financial condition and results of operations.

Principal Executive Offices

Our principal executive offices are located at 2001 SE Evangeline Thruway, Lafayette, Louisiana, 70508 and our telephone number is (337) 235-2452. Our website address is www.phihelico.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended

(the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include:

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

•	reduced obligations with respect to financial data, including presenting only two years of audited consolidated financial statements in this prospectus;

•	exemption from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period set forth in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have chosen to “opt in” to this extended transition period for complying with new or revised accounting standards and, as a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised standards on a non-delayed basis.

We have elected to take advantage of certain reduced disclosure obligations in this prospectus, and we may elect to take advantage of other reduced disclosure obligations in future filings with the Securities and Exchange Commission (the “SEC”) while we remain an emerging growth company. If we do, the information that we provide stockholders may be different than what you might receive from other public reporting companies in which you may have equity interests.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the date of this prospectus; (ii) the last day of the fiscal year in which we have total annual gross revenues of at least $1.235 billion; (iii) the last day of any fiscal year in which the market value of our common stock held by non-affiliates is greater than $700.0 million as of the last business day of our second quarter of that fiscal year, and (iv) the date on which we have issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Underwriters’ option to purchase additional shares of common stock	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ (or approximately $ if the underwriters exercise in full their option to purchase additional shares), based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $ of the net proceeds to and the remainder for general corporate purposes. See the section titled “Use of Proceeds.”

Proposed NYSE Trading Symbol	“ROTR”

Risk factors	Investing in our common stock involves risks that are described in the “Risk Factors ” section beginning on page 26 of this prospectus.

Except as otherwise indicated, the number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on 24,130,912 shares outstanding as of June 30, 2023, and excludes:

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1,458,821 shares of common stock issuable as of June 30, 2023 upon the exercise, vesting or settlement of outstanding equity awards granted under the PHI Group, Inc. Management Incentive Plan (the “Existing Stock Plan”);

•	1,747,429 shares of common stock reserved for future issuance under the Existing Stock Plan as of June 30, 2023; and

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5,266,355 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock that expire in 2044 (the “Creditor Warrants”) outstanding as of June 30, 2023, at a weighted-average exercise price of approximately $0.001 per share.

Further, unless otherwise indicated, this prospectus assumes or gives effect to:

•	no exercise of the outstanding equity awards or Creditor Warrants described above after June 30, 2023; and

•	no exercise of the underwriters’ option to purchase additional shares of common stock.

Summary Consolidated Financial and Other Data

The following tables summarize certain summary historical consolidated financial and other data as of and for the periods indicated. Our summary consolidated statements of operations and cash flow data presented below for the six months ended June 30, 2023 and 2022 and our summary consolidated balance sheet data as of June 30, 2023 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our summary consolidated statements of operations and cash flow data presented below for the years ended December 31, 2022 and 2021 and our summary consolidated balance sheet data presented below as of December 31, 2022 and December 31, 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial statements. Our historical results presented below are not necessarily indicative of the results to be expected for any future period.

The information presented below should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022	2021
	(In thousands)
Operating revenues—net	$428,398	$357,830	$760,286	$690,565
Total operating expenses	366,327	338,857	708,099	597,951

Operating income	62,071	18,973	52,187	92,614
Interest expense	1,298	840	1,812	2,466
Other income—net	(12,071)	(6,119)	(6,113)	(1,893)

Income before income taxes	72,844	24,252	56,488	92,041
Income tax (benefit) expense	19,487	4,514	(1,134)	22,230

Net income	$53,357	$19,738	$57,622	$69,811

Earnings per share (1):
Basic	$1.77	$0.63	$1.88	$2.24

Diluted	$1.73	$0.62	$1.85	$2.22

Weighted average common shares outstanding
Basic	30,181	31,261	30,703	31,176

Diluted	30,790	31,661	31,129	31,440

Net income	$53,357		$57,622
Pro forma adjustment to reflect performance-based RSU vesting expense(2)	—		(2,838)
Pro forma adjustment to reflect loss on extinguishment of PNC Term Loan and Revolving Credit Agreement(2)	—		(765)
Pro forma adjustment to reflect incremental interest expense on debt(2)	(698)		(2,488)

Pro forma net income	$52,659		$51,531

Pro forma earnings per share attributable to common stockholders, basic (unaudited)(2)	$1.66		$1.60

Pro forma earnings per share attributable to common stockholders, diluted (unaudited)(2)	$1.56		$1.52

Pro forma weighted-average common shares outstanding, basic (unaudited)(2)	31,734		32,192

Pro forma weighted-average common shares outstanding, diluted (unaudited)(2)	33,667		33,996

(1)

See Note 15 to our condensed consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted earnings per share attributable to common stockholders.

(2)

Pro forma earnings per share attributable to common stockholders gives effect to (i) the adjustments to the conversion ratio of each of the outstanding Creditor Warrants in respect of the $2.47 per share cash dividend declared by our board of directors on September 8, 2023, payable to stockholders of record as of September 19, 2023, (ii) certain changes made to the change of control vesting conditions of certain outstanding performance-based RSUs to provide for the vesting of one-third of such award six months subsequent to an initial public offering, subject to continued employment through such date, (iii) the $0.8 million loss on extinguishment of debt related to repayment in full of amounts outstanding under our prior credit agreement with a portion of the proceeds from our new credit facilities and (iv) the incremental interest expense for the issuance of the new credit facilities offset by the extinguishment of the existing debt, and is calculated by dividing pro forma net income attributable to common stockholders by the pro forma weighted-average common shares outstanding for the period. Pro forma net income attributable to common stockholders is computed by adjusting net income attributable to common stockholders to give pro forma effect to the incremental stock-based compensation expense recognized as a result of a modification to the performance-based RSUs, the loss on extinguishment of debt and incremental interest expense described above. Pro forma weighted-average common shares outstanding is computed by adjusting weighted-average common shares outstanding to give pro forma effect to the foregoing pro forma adjustments as if they had occurred on January 1, 2022. See the sections titled “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” and “Executive Compensation—Incentive Compensation—Equity Incentive—Performance-Based RSUs.”

Consolidated Balance Sheet Data:

	As of June 30, 2023			December 31,
	Actual	Pro Forma(1)	Pro Forma As Adjusted	2022	2021
	(In thousands)			(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$72,384	$28,857		$61,166	$62,984
Total current assets	396,885	353,633		348,582	299,139
Total assets	750,205	708,437		711,363	657,614
Total current liabilities	129,958	128,324		129,951	130,218
Long-term debt	15,964	37,702		18,315	19,929
Total liabilities	232,481	254,230		238,548	231,336
Total shareholders’ equity	517,724	454,207		472,815	426,278
Total liabilities and shareholders’ equity	750,205	708,437		711,363	657,614

(1)	See the section titled “Capitalization” for information regarding the adjustments reflected in the pro forma and pro forma as adjusted columns.

Consolidated Statements of Cash Flow Data:

	Six Months Ended June 30,		Year ended December 31,
	2023	2022	2022	2021
	(In thousands)
Cash and cash equivalents and restricted cash at beginning of period	$63,079	$64,976	$64,976	$67,336
Net cash from operating activities	51,378	7,738	54,220	109,296
Net cash from investing activities	(20,080)	(33,622)	(36,328)	(24,732)
Net cash from financing activities	(19,987)	(17,505)	(20,053)	(86,409)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(262)	(100)	264	(515)

Cash and cash equivalents and restricted cash at end of period	$74,128	$21,487	$63,079	$64,976

Other Financial Data:

	June 30,		Year Ended December 31,
	2023	2022	2022	2021	2020
	(In thousands)
Other financial data:
Adjusted EBITDA(1)	$89,331	$51,192	$116,471	$135,351	$95,996
Free cash flow(2)	32,837	(12,599)	17,329	81,087	108,069

(1)

Adjusted EBITDA is a non-GAAP measure. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a discussion of adjusted EBITDA, including how it is calculated and the reasons why we believe it is useful to investors, as well as a reconciliation thereof to the most directly comparable GAAP measure.

(2)

Free cash flow is a non-GAAP measure. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a discussion of free cash flow, including how it is calculated and the reasons why we believe it is useful to investors, as well as a reconciliation thereof to the most directly comparable GAAP measure.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision. However, these risks and uncertainties are not the only risks facing our company. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected and the trading price of our common stock could decline, causing you to lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

Our success depends heavily on our ability to maintain our safety record, and our customers’ perception of safety may be impacted by the broader industry, and customers may not differentiate our services from those of our competitors.

A favorable safety record is one of the primary factors a customer reviews in selecting an aviation services provider. Our aircraft have been involved in accidents in the past, some of which have included the loss of life and property damages, and we may experience similar accidents in the future. If we fail to maintain our safety and reliability record, our ability to maintain our current customers and attract new customers could be materially adversely affected. Customers may also have specific perceptions of the safety and performance of certain types of aircraft, such as single-engine versus twin-engine aircraft or propeller-powered aircraft versus jet-powered aircraft, which may impact their decision to engage us and our services.

Additionally, customers and other stakeholders may not differentiate between us and the broader aviation industry with respect to our international operations or, the regional aviation industry with respect to our U.S. operations. If our competitors or other participants in this market have problems in areas including safety, technology development, engagement with aircraft certification bodies or other regulators, engagement with communities, target demographics or other positioning in the market, data security, data privacy, flight delays or bad customer service, such problems could impact the public perception of the entire industry, including our business.

Flight operations are inherently risky, and our insurance may be insufficient to cover our losses.

The operation of aircraft inherently involves a high degree of risk. Aircraft accidents, collisions, fire, adverse weather, and other hazards may result in loss of life, serious injury to employees and third parties, damages to equipment or property owned by us or others, loss of revenues, termination of customer contracts, fines, penalties, restrictions on conducting business, increased insurance costs, or damage to our reputation or customer relationships. Accidents involving other helicopter companies could adversely impact us if they cause governmental agencies to impose flight moratoriums or reduce demand for the specific aircraft model involved in the accidents or for helicopter services generally.

We maintain hull and liability insurance on our aircraft, which insures us against physical loss of, or damage to, our aircraft and against certain legal liabilities to others. In addition, we carry war risk, expropriation, confiscation and nationalization insurance for our aircraft involved in international operations. We do not, however, carry insurance against all types of losses. For instance, we are not insured for loss of use of our aircraft, business interruption, or loss of flight hours that are likely to be a consequence of any loss or reduced use of the aircraft in our fleet.

While we believe that our insurance and indemnification arrangements provide reasonable protection for a substantial portion of any foreseeable losses, we cannot assure you that we will continue to be able to maintain adequate arrangements in the future. Moreover, our current arrangements are and any arrangements we enter into the future may be, subject to deductibles, retentions, coverage limits, and coverage exceptions, the aggregate impact of which could be material. For example, in 2021, we paid approximately $1.3 million in insurance deductibles in connection with losses related to Hurricane Ida. Accordingly, our incurrence of severe casualty losses, the expropriation or confiscation of significant assets, or other events that are not partially or fully covered by insurance, or which require us to pay significant deductibles, could materially adversely affect our financial condition, results of operations, access to affordable insurance, or cash flows.

We furnish to and receive from our customers indemnities relating to damages caused or sustained by us in connection with our operations. Certain customers may try to capitalize on their market leverage to shift responsibility for risk to us. In difficult markets, we may need to accept greater risk to win new business or retain existing business. Our customers’ changing views on risk allocation could cause us to accept greater risk to win new business or could result in us losing business if we are not prepared to take such risks. To the extent that we accept such additional risk, and seek to insure against it, our insurance premiums could rise or we may not be able to obtain this additional coverage or may otherwise choose not to do so, requiring us to assume the added risk exposure.

We depend on a small number of large customers for a significant portion of our revenues.

We derive a substantial portion of revenues and income from a limited number of customers, and in particular, major and independent oil and gas companies. For the year ended December 31, 2022, approximately 34% of our revenue was attributable to our three largest customers, with our largest customer representing 18.6% of our total revenue for the year. We cannot assure you that these customers will continue to do business with us on terms or at rates currently in effect, or will not elect to do business with our competitors or perform their own transportation services themselves in the future. Further, most of our contracts, including those with our largest customers, include provisions permitting early termination by the customer, sometimes with as little as 30 days’ notice for any reason and generally without penalty. See “—Risks Related to Our Industry—Our contracts generally can be terminated or downsized by our customers without penalty or may not be renewed when they expire” below. The loss of one of our top customers could adversely affect our business, financial condition and results of operations. In addition, our concentration of customers within the oil and gas industry may impact our overall credit risk in that these entities may be similarly affected by changes in economic, industry and other conditions.

Our ability to attract and retain key personnel, including pilots, is critical to our future success, and any failure to do so could adversely affect our ability to provide transportation services and increase costs.

We are materially reliant on the skills, experience and performance of a limited number of senior officers. Certain of our senior management and the key employees have exceptionally strong knowledge of our businesses, sectors and clients. If we lose the services of key officers and cannot attract equally qualified replacement personnel, our business may be adversely affected, including through the loss of know-how and information of value to us, and their departure could pose a risk to key customer relationships.

We are also heavily dependent on the availability of skilled pilots to provide services. We have recently seen decreased availability of qualified pilots, increasing competition for new hires within the aviation industry and, therefore, a significant increase in the compensation necessary to attract and retain pilots. For example, for a number of years, many of our domestic pilots were from a pool of U.S. military veterans. Reductions in the pool of ex-military pilots, whether caused by retirements or other factors, has reduced the overall pool of pilots available to us. Accordingly, we may be required to offer new hiring incentives and other increases in compensation to remain competitive in the labor market, which could increase our operating costs. Certain of our domestic pilots are subject, under certain circumstances, to being called upon to provide additional military services or National Guard services. If a substantial number of our pilots were called upon within a short period of time or during a time of pilot shortages, our operations could be disrupted or adversely affected. Many of our customers also require pilots of aircraft that service them to have extremely high levels of flight experience, and pilots with the requisite level of expertise may not be available. Certain of our PHI Health operating locations are also located in rural areas, which potentially increases the difficulty of locating qualified personnel.

Similarly, our ability to attract and retain qualified mechanics, technicians, nurses, paramedics, and other highly trained personnel is an important factor in determining our future success, including the ability to maintain our fleet and provide our MRO services. The market for these experienced and highly trained personnel is competitive and may become more competitive. We cannot be assured that we will be successful in our efforts to attract and retain such personnel in the future, including pilots, and any failure to do so could adversely affect our business, financial condition and results of operations.

Negative publicity relating to, among other things, accidents, customer complains or governmental investigations involving any aircraft operated by us or another operator may adversely impact us.

Adverse publicity or news coverage relating to accidents, customer complaints or governmental investigations involving any aircraft operated by us or another operator could cause substantial adverse publicity affecting us specifically or our industry generally. For example, in the past various consumer interest groups have questioned the fairness of certain billing practices used in the air medical industry, which generated negative industry publicity and various proposals to further regulate the industry. In addition, adverse publicity or news coverage in connection with our September 2019 bankruptcy may negatively impact our efforts to establish and promote name recognition and a positive image moving forward. Media coverage and public statements that insinuate improper actions by us or other industry participants, regardless of their factual accuracy or truthfulness, may harm our reputation and result in litigation, governmental investigations, or additional regulation. Addressing negative publicity and any resulting litigation, investigations or regulation may distract management, increase costs, and divert resources. Any damage from negative publicity could adversely affect our business, financial condition and results of operations.

Adverse weather conditions and seasonal factors can adversely affect our operations and any inability to effectively deploy aircraft could adversely affect our business, financial condition and results of operations.

We are subject to weather-related and seasonal factors, including:

•	poor weather conditions that often prevail during winter but can develop in any season;

•	hurricanes, typhoons, cyclones or other tropical storms in the Gulf of Mexico or our other tropical or sub-tropical markets; and

•	reduced daylight hours during the winter months.

Poor visibility, high winds and heavy precipitation can affect the operation of helicopters and significantly reduce our flight hours. Additionally, because the fall and winter months have fewer hours of daylight, our flight hours are generally lower at those times, which typically results in a reduction in revenues during those months. A substantial portion of our direct costs is fixed. Thus, prolonged periods of adverse weather can materially and adversely affect our results of operations.

In most of our markets, the winter months generally have more days of adverse weather conditions than the other months of the year. During the summer and fall tropical storm season, we are unable to operate in the area of storms. Because many of our offshore bases are located along coastal areas, hurricanes, typhoons, cyclones and other tropical storms often require us to incur significant expense to move our aircraft to safer locations and can cause substantial damage to our property, including helicopters that we are unable to relocate. Incidents of extreme weather have increased in recent years and many experts believe that, as average global temperatures continue to rise as a result of climate change, the frequency and severity of these extreme events will continue to increase, amplifying their adverse impact of on our business.

We may not properly deploy our helicopters.

Our helicopters may not always be profitably deployed. Customers often require a specific type of helicopter in each of the segments in which we operate, which may be different from those in our fleet. The duration of our typical customer contract is generally too short to recover our full cost of purchasing a helicopter, and most of our contracts allow the customer to terminate the contract on short notice, subjecting us to the risk that we will be unable to recoup our investment in the helicopter. Any downturn in the markets we serve, such as the downturn in the oil and gas industry that began in mid-2014 and the downturn that resulted from the drastic fall in oil prices during the early stages of the global COVID-19 pandemic, can also significantly reduce the demand for and utilization of our fleet of offshore aircraft.

Helicopters we acquire may not be covered by customer contracts when they are added to our fleet. Once a new helicopter is delivered to us, we generally spend between two and three months installing mission-specific or customer-specific equipment before we place it into service. As a result, there can be a significant delay between the delivery date for a new helicopter and the time that it is able to generate revenue for us. In addition, unscheduled maintenance or repairs can interrupt our service and adversely impact our operating results. Moreover, we typically incur substantial fixed costs on our aircraft (including insurance, maintenance, crew wages and benefits, and lease costs, if applicable), regardless of whether they are operating. Accordingly, any inability to deploy aircraft could adversely affect our business, financial condition and results of operations.

Our fixed operating expenses and long-term contracts with customers could adversely affect our business.

Our profitability is directly related to the demand for our services. Because of the significant expenses related to aircraft financing and leasing, crew wages and benefits and insurance and maintenance programs, a significant portion of our operating expenses are fixed and will be incurred even if aircraft are not actively servicing customers and generating revenue. A decrease in our revenue could therefore result in a disproportionate decrease in earnings, as a significant portion of our operating expense would remain unchanged. Similarly, the discontinuation of any rebates, discounts or preferential financing terms that manufacturers, lenders or lessors offer us could have the effect of increasing our related expenses, and without a corresponding increase in our revenue, would adversely affect our results of operations. A number of our contracts also include provisions that require us to pay a penalty or provide credit to the customer if we are not able to provide our transportation services as provided for in the contract, in certain instances even if such inability is not of our own fault, which can result in lost revenue and increased costs.

Certain of our long-term aircraft services contracts contain price escalation terms and conditions. Although supplier costs, fuel costs, insurance costs and other cost increases are typically passed through to our customers through rate increases where possible, these escalations are often contractually capped and may not be sufficient to allow us to recover the increased costs that are not fully passed through to customer under the agreement, and we may not be able to realize the full benefit of price increases during a market downturn. For example, the current inflationary environment has caused certain of our costs to increase, in certain instances in excess of the escalation clauses in our customer agreements. While we are engaging certain customers to raise the ceiling on these escalation clauses, we may not be successful in doing so such that the applicable agreement covers all cost increases, or any additional increases at all. There can be no assurance that we will be able to estimate costs accurately or recover increased costs by passing these costs on to our customers. We may not successfully identify or secure cost escalations for other costs that may escalate during the applicable client contract term. In the event that we are unable to fully recover material costs that escalate during the terms of our client contracts, our business, financial condition and results of operations would be adversely affected.

Our contracts generally can be terminated or downsized by our customers without penalty or may not be renewed when they expire.

Most of our contracts include provisions permitting early termination by the customer, sometimes with as little as 30 days’ notice for any reason and generally without penalty. In addition, most of our contracts permit our customers to, without penalty, decrease the number of aircraft under contract with a corresponding decrease in the fixed monthly payments. Historically, during weak offshore market conditions, certain of our customers have requested reductions in the number of aircraft under contract, pricing concessions or both, and we may receive additional similar requests in the future. Further, most of our contracts with hospitals contain provisions permitting early termination by the hospital, typically with 180 days’ notice for any reason and generally without penalty. As a result, our contracted business is not a guarantee that we will generate those revenues in the future and you should not place undue reliance on the existence or current terms of our customer contracts. We may not be able to replace the business derived from a contract that is downsized, terminated or not renewed, which would reduce our revenues. Any reduction in services or cancellation or non-renewal of a contract could adversely affect our business, financial condition and results of operations.

The air transportation services business is competitive.

All of our segments are highly competitive. We generally compete on the basis of safety, price, reliability, aircraft availability, experience, fleet configuration and quality of service. Further, many of the aircraft that we operate are characterized by changing technology and shifting client or regulatory demands, including technology preferences. Our ability to compete and our future growth and financial performance will depend in part upon our ability to develop, market and integrate new services and to accommodate the latest technological advances and client preferences. Any failure to effectively compete would have an adverse effect on our business, financial condition and results of operations.

Our PHI Americas segment competes with larger and smaller companies operating in the Gulf of Mexico, including leasing companies. We believe competition in our PHI International segment and the international offshore markets in our PHI Americas segment is as great as or greater than the competition we face in the Gulf of Mexico. In addition, while a limited subset of our customers operate their own helicopter fleets, most of our customers and potential customers have the ability to do so. In certain markets worldwide, oil and gas companies have elected to transport personnel and equipment to and from their offshore rigs and platforms through the use of marine transportation vessels, especially when such rigs and platforms are located close to shore. Technological improvements that increase the speed or efficiency of these vessels could reduce the demand for our oil and gas flight transportation services. For instance, the development and implementation of equipment that reduces the amount of time necessary to load personnel on and off offshore rigs and platforms could enhance the attractiveness of marine vessels and reduce demand for flight services.

The level of activity in offshore oil and gas exploration and production is also affected by the relative economics of and resultant level of activity in onshore oil and gas exploration and production. In the past decade, there has been a significant focus on and increase in production from onshore North American shale reservoirs, which has been facilitated by hydraulic fracturing and other technologies. The availability of more economical oil and gas reserves, including, if applicable, onshore North American shale reservoirs, could adversely affect our business, financial condition and results of operations.

Our PHI Health segment competes for business primarily under the IPM and, to a lesser extent, under the TPM. Under the IPM, we have no contracts and no fixed revenue stream, but must compete for transport referrals on a daily basis with other independent operators in the area. Under the TPM, we contract directly with healthcare facilities to provide their transportation services, with the contracts typically awarded on a competitive bid basis. Under both models, we compete against national and regional companies, and there is usually more than one competitor in each local market. In addition, we compete against hospitals that operate their own helicopters. Demand for our air medical flight services would decrease if more hospitals in our operating areas develop their own aviation capability. Our air medical operations compete with ground-based ambulance services as well. The construction of additional hospitals and medical treatment centers in currently unserved areas would likely increase the ability of ground-based ambulances to provide services currently provided by air medical providers such as us, which could reduce demand for our air medical flight transportation services.

We depend on our ability to qualify as an eligible bidder under contract criteria and to compete successfully against other qualified bidders in order to obtain certain of our contracts.

Certain of our customers in each of our segments conduct competitive processes for awarding certain contracts pursued by us. We typically face strong competition and pricing pressures for competitively bid contract awards, and we may be required to qualify or continue to qualify under applicable contract criteria. Our inability to qualify as an eligible bidder under contract criteria could preclude us from competing for certain contract awards. In addition, our inability to qualify as an eligible bidder, or to compete successfully when bidding for certain contracts and to win those contracts, could adversely affect our business, financial condition and results of operations.

We depend on a small number of aircraft manufacturers for our supply of new aircraft.

There are a small number of aircraft manufacturers that can meet our needs for new aircraft to expand our fleet or replace aircraft that no longer meet our needs. These manufacturers have a limited capacity to produce new aircraft, particularly heavy helicopters, and in some cases, have ceased production of certain aircraft, as is the case with the Sikorsky S-92 heavy model aircraft. Sikorsky has not produced an S-92 for the oil and gas industry in the last five years. In addition, there is typically a substantial delay between the order and delivery dates for most new aircraft, especially new medium and heavy helicopters, which makes it more difficult to adjust quickly to changes in industry conditions. Further, the lead-time to order new aircraft has generally increased since the onset of the COVID-19 pandemic. Significant unplanned delays due to a shortage of available aircraft could delay the implementation of our business strategies or materially increase our cost of meeting our commitments to our customers. Aircraft shortages could also cause us to fail to meet our obligations under existing or contemplated new customer agreements. For example, a shortage of medium and heavy aircraft could adversely affect our ability to service oil and gas customers in the deepwater areas of the Gulf of Mexico. If we are unable to obtain aircraft from these manufacturers with delivery dates, prices and other terms acceptable to us, our profitability and growth prospects could be adversely impacted, and the impact may be material.

We require aircraft components and parts for the maintenance and repair of aircraft, and supply constraints or cost increases could adversely affect our business.

In connection with maintaining and repairing our aircraft, we rely on a few key vendors for the supply and overhaul of components fitted to our aircraft, certain of which are sole suppliers of the parts they manufacture. While we do have contracts in place with many of our suppliers, these contracts are ordinary course and do not lock in affirmative commitments by the supplier to supply a specified number of parts or to supply such parts on a specific schedule. Instead, these contracts address ordinary course operational matters, as is typical in our industry, such as specifications and other technical requirements.

These vendors have historically worked at or near full capacity supporting the aircraft production lines and the maintenance requirements of a range of customers. From time to time, these vendors may experience backlogs in their delivery schedules, and some parts may be in limited supply. For example, certain of these suppliers have been and may continue to be impacted by supply chain and logistics disruptions that began during the COVID-19 pandemic and have continued, even as the pandemic subsided. In particular, Sikorsky ceased production of replacement parts for the S-92, a heavy aircraft that we use extensively in our oil and gas operations. These disruptions have caused delays in the delivery of parts and, in some cases, increased costs for parts, or certain parts, including for the S-92, not being available at all. Further, to the extent any of these suppliers also supply parts for aircraft used by governments in military operations, those deliveries may be given priority over commercial orders like ours. Because of the limited number of alternative suppliers, vendors and OEMs (and in certain cases, the complete lack thereof), supply chain disruptions such as these could adversely affect our business and results of operations, including our ability to keep the affected aircraft operational and to meet customer commitments. If we are unable to perform timely maintenance and repairs, our aircraft may be unable to meet contract demands or may be underutilized, which could have an adverse impact on our financial performance. In certain situations, if a part is unavailable, we have been and may in the future be required to strip other aircraft in our fleet for the relevant parts, at least temporarily taking the aircraft used for parts out of service. Additionally, cost increases for critical aircraft components or repair services could also reduce the profitability of our operations, particularly if the current inflationary environment persists or worsens. Supply constraints or cost increases for important aircraft components and services could adversely affect our business, financial condition and results of operations.

Obtaining supplies of aircraft components and parts can be more challenging or costly in our foreign operations. In connection with conducting operations in foreign locations, we typically attempt to store nearby a sufficient amount of key integral parts. If we store too few of these parts, we could incur the type of maintenance and repair delays described above. On the other hand, if we store too many parts in remote locations, a portion of them could become unusable or obsolete, causing us to record impairment charges.

Adding a new aircraft model to our fleet caries significant risk, including increased operating risk and costs, and we may not receive a satisfactory return on our investment.

We anticipate lease commencements for Airbus H160 Medium-twin helicopters in the fourth quarter of 2023 as part of our introduction program for operations in the United States. Assuming a successful introduction program, we expect to place these aircraft on commercial contracts in mid-2024 and, although the aircraft is in limited use in other commercial applications outside of the United States, we will be the first commercial operator to use it in offshore oil and gas operations. We will also be adding two Airbus H175 aircraft to our fleet as early as 2024. Operating a new model of aircraft brings several unique risks, including those related to operational reliability and the absence of any established safety record. We also face uncertainty regarding the timing of deliveries and the ability of the aircraft and all of its components to comply with agreed upon specifications and performance standards. New aircraft require regulatory approvals and certifications, many of which can be extensive, and there is no assurance that we will be able to secure them in a timely manner or at all, and the United States has not yet fully certified the H160, including with respect to operating under IFR.

The addition of a new aircraft type can also increase the costs and complexity of our operations. For example, we will need to develop and implement new technology and compliance programs and change flight schedules, parts provisioning and maintenance and repair. In addition, we also face risks in integrating a new model into our existing infrastructure, including, among other things, the additional costs, resources, and time needed to hire and train pilots, technicians, and other skilled support personnel. Because the H160 does not have any history of commercial use within our industry or in the United States, and its commercial use elsewhere has been extremely limited, there is no established record from which we can estimate these costs and our estimates may prove to be wrong. If we fail to successfully take delivery of, commence operations with, operate reliably or integrate into our operations new aircraft, including the new Airbus H160 and H175 aircraft in a timely and cost-effective manner, our business, results of operations and financial condition could be harmed.

The concentration of certain helicopter models in our fleet could materially adversely affect our business.

Certain helicopter models comprise a significant portion of our helicopter fleet. If demand for these models declines, if these models experience technical difficulties or if these models are involved in operational incidents, the value of the affected models could decrease or we may not be able to provide services with these model without decreases the price to customers, incurring significant expense or at all. Similarly, if there are shortages or significant delays in the availability of replacement parts for one or more of these models, we may encounter similar adverse effects. In addition, the bankruptcy or shutdown of a helicopter operator or lessor with a large fleet of these models could lead to an oversupply of the models being made available to the market, which could reduce the rates earned by, and/or the value of, the helicopter models. A significant long-term decline in value of the models that comprise a significant portion of our fleet could result in an impairment to the carrying value of our helicopter fleet. The occurrence of any of these events could adversely affect our business, financial condition and results of operations.

The market value of our fleet of aircraft is cyclical.

The fair market value of each of our aircraft is dependent upon a variety of factors, including:

•	the number of comparable aircraft servicing the market;

•	the types and sizes of comparable aircraft available;

•	the specific age and attributes of the aircraft;

•	demand for the aircraft in different industries; and

•	changes in regulation or competition from other air transport companies and other modes of transportation.

Further, during any period of declining demand for our offshore aircraft and services, whether due to general economic and market conditions, fluctuations in commodity prices or the level of oil and gas exploration and production, or otherwise, the fair market value of our offshore aircraft in particular could decline, as occurred in mid-2014. Lower aircraft values can adversely impact us in a number of ways, including potential asset impairment charges, potential breaches of loan covenants or lower proceeds in the event of aircraft sales, any of which could have an adverse effect on our business, financial condition and results of operations.

Inflation has adversely affected and may continue to adversely affect our business.

Although inflation in the United States was relatively low for a number of years, beginning in the second half of 2021 inflation increased significantly, rising to as high as 8.2% in September 2022. This increase was due to a number of factors, including increased money supply, stimulative fiscal policy, rebounding consumer demand as the COVID-19 pandemic eased, worldwide supply chain disruptions and the war in Ukraine. Although the rate has decreased recently, it still remains well above the historic levels over the past several decades in the United States.

Inflation has adversely affected our business by increasing costs of critical components, aircraft and equipment, labor and other services we may rely on. While we maintain cost escalation clauses in most of our customer agreements, the current inflationary environment has in certain instances caused our costs to increase in excess of the escalation clauses in our customer agreements, compressing our margins. The parts for certain aircraft have also increased at higher rates than others over the past several years, in part due to inflation. Inflationary pressures also increase the operating and other costs of our customers, particularly in the oil and gas industry. If costs increase such that it is no longer profitable for one or more customers to continue operations in the Gulf of Mexico or elsewhere, demand for our services could be harmed.

Sustained levels of high inflation have also caused the U.S. Federal Reserve and other central banks to increase interest rates multiple times, and may continue to do so, which could have the effects of further raising the cost of capital, weakening exchange rates and depressing economic growth. To the extent inflation remains elevated or increases, we may experience additional cost increases and reduced margins and profitability, adversely affecting our business financial condition and results of operations.

The market for the sale of used aircraft is limited and volatile.

If we cannot find an acceptably profitable use for a helicopter, or if a helicopter no longer meets our strategic objectives, including due to age, we will frequently seek to sell it. Prices in the used helicopter market are typically volatile, and we may incur gains or losses from the sale of helicopters. The number of aircraft sales and the amount of gains and losses recorded on these sales depends on a wide variety of factors, and is inherently unpredictable. Moreover, there may be limited or no demand for certain types of used aircraft, especially older medium or heavy helicopters, or for helicopters with the modifications we make to address a particular customer need. Our inability to dispose of our aircraft in the secondary markets on acceptable terms or at all may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of cybersecurity attacks and other information technology security breaches and system failures.

As service providers, we rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, to bill our customers, to monitor the flights of our aircraft, to communicate with our pilots, employees, suppliers, customers and others, to manage or support a variety of our other business operations, transactions and processes. As part of our operations we also maintain various records, which may include personal information of customers, employees or other third parties, which may include medical information that is subject to and regulated by privacy laws, as described further in the risk factors above. We make significant efforts to maintain the integrity and continuity of our systems and to safeguard the security of these types of information, including maintaining contingency plans in the event of security breaches or other system failures. However, in the past we have been subject to cybersecurity attacks that gained access to certain systems, but they have not had a material impact on our operations. We cannot assure you that our security efforts and measures will in the future prevent service disruptions, unauthorized access to our systems, loss or destruction of data, account takeovers, or other forms of cyber-attacks or similar events, whether caused by mechanical failures, human error, aging equipment or accidental technological failure. We may also experience security breaches that remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

Cybersecurity attacks across industries, including ours, are increasing in sophistication, scope and frequency and may range from uncoordinated individual attempts to measures targeted specifically at us. These attacks include but are not limited to, malicious code, software or viruses (e.g., ransomware), attempts to gain unauthorized access to, or otherwise disrupt, our information systems, attempts to gain unauthorized access to business, proprietary or other confidential information, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. Cybersecurity failures may be caused by system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, and their products or services. In addition, these threats or failures may stem from natural disasters, acts of terrorism, war, telecommunication and other electrical failures, denial or degradation of service attacks, fraud, malice, sabotage or human error or theft on the part of employees, third parties or sophisticated nation-state and nation-state supported actors, including attempts by outside parties to fraudulently induce our employees or customers to disclose or grant access to our data or our customers’ data via phishing attacks or other social engineering schemes.

Failures of our information or communications systems, whether the result of cybersecurity attacks, mechanical failures, natural disasters or otherwise, could result in a breach of critical operational or financial controls and disrupt our operations, commercial activities or financial processes. System failures or cybersecurity attacks may also involve information subject to stringent domestic and foreign data protection laws governing personally identifiable information, protected health information or other similar types of sensitive data and require notification to individuals, governmental authorities, the media and other third parties. Cybersecurity attacks or other disruptions impacting significant customers and/or suppliers could also lead to a disruption of our operations or commercial activities.

Despite our attempts to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyberattacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could damage our reputation, subject us to liability claims or regulatory scrutiny and investigations, potentially resulting in penalties, fines and other enforcement actions. Further, our insurance coverage may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems. Any of the forgoing could adversely affect our business, financial condition and results of operations.

Future investments, acquisitions or business expansions by us would subject us to additional business, operating and financial risks, the impact of which could adversely impact our business.

In an effort to implement our business strategies, we may from time to time in the future pursue acquisition or expansion opportunities, including strategic investments. These transactions could involve acquisitions of entire businesses or investments in start-up or established companies, and could take several forms, including mergers, joint ventures, or the purchase of equity interests or assets. These types of transactions may present significant risks and uncertainties, including the difficulty of identifying appropriate companies to acquire or invest in on acceptable terms, distraction of management from current operations, insufficient revenue acquired to offset liabilities assumed, unexpected expenses, inadequate return of capital, regulatory or compliance issues, potential violations of covenants in our debt instruments and other unidentified issues not discovered in due diligence. To the extent we acquire part or all of a business that is financially unstable or is otherwise subject to a high level of risk, we may be affected by currently unascertainable risks of that business. In addition, we can provide no assurances that we will be able to successfully integrate the flight and safety protocols, maintenance procedures, technology systems, billing systems, accounting processes, controls, policies, strategies and culture of the acquired company with ours. The financing of any future acquisition completed by us would likely include the issuance of additional securities or the borrowing of additional funds, which could adversely impact our capital structure. Accordingly, we cannot guarantee that any such transaction will ultimately result in the realization of the benefits of the transaction originally anticipated by us or that any such transaction will not adversely affect our business financial condition or results of operations.

Increasing attention to ESG matters could adversely affect us.

In recent years, increasing attention has been given to corporate activities related to environmental, social and governance, or ESG , matters in government regulation, public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote ESG practices at public companies, including through the investment and voting practices of investment advisers, proxy advisory firms, public pension funds, universities and other members of the investment community. These activities include increasing attention and demands for action related to climate change, promoting the use of substitutes to fossil fuel products and encouraging the divestment of companies in the oil and gas industry. These activities are especially relevant to us in light of our participation in the energy industry and therefore could reduce demand for our services, reduce our profits, increase the potential for investigations and litigation, lead to negative publicity, impair our brand and have negative impacts on the price of our common stock and access to capital markets.

In addition, certain organizations have developed ESG ratings, scores and benchmarking systems for evaluating companies on their approach to ESG matters. These ratings, scores and benchmarking-systems are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings or assessments of our ESG practices may lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our stock price and our access to and costs of capital. In addition, the adoption of new ESG-related laws and regulations applicable to our business, or pressure from key stakeholders to comply with additional ESG-related initiatives or frameworks, could require us to make substantial investments in ESG matters, which could adversely affect our business, financial condition and results of our operations.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited if we experience an ownership change.

As described in Note 17, Income Taxes, in the notes to our consolidated financial statements included elsewhere in this prospectus, we have substantial federal and state net operating losses (“NOLs”) available to offset future taxable income. As of December 31, 2022, we had U.S. Federal NOLs of approximately $168.2 million which includes $112.7 million that will expire at various dates between 2036 and 2037 and $55.5 million that have an unlimited carryforward period. Additionally, for state income tax purposes, we had NOLs of approximately $188.3 million available to reduce future state taxable income, of which $166.7 million have an unlimited carryforward period and $21.6 million that will expire at various dates through 2040. As of December 31, 2022, the Company had NOLs of approximately $21.1 million in its various foreign subsidiaries that consisted of $13.3 million in Australia that have an unlimited carryforward period, $7.1 million in Cyprus that will expire at various dates through 2027, and $0.7 million in Singapore that have an unlimited carryforward period.

Our ability to use our federal NOLs could be substantially limited if we were to experience an “ownership change” as defined in Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Generally, an ownership change occurs when the percentage of a corporation’s stock (by value) owned by all of the corporation’s 5% shareholders (as determined pursuant to the Code), as a group, has increased by more than 50 percentage points over the lowest percentage of stock (by value) owned by the 5% shareholders, as a group, at any time during the past three years. A corporation must test to determine whether it has had an ownership change on any date that a 5% shareholder acquires stock and under certain other circumstances. Changes in ownership of our stock are generally not within our control. If an ownership change were to occur, the use of our federal NOLs would be subject to an annual limit, generally equal to the value of the company multiplied by the long-term tax exempt rate, which could substantially limit our ability to use the NOLs each year and could result in NOLs expiring unused. Use of our state NOLs may also be limited by an ownership change.

Certain of our employees are represented by unions.

Certain of our employees are represented by unions and/or covered by collective bargaining agreements. Our domestic pilots are represented by the Office and Professional Employees International Union (the “OPEIU”). We have not had a collective bargaining agreement with the OPEIU in a number of years. At this time, we cannot predict the impact of future negotiations with the OPEIU, or when or whether a new agreement might be reached. If an agreement is reached, such agreement may cause us to incur additional expenses related to our employees, thereby reducing our profits and impacting our financial results negatively. Approximately 200 of our Australian pilots and ground staff are represented by three unions with multiple collective bargaining agreements which expired or expire on August 31, 2022, January 19, 2024, December 31, 2025, December 31, 2025, January 19, 2026, December 15, 2026 and February 8, 2027. With respect to the one agreement that expired in August 2022, it remains in operation, until replaced or canceled. It is not being re-negotiated due to the discontinuation of the customer contract to which it related. We are also a party to one additional agreement covering a limited number of our New Zealand pilots, which expires on June 1, 2024. If an agreement is not reached with OPEIU, or if we are unsuccessful in negotiating the renewal of any other collective bargaining agreements in the future, the applicable union could take actions such as strikes, work slowdowns or work stoppages, which could hinder our operations and flight services and ground significant portions of our fleet, thereby negatively impacting our financial results. There can be no assurances there will not be additional union organizing efforts, strikes, work slowdowns or work stoppages in the future. Any such disruption, or other issue related to union activity, could adversely affect our business, financial condition and results of operations.

Risks Related to Our Oil and Gas Operations

We are highly dependent on the offshore oil and gas industry.

Approximately 54% of our 2022 revenue was attributable to providing helicopter services for offshore oil and gas exploration and production companies. Our business is highly dependent on the level of exploration and production activity by oil and gas companies. The level of exploration and production activity has been cyclical and is directly affected by trends in oil and gas prices, which were recently, and have historically been, volatile and difficult to predict, resulting in periods of high demand for our offshore services, followed by periods of low demand for our offshore services.

Oil and gas prices are subject to large fluctuations in response to relatively minor changes in supply and demand, economic growth trends, market uncertainty and a variety of other factors beyond our control. Lower oil and natural gas prices generally lead to decreased spending by our customers over time and can intensify price competition in our industry and result in our aircraft being idle for prolonged periods. The level of prevailing oil and gas prices depends on various factors that we cannot control, including:

•	the supply of, and demand for, oil and natural gas and market expectations regarding supply and demand;

•	the cost of exploring for, developing and producing oil and gas;

•	government restrictions on drilling and other exploration activities;

•	weather-related or other natural causes;

•	actions of the Organization of the Petroleum Exporting Countries and Middle Eastern and other oil producing countries to control prices or change production levels;

•	changes in exploration, development or production technologies relating to offshore or onshore oil and gas deposits;

•	the price and availability of alternative fuels or energy sources;

•	technology developments impacting energy consumption

•

the extent to which taxes, tax credits, environmental regulations, auctions of mineral rights, drilling permits, drilling concessions, drilling moratoriums (including actions similar to the moratorium imposed as a result of the Deepwater Horizon accident described below) or other governmental regulations, actions or policies affect the production, cost of production, price or availability of petroleum products and alternative energy sources;

•	general economic and political conditions in the United States and worldwide; and

•	geo-political instabilities, including those resulting from war, such as the war in Ukraine that began in February 2022, civil unrest, terrorist activities or pandemics.

Conversely, while most of our oil and gas contracts have a pass-through component for fluctuations in fuel prices, to the extent one or more agreements does not and fuel prices increase, we may not be able to recover the increased costs from these customers.

In 2020, the impact of COVID-19, combined with a dispute regarding production levels among OPEC+ countries, caused crude oil prices to reach historic lows. By March 2020, crude oil was priced at less than $25 per barrel, the lowest price since April 1999. Producers in the United States and globally did not reduce crude oil production at a rate sufficient to match the dramatic decline in economic activity that accelerated in March and April 2020, resulting in an oversupply of crude oil that caused the per-barrel price to fall below zero in April 2020. Any substantial or extended decline in the price of oil or natural gas such as what occurred during the early stages of the pandemic or any more extended decline as the one that commenced in mid-2014 depresses the level of helicopter activity in support of exploration and production activity and thus reduces the demand for our offshore flight services, thereby intensifying pricing pressures and reducing our aircraft utilization rates. Moreover, weakness in the oil and gas industry generally weakens the financial position of our customers, which in turn could cause them during any such downturn in the industry to fail to pay amounts owed to us in a timely manner or at all.

The concentrated nature of our operations, particularly in the Gulf of Mexico, subjects us to the risk that a regional event could cause a significant interruption and disproportionately affect our operations. Further, the Gulf of Mexico is generally considered to be a mature area for oil and gas exploration, which may result in a continuing decrease in activity over time. Changes in industry conditions that increase the prospects or profitability of onshore drilling, which generally does not require use of our helicopter services, could also adversely affect us. For instance, if onshore fracking continues to meaningfully increase the supply of hydrocarbons, it could reduce the level of domestic or foreign offshore exploration and production and the demand for our helicopter services. The demand for oil and natural gas could be influenced by changes in technology or other events outside of our control. Increased use of battery-powered vehicles or other alternative energy sources could significantly reduce the demand for fossil fuels. Any decrease in the level of exploration, development and production activity in the Gulf of Mexico could have an adverse effect on our business, financial condition and results of operations.

The extent of our operations in the Gulf of Mexico makes our PHI Americas headquarters in Lafayette, Louisiana an important facility for servicing PHI America customers. We have occupied these premises for an extended period of time, with our most recent lease commencing in 1999. However, that lease, as amended, expires on October 28, 2023. While we are engaged in discussions with the Lafayette Airport Commission regarding a long-term renewal of this lease, any failure to continue to extend our existing lease or enter into a new, longer-term lease would adversely affect our PHI Americas operations, including our ability to service customers in the Gulf of Mexico, as well as our ability to offer our MRO services.

We are substantially dependent on servicing deepwater facilities in the Gulf of Mexico with heavy aircraft.

Approximately 28% of our revenues in 2022 were attributable to our deepwater operations in the Gulf of Mexico. Consequently, our oil and gas operations are significantly dependent upon the availability of the heavy aircraft that we have purchased or leased to service this market segment. If we, regulatory authorities or our customers were to deem these aircraft unsafe and suspend or curtail their use, our business would be adversely affected. Further, recently there have been shortages for replacement parts for the Sikorsky S-92 heavy aircraft, the only heavy aircraft in our fleet, and if we are unable to maintain these aircraft, our ability to service our customers’ deepwater locations would be adversely affected. Industry experts expect more drilling platforms to be decommissioned than installed in shallow waters of the Gulf of Mexico over the next 10 to 15 years, which would result in a systemic decline in the number of shallow water platforms that require flight services. If these market projections prove to be accurate, our domestic offshore operations will in the future be even more dependent than we are now on serving deepwater facilities in the Gulf of Mexico.

Moreover, any reduction in deepwater drilling activities could significantly impact our operations. For example, as a result of the well-publicized sinking of the Deepwater Horizon rig in the Gulf of Mexico in April 2010, the U.S. Department of the Interior imposed a moratorium on deepwater drilling in the Gulf of Mexico from May through October 2010. The moratorium had a significant adverse impact on our business, particularly in the fourth quarter of 2010 and the first half of 2011. Similarly, in January 2021, the U.S. federal government placed a moratorium on new oil and gas leasing in federal waters and lands, which, although recently permanently enjoined by a federal court, could have similarly have an adverse effect on us. Any future accidents or developments that have a similar adverse impact on deepwater drilling in the Gulf of Mexico or on our other markets could have an adverse effect on our business, financial condition and results of operations.

The war in Ukraine has adversely affected our industry, and may have an adverse effect on our business.

In February 2022, Russia launched a large-scale invasion of Ukraine. The extent and duration of the war, resulting sanctions and resulting future market disruptions are unknown, but have been and could continue to be significant. The disruptions caused by Russian military action and other actions (including cyberattacks and economic impacts) and the resulting actual and threatened responses to such activity, boycotts and changes in consumer and purchaser preferences, sanctions, tariffs and cyberattacks on the Russian government, Russian companies and Russian individuals, have impacted and may continue to impact Russia’s economy and adversely affect many business sectors around the world, including crude oil, natural gas and refined petroleum products. Global prices of crude oil and refined petroleum products increased significantly during late February and through the second quarter of 2022 due to the war with prices returning to pre-conflict levels during the fourth quarter of 2022 into early 2023. Furthermore, governments in the United States and many other countries have imposed economic sanctions on Russia. These governments, or others, could also institute broader sanctions on Russia. Any imposed sanctions, or even threat of further sanctions, could have an adverse impact on the Russian economy, which may also result in Russia taking counter measures or retaliatory actions. As the situation continues to evolve, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas-related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged.

Financial distress experienced by our oil and gas customers could adversely affect demand for our services.

The global economic slowdown during the early stages of the pandemic, and the coinciding extreme drop in crude oil prices in the first half of 2020 significantly impacted the financial condition of many companies, particularly exploration and production companies, including some of our customers. Many of our counterparties finance their activities through cash flow from operations or debt or equity financing, and some of them may be highly leveraged and, in periods of similar financial distress and depressed oil and gas prices in the future, may not be able to access additional capital to sustain their operations. Our counterparties are subject to their own operating, market, financial and regulatory risks, as demonstrated early in the pandemic, and may in the future~~,~~ experience severe financial problems that may have a significant impact on their creditworthiness. For example, a small PHI Americas customer declared bankruptcy in 2020. A similar deterioration in crude oil and natural gas prices would likely cause severe financial distress to some of our customers with direct commodity price exposure, which could reduce the demand for our services and have an adverse effect on our business, financial condition and results of operations.

Companies in the oil and gas exploration and production industry continually seek to implement cost-savings measures, especially when prevailing oil and gas prices are depressed. As part of these measures, oil and gas companies have attempted to improve operating efficiencies with respect to helicopter support services. For example, early in the pandemic certain oil and gas companies pooled helicopter services among operators, reduced staffing levels by using technology to permit unmanned production installations and decreased the frequency of transportation of employees offshore by increasing the lengths of shifts offshore. It appears some customers have made certain of these changes more permanent and the continued implementation of such measures or any further increase therein, or any decision of these companies to initiate their own helicopter support services, could reduce demand or prevailing prices for our helicopter services and have an adverse effect on our business, financial condition and results of operations.

Consolidation of our offshore customer base could adversely affect our business.

Many of our oil and gas customers are international, major integrated or independent oil and gas exploration, development and production companies. In recent years, these companies have undergone substantial consolidation, and further consolidation is possible, particularly if oil and gas prices again become depressed. Consolidation results in fewer companies to charter or contract for our offshore services and increases the bargaining leverage of our customers. In the event one of our customers combines with a company that is using services of one of our competitors, the combined company could also decide to use the services of that competitor or another provider. Further, merger activity could impact exploration, development and production activity in other ways, particularly if the combined company adopts a combined exploration and development budget that is lower than the total budget of both companies before consolidation. These and other effects of consolidation in the oil and gas industry could have an adverse effect on our business, financial condition and results of operations.

Risks Related to our Air Medical Operations

Our air medical operations expose us to numerous special risks, including collection risks and potential medical malpractice claims.

Our air medical operations expose us to a number of risks that we do not encounter in our oil and gas operations. For instance, we cannot exercise the degree of control over the rates paid for our air medical services that we maintain in our oil and gas operations, due to the involvement of health insurance companies, health benefit plans and government agencies under federal and state programs such as Medicare and Medicaid. While we set the rates we charge for our air medical services, managed care plans and government payors reimburse us for services provided, pursuant to fee schedules and policies established by such payor’s coverage or applicable state or federal law. Reimbursement rates vary by payor, with commercial insurers typically reimbursing us at a higher rate than Medicare or Medicaid. For self-pay or uninsured patients who are not subject to the NSA, our charged rates apply, but services to the self-pay population are subject to increased risk of non-collection.

In addition, air ambulance companies are often required by state licensing laws and payor participation requirements to respond to calls for emergency air medical transport and provide services to any patient in need, subject to safety considerations. In many instances, we cannot refuse service to patients based on their inability to pay or lack of insurance coverage. As a result, the profitability of our air medical operations depends not only on our ability to generate an acceptable volume of patient transports, but also on our ability to collect our transport fees. Because we cannot choose the patients we serve, cannot know the payor source or confirm ability to pay prior to providing the services, and cannot set the reimbursement rate for the services, the collection rates of our air medical invoices are more volatile than the collection rates of our oil and gas invoices.

Our PHI Health operations are also exposed to risks related to operating cost fluctuations, including, but not limited to, fluctuations in fuel prices, particularly with respect to our IPM transports which do not have a pass-through component for fuel charges that allow us to directly recover fuel price increases. While we could adjust charged rates to accommodate cost fluctuations, a change in the rate charged will not necessarily result in increased reimbursement for our services. Accordingly, we cannot always pass through increased costs to air medical customers or third party payors.

The air medical operations are also subject to unique collections and cash flow risks. Complexity associated with patient billing typically causes delays in the collection process, which delays our cash flows and frequently increases the risk of nonpayment. As noted further below, our collection rates are directly impacted by the amount we receive from third party payors, utilization review programs that could prohibit payment for the services altogether, and reimbursement rates set by fee schedule, plan policy or authorized by law. Our collection rates may decline due to several factors beyond our control, including (i) an aging population that results in more patients receiving our services being covered by the Medicare program; (ii) continuing federal and state legislative action that increases the number of younger patients eligible for Medicaid coverage; (iii) state and federal balance billing laws, such as the NSA, which, among other things, prohibit collection of charged amounts that exceed certain reimbursement requirements; (iv) changes to insurance utilization review policies resulting in increased coverage denials for our services; (v) changes to insurance, Medicaid or Medicare coverage or fee schedule rates; and (vii) changes to patient cost-sharing obligations under insurance and government payor plans.

We employ paramedics, nurses, and other medical professionals for these operations, which can give rise to medical malpractice claims against us, which, if not fully covered by our medical malpractice insurance, could materially adversely affect our financial condition and results of operations. In the normal course of transporting patients, we may come into contact with individuals suffering from an infectious disease, including COVID-19, which could be transmitted to our employees or others. These transmissions could give rise to employee shortages, quarantines, or medical malpractice claims, any of which could materially adversely affect our financial condition and results of operations.

The rates, coverage or methods of reimbursements of third-party payors may adversely affect our revenue and operations.

Our PHI Health segment derives most of its revenue from billings to third-party payors such as Medicare, Medicaid and private health insurance companies. As a result, any unfavorable changes in the rates, coverage or methods of reimbursement for the services we provide could have a significant adverse impact on our revenue and financial results. The Medicare reimbursement methodology for air ambulance services is based upon a methodology that was established by the Balanced Budget Act of 1997 and such methodology has not adequately covered the costs of air medical emergency transports over time. In recent years, the U.S. Congress has taken steps to further reduce Medicare and Medicaid spending levels, which has resulted in lower reimbursement rates for our services and constrained our ability to charge higher amounts to cover cost increases. In addition to the changes in reimbursement rates and practices described below in “—Risks Related to Regulatory Matters” that were effected pursuant to the Patient Protection and Affordable Care Act (the “ACA”) and the NSA, the U.S. Congress adopted legislation implementing “sequestration” reductions in federal spending. Under these “sequestration” budget cuts (as subsequently extended by Congress), Medicare has been authorized to reduce provider payments annually since April 1, 2013, and due to subsequent legislative amendments to the statute, are scheduled to remain in effect through 2032, subject to certain offsets such as annual adjustments for changes in the consumer price index, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional action is taken by the U.S. Congress.

We believe that regulatory trends in cost containment will continue, and that additional budget cuts might be imposed in the future. We cannot assure you that we will be able to offset reduced operating margins through cost reductions, increased volume, or otherwise. Future rate reductions could place downward pressure on the rates payable by private health insurance providers. Any such rate reductions could adversely affect our business, financial condition or results of operations.

The healthcare industry is heavily regulated and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations.

As noted above, the healthcare industry is heavily regulated and closely scrutinized by various federal, state and local governmental agencies. Comprehensive statutes and regulations govern the manner in which we provide and bill for our domestic air medical services, our contractual relationships with our vendors and customers, our marketing activities and other aspects of our air medical operations. See the section titled “Business—Governmental Regulation.”

The laws and regulations in these areas are complex, changing and often subject to varying interpretations. As a result, there is no guarantee that a government authority will find that we are in compliance with all such laws and regulations that apply to our business. Further, because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the business activities undertaken by us could be subject to challenge under one or more of these laws. In the past claims have been filed against us regarding compliance with these laws and similar allegations may be made in the future. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to significant penalties, including, without limitation, administrative, civil and criminal penalties, fines, damages, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations to resolve allegations of noncompliance, exclusion, suspension or revocation from participation in federal and state healthcare programs, including the Medicare and Medicaid programs and imprisonment. The risk of us being found to be in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business, and result in adverse publicity, or otherwise adversely affect our business, financial condition and results of operations.

In addition, certain state laws or regulations require our air medical operations to obtain and maintain accreditation with specified accreditation authorities. The accreditation process is rigorous, and any failure to obtain or maintain accreditation in any particular state could expose us to fines, penalties, loss of contracts or reputational harm.

Ongoing scrutiny of the air medical industry could lead to additional regulation.

In recent years, various consumer interest groups and policymakers have questioned the billing practices used in the air medical industry, and proposed changes in billing practices designed to enhance customer protection. Certain provisions of the FAA Reauthorization Act of 2018, which extends the funds of the U.S. Federal Aviation Administration (the “FAA”) through fiscal year 2023, and the NSA, are intended to promote further study of this issue, including the creation of an advisory committee tasked with studying certain industry issues, and additional reporting requirements on air ambulance providers. It is currently unclear whether these industry trends or studies will lead to additional regulation of the air medical industry. We cannot assure you that these and other laws or regulations enacted in the future will not impact our business. Any such regulation could heighten scrutiny of our operations, impact our billing practices, increase our costs or otherwise adversely impact our business, financial condition or results of operations.

If we are unable to effectively adapt to changes in the healthcare industry, our business may be harmed.

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Federal, state and local legislative bodies frequently pass legislation and promulgate regulations relating to healthcare reform or that affect the healthcare industry. As noted below, the long-term impacts of the ACA and the NSA remain unknown, but could be substantial. We anticipate that Congress and state legislatures will continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation effecting additional fundamental changes in the healthcare delivery system. We cannot predict the ultimate content, timing or effect of any new healthcare legislation or regulations or any changes to existing regulations, nor is it possible at this time to estimate the impact of potential legislation or regulations on our business. It is possible that future legislation enacted by the U.S. Congress or state legislatures, or regulations promulgated by regulatory authorities at the federal or state level, could adversely affect us. Similarly, changes in private payor reimbursement programs could lead to adverse changes in government payor programs, and vice versa, either of which could adversely affect our business, financial condition or results of operations.

Risks Related to Regulatory Matters

Our operations are heavily regulated, which restricts our flexibility and subjects us to various costs and compliance risks.

The aviation services industry is regulated by various laws and regulations that apply to the domestic and international markets in which we operate. Our domestic operations are heavily regulated by a number of federal and state agencies. All of our U.S. flight operations are regulated by the FAA. Aircraft accidents are subject to the jurisdiction of the National Transportation Safety Board. Standards relating to workplace health and safety are monitored by the Occupational Safety and Health Administration (“OSHA”). We are also subject to various federal and state healthcare, communications, and other laws and regulations.

The FAA has jurisdiction over many aspects of our business, including personnel, aircraft, maintenance, training and ground facilities, and has the power to suspend or curtail the use of aircraft deemed unsafe. We are required to have an Air Taxi Certificate, granted by the FAA and the U.S. Department of Transportation (“DOT”), to transport personnel and property domestically in our helicopters. This certificate contains operating specifications that allow us to conduct our present operations, but it is potentially subject to amendment, suspension, or revocation in accordance with procedures set forth in the Federal Aviation Act of 1958 codified in Title 49 of the United States Code and the regulations promulgated thereunder, each as amended from time to time and as interpreted by DOT (the “Aviation Act”). In recent years, the FAA has imposed separate safety rules applicable to helicopter air ambulance service, which has increased our capital costs.

FAA regulations currently require that at least 75% of our voting securities be owned or controlled by persons that are a “citizen of the United States” as defined in Section 40102(a)(15) of the Aviation Act (a “U.S. Citizen”), and that our Chief Executive Officer, which is our highest ranking officer, and at least two-thirds of our directors and other managing officers be U.S. Citizens. Currently, our Chief Executive Officer and each member of our board of directors are U.S. Citizens. Moreover, as noted further below under the heading

“—Risks Related to Provisions in our Charter Documents—Our articles of incorporation limit the ownership of voting securities by persons who are not U.S. Citizens, which could have adverse effects,” our certificate of incorporation provides for the automatic reduction in voting power of each share of voting common stock owned or controlled by a non-U.S. Citizen if necessary to comply with these regulations.

We are subject to significant regulatory oversight by OSHA and similar state agencies. We are also subject to the Communications Act of 1934 because of our ownership and operation of a radio communications network that we use to communicate with our pilots throughout our market territory.

Numerous other federal statutes and rules extensively regulate our domestic offshore operations and those of our oil and gas customers. Under these statutes and rules, the federal government has broad discretion to establish the terms under which offshore properties are leased and operated, and to suspend, curtail, or modify certain or all offshore operations. For example, failure to make appropriate customs filings can result in forfeiture and/or civil penalties levied by U.S. Customs and Border Protection (“CBP”) or other U.S. Government agencies. A suspension or substantial curtailment of offshore oil and gas operations for any prolonged period would have an immediate and materially adverse effect on us. A substantial modification of offshore operations could adversely affect the economics of such operations and result in reduced demand for our services. For additional related information, see “—Risks Related to Provisions in our Charter Documents” below.

In each of the international jurisdictions in which we operate, we typically must comply with a broad range of aviation and safety laws similar to those described above. In most of those markets, we must obtain approvals from civil aviation regulators to provide services. These regulatory requirements could delay, impede or prevent us from implementing plans to enter new international markets. Our international operations are also subject to U.S. and other laws and regulations regarding operating in foreign jurisdictions, including anti-corruption laws, trade compliance and economic sanctions laws, anti-competition laws, anti-boycott laws and tax laws. See “—Risks Related to Our International Operations” below.

As noted in greater detail in the risk factors below, the healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Among other things, these laws and regulations govern our reimbursements from Medicare and Medicaid and the privacy and security of the medical records of patients transported by us, our ability to create business relationships for the purposes of increasing transport volume, our ability to charge and collect for our services. Our domestic air medical operations are subject to regulation by the U.S. Department of Health and Human Services (“HHS”) and state licensing authorities, and further require us to obtain, maintain and periodically renew various state ambulance licenses. If we cannot timely obtain and thereafter maintain and renew these licenses in our operating markets, our ability to conduct or expand our air medical operations could be adversely affected.

Many of the principal governmental agencies that regulate us regularly conduct audits or inspections of our aircraft, facilities, training procedures, records or operations, and, if warranted by their findings, investigations of our affairs. Several of these agencies also require us to file reports confirming our continued compliance with applicable regulations. This continuous monitoring of our operations increases the risk that regulators will allege that we have failed to comply with all applicable laws and regulations.

If we fail to comply with the regulations cited above or others that are or in the future may become applicable to our business and operations, we could lose our operating authority or participation rights under one or more of the above-described or other necessary licenses, certificates, programs or laws. In addition, these detailed regulations are subject to change, increase our operating and compliance costs, limit our operational flexibility, and subject us to the risk of substantial fines and penalties in the event we fail to comply therewith.

Our operations are subject to stringent and comprehensive environmental, health and safety laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to stringent laws and regulations relating to the protection and preservation of the environment and human health and safety. Inherent in our business is the risk of incurring significant environmental costs and liabilities due to our (i) handling of petroleum products and generated wastes, (ii) air emissions and wastewater discharges, and (iii) historical operations and waste disposal practices. Environmental, health and safety laws and regulations generally require us to obtain permits such as air emissions and wastewater permits, require us to remain in compliance with the terms and conditions of such permits, restrict the types, quantities and concentrations of materials that can be released into the environment in connection with regulated activities, and impose substantial liabilities for pollution resulting from operations. Several of these laws impose joint and several strict liability on responsible parties. Failure to comply with these laws and regulations or the terms or conditions of required environmental permits may result in the assessment of administrative, civil or criminal penalties, the imposition of remedial obligations or corrective actions, and the issuance of injunctions limiting or prohibiting some or all of our operations, each of which could adversely affect our business. In many cases, we would not be able to recoup our losses from insurance.

We currently own and lease, and have in the past owned and leased, properties that have been used for many years by us or others for various aviation operational support and maintenance activities. Petroleum products and wastes may have been disposed of or released on or under properties owned or leased by us or on or under other locations where we have arranged for such petroleum products or wastes to be taken for disposal or recycling. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of petroleum products or wastes were not under our control. Because operating and maintaining helicopters causes us to generate, handle, transport and dispose of materials that may be classified as “hazardous substances,” “hazardous wastes,” or other types of regulated materials, we may incur joint and several strict liability under applicable environmental laws, including the federal Comprehensive Environmental Response, Compensation, and Liability Act, also referred to as the Superfund Law, and the federal Resource Conservation and Recovery Act, as well as analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, restore affected properties, or undertake measures to prevent future contamination. In addition, future spills or releases of regulated substances or the discovery of currently unknown contamination could expose us to material losses, expenditures and environmental liabilities, including liabilities resulting from lawsuits brought by private litigants or neighboring property owners or operators for personal injury or property damage related to our operations or the land on which our operations are conducted. We generally cannot recover these costs from insurance.

Our air medical operations are governed by various federal and state laws and regulations concerning the transportation and disposal of medical waste. Similar to the regulation of other hazardous substances, the regulation of the labeling, transportation and disposal of medical waste is rigorous, and subjects us to substantial potential penalties in the event we fail to comply therewith. In the event of an accident or environmental discharge or exposure related to medical waste, we may be held liable for any resulting damages, which may exceed our financial resources and adversely affect our business.

Changes in any of the above-described laws, regulations or enforcement policies could require us to obtain more costly pollution control equipment or subject us to more stringent permitting, waste handling, storage, transport, disposal or cleanup requirements or other unforeseen liabilities, any of which could require us to make significant expenditures. For example, certain domestic or foreign governmental bodies have pursued regulatory initiatives designed to restrict the emission of carbon dioxide, methane and other GHGs. Any adoption of laws or regulations that limits emissions of GHG from equipment or operations could result in increased costs to reduce such emissions from our operations as well as those of our customers and could adversely affect demand for our services.

Recent changes in healthcare laws and regulation could have a material impact on our business.

In 2010, the U.S. Congress enacted the ACA, which comprehensively reformed the domestic healthcare regulatory system by introducing changes designed to expand the number of Americans with healthcare coverage and to control healthcare costs. The long-term impact of the continuing implementation of the ACA on our air medical operations remains uncertain, because any benefits we may receive from serving fewer uninsured patients may be partly or fully offset by any resulting decrease in reimbursement rates per flight from Medicaid, Medicare and commercial insurance payors or by any increase in the number of Medicaid payors. Since the enactment of the ACA, the U.S. Congress has taken additional steps impacting the availability of healthcare coverage in the United States, which has further impacted our air medical operations. We anticipate that the U.S. Congress, state legislatures and third-party payors may continue to review and assess alternative healthcare delivery and payment systems, which could result in additional fundamental changes in the U.S. healthcare system. Moreover, changes in the leadership of governmental agencies that regulate us could lead to changes in healthcare regulations or policies or changes in the manner in which they are interpreted or enforced. For all these reasons, we cannot currently assess the ultimate impact of prevailing and future healthcare laws and regulations on our business, operations, financial results or prospects.

The U.S. Department of Veterans (the “VA”) recently published a final rule revising its payment methodology for beneficiary travel by ambulance and other special modes of transportation. Previously, the VA paid for beneficiary travel, including by air ambulance, provided the veteran met certain eligibility requirements, with the VA paying the actual cost of the special mode of transportation. Under the new rule, effective February 16, 2024, the VA will pay the lesser of (i) the actual charge for ambulance transportation (i.e., the provider’s billed charges) or (ii) the amount determined under the Medicare Ambulance Fee Schedule if the VA has not otherwise entered into a contract with the provider of ambulance services. Veterans utilize our air medical services and we expect the VA’s new rule will reduce revenues and could adversely affect our business, financial condition and results of operations.

Surprise medical billing legislation and regulations could adversely affect our business.

In December 2020, in connection with the Consolidated Appropriations Act, Congress enacted the NSA, which is intended to prevent or limit “surprise billing” in certain circumstances, particularly with respect to services provided by out-of-network providers, through a suite of legislative and regulatory reforms that went into effect in January 2022. There have been lawsuits challenging portions of the NSA in federal courts, including the methodology to calculate qualifying payment amounts (“QPA”) and use of QPA in the independent dispute resolution (“IDR”) process, and some of these lawsuits were brought by the air ambulance community. The federal agencies charged with implementing the NSA have continued to issue guidance regarding the implementation of the act, and we expect the agencies’, third-party payors’, IDR entities’ and courts’ interpretations of the law’s requirements will continue to evolve. See the section titled “Business—Governmental Regulation—Healthcare Reform.” We cannot predict the ultimate direction or scope of any impact that these changes will have on our ability to negotiate with commercial insurance plans at favorable reimbursement rates or to obtain or otherwise remain in contract with such plans, nor can we provide any assurance that the outstanding and future litigation, legislation or regulations will not lead to lower reimbursement, coverage and collection rates. While we have achieved what we consider a high success rate in the IDR process since the NSA became effective, there can be no assurances that we will be able to maintain this success rate and, over time, the NSA, including the ultimate implementation and interpretation thereof, could limit the amount we can charge and recover for our air medical services and harm our ability to negotiate or contract with certain payors, including causing third-party commercial payors to terminate or renegotiate existing contracts, coverage and reimbursement rates. Furthermore, our expectations with respect to the ultimate impact of the NSA on healthcare provider decision making and ultimately our business may prove inaccurate. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Our air medical operations are subject to comprehensive and complex laws and rules that govern the manner in which we bill and are paid for our services by third-party payors, and our failure to comply with these rules could have serious consequences.

Like most healthcare providers, the majority of our air medical services are paid for by private and governmental third-party payors, including Medicare and Medicaid. These third party payors typically have differing, dynamic and complex billing and documentation requirements that we must meet in order to receive and retain payment for our services. Reimbursement to us is typically conditioned on our providing the correct codes and properly rendering and documenting the services, including the condition of the patient, the level of service provided, the credentials of the providers, the medical necessity for the services, and the site of service.

We must also comply with numerous other laws applicable to our air medical documentation and the claims we submit for payment, including but not limited to (1) “coordination of benefits” rules that dictate which payor we must bill first when a patient has potential coverage from multiple payors; (2) requirements that we timely repay any payor which pays us more than the amount to which we are entitled; (3) limitations on who we can bill for certain services; (4) requirements that our electronic claims for payment be submitted using certain standardized transaction codes and formats; and (5) laws requiring us to handle all health and financial information of our patients in a manner that complies with specified security and privacy standards. From time to time, the failure of the federal government to timely issue Medicare or Medicaid billing numbers has impeded our potential to expand operations.

Governmental and private third party payors and other enforcement agencies carefully audit and monitor our compliance with these and other applicable rules. Our failure to comply with the billing and other rules applicable to us could result in non-payment for services rendered or refunds of amounts previously paid for such services. In addition, non-compliance with these rules may cause us to incur civil and criminal penalties under a number of state and federal laws, including fines, penalties and exclusion from government healthcare programs such as Medicare and Medicaid, any of which could adversely affect our business, financial condition and results of operations.

Under federal and state privacy laws, our operations are subject to more stringent penalties in the event we improperly use, process or disclose protected health-related and other personal information regarding our customers, employees and patients.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention and security of personal information we may collect in connection with our operations. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future.

Certain privacy regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), contain detailed requirements concerning the use and disclosure of individually identifiable health information by our air medical operations. In addition to complying with these privacy requirements, we must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality and availability of certain electronic health information received, maintained, or transmitted by us or our business associates. Subsequent federal legislation or regulations have increased both the risk and consequences of enforcement actions. Under HIPAA and other related privacy laws or regulations, we are obligated to notify patients, the federal government or the media in the event of certain specified breaches of protected health information.

Many states in which we operate have also adopted data privacy laws that protect the privacy and security of confidential personal information. These laws may be similar to or even more protective than the federal provisions. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Not only may some of these state laws impose fines and penalties upon violators, but some may afford private rights of action to individuals who believe their personal information has been misused. For example, California has passed a state statute, the California Consumer Privacy Act of 2018 which went into effect on

January 1, 2020, and was amended by the California Privacy Rights Act which generally went into effect on January 1, 2023, which imposes stringent data privacy and security requirements and obligations with respect to the personal information of California residents as well as a private right of action for data breaches that has increased the likelihood of, and risks associated with data breach litigation. California’s aggressive steps to protect consumer privacy have been followed by similar actions in the legislatures of a number of other states which have passed legislation to provide their respective residents with similar rights. Recently, Washington State and Nevada have enacted broadly applicable law to protect the privacy of health-related information which generally requires consent for the collection, use, or sharing of any such information. New legislation anticipated to be enacted in various other states will continue to shape the data privacy environment nationally.

Failure to comply with applicable privacy and data security laws and regulations at the federal or state level could result in enforcement actions against us, including possible fines, imprisonment of Company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could adversely affect our business, financial condition and results of operations.

Certain regulations dictate how we have structured our operations, and subject us to various costs and uncertainties.

The U.S. Centers for Medicare and Medicaid Services require us to complete and periodically update enrollment forms in order to obtain and maintain eligibility to receive reimbursements from Medicare and Medicaid. Under applicable regulations, relatively inconsequential changes in our management, operations, corporate structure or ownership might require us to provide notice of the changes and to re-enroll or take other steps necessary to maintain our eligibility to participate in these programs. In addition, certain FAA and/or DOT regulations are designed to ensure that license holders can demonstrate their control of assets, services and competent personnel necessary to provide safe flight services. In response to these regulatory requirements, we have segregated the operations of our different operating segments, which in certain instances has increased our operating and administrative costs. Although we believe our organizational structure is substantially consistent with applicable governmental regulations, we cannot assure you of this, and any failure to comply could adversely affect our business, financial condition and results of operations.

Legal and regulatory claims and proceedings could adversely affect us.

We are subject to claims, litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future, some of which could be material. For example, we have been, and may in the future be, subject to actions relating to employee claims, medical malpractice claims, tax issues, grievance hearings before labor regulatory agencies, and miscellaneous third party tort actions. Claims and proceedings, whether or not they have merit and regardless of the outcome, are typically expensive and can divert the attention of management and other personnel for significant periods of time. Additionally, claims and proceedings can impact customer confidence and the general public’s perception of our company and our services, even if the underlying assertions are proven to be false. While we have established reserves we believe to be reasonable under the facts known, the outcomes of litigation and similar disputes are often difficult to reliably predict and may result in decisions or settlements that are contrary to, or in excess of, our expectations, and losses may exceed our reserves or any insurance coverage we may have. In addition, various factors and developments could lead us to make changes in our current estimates of liabilities and related insurance receivables or make new or modified estimates as a result of a judicial ruling or judgment, settlement, regulatory development or change in applicable law. Any claims or proceedings, particularly those in which we are unsuccessful or for which we did not establish adequate reserves or do not have adequate insurance coverage, could harm our reputation and could adversely affect our business, financial condition and results of operations.

Changes in any of the above-described laws or regulations or new laws or regulations may limit our ability to plan and could subject us to further costs or constraints.

From time to time, the laws or regulations governing us or our customers, or the government’s policy of enforcing those laws or regulations, have changed frequently and materially, particularly in the recent past with respect to laws applicable to medical operations. The variability of these laws could hamper the ability of us and our customers to plan for the future or establish long-term strategies. Moreover, future changes in these laws or regulations, or the approval or implementation of new laws or regulations applicable to us, could further increase our operating or compliance costs, or further restrict our operational flexibility, any of which could adversely affect our business, financial condition and results of operations.

Risks Related to Our International Operations

Our international operations are subject to political, economic, regulatory and other uncertainties.

We operate in a number of foreign jurisdictions, including Australia, Canada, Trinidad, New Zealand, the Philippines, Cyprus, Ghana and Saudi Arabia, and PHI International represented approximately 20% of our 2022 revenue. As of June 30, 2023, we operated 27 aircraft in our PHI International segment.

Our international operations are subject to U.S. and foreign laws and regulations regarding operations in foreign jurisdictions in which we provide services. These numerous and sometimes conflicting laws and regulations include anti-corruption laws such as the Foreign Corrupt Practices Act (the “FCPA”) anti-competition laws, anti-boycott laws, tax laws, immigration laws, privacy laws and accounting requirements. Regulations that require the awarding of contracts to local contractors or the employment of local citizens may adversely affect our competitiveness in these jurisdictions. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions, and can change significantly over time. The laws in certain jurisdictions can be less settled and more subjective than U.S. laws. There is a risk that these laws or regulations may materially restrict our ability to deliver services in various foreign jurisdictions or could be breached through inadvertence or mistake, fraudulent or negligent behavior of our employees or agents, failure to comply with certain formal documentation or technical requirements, or otherwise. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us or our personnel, or prohibitions on the conduct of our business or our ability to operate in one or more countries, any of which could adversely affect our business, financial condition and results of operations.

In addition to these international regulatory risks, some of the other risks inherent in conducting business internationally include:

•	tax, licensing, political or other business restrictions or requirements;

•	problems collecting accounts receivable in a timely manner or at all;

•

uncertainties concerning import and export restrictions, including the risk of fines or penalties assessed for violating export restrictions by the Office of Foreign Assets Control of the U.S. Department of Treasury, the U.S. Department of Commerce under the Export Administration Regulations and the Department of State under the International Traffic in Arms Regulations (“ITAR”);

•	embargoes or other restrictive governmental actions that could limit our ability to operate in foreign countries;

•	economic, social and political instability, with the attendant risks of war, terrorism, kidnapping, extortion, civic unrest and potential seizure or nationalization of assets;

•	currency and repatriation restrictions and fluctuations in currency exchange rates;

•	the ability to secure and maintain the necessary physical infrastructure supporting operations;

•	potential submission of disputes to the jurisdiction of a foreign court or arbitration panel;

•	the inability to enforce our contract rights, either due to under-developed legal systems or government actions that result in a deprivation of contract rights;

•	pandemics or epidemics that disrupt our ability to transport people, fly our aircraft or otherwise conduct operations;

•	limitations in the availability, amount or terms of insurance coverage;

•	laws, policies or practices that restrict with whom we can contract or otherwise limit the scope of operations that can legally or practicably be conducted within any particular country;

•	the imposition of unanticipated or increased taxes; and

•	challenges in staffing and managing foreign operations, including logistical and communication challenges.

Many of these risks are beyond our control, and we cannot predict the nature or the likelihood of the occurrence or corresponding effect of any such events, any of which could have an adverse effect on our business, financial condition and results of operations.

We are exposed to risks related to fluctuations in exchange rates in the international markets where we operate.

Our international operations subject us to risks related to fluctuations in foreign currency exchange rates and the strengthening of the U.S. dollar against the primary foreign currencies in these markets could adversely affect our revenue growth in future periods. For example, if the U.S. dollar strengthens against other currencies such as the New Zealand dollar or Australian dollar, our revenues reported in U.S. dollars would decline. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in currencies other than our subsidiaries’ functional currency are included in our consolidated statements of income and can also adversely affect our results of operations, even if there was no corresponding reduction in the health of our business. In the future, we may utilize derivative instruments to manage the risk of fluctuations in foreign currency exchange rates that could potentially impact our future earnings and forecasted cash flows. However, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against some or all of these risks or increase our cost of conversion of local currency to U.S. dollar. Any of the foregoing or other risks related to foreign currency exchange rates could have an adverse effect on our business, financial condition and results of operations.

We operate in certain international areas through foreign entities that we do not control, which subjects us to a variety of risks.

In order to effectively compete in certain foreign jurisdictions, it is frequently necessary or required to establish joint ventures, strategic alliances or marketing arrangements with local operators, partners or agents. At times, we elect or are required by law to hold non-controlling investments in entities governed by foreign laws. For example, we acquired a minority investment in a Ghanaian entity for the purpose of providing flight services in Ghana and the West African region. In certain foreign jurisdictions, we also are subject to governmental regulation that limits foreign ownership of aircraft companies in favor of domestic ownership. Based on regulations in various markets in which we operate, our aircraft may be subject to deregistration and we may lose our ability to operate within these countries if certain levels of local ownership are not maintained. As a result, in some instances, we do not have the ability to control their policies, management or operations, including the scope and quality of the services provided by these affiliates, and these businesses may make strategic decisions that we do not agree with or otherwise operate the business in a manner with which we may disagree. Moreover, in certain instances, these local operators, partners or agents may have interests that are not always aligned with ours. Reliance on local operators, partners or agents could expose us to the risk of being held liable under the FCPA or other anti-corruption laws for actions taken by our strategic or local partners or agents even though these partners or agents may not themselves be subject to the FCPA or other applicable anti-corruption laws. Any determination that we have violated the FCPA or other anti-corruption laws could adversely affect our business, financial condition or results of operations.

Our failure to comply with trade compliance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could adversely affect our business.

Our business must be conducted in compliance with applicable economic and trade sanctions as well as export control laws and regulations. These laws and regulations include those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other sanctions authorities applicable to our business. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions and export control laws and regulations. The export control laws and regulations of the United States, which includes ITAR as administered by the U.S. Department of the State and the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce, can prohibit or restrict our ability to export, reexport or otherwise transfer in-country certain commodities, software and technology. For example, our PHI Health segment uses third-party technology and products such as night vision goggles that are regulated by and require us to secure licensing under ITAR. We rely on export licenses under ITAR for certain of our business activities and if we fail to obtain or renew licenses in the future, or if we fail to comply with the terms of our licenses, it could lead to violations of ITAR, and such violations could adversely impact our business, potentially in material ways. While we believe our export controls and sanctions policy and procedures are reasonably designed to maintain our compliance, there can be no assurance that we will continue to be in compliance in the future. For instance, while our export control professionals have determined the export control classification status of the items we use in our operations, there can be no assurance those export control classifications are correct, and if they are not, we could be found to not be in compliance with U.S. export controls. Any failure to comply with these laws and regulations could adversely affect our business, financial condition and results of operations.

Regional instability in the Middle East and other of our overseas markets could adversely affect business conditions and disrupt our operations.

We currently operate in several foreign regions, including in the Middle East, the Mediterranean Sea and West Africa. Many of these areas, particularly in the Middle East, have experienced political, economic and social instability and uncertainty. Adjoining or nearby countries have experienced civil war, military campaigns, civil unrest, terrorist activities, political turbulence or other forms of unrest. Any of these forms of unrest in areas in which we operate could adversely impact our operations in several ways, including endangering the safety of our personnel in the region, interfering with our ability to transport parts or personnel to the region, disrupting our operations, increasing our operating costs, and subjecting us to the risk of expropriation or other substantial changes in laws or regulations governing our overseas operations. Any of the forgoing or similar risks could materially and adversely affect our business, financial condition and results of operations.

Our attempts to enter new international markets may not be successful.

To diversify our operations and maximize usage of our fleet, we periodically seek to enter new international markets, particularly to provide offshore services. To enter new markets, we typically must obtain an operating license and develop new procedures, practices and logistics to accommodate the geographic, weather, competitive and regulatory conditions of the new market. These efforts may be time consuming or costly and may be opposed by incumbent operators. Moreover, as noted above, we frequently must establish joint ventures or similar arrangements with local partners. For all these reasons, we cannot assure you that our attempts to enter new international markets will succeed.

Risks Related to our Indebtedness, Liquidity and Capital Resources

Our indebtedness could adversely affect our financial condition and impair our ability to operate our business.

As of June 30, 2023, we had secured indebtedness of $  million, all of which was outstanding under our term loan facility. There was $  million outstanding under our revolving credit facilities as of June 30, 2023. Our credit facilities contain a number of significant restrictions and covenants that generally restrict our business and limit our ability to, among other things:

•	dispose of certain assets;

•	incur or guarantee additional indebtedness;

•	enter into new lines of business;

•	make investments, intercompany loans or certain payments in respect of indebtedness;

•	incur or maintain certain liens;

•	enter into transactions with affiliates;

•	engage in certain sale and leaseback transactions;

•	declare or pay dividends and make other restricted payments, including the repurchase or redemption of our stock; and

•	engage in mergers, consolidations, liquidations and certain asset sales.

The credit facilities also require us to maintain certain financial ratios commencing with the fiscal quarter ending December 31, 2023, including a fixed charge coverage ratio covenant of not less than 1.10 to 1 and a net leverage ratio covenant of no greater than 3.50 to 1.

These and other similar provisions in these and other documents could have adverse consequences on our business and to our investors because they limit our ability to take these actions even if we believe that it would contribute to our future growth or improve our operating results. For example, these restrictions could limit our flexibility in planning for or reacting to changes in our business and our industry, thereby inhibiting our ability to react to markets and potentially making us more vulnerable to downturns. If our debt levels increase significantly, these restrictions could also require that we commit a meaningful portion of our cash flow from operations to make interest payments, thereby reducing the cash flow available for working capital, to fund capital expenditures or other corporate purposes and to generally grow our business. Furthermore, these restrictions could prevent us from pursuing a strategic transaction that we believe would benefit our company. Subject to the limits contained in our existing debt and lease instruments, we may be able to incur substantial additional debt from time to time. If we do so, the effects of each of these factors could be intensified.

Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these provisions or any inability to comply with mandated financial ratios could result in a default, in which case the counterparties may have the right to declare all borrowings or other amounts due thereunder to be immediately due and payable. If we are unable to pay any amounts when due, whether periodic payments, at maturity or if declared due and payable following a default, the counterparties would have the right to proceed against the pledged collateral securing the indebtedness. Therefore, the restrictions under these agreements and any breach of the covenants or failure to otherwise comply with the terms thereof could adversely affect our business, financial condition and results of operations.

Our business requires us to incur substantial capital expenditures.

Our business is capital intensive, and we anticipate that our capital requirements will continue to be significant in the future. Our capital expenditures relate primarily to the purchase of aircraft, as well as capital improvements that enhance the value or safety of our aircraft and related infrastructure or that are necessitated by changes in technology or customer preferences. If we fail to adequately invest in our aircraft and related infrastructure in the future, the competitiveness of our fleet and service offerings could suffer and our business, financial condition and results of operations could be adversely affected.

We expect to periodically require financing, and we cannot assure you that we will be able to obtain such financing on terms that are acceptable to us, or at all.

We may seek financing from time to time to fund other cash requirements, such as financing acquisitions of businesses or aircraft or paying unanticipated liabilities. Our ability to arrange additional financing will depend on, among other factors, our financial position, performance, and credit ratings, as well as prevailing market -conditions and other factors beyond our control. Global financial markets continue to be volatile. Prevailing market conditions could be adversely affected by (i) general economic conditions, such as disruptions in domestic or overseas sovereign debt markets, geo-political instabilities, contractions or limited growth in the economy or other similar adverse economic developments in the United States or abroad, and (ii) specific conditions in the oil and gas industry, such as low commodity prices.

If we are required to refinance our indebtedness or otherwise incur additional indebtedness to fund strategic transactions or otherwise, any additional financing may not be available on terms favorable to us or at all. If, at such time, market conditions are materially different or our credit profile has deteriorated, the cost of refinancing our debt may be significantly higher than our indebtedness existing at that time, or we may not be able to refinance our debt at all. Any failure to meet any future debt service obligations or any inability to obtain any additional financing on terms acceptable to us or to comply therewith could adversely affect our business, financial condition and results of operations.

Risks Related to the Offering and Ownership of Our Common Stock

There is currently no active public market for shares of our common stock and an active trading market for our common stock may never develop.

While our common stock has traded sporadically over-the-counter since we emerged from bankruptcy in September 2019, there is no active public market for shares of our common stock and, while we intend to apply to list our common stock on the NYSE under the symbol “ROTR,” an active trading market for our common stock may never develop or, if one develops, it may not be sustained following this offering. In addition, our public “float,” which is the total number of our outstanding shares less the shares held by our affiliates, is likely to be quite limited. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for our common stock will develop or be sustained;

•	the liquidity of such market;

•	the ability of our stockholders to sell their shares of common stock; or

•	the price that our stockholders may obtain for their common stock

If an active market for our common stock with meaningful trading volume does not develop or is not maintained, the market price of our common stock may decline materially and you may not be able to sell your shares. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in the offering.

The trading price of our common stock may be volatile and could decline substantially following the offering.

The market price of our common stock following this offering may be highly volatile and subject to wide fluctuations. Some of the factors that could negatively affect the market price of our common stock or result in significant fluctuations in price, regardless of our actual operating performance, include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	changes in the markets in which we operate;

•	additions or departures of key personnel;

•	actions by stockholders, including sales of large blocks of our common stock;

•	speculation in the press or investment community;

•	short selling of our common stock or related derivative securities or hedging activities;

•	general market, economic and political conditions, including an economic slowdown;

•	changes in interest rates or sustained periods of higher inflation;

•	our operating performance and the performance of other similar companies;

•	our ability to accurately project future results and our ability to achieve those or meet the expectations of other industry and analyst forecasts; and

•	new legislation or other regulatory developments that adversely affect us, our markets or our industry.

Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry, and often occurs without regard to the operating performance of the affected companies. Therefore, factors that have little or nothing to do with us could cause the price of our common stock to fluctuate, and these fluctuations or any fluctuations related to our company could cause the market price of our common stock to decline materially.

The coverage of our business or our common stock by securities or industry analysts or the absence thereof could adversely affect our stock price and trading volume.

The trading market for our common stock will be influenced in part by the research and other reports that industry or securities analysts may publish about us or our business or industry. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price and volume of our stock would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our stock, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our stock price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our stock price and trading volume to decline.

We are an emerging growth company, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, the inclusion of only two years of audited financial statements in this prospectus and exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have chosen to “opt in” to this extended transition period for complying with new or revised accounting standards and, as a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised standards on a non-delayed basis. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the date of this prospectus; (ii) the last day of the fiscal year in which we have total annual gross revenues of at least $1.235 billion; (iii) the end of any fiscal year in which the market value of our common stock held by non-affiliates is greater than $700.0 million as of the last business day of our second quarter of that fiscal year; or (iv) the date on which we have issued more than $1.0 billion in nonconvertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Future sales of our common stock in the public market could cause our stock price to fall.

We issued shares of common stock and warrants to purchase common stock pursuant to our plan of reorganization approved by the bankruptcy court on August 29, 2019 and that became effective on September 4, 2019 (the “Plan of Reorganization”). See the sections titled “Business—Chapter 11 Bankruptcy” and “Description of Our Securities—Warrants.” These securities issued pursuant to the Plan of Reorganization are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of ours as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been an “affiliate” within 90 days of such transfer, and (iii) is not an entity that is an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code. As a result, subject to applicable securities laws, including the registration requirements of the Securities Act and the lock-up agreements described below, all outstanding shares of our common stock and warrants held by holders who meet the foregoing description will be eligible for resale in the public market following the completion of this offering. However, shares and warrants held by our affiliates may only be resold into the public markets if they are registered under the Securities Act or in accordance with the requirements of a safe harbor or an exemption from registration, including Rule 144 and its volume limitations and manner of sale and notice requirements. Shares that are restricted securities that are held by parties other than our affiliates are not subject to the volume limitations and manner of sale and notice requirements of Rule 144. Additionally, we, our executive officers, directors and certain of our other existing securityholders will enter into lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of shares of our common stock held by them for 180 days following the date of this prospectus. The underwriters may, however, without notice except in certain limited circumstances, release all or any portion of the shares of common stock subject to lock-up agreements. See the section titled “Underwriting” for a description of these lock-up agreements. The market price of our common stock may decline materially when these restrictions on resale by our other affiliates lapse or if they are waived.

Pursuant to the terms of a Registration Rights Agreement, certain affiliates of Q Investments (together with its affiliates, including 5 Essex, LLC and Renegade Swish, LLC, “Q Investments”), certain affiliates of Oaktree Capital Management (together with its affiliates, “Oaktree Capital Management”) and certain affiliates of First Pacific Advisors (together with its affiliates, “First Pacific Advisors”), each a greater than 5% beneficial owner of our common stock, have the right to demand that we register under the Securities Act their shares of common stock, including shares issuable upon exercise of any warrants they hold, as well as the right to include their shares in any other registration statement that we file with the SEC, subject to certain exceptions. In the aggregate, these stockholders hold 18,905,123 shares, or approximately 78.3% of our outstanding shares of common stock, and Creditor Warrants, which have an exercise price of $0.001 per share, representing, in the aggregate, the right to acquire an additional 3,242,212 shares of our common stock. Assuming all of such warrants were exercised, but no warrants held by other warrantholders were exercised, these three stockholders would hold an aggregate of 22,147,335 shares or approximately 81.0% of our outstanding shares as of June 30, 2023 on a pro forma basis. Following the completion of this offering, assuming the sale of the shares of common stock proposed to be offered and sold by us, we expect that these three investors will hold an aggregate of    shares, or approximately   % of our outstanding shares of common stock, and Creditor Warrants, representing, in the aggregate, the right to acquire an additional    shares of our common stock that, if exercised (without the exercise by any other warrantholders of such warrants), would result in these three stockholders holding an aggregate of    shares or approximately   % of our standing shares as of June 30, 2023 on a pro forma basis.

Any registration of some or all of these or other shares of common stock would enable those shares to be sold in the public market without any volume, manner of sale or other requirements, subject to certain restrictions in the Registration Rights Agreement and the restrictions under the lock-up agreements referenced above. Any sale by one or more of these parties or other stockholders with significant share ownership, or any perception in the public markets that such a transaction may occur, could cause the market price of our common stock to decline materially.

We will also file a registration statement on Form S-8 under the Securities Act registering shares underlying outstanding awards or awards to be granted in the future pursuant to the terms of the Existing Stock Plan and any future equity incentive plans. Subject to the terms of the awards pursuant to which these shares have been or may be granted, and except for shares held by affiliates who will be subject to the resale restrictions described above, the shares issuable pursuant to awards granted under our stock incentive plans will be available for sale in the public market immediately.

See the section titled “Shares Eligible for Future Sale.”

A significant portion of our existing common stock following the completion of this offering will not be subject to the “lock up” agreements that govern the sale of shares held by our largest stockholders as described in the section titled “Underwriting,” and as a result, may be immediately sold in the public market following the completion of this offering, which could cause the price of our common stock to decrease.

As described in the risk factor “Future sales of our common stock in the public market could cause our stock price to fall” above, shares of our common stock were issued to “pre-petition” holders of our equity and debt securities and those shares are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act. Further, approximately  % of our outstanding shares of common stock following the completion of this offering (and assuming the sale of the shares of common stock proposed to be offered and sold by us as set forth herein), which we believe are held by approximately    shareholders, will not be subject to the lock-up agreements described in the section titled “Underwriting.” As a result, the shares held by these holders may be immediately sold in the public market following the completion of this offering, which could cause the price of our common stock to decrease.

Certain significant stockholders may have conflicts of interest with other stockholders and may limit your ability to influence corporate matters and adversely affect our share price. Our Chief Executive Officer and chairman of our board of directors is a partner in Q Investments and a director nominee is a partner in and chief financial officer of Q Investments.

As of June 30, 2023, affiliates of Q Investments, Oaktree Capital Management and First Pacific Advisors beneficially own approximately 51.4%, 17.3% and 18.2%, respectively, of our common stock and, following the completion of this offering, assuming the sale of the shares of common stock proposed to be offered and sold by

us as set forth herein, we expect that these three investors will hold   %,   % and   %, respectively, of our common stock. Mr. Scott McCarty, our Chief Executive Officer and chairman of the board of directors is a partner of Q Investments, and Ms. Mandi Noss, a director nominee, is a partner in and chief financial officer of Q Investments. The individual interests of Q Investments, Oaktree Capital Management and First Pacific Advisors and their respective affiliates may not always coincide with our interests as a company or the interests of our other stockholders. See the section titled “Principal Stockholders.” In addition, in his capacity as partner in Q Investments and in her capacity as a partner in and chief financial officer of Q Investments, each of Mr. Scott McCarty and Ms. Mandi Noss may be involved in any future decision by Q Investments to sell shares of our common stock. Any such decision to sell could cause our stock price to fall. In addition, we do not currently have a specific policy in place addressing potential conflicts of interests between Q Investments and the Company. See the risk factor titled “Future sales of our common stock in the public market could cause our stock price to fall” above.

As a result of this concentration of stock ownership and, in some cases, affiliations with our CEO and members of our board, each of these stockholders acting alone has sufficient voting power to significantly influence or, acting together as a group, has sufficient voting power to effectively control matters submitted to our stockholders for approval, including director elections, subject to very limited exceptions. This concentration of ownership may also delay or prevent a merger, consolidation or other business combination or change in control of our company and make some transactions that might otherwise give investors the opportunity to realize a premium over the then-prevailing market price of our common stock more difficult or impossible without the support of these stockholders. Because we have opted out of Section 203 of the Delaware General Corporation Law (the “DGCL”), regulating certain business combinations with interested stockholders, these parties may, without the approval of our board of directors or other stockholders transfer control of us to a third party by transferring their common stock, which may limit the price that investors are willing to pay in the future for shares of our common stock. Accordingly, in certain circumstances these parties could cause us to enter into a change of control or other agreement or transaction or make other decisions with which our other investors would disagree.

Q Investments, Oaktree Capital Management and First Pacific Advisors and their respective affiliates are each in the business of making investments in companies and may from time to time invest in businesses with similar activities or related lines of business as ours or that compete directly or indirectly with us. These parties or their respective affiliates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In recognition of these facts and that certain partners, employees or other affiliates of these and other similar entities that hold our capital stock may serve as a member of our board of directors or as corporate officers, our certificate of incorporation provides for the allocation of certain corporate opportunities between us and these stockholders. Specifically, a corporate opportunity offered to any director appointee of this type of stockholder will belong to that stockholder unless the opportunity was expressly offered to the stockholder’s director appointee solely in his or her capacity as a member of our board of directors. Any director appointee of one of these stockholders will, to the fullest extent permitted by law, have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to any such corporate opportunity and we, to the fullest extent permitted by law, waive any claim that the opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, so long as such director acts in good faith in a manner consistent with the foregoing policy. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. Further, Texas Exchange Bank, the majority shareholder of which is also a partner of Q Investments, is a lender under our credit facilities, responsible for an aggregate of $7.5 million or 18.75% of the outstanding borrowings under our term loans and an aggregate of $22.5 million or 18.75% of commitments under our revolving credit facilities, and, under certain circumstances, Texas Exchange Bank has the ability to acquire the right, title and interest as a lender of additional amounts outstanding under the credit facilities. Texas Exchange Bank may determine to take certain actions that it determines to be in its best interests as a lender without regard to the interests of our stockholders. See the section titled “Certain Relationships and Related Party Transactions—Credit Agreement.”

These potential conflicts of interest could adversely affect our business, financial condition and results of operations if, among other things, attractive corporate opportunities are allocated to any of these stockholders or their other affiliates. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. See “Corporate Opportunities” in the section titled “Description of our Securities.”

Certain outstanding warrants to purchase common stock will cause substantial dilution upon exercise or could in the future require that we pay significant amounts to cash-out such warrants.

Pursuant to the Plan of Reorganization, we issued to certain unsecured creditors Creditor Warrants, which entitled holders to purchase shares of our common stock with an exercise price of $0.001 per share and expire in 2044. As of June 30, 2023, based on the number of Creditor Warrants outstanding, the Creditor Warrants represented the right to acquire an aggregate of 5,266,355 shares of our common stock, which represents approximately 21.8% of the number of our outstanding shares of common stock as of such date. To the extent not limited by the Aviation Act foreign ownership restrictions, the Creditor Warrants are exercisable immediately and at a price well below the fair market value of our common stock. Therefore, our existing stockholders will experience immediate and potentially substantial dilution in the future to the extent some or all of these warrants are exercised. The proceeds we receive upon any exercise will also be de minimis.

Additionally, on the expiration date in 2044, immediately prior to the expiration thereof, without requiring any action by the holders, each unexercised Creditor Warrant will be deemed to be exercised in full to the extent the shares of common stock issuable upon such automatic exercise will not constitute Excess Shares (as defined in our certificate of incorporation) at such time. To the extent any such automatic exercise would result in the issuance of Excess Shares, then in lieu of issuing the shares that would represent Excess Shares, we will be required to pay to those holders the consideration that would be payable pursuant to our certificate of incorporation if such Excess Shares were issued to the holders, and then immediately redeemed, on such date, as provided for in our certificate of incorporation. Any such forced cash-out of Creditor Warrants could, depending on the value of our common stock at such time and the number of shares we are required to cash-out, require that we pay in cash a significant amount of money in the aggregate.

See “Warrants” and “Capital Stock—Foreign Ownership Restrictions” in the section titled “Description of Our Securities.”

Although we are not presently eligible to be a “controlled company” within the meaning of the NYSE rules, upon the exercise by Q Investments of the Creditor Warrants it holds at a future date, we may qualify for and choose to rely on exemptions from certain NYSE corporate governance requirements.

As of June 30, 2023, Q Investments owned 47.7% of the outstanding shares of our common stock and Creditor Warrants representing the right to acquire an additional 1,815,118 shares of common stock. If Q Investments exercises its Creditor Warrants in full, depending on the number of shares ultimately sold by us in the offering and outstanding at such time, with such exercise, Q Investments could increase its ownership of our common stock to a number of shares that represents more than 50% of the voting power of our outstanding shares of common stock for the election of directors. If this exercise were to occur, we would be a “controlled company” within the meaning of the NYSE corporate governance standards and become eligible to take advantage of exemptions from certain corporate governance requirements under the relevant NYSE rules, including the requirement that a majority of our board of directors consist of independent directors and the requirements that our compensation and nominating and corporate governance committees be composed entirely of independent directors. Were we to take advantage of one or more of these exceptions to the NYSE governance standards, investors would not have the same protections afforded to stockholders of companies that are subject to all of the applicable NYSE corporate governance requirements. See the section titled “Principal Stockholders.”

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution and you may suffer additional dilution in the future.

If you purchase shares our common stock in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. If you purchase shares in this offering, you will suffer, as of June 30, 2023, immediate dilution of $   per share in the net tangible book value after giving effect to the sale of common stock in this offering and the estimated expenses payable by us, and the application of the net proceeds as described in the section titled “Use of Proceeds.” We have issued the Creditor Warrants and awards of restricted stock and restricted stock unites (“RSUs”) and, in the future, also expect to grant stock options, RSUs and other forms of stock-based compensation to our directors, officers and employees and you will experience additional dilution in the future when these warrants and equity awards are exercised or vest, as applicable. If we raise funds in the future by issuing additional securities, any newly issued shares or shares issued upon conversion or exercise of such securities will further dilute your ownership.

We have no present intention to pay dividends on our common stock.

We have no present intention to pay dividends on our common stock in the future. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our credit facilities agreements governing any other indebtedness we may enter into and other factors that our board of directors deems relevant. See the section titled “Dividends.” In addition, the agreement governing our existing indebtedness contains, and debt instruments that we enter into in the future may contain, covenants that place limitations on the amount of dividends we may pay. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Risks Related to Provisions in our Charter Documents

Provisions of our charter documents could discourage, delay or prevent a merger or acquisition at a premium price.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. For example, our certificate of incorporation and bylaws include provisions that:

•

permit us to issue, without stockholder approval, preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	prevent stockholders from acting by written consent;

•	limit the ability of stockholders to amend our certificate of incorporation and bylaws;

•	require advance notice for nominations for election to the board of directors and for stockholder proposals; and

•	do not permit cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election.

These provisions may discourage, delay or prevent a merger or acquisition of our company, including a transaction in which the acquirer may offer a premium price for our common stock. See “Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect” in the section titled “Description of Our Securities.”

Our certificate of incorporation limits the ownership of voting securities by persons who are not U.S. Citizens, which could have certain adverse effects.

We must comply with certain securities ownership requirements in order to assure that we will be permitted to hold operating certificates and certificates of registration issued by the FAA pursuant to regulations promulgated under the Aviation Act. Failure to comply with these requirements could jeopardize our continued ability to register the aircraft with the FAA and/or hold FAA operating certificates. To assure such compliance, our certificate of incorporation includes certain provisions designed to enable us to regulate the ownership of our capital stock by persons who are not U.S. Citizens. Specifically, our certificate of incorporation provides that if at any time the voting interest of “Non-Citizen Owned Securities” exceeds the “Permitted Percentage” (in each case as defined in our certificate of incorporation), which such percentage is currently 24.9%, then (i) the voting power otherwise attributable to each Non-Citizen Owned Securities will be immediately and automatically reduced on a pro rata basis in the manner prescribed therein without any further action by us so that the maximum number of votes that may be cast by the holders of all Non-Citizen Owned Securities will equal the Permitted Percentage and (ii) the total voting power of any affected class or series of voting securities will also be immediately and automatically reduced without any further action by us to give effect to such above-described change. See “Capital Stock—Foreign Ownership Restrictions” in the section titled “Description of Our Securities.”

These foreign ownership restrictions could limit the trading liquidity of our common stock by reducing our pool of potential stockholders. In addition, if we were to seek to sell any portion of our business that requires holding aircraft ownership and/or an FAA operating certificate, we would have fewer potential purchasers, since some potential purchasers might be unable or unwilling to satisfy the foreign ownership restrictions described above. As a result, the sales price for that portion of our business may not attain the amount that could be obtained in an unregulated market.

Our certificate of incorporation includes an exclusive forum clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim against the Company, its directors or employees arising pursuant to any provision of the DGCL or the certificate of incorporation or the bylaws, or (d) any action asserting a claim against the Company, its directors or employees governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, (or, if the Court of Chancery lacks subject matter jurisdiction, another state or federal court located within the state of Delaware). In addition, our bylaws further provide that, unless we, in writing, select or consent to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. This forum selection clause does not apply to claims asserted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but it does apply to claims arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. While investors cannot waive compliance with the federal securities laws and rules and regulations thereunder and there is uncertainty as to whether a court would enforce such provision, the exclusive forum clause may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors or officers. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and results of operations. See “Exclusive Forum Clause” in the section titled “Description of Our Securities.”

General Business Risks

Climate change, including climate change policies and the increased frequency or severity of natural and catastrophic events, may adversely impact our business and that of our customers and suppliers, particularly in the oil and gas exploration and production industry.

The threat of climate change continues to attract considerable attention in the United States and in foreign countries. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs, as well as to restrict or eliminate such future emissions. As a result, our business, including the oil and gas exploration and production operations we service, are subject to a series of regulatory, political, litigation and financial risks associated with the emission of GHGs.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions could result in increased costs of compliance for us and our customers and suppliers, as well as a shift away from fossil fuels, which could in turn result in decreased demand for our services, including from our oil and gas exploration and production customers. Additionally, political, litigation and financial risks may result in our restricting or cancelling services, or having an impaired ability to continue to operate in an economic manner. One or more of these developments could adversely affect our business, financial condition and results of operations.

Many scientists have concluded that increasing concentrations of GHGs in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms (including hurricanes, typhoons, cyclones and other tropical storms), droughts, floods and other climate events that could have an adverse effect on our business and that of our customers and suppliers. Potential adverse effects could include damages to facilities and assets, including our fleet, from powerful winds or rising waters in coastal or low lying areas, disruption of activities, whether because of climate-related damages to assets or the costs arising from such climatic effects, less efficient or non-routine operating practices necessitated by climate effects or increased costs for insurance coverage in the aftermath of such effects. We may not be able to recover through insurance some or any of the damages, losses or costs that may result from potential physical effects of climate change. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

Actual or threatened health outbreaks, such as the COVID-19 pandemic, or other major health crises could adversely affect our business.

Our business could be adversely affected by the impact of public health outbreaks, epidemics, pandemics or other major health crises. Actual or threatened health emergencies can adversely affect us in a number of different ways, including declines in global economy activity, volatility in capital markets, limitations or outright restrictions our employees ability to work, adverse impacts on our suppliers’ or customers’ respective businesses and significant disruptions in the markets we serve, whether as a result of the outbreak or the resulting quarantines, travel restrictions, business closures or other government-imposed restrictions. Further, the adverse effects of a health emergency can heighten many of the other risks we face.

As an example, the COVID-19 pandemic and the efforts to control it initially resulted in a significant decline in global economic activity with governments around the world implementing stringent measures to help reduce the spread of the virus. The resulting downturn in economic activity materially and adversely impacted global demand and prices for crude oil, natural gas and refined petroleum products, particularly in the first half of 2020. These disruptions materially and adversely affected a number of industries, including the crude oil and gas industry, as well as many of the markets in which we operate, reducing demand and increasing price competition for our services. As a result, our revenues declined in 2020, primarily as a result of decreased flight hours and a reduced number of transports. Other adverse effects of the COVID-19 pandemic included significant volatility and disruption of the global financial markets, supply chain disruptions, inflationary pressures and temporary closures of the facilities of certain of our customers and suppliers, with the supply chain and inflationary impacts still on-going.

While the prices of and demand for crude oil, natural gas and refined petroleum products have recovered from the lows seen in the early stages of the pandemic, the extent to which the pandemic may continue to impact the industries we serve and the markets where we operate and, therefore, our business, depends on a variety of factors, many of which are beyond our control, including the emergence of new variants and the longer-term efficacy of containment and vaccination efforts. Although we have not recently experienced any material adverse impact from the COVID-19 pandemic, it could again adversely affect our business, financial condition and results of operations as it did in the early stages or in ways that we cannot currently predict or that we do not currently consider to pose significant risks to our business.

We will incur increased costs and obligations as a result of being a publicly traded company.

As a company with publicly-traded securities, we will be subject to the requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations. These rules and regulations require that we adopt additional controls and procedures and disclosure, corporate governance and other practices thereby significantly increasing our legal, financial and other compliance costs. These new obligations will also make other aspects of our business more difficult, time-consuming or costly and increase demand on our personnel, systems and other resources. For example, to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to commit significant resources, hire additional staff and provide additional management oversight. Furthermore, as a result of disclosure of information in this prospectus and in our Exchange Act and other filings required of a public company, our business and financial condition will become more visible, which we believe may give some of our competitors who may not be similarly required to disclose this type of information a competitive advantage. In addition to these added costs and burdens, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory actions and civil litigation, any of which could negatively affect the price of our common stock.

In addition, as a publicly traded company we may face additional challenges in implementing any corporate reorganization activities. To the extent we elect to engage in such activities in the future, we may incur additional costs and we may not experience the benefits we expect to as a result of any such corporate reorganization.

Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. If we identify material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 or assert that our internal control over financial reporting are effective, or if, when we become subject to Section 404(b) of the Sarbanes-Oxley Act, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Any inability to protect our intellectual property or claims that we infringe on the intellectual property rights of others could adversely affect us.

We rely on a combination of trademarks, trade names, confidentiality and nondisclosure clauses and agreements, and other unregistered rights to define and protect our rights to our brand and the intellectual property used in our business. However, we cannot guarantee that any of our registered or unregistered intellectual property rights, or claims thereto, will now or in the future successfully protect our intellectual property, or that our rights will not be circumvented or successfully opposed or otherwise challenged. We also cannot guarantee that applications filed will be approved. Additionally, we may in the future face claims that we are infringing the intellectual property rights of others. If we are found to infringe the intellectual property rights of others, our business could be significantly restricted or prohibited and we may be required to pay substantial damages or on-going licensing fees. Any inability to protect our intellectual property rights or any misappropriation of the intellectual property of others could adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” These forward-looking statements are included throughout this prospectus, including in the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Certain Relationships and Related Party Transactions,” and relate to matters such as our expected growth of our business and the industries in which we operate, industry, business strategy, including geographic growth, goals and expectations concerning our market position, future operations, regulatory headwinds or tailwinds, margins, profitability, capital expenditures, liquidity, capital resources and other financial and operating information. We have used words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “target,” “will” and other similar terms and phrases to identify forward-looking statements. Forward-looking statements are inherently uncertain and are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including:

•	our ability to maintain our safety record;

•	helicopter operations are inherently risky, and our insurance may be insufficient to cover our losses;

•	our dependence on certain large customers;

•	our ability to attract and retain the necessary personnel, including pilots;

•	negative publicity;

•	adverse weather conditions and seasonal factors;

•	our ability to properly deploy our helicopters;

•	the limited and volatile market for the sale of used aircraft;

•	our contracts generally can be terminated or downsized by our customers without penalty or may not be renewed when they expire;

•	the competitive nature of the helicopter services business;

•	our ability to qualify as an eligible bidder under contract criteria and to compete successfully against other qualified bidders to obtain certain of our contracts;

•	our dependence on a small number of helicopter manufacturers for our supply of new helicopters;

•	the supply of aircraft components and parts for the maintenance and repair of aircraft;

•	the impact of supply chain disruptions and inflation;

•	whether our expectations around the benefit of the NSA materialize or not;

•	our dependence on the offshore oil and gas industry, including servicing deepwater facilities in the Gulf of Mexico;

•	financial distress experienced by our oil and gas customers;

•	the cyclical market value of our offshore fleet of aircraft;

•	our dependence on servicing deepwater facilities in the Gulf of Mexico with heavy aircraft;

•	consolidation of our offshore customer base;

•	collection risks, potential medical malpractice claims and other risks we’re exposed to through our air medical operations;

•	changes in the rates or methods of third-party reimbursements for our air medical services;

•	ongoing regulatory scrutiny of the air medical industry;

•	our ability to effectively adapt to changes in the healthcare industry;

•	the regulation of our operations and any related restrictions, costs and compliance risks;

•	the increase expenses associated with being a public company;

•	our anticipated uses of net proceeds from this offering; and

•	the other risks and uncertainties discussed in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Additional factors or events that could cause our actual results to differ may also emerge from time to time, and it is not possible for us to predict all of them. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by any forward-looking statement and, therefore, you should not regard any forward-looking statement as a representation or warranty by us or any other person that we will successfully achieve the expectation, plan or objective expressed in such forward-looking statement in any specified time frame, or at all. We caution that you should not place undue reliance on any of our forward-looking statements.

The forward-looking statements contained in this prospectus are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to us. While we believe such information forms a reasonable basis for our forward-looking statements, this information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be $   (or approximately $    if the underwriters exercise in full their option to purchase additional shares), based on an assumed initial public offering price of $    per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $   of the net proceeds to       and the remainder for general corporate purposes.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds to us in short-and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering to us by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $    million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

DIVIDEND POLICY

On November 2, 2021, our board of directors approved a special cash dividend on our common stock of $3.00 per share, payable to stockholders of record on November 12, 2021. On September 8, 2023, our board of directors approved a special cash dividend on our common stock of $2.47 per share, payable to stockholders of record on September 19, 2023.

Other than these special dividends, we have not paid any cash dividends on our common stock since emerging from bankruptcy and have no present intention to pay any cash dividends on our common stock in the future. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in the agreements governing our existing indebtedness and any other indebtedness we may enter into and other factors that our board of directors deems relevant.

The agreement governing our existing indebtedness contains, and debt instruments that we enter into in the future may contain, covenants that place limitations on the amount of dividends we may pay. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus, which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or, if there is no surplus, out of our net profits for the then current and immediately preceding year.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 30, 2023:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the cash dividend payment of $2.47 per share, payable to stockholders of record as of the close of business on September 19, 2023, for an aggregate cash payment of approximately $59.9 million, (ii) the accrual of the $2.47 dividend to holders of 665,980 time-based RSUs outstanding at the dividend record date, whether vested or unvested, the payment of which will be made if and when each award is ultimately settled, (iii) the accrual of the $2.47 dividend to holders of 229,265 performance-based RSUs outstanding at the dividend record date, which will vest six months following the completion of an initial public offering, subject to continued employment through such date, the payment of which will be made if and when each award is ultimately settled, (iv) the accrual of the November 2021 $3.00 per share cash dividend to holders of 203,290 performance-based RSUs outstanding at the dividend record date, which will vest six months following the completion of an initial public offering, subject to continued employment through such date, the payment of which will be made if and when each award is ultimately settled and (v) the execution of our new credit facilities on September 19, 2023 and the use of a portion of the proceeds therefrom to repay all amounts outstanding under our prior credit agreement (such adjustments collectively, the “Pro Forma Adjustments”); and

•

on a pro forma as adjusted basis after giving effect to (i) the sale by us of shares of our common stock in this offering at the assumed initial offering price of $    per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and (ii) our application of the net proceeds to be received by us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth in the section titled under “Use of Proceeds.”

You should read this table together with the information in this prospectus in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of

Our Securities” and with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$72,384	$28,857
Short-term investments	12,682	12,682

Debt
Term loan facility, current portion (1)	4,521	1,711	—
Term loan facility, noncurrent portion (1)	15,964	37,702
Revolving credit facility	—	—	—

Total debt	$20,485	$39,413	$—
Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized, 24,130,912 shares issued and outstanding, actual; 100,000,000 shares authorized, 24,130,912 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	25	25
Additional paid in capital	438,922	438,922
Treasury stock	(27,842)	(27,842)
Accumulated other comprehensive loss	(1,031)	(1,031)
Retained earnings	107,650	44,133

Total stockholders’ equity	517,724	454,207	—

Total capitalization	$538,209	$493,620	$—

(1)

Pro forma term loan facility, current and noncurrent represent in an aggregate $40.0 million in term loan debt, net of $0.6 million in debt discount. Additionally, $0.3 million and $1.5 million in debt issuance costs are capitalized as a current and non current asset, respectively, and will be amortized over the life of the revolving credit facilities.

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1 million shares in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $      million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock as of June 30, 2023.

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section have been derived from our condensed consolidated balance sheet as of June 30, 2023. Our pro forma adjusted net tangible book value as of June 30, 2023 was $  , or $  per share of common stock. Pro forma net tangible book value per share is equal to our total pro forma tangible assets less the amount of our pro forma total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the Pro Forma Adjustments. See the section titled “Capitalization.”

After giving effect to (i) the issuance and sale by us of   shares of our common stock in this offering at an assumed initial public offering price of $   per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and other estimated offering expenses payable by us; and (ii) the application of such proceeds to us as described in the section titled “Use of Proceeds,” our pro forma net tangible book value, pro forma, as of June 30, 2023 would have been $   million, or $   per share of common stock. This represents an immediate increase in pro forma net tangible book value to our existing stockholders of $   per share and an immediate dilution to new investors in this offering of $   per share. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share		$—
Net tangible book value per share as of June 30, 2023	$21.19
Pro forma decrease in net tangible book value per share as of June 30, 2023 before giving effect to this offering	(2.63)

Pro forma net tangible book value per share as of June 30, 2023	18.56

Pro forma as adjusted increase in net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors

The information in the preceding table is based on an assumed offering price of $   per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the pro forma net tangible book value after this offering by approximately $   million and increase or decrease the dilution per share of common stock to new investors in this offering by $   per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $   million and increase or decrease, as applicable, the dilution to new investors in this offering by $   per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table shows on a pro forma basis at June 30, 2023, the total cash consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. New investors in this

offering will purchase shares of common stock at the initial public offering price of $   per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

	Shares purchased(1)			Total consideration(2)			Average price per share
	Number	%		Number	%
(in millions, except share and per share data)
Existing stockholders			%			%	$
New investors			%			%	$

Total		100%			100%		$

(1)

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately  % and our new investors would own approximately  % of the total number of shares of our common stock outstanding after this offering.

(2)

If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our existing stockholders and new investors would be approximately $   (or  %) and $   (or  %), respectively.

The discussion and tables above exclude the following:

•	an aggregate of shares of our common stock issuable upon exercise, vesting or settlement of outstanding equity awards granted under the Existing Stock Plan as of June 30, 2023;

•	an aggregate of shares of our common stock that will initially be available for future awards under the Existing Stock Plan following completion of this offering as of June 30, 2023;

•	any increase in the number of shares reserved for issuance under the Existing Stock Plan or any future stock incentive plans; and

•	an aggregate of shares of our common stock issuable upon exercise of Creditor Warrants at an exercise price of $0.001 per share.

To the extent that we grant awards in the future with exercise prices below the initial public offering price in this offering, investors purchasing in this offering will incur additional dilution. See the section titled “Shares Eligible for Future Sale.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations relate to PHI Group, Inc and its subsidiaries. You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” and in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview of Our Business

We are a leading provider of flight services for the global oil and gas exploration and production industry and the air medical industry, based on our fleet of mission-specific and in-demand aircraft, safety track record, long tenure with key customers and nearly 75 years of operating history. We provide safe and reliable transportation of personnel to, from and among offshore platforms for our oil and gas customers, as well as air medical transportation for patients to hospitals and other treatment centers. We believe we are a recognized industry leader in safety across our peer group, with zero accidents in our oil and gas operations from 2018-2022, and the lowest accident and fatality rates among major air medical operators since 2010. We hold a significant market position with our upstream oil and gas customers in the Gulf of Mexico, and we also conduct business in other major international markets, including Australia, Canada, Trinidad, New Zealand, the Philippines, West Africa and the Mediterranean.

In addition to the flight services that we provide our customers, our state-of-the-art, 170,000 square foot Lafayette, Louisiana facility includes a full suite of helicopter maintenance, repair and overhaul (“MRO”) capabilities. Our MRO resources allow us to service, update and modernize our fleet and those of third parties, such as our customers, other fleet operators, original equipment manufacturers (“OEMs”) and certain of our peers. In addition, we license the use of Helipass, our proprietary and industry-leading suite of smart logistics software services for passenger check-in, compliance verification and overall client operations and logistics management. Helipass is available to both our customers and other fleet operators in several locations globally.

Our Segments

We conduct our business through three segments: PHI Americas, PHI International and PHI Health. We provide transportation services to our offshore oil and gas exploration and production customers through our PHI Americas and PHI International segments and to the air medical transportation market through our PHI Health segment. We have a strong and diversified customer base with long-standing relationships across our segments. Our oil and gas customers include some of the largest global blue-chip companies in the industry, with business relationships spanning more than 30 years with several of these customers. While our primary PHI Health customers are the patients we transport, we also contract with some of the largest healthcare providers and institutions in the United States.

PHI Americas

Our PHI Americas segment, headquartered in Lafayette, Louisiana, provides helicopter services primarily for major integrated and independent oil and gas exploration and production companies, transporting personnel and, to a lesser extent, parts and equipment, to, from and among, offshore platforms in the Gulf of Mexico and off the coast of Trinidad. This segment also includes helicopter MRO services provided out of our purpose-built state-of-the-art 170,000 square foot facility, technical services for government customers and our proprietary Helipass software offering, which provides passenger check-in and compliance verification software services to customers. As of June 30, 2023, we operated 80 aircraft out of eight bases in this segment.

PHI International

Our PHI International segment, headquartered in Perth, Australia, provides helicopter services primarily for major integrated and independent international oil and gas exploration and production companies, as well as mining companies transporting personnel or equipment within a number of foreign countries such as Australia, New Zealand and the Philippines, and in West Africa and the Mediterranean. We also derive revenue in these international markets from search and rescue operations. As of June 30, 2023, we operated 27 aircraft out of eight bases in this segment.

PHI Health

Our PHI Health segment is headquartered in Phoenix, Arizona and provides air medical transportation services for patients to hospitals and other treatment centers within the United States. The segment also includes our patient navigation business that we commenced in 2015, pursuant to which we provide hospitals with patient transfer logistics services, as well as PHI Cares, our annual subscription offering that provides members with medically necessary transport for an annual membership fee. As of June 30, 2023, we operated 109 aircraft, inclusive of four customer-owned aircraft, out of 82 locations in 17 states in this segment.

Recent Developments

New Credit Agreements

On September 19, 2023, we entered into two new credit facilities, each of which includes a $60.0 million revolving credit facility and a $20.0 million term loan facility, with our subsidiaries PHI Aviation, LLC, PHI Helipass, L.L.C. and PHI Tech Services, LLC as the borrowers under one facility and our subsidiary PHI Health, LLC as the borrower under the other. On a combined basis, the new credit facilities represent $120.0 million in revolving credit facilities and $40.0 million in term loan debt, which is an increase from our prior credit facility, as amended, which had a $75.0 million revolver and $20.25 million term loan. The amount available under each revolving credit facility is reduced by the amount of outstanding letters of credit. As of September 19, 2023, there were no funded borrowings outstanding under either revolving facility. The facilities mature on September 19, 2028. We used $20.3 million of the $40.0 million in proceeds from the new term loans to pay off our then-existing outstanding term loan balance and terminate our prior credit facility. We incurred approximately $2.3 million of deferred financing costs in connection with the transaction.

Quarterly loan repayments are required on the respective term loans beginning January 1, 2024, (i) with the quarterly payments under the PHI Aviation, LLC term loan facility equal to $0.5 million commencing January 1, 2024 and continuing on the first day of each quarter thereafter through and including October 1, 2025 and $1.34 million commencing January 1, 2026, and continuing on the first day of each quarter thereafter during the remainder of the term, and (ii) with the quarterly payments under the PHI Health, LLC term loan facility equal to $0.38 million commencing January 1, 2024 and continuing on the first day of each quarter thereafter through and including October 1, 2024, $0.63 million commencing January 1, 2025 and continuing on the first day of each quarter thereafter through and including October 1, 2027 and $0.75 million commencing January 1, 2028 and continuing on the first day of each quarter thereafter during the remainder of the term.

As of September 19, 2023, borrowings under the term loans bore interest at the SOFR Rate plus a SOFR credit spread plus 3.50%. The term loans are secured by a first priority lien on United States based aircraft collateral. As of September 19, 2023, borrowings under the revolving credit facilities bore interest at the SOFR Rate plus the SOFR credit spread plus 3.00%. The facility fee under the revolving credit facilities is 0.75% per annum on the undrawn balance of the facility. The revolving credit facilities are secured by a first lien on the Company’s domestic and foreign accounts receivable and inventory.

The credit agreements contain certain customary negative covenants that, among other things, restricted, subject to certain exceptions, the Company’s and each guarantor’s incurrence of additional indebtedness or liens, mergers, dispositions of assets, investments, restricted payments (including dividends and share repurchases), modifications to material agreements, sale and leasebacks, transactions with affiliates, fundamental changes,

locations of certain aircraft and acquisitions of assets. Restrictions on dividend and share repurchase payments, among other items, are primarily constrained by availability of excess cash on hand, a fixed charge coverage ratio, a maximum of $20.0 million drawn amount on each revolving credit facility, and events of default. In addition, the credit agreements include a fixed charge coverage ratio covenant of not less than 1.10 to 1 and a maximum net leverage ratio of 3.50X, which we were in compliance with as of September 19, 2023.

September 2023 Dividend Declaration

On September 8, 2023, our Board of Directors declared a cash dividend of $2.47 per share, payable to stockholders of record as of the close of business on September 19, 2023, resulting in an aggregate cash payment of approximately $59.9 million. Pursuant to certain provisions of the Creditor Warrant Agreement, dated September 4, 2019, a cash dividend payable to holders of our common stock automatically adjusts the conversion ratio of each Creditor Warrant to prevent any resulting dilution to the holders of such Creditor Warrants. As a result of this dividend, the conversion ratio of each Creditor Warrant was adjusted such that the outstanding Creditor Warrants now represent the right to acquire an aggregate of 6,475,835 shares of our common stock. Additionally, holders of outstanding RSUs as of the record date, whether vested or unvested, are entitled to the same dividend rights as holders of common stock, the payment of which will be made if and when each award is ultimately settled.

Performance-based RSU Vesting Amendment

In August 2023, we amended certain outstanding performance-based RSUs. One-third of the RSUs granted under the original award agreement will be eligible to vest upon the six-month anniversary of an initial public offering, subject to continued employment through such date. See the section titled “Executive Compensation-Incentive Compensation-Equity Incentive-Performance-Based RSUs.”

Factors Affecting Our Business

There are a number of factors, as described below, that have impacted, and we believe, will continue to impact, our results of operations and growth.

Offshore Oil and Gas Activity

Operating revenues from our PHI Americas and PHI International segments relate primarily to exploration and production operations in the Gulf of Mexico and other international markets. Many of the aircraft in our fleet are medium and heavy aircraft intended to service deepwater activities and the margins we earn on these aircraft are generally higher than on light aircraft. During periods when the level of offshore activity increases, demand for our offshore flight services and in particular, the demand for our medium and heavy aircraft typically increases, positively impacting our revenue and profitability. Conversely, a reduction in offshore oil and gas activities negatively impacts our aircraft utilization, flight volumes, and overall demand for our aircraft, thereby negatively impacting our revenue and profitability.

Patient Transport Frequencies and Length

In our PHI Health segment, the revenue driven from our IPM program is directly dependent upon the number and length of patient transports provided in a given period. Revenues is further impacted by the number of bases we operate, our ability to maintain our safety record, proper deployment of helicopters, additional regulation in the air medical industry and weather. The volume of flight utilization of our aircraft by our customers under our TPM program also has a direct impact on the amount of revenue earned in a given period, although to a lesser degree than the number and length of patient transports under our IPM program. The IPM program generated approximately 91% and 88%, respectively, of our PHI Health segment revenue for each of the six months ended June 30, 2023 and 2022, with the balance of our PHI Health segment revenue for each period primarily attributable to our TPM program. The IPM program generated approximately 88% of our PHI Health segment revenue for each of the years ended December 31, 2022 and 2021, with the balance of our PHI Health segment revenue for each year primarily attributable to our TPM program.

Customer Reimbursement Rate

Under our IPM program, our revenue recognition, net of allowances, during any particular period is dependent upon the rate at which our various types of customers reimburse us for our services, which we refer to as our “payor mix.” Reimbursement rates vary among payor types and typically the reimbursement rate of commercial insurers is higher than Medicare, Medicaid, and self-pay reimbursement rates. Moreover, Medicare and Medicaid reimbursement rates and our receipt of payments from these programs is subject to various regulatory and appropriations risks. See the section titled “Risk Factors—Risks Related to Our Air Medical Operations” for further discussion. Changes during any particular period in our payor mix, reimbursement rates or uncompensated care rates will have a direct impact on our revenues and profitability.

Capital Intensive Business

Our business is capital-intensive and highly competitive. Salaries and aircraft maintenance comprise a large portion of our operating expenses. Our aircraft must be maintained to a high standard of quality and undergo periodic and routine maintenance procedures. Higher utilization of our aircraft results in more frequent maintenance, resulting in higher maintenance costs. In periods of low flight activity, we nevertheless must continue to maintain our aircraft, consequently reducing our margins. In addition, we are also dependent upon pilots, mechanics, and medical crew to operate our business. To attract and retain qualified personnel, we must maintain competitive wages and other benefit packages, which places downward pressure on our margins.

Inflation Risk

Inflation has adversely affected us by increasing costs of critical components, aircraft and equipment, labor, and other services we may rely on, and continued inflationary pressures could prevent us from operating at capacity, decreasing our revenues or having an adverse effect on our profitability. Although certain of these costs are typically passed through to our customers through rate increases where possible, these escalations are often contractually capped and may not be sufficient to allow us to recover the full amount of the increased costs. In addition, inflation is often, and has recently been, accompanied by higher interest rates. Such higher interest rates may affect our ability to enter into future traditional debt financing, as high inflation may result in an increase in the cost to borrow.

War in Ukraine

In February 2022, Russia launched a large-scale invasion of Ukraine. The extent and duration of the war, resulting sanctions and resulting future market disruptions are unknown, but have been and could continue to be significant. The disruptions caused by Russian military action and other actions (including cyberattacks and economic impacts) and the resulting actual and threatened responses to such activity, boycotts and changes in consumer and purchaser preferences, sanctions, tariffs and cyberattacks on the Russian government, Russian companies and Russian individuals, have impacted and may continue to impact Russia’s economy and adversely affect many business sectors around the world, including the oil and gas industry. Global prices of oil, gas and refined petroleum products increased significantly during late February and through the second quarter of 2022 due to the war with prices returning to pre-conflict levels during the fourth quarter of 2022 and into early 2023. Furthermore, United States and many other countries have imposed, and may impose additional, economic sanctions on Russia. Any imposed sanctions, or even threat of further sanctions, could have an adverse impact on the Russian economy, which may also result in Russia taking counter measures or retaliatory actions. As the situation continues to evolve, the resulting political instability and societal disruption could reduce overall demand for oil, gas and refined petroleum products, potentially putting downward pressure on demand for our services and causing a reduction in our revenues.

Our PHI Americas and PHI International segments are largely dependent on the health of the oil and gas industry, which remains subject to heightened levels of volatility and uncertainty related to conflict between

Russia and Ukraine. Further, to what extent these events do ultimately impact our future business, liquidity, financial condition, and results of operations is highly uncertain and dependent on numerous factors that are not within our control and cannot be predicted.

COVID-19

At the onset of the global COVID-19 pandemic, the efforts to control it resulted in a significant negative impact on, without limitation, global economic activity, which materially and adversely impacted global demand and prices for crude oil, natural gas and refined petroleum products. These disruptions materially and adversely affected offshore oil and gas operators globally, which resulted in reduced demand and increased price competition for our transportation services.

The COVID-19 pandemic resulted in a lower number of flight hours in our PHI Americas and PHI International segments and lower number of transports in our PHI Health segment prior to 2021. During 2021, widespread availability of COVID-19 vaccines in the United States and elsewhere in the world, combined with government assistance programs, fiscal policies and other factors, led to a rebound in demand for crude oil, natural gas and refined petroleum products. The global markets and related prices for crude oil, natural gas and refined petroleum products strengthened as several states and countries began to re-open and loosen many COVID-19 related restrictions. Consequently, demand for our transportation services from offshore oil and gas operators increased.

Balance Bill Legislation

In late 2020, Congress enacted legislation intended to protect patients from “surprise” medical bills. Under the NSA, effective January 1, 2022, patients are only required to pay the in-network cost-sharing amount, which is determined through an established formula and counts towards the patient’s health plan deductible and out-of-pocket cost-sharing limits. The NSA also requires rate disputes between payors and out-of-network providers to be resolved through binding IDR arbitration. Pursuant to the IDR process, the payor and provider submit a requested rate and the arbitrator selects one submission without any hearing regarding or modification of the requested rate that is selected. Many states have passed similar legislation. Providers that violate these surprise billing prohibitions may be subject to state enforcement action or federal civil monetary penalties. See the section titled “Business-Government Regulation—Healthcare Reform.”

PHI Health revenues under our IPM program are recorded in the period in which the Company satisfies the performance obligations under contracts by providing services to customers based upon established billing rates net of contractual allowances under agreements with third-party payors and net of uncompensated care allowances. These allowances include estimates of variable consideration for retroactive revenue adjustments due to settlement of audits, reviews, and investigations. Generally, we bill the patients and third-party payors several days after the services are performed, and before any adjustment may be made for the foregoing matters, including with respect to the resolution of any claims under the IDR process. Since the effectiveness of the NSA on January 1, 2022, the majority of PHI Health’s out-of-network claims under IPM contracts have been processed through IDR.

We have regularly evaluated IDR outcomes to estimate its constraint on the variable consideration component in our IPM program contracts. As of December 31, 2022, the number of times we were required to participate in the IDR process with respect to our service transports performed in 2022 was not sufficiently meaningful for making any determination with respect to any retroactive adjustment of amounts billed to patients and third-party payors in 2022. However, as of June 30, 2023, we have been required to participate in the IDR process a sufficient number of times to derive an estimate regarding our success rate. Based on the IDR proceedings through June 30, 2023, we were able to determine that most IDR proceedings were determined in our favor and as a result, we incorporated the most recent IDR results data into our historical revenue constraint established with respect to the 2022 and 2023 out-of-network transports under our IPM program, resulting in PHI Health recognizing $19.3 million of revenue in the six months ended June 30, 2023 as a result of change in estimate associated with 2022 dates of service transports. Based on information available to us, we currently expect this trend of favorable IDR outcomes may continue and result in higher transport rates on out-of-network transports in at least the remainder of 2023, although there can be no assurances that we will be able to maintain this success rate. See Note 19, Risks and Uncertainties, in the notes to our condensed consolidated financial statements included elsewhere in this prospectus.

Key Performance Metrics

We regularly review several metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Adjusted EBITDA

Adjusted EBITDA, a non-GAAP measure, represents net income (loss) before interest expense, interest income, income taxes, depreciation and amortization, equity-based compensation, asset impairment charges, severance costs, foreign exchange (gain) loss, (gain) loss on disposal of assets, and other unusual credits or charges. Adjusted EBITDA is used to measure our consolidated profitability and we view it as an important measure of performance. See “—Non-GAAP Financial Measures” below for additional information regarding adjusted EBITDA, including certain limitations regarding the use of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure.

Segment Adjusted EBITDA

Segment Adjusted EBITDA represents net income (loss) before interest expense, interest income, income taxes, depreciation and amortization, unallocated selling, general and administrative expense, equity-based compensation, asset impairment charges, severance costs, foreign exchange (gain) loss, (gain) loss on disposal of assets, restructuring charges and other non-recurring credits or charges not considered a core part of our operations. Segment Adjusted EBITDA is used by our Chief Executive Officer, who is the chief operating decision maker, to measure the profitability of and allocate resources among each segment and is viewed as an important measure of performance. See Note 23, Business Segment Information, in the notes to our consolidated financial statements included elsewhere in this prospectus.

Free Cash Flow

Free cash flow, a non-GAAP measure, represents net cash free from operating activities less capital expenditures for property and equipment and capitalized software. We use free cash flow as one of the measures we use to assess our overall liquidity and cash available for us to operate our business. See “Non-GAAP Financial Measures” below for additional information regarding free cash flow including certain limitations regarding the use of Free cash flow and a reconciliation of free cash flow to the most directly comparable GAAP measure.

Flight Hours

Flight hours represent the total flight time we incur providing services to our customers in our PHI Americas and PHI International segments. We view flight hours as a key performance metric as it directly relates to our customer billings and total aircraft operating costs for these two segments.

Flight Transports

Flight transports represent the number of actual service flights performed for our IPM patients in our PHI Health segment. Flight transports is a key performance metric in our PHI Health segment as it directly relates to our segment billings and has a direct impact on our total aircraft operating costs for this segment.

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022	2021
	(In thousands, other than flight hours and flight transports)
PHI Group Consolidated
Operating revenues—net	$428,398	$357,830	$760,286	$690,565
Net income	$53,357	$19,738	$57,622	$69,811
Adjusted EBITDA(1)	$89,331	$51,192	$116,471	$135,351
Free cash flow(1)	$32,837	$(12,599)	$17,329	$81,087
Flight hours—PHI Americas and PHI International	26,629	30,733	61,630	55,622
Flight transports—PHI Health	10,663	10,502	22,126	21,822

(1)	See “—Non-GAAP Financial Measures” below for additional information.

Results of Operations

We manage our business based on three distinct reporting segments: PHI Americas, PHI International, and PHI Health.

Six Months Ended June 30, 2023 as Compared to Six-Months Ended June 30, 2022

The following table presents by segment our operating revenues—net, expenses, and earnings along with Adjusted EBITDA and flight hours and flight transports for the six months ended June 30, 2023 and 2022.

	Six Months Ended June 30,
	2023	2022
	(In thousands, other than flight hours and flight transports)
Segment Operating revenues—net:
PHI Americas	$155,556	$144,399
PHI International	85,548	72,787
PHI Health	187,294	140,644

Total Operating revenues—net	428,398	357,830

Segment Direct expenses:
PHI Americas	123,805	117,611
PHI International	73,110	58,584
PHI Health	137,208	126,550
Corporate	399	426

Total Direct expenses	334,522	303,171

Segment Selling, general and administrative expenses:
PHI Americas	7,438	6,561
PHI International	8,168	8,422
PHI Health	11,783	9,954
Corporate	18,095	12,098

Total Selling, general and administrative expenses	45,484	37,035

Impairment of assets	2	12
Gain on vendor claims, insurance and warranty	(14,399)	(965)
Loss (gain) on disposal of assets	689	(232)
Equity in loss (income) of unconsolidated affiliate	29	(164)

Operating income	62,071	18,973

Interest expense	1,298	840
Other income—net	(12,071)	(6,119)

Income before income taxes	72,844	24,252
Income tax expense	19,487	4,514

Net income	$53,357	$19,738

Adjusted EBITDA (1)	$89,331	$51,192
Segment Adjusted EBITDA:
PHI Americas	$33,321	$29,132
PHI International	$8,818	$9,975
PHI Health	$52,303	$15,490
Flight Hours:
PHI Americas	20,449	24,992
PHI International	6,180	5,741

Total Flight Hours	26,629	30,733

Flight Transports:
PHI Health	10,663	10,502

Total Flight Transports	10,663	10,502

(1)	See “—Non-GAAP Financial Measures” below for additional information.

Total PHI Group

Operating revenues—net

Operating revenues—net increased $70.6 million, or 19.7%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to rate variance on PHI Health transports and an increase in fleet utilization on existing and new customer contracts in our PHI Americas and PHI International segments. Our PHI Health revenue increased by $46.7 million primarily due to favorable IDR outcomes which positively impacted rates on out-of-network transports, including $19.3 million of revenue recognized as a result of change in estimate associated with 2022 dates of service transports discussed above. Our PHI Americas and PHI International segments’ revenue increased by $24.0 million primarily due to fixed fee revenue and variable revenue increases of $18.6 million and $2.7 million, respectively.

Direct expenses

Direct expenses increased $31.4 million, or 10.3%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to the higher activity levels discussed above. Direct expenses for the six months ended June 30, 2023 included increases of aircraft rental, operating and maintenance costs of $9.7 million, $12.9 million in increased personnel expenses, and $3.6 million of increased facilities and equipment expenses, in each case as compared to the prior year period. In addition, our PHI Health segment collected $3.0 million during the six months ended June 30, 2022 on previously written-off bad debt which offset direct expenses. The segment also incurred additional $1.5 million profit share costs associated with the higher revenues resulting from change in estimate discussed above, of which $1.1 million is related to 2022 transports.

Selling, general and administrative

Selling, general and administrative expenses increased $8.4 million, or 22.8%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. This increase was primarily driven by an increase in personnel expenses, including $4.2 million higher non-cash stock compensation expense primarily related to awards of common stock granted to 5 Essex, LLC in respect of the services of our Chief Executive Officer. 5 Essex, LLC is an affiliate of Q Investments, an affiliate of which is a greater than 5% stockholder.

Gain on insurance proceeds

Gain on insurance proceeds represents the proceeds from insurance settlements for a claim related to Hurricane Ida and claims on some aircraft and aircraft components in excess of damage expenses and the carrying value of damaged assets, which was recognized once we received proof of loss documentation or were otherwise assured of collection of these amounts.

Other income—net

Other income—net increased $6.0 million for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to the Employer Retention Credit received from the IRS in June 2023.

Income tax expense

Income tax expense increased $15.0 million, or 331.7%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to an increase in taxable income.

PHI Americas Segment

	Six Months Ended June 30,
	2023	2022
	(In thousands, other than flight hours)
PHI Americas
Operating revenues—net	$155,556	$144,399
Segment Adjusted EBITDA	$33,321	$29,132
Flight Hours	20,449	24,992

Operating revenues—net

Operating revenues—net increased $11.2 million or 7.7%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. Fixed revenue increased by $13.1 million, primarily due to additional aircraft placed on contract by existing customers of $4.3 million and increased pricing for contract renewals with existing customers of $8.8 million. Variable revenue decreased by $3.2 million primarily due to lower flight hours partially offset by increased pricing for contract renewals with existing customers.

Direct expenses

Direct expenses increased $6.2 million, or 5.3%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to higher aircraft and personnel costs. Aircraft costs increased by $2.8 million, primarily due to additional aircraft rental costs of $1.9 million and aircraft repair and maintenance expenses of $0.9 million. The segment’s personnel expense increased by $4.1 million primarily due to headcount and compensation increases.

Selling, general and administrative

Selling, general and administrative expenses increased $0.9 million, or 13.4%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to inflationary factors impacting the segment’s personnel costs and other expenditures.

Segment Adjusted EBITDA

Segment Adjusted EBITDA increased $4.2 million, or 14.4%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to increased revenue, partially offset by an increase in higher personnel and aircraft costs.

PHI International Segment

	Six Months Ended June 30,
	2023	2022
	(In thousands, other than flight hours)
PHI International
Operating revenues—net	$85,548	$72,787
Segment Adjusted EBITDA	$8,818	$9,975
Flight Hours	6,180	5,741

Operating revenues—net

Operating revenues—net increased $12.8 million, or 17.5%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. Fixed revenue increased by $5.8 million primarily attributable to contracts with new customers. Variable revenue increased by $6.1 million primarily due to higher flight hours with existing and new customers.

Direct expenses

Direct expenses increased $14.5 million, or 24.8%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to higher aircraft, new operating facilities and personnel costs. Aircraft costs increased by $7.1 million, primarily due to additional aircraft rental costs of $2.6 million, depreciation expense of $0.3 million and aircraft repair and maintenance expenses of $4.2 million. The segment’s personnel expense increased by $4.3 million primarily due to an increase in headcount. The segment incurred $2.2 million higher facilities and equipment rental expenses primarily due to establishing new operating bases to serve new customers.

Selling, general and administrative

Selling, general and administrative expenses decreased $0.3 million, or 3.0%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. The decrease was primarily due to the segment’s reduction in miscellaneous other expenditures.

Segment Adjusted EBITDA

Segment Adjusted EBITDA decreased $1.2 million, or 11.6%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due higher aircraft costs, new operating facilities and personnel costs partially offset by higher revenues.

	Six Months Ended June 30,
	2023	2022
	(In thousands other than flight transports)
PHI Health
Operating revenues—net	$187,294	$140,644
Segment Adjusted EBITDA	$52,303	$15,490
Flight Transports	10,663	10,502

Operating revenues—net

Operating revenues—net increased $46.7 million, or 33.2%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to rate variances and to a smaller extent, volume. The rate variance of $43.1 million was primarily attributed to favorable IDR outcomes which positively impacted rates on out-of-network transports, including $19.3 million of revenue recognized as a result of change in estimate associated with 2022 dates of service transports discussed above.

Direct expenses

Direct expenses increased $10.7 million or 8.4% for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to higher personnel costs. The segment’s personnel expense increased by $4.5 million primarily due to higher headcount and compensation increases. In addition, the segment collected $3.0 million during the six months ended June 30, 2022, on previously written-off bad debt which offset direct expenses.

Selling, general and administrative

Selling, general and administrative expenses increased $1.8 million, or 18.4%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to higher personnel costs.

Segment Adjusted EBITDA

Segment Adjusted EBITDA increased $36.8 million, or 237.7%, for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, primarily due to higher revenue partially offset by higher personnel costs. The Segment Adjusted EBITDA also includes $19.3 million of revenue recognized as a result of change in estimate associated with 2022 dates of service transports offset by associated profit sharing costs of $1.1 million. The $8.5 million of the change in estimate was related to transports from the first half of 2022 offset by associated profit sharing costs of $0.5 million.

Year Ended December 31, 2022 as Compared to the Year Ended December 31, 2021

The following table presents by segment our operating revenues—net, expenses, and earnings, along with Adjusted EBITDA and flight hours and flight transports for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021
	(In thousands, other than flight hours and flight transports)
Segment Operating revenues—net:
PHI Americas	$305,969	$266,984
PHI International	151,264	121,561
PHI Health	303,053	302,020

Total Operating revenues—net	760,286	690,565

Segment Direct expenses:
PHI Americas	249,784	219,084
PHI International	124,496	88,665
PHI Health	263,605	233,179
Corporate	1,050	421

Total Direct expenses	638,935	541,349

Segment Selling, general and administrative expenses:
PHI Americas	14,651	11,647
PHI International	19,114	14,821
PHI Health	22,676	13,630
Corporate	16,011	12,678

Total Selling, general and administrative expenses	72,452	52,776

Impairment of assets	693	2,597
Gain on insurance proceeds	(3,001)	—
Loss (gain) on disposal of assets	(606)	1,194
Equity in loss (income) of unconsolidated affiliate	(374)	35

Operating income	52,187	92,614

Interest expense	1,812	2,466
Other income—net	(6,113)	(1,893)

Income before income taxes	56,488	92,041
Income tax (benefit) expense	(1,134)	22,230

Net income	$57,622	$69,811

Adjusted EBITDA (1)	$116,471	$135,351
Segment Adjusted EBITDA:
PHI Americas	$60,426	$52,354
PHI International	$17,742	$23,830
PHI Health	$44,900	$66,440
Flight hours:
PHI Americas	49,300	44,906
PHI International	12,330	10,716

Total flight hours	61,630	55,622

Flight transports:
PHI Health	22,126	21,822

Total flight transports	22,126	21,822

(1)	See “—Non-GAAP Financial Measures” below for additional information.

Total PHI Group

Operating revenues—net

Operating revenues—net increased $69.7 million, or 10.1%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in fleet utilization, new customer contracts and higher pricing on certain existing contracts. Our PHI Americas and International segments revenue increased by $68.7 million primarily due to a fixed fee revenue increase of $29.0 million and variable revenue increase of $21.4 million. The increase in revenues were primarily associated with additional aircraft used by existing customers, increased pricing on contract renewals and higher pricing on new customer contracts. We also recognized higher reimbursable revenue of $24.5 million which was offset by reimbursable direct expenses. For our PHI Health segment, revenue was consistent for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Direct expenses

Direct expenses increased $97.6 million, or 18.0%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the higher activity levels discussed above. Direct expenses for the year ended December 31, 2022 included increases of aircraft operating and maintenance costs of $27.5 million , $22.0 million in personnel expenses, and $3.8 million of facilities and equipment expenses.

Selling, general and administrative

Selling, general and administrative expenses increased $19.7 million, or 37.3%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. This increase was primarily driven by $12.3 million in higher personnel and recruiting costs including $5.9 million higher non-cash stock-compensation expense for the year ended December 31, 2022. The higher personnel costs also included the relocation of our PHI International segment headquarters office from Nelson, New Zealand to Perth, Australia which resulted in a one-time cost of $2.3 million. Our PHI Health Segment incurred higher legal costs of $5.3 million primarily due to the implementation of the NSA in 2022.

Asset impairment charges

Asset impairment charges for the year ended December 31, 2022 relate to $0.7 million in right-of-use asset impairments for a building lease terminated in connection with a reorganization within our PHI International segment, which included the relocation of the segment’s head office. Asset impairment charges for the year ended December 31, 2021 primarily relate to $2.1 million in right-of-use asset impairments for certain of our leased helicopters in our PHI International Segment.

Gain on insurance proceeds

Gain on insurance proceeds represents the proceeds from insurance settlements for a claim related to Hurricane Ida in excess of damage expenses and the carrying value of damaged assets, which was recognized once we received proof of loss documentation or were otherwise assured of collection of these amounts.

Gain (loss) on disposal of assets

The gain (loss) on disposal of assets in both years represents the difference between the carrying value of certain non-core aircraft and other ancillary asset dispositions and the corresponding proceeds received therefrom.

Equity in (income) loss of equity method investee

Equity in (income) loss of equity method investee is attributable to our investment in PHI Century Limited, a Ghanaian entity. Our equity in income for the year ended December 31, 2022 was higher than the year ended December 31, 2021 resulting from higher flight activity in the region. See Note 5, Investment in Variable Interest Entity, in the notes to our consolidated financial statements included elsewhere in this prospectus for additional discussion regarding our investment in PHI Century Limited.

Other income—net

Other income—net increased $4.2 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to increase in foreign exchange gain due to changes in foreign exchange rates between the U.S. dollar against the New Zealand dollar, Australian dollar and Ghana cedi.

Income tax expense (benefit)

Income tax expense (benefit) decreased $23.4 million, or 105.1%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to release of valuation allowance against certain deferred tax assets. See Note 17, Income Taxes, in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the valuation allowance activity during the year ended December 31, 2022.

PHI Americas Segment

	Year Ended December 31,
	2022	2021
	(In thousands, other than flight hours)
PHI Americas
Operating revenues—net	$305,969	$266,984
Segment Adjusted EBITDA	$60,426	$52,354
Flight hours	49,300	44,906

Operating revenues—net

Operating revenues—net increased $39.0 million or 14.6% for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in fleet utilization, new customer contracts and higher pricing on certain existing contracts. Fixed revenue increased by $25.7 million primarily attributable to additional aircraft placed on contract by existing customers of $18.6 million, increased pricing for contract renewals with existing customers of $5.1 million and contracts with new customers of $2.0 million. Variable revenue increased by $15.1 million primarily attributable to additional flight hours for existing customers of $10.0 million, increased pricing for contract renewals with existing customers of $0.9 million and contracts with new customers of $4.2 million. This segment also recognized higher revenue on reimbursable charges that were passed through to customers offset by reimbursable costs in direct expenses.

Direct expenses

Direct expenses increased $30.7 million, or 14.0%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the higher activity levels discussed above. This increase was primarily attributable to an increase of approximately $7.0 million in personnel expenses, including $1.4 million in higher training costs, and a $14.6 million increase in maintenance costs primarily driven by higher flight activity. The segment’s facilities and equipment expenses increased by $1.4 million due to increased activity and inflationary factors in 2022.

Selling, general and administrative

Selling, general and administrative expenses increased $3.0 million, or 25.8%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to higher personnel costs of $1.2 million, information technology service costs relating to the implementation of a new ERP system of $1.1 million and other costs of $0.7 million primarily driven by inflationary factors in 2022.

Segment Adjusted EBITDA

Segment Adjusted EBITDA increased $8.1 million, or 15.4%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the increase in revenue partially offset by an increase in higher personnel and aircraft maintenance costs as mentioned above.

PHI International Segment

	Year Ended December 31,
	2022	2021
	(In thousands other than flight hours)
PHI International
Operating revenues—net	$151,264	$121,561
Segment Adjusted EBITDA	$17,742	$23,830
Flight hours	12,330	10,716

Operating revenues—net

Operating revenues—net increased $29.7 million, or 24.4%, the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to an increase in fleet utilization, the addition of new contracts in Australia and Cyprus and reimbursable revenues. Fixed revenue increased by $3.3 million primarily due to contracts with new customers. Variable revenue increased by $5.2 million primarily attributable to additional flight hours for existing customers of $2.4 million, increased pricing on contract renewals with existing customers of $1.0 million and contracts with new customers of $2.8 million. The remaining change in revenue was attributable to higher revenue on reimbursable charges that were passed through to customers and offset by reimbursable costs in direct expenses.

Direct expenses

Direct expenses increased $35.8 million, or 40.4%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the higher activity levels discussed above and the resulting increase in personnel and maintenance expenses of $9.1 million and $5.4 million, respectively. Additionally, the segment incurred $0.9 million higher costs on other facilities and equipment expenses due to increased activity. The remaining change in expenses was attributable to higher reimbursable charges that were passed through to customers.

Selling, general and administrative

Selling, general and administrative expenses increased $4.3 million, or 29.0%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. The increase was primarily driven by higher personnel and severance costs of $3.1 million, of which $2.3 million was related to the relocation of the segment’s head office from Nelson, New Zealand to Perth, Australia. Additionally, costs related to the implementation of the new ERP and rent expense for our Perth, Australia office contributed increases of $0.4 million and $0.3 million, respectively.

Segment Adjusted EBITDA

Segment Adjusted EBITDA decreased $6.1 million, or 25.5%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to increased personnel costs and aircraft maintenance costs, which was partially offset by higher revenues.

PHI Health Segment

	Year Ended December 31,
	2022	2021
	(In thousands other than flight transports)
PHI Health
Operating revenues—net	$303,053	$302,020
Segment Adjusted EBITDA	$44,900	$66,440
Flight transports	22,126	21,822

Operating revenues—net

Operating revenues—net increased $1.0 million, or 0.3%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to higher transport volumes and rate variances of $8.7 million which was partially offset by higher revenue allowance of $7.8 million for certain payors.

Direct expenses

Direct expenses increased $30.4 million or 13.0% for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the higher aircraft costs of $7.5 million, higher fuel costs of $3.4 million and higher personnel costs of $5.1 million. The increase in personnel costs were primarily driven by competitive labor markets driving higher sign-on bonuses of $2.0 million and $1.7 million of incremental training costs.

In addition, the segment collected $12.2 million and $3.0 million in 2021 and 2022 respectively, on previously written-off bad debt which offset direct expenses. This segment’s facilities and equipment expenses increased by $1.5 million due to increased activity and other costs increased by $3.7 million due to inflationary factors in 2022.

Selling, general and administrative

Selling, general and administrative expenses increased $9.0 million, or 66.4%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to higher legal expenses of $5.3 million, of which $3.4 million related to the implementation of the NSA and $2.0 million in additional personnel costs.

Segment Adjusted EBITDA

Segment Adjusted EBITDA decreased $21.5 million, or 32.4%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to flat revenues and higher Direct expenses and higher Selling, general and administrative expenses as mentioned above. We also closed two segment locations during 2022 which had a loss of $1.7 million and income of $0.9 million in 2022 and 2021, respectively.

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to net income (loss), which is a measure presented in accordance with U.S. GAAP, management believes that Adjusted EBITDA provides relevant and useful information to management and investors to assess our performance. Adjusted EBITDA is a supplemental measure of performance that is neither required by nor presented in accordance with U.S. GAAP.

Adjusted EBITDA represents net income (loss) before interest expense, interest income, income taxes, depreciation and amortization, equity-based compensation, asset impairment charges, severance costs, foreign exchange (gain) loss, (gain) loss on disposal of assets restructuring charges and other unusual credits or charges not considered a core part of our operations.

Our management utilizes Adjusted EBITDA to evaluate our operating performance and to allocate resources and capital to our segments. This measure provides a meaningful understanding of certain aspects of income (loss) before the impact of investing and financing charges and income taxes. We believe Adjusted EBITDA is useful to an investor in evaluating our performance because this measure is:

•	widely used by analysts, investors and competitors to measure a company’s operating performance;

•	a financial measurement that is used by rating agencies, lenders and other parties to evaluate our credit worthiness; and

•	used by our management for various purposes, including as a measure of performance and as a metric in our employee incentive compensation programs.

Adjusted EBITDA does, however, have certain limitations and should not be considered in isolation from or as an alternative to net income (loss) or any other performance measure derived in accordance with U.S. GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items for which we may make adjustments. In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries, and other companies may not present Adjusted EBITDA or similar measures. Management compensates for these limitations by using Adjusted EBITDA as a supplemental financial metric and in conjunction with our results prepared in accordance with U.S. GAAP.

The reconciliations of Adjusted EBITDA to net income for the six months ended June 30, 2023 and 2022 and for the years ended December 31, 2022 and 2021 are as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022	2021	2020
	(In thousands)
Net income	$53,357	$19,738	$57,622	$69,811	$15,725
Add (deduct):
Depreciation and amortization	26,310	24,466	53,022	44,634	47,292
Income tax expense (benefit)	19,487	4,514	(1,134)	22,230	5,646
Interest expense	1,298	840	1,812	2,466	15,604
Interest income	(869)	(28)	(193)	(279)	—
Equity-based compensation	11,127	7,209	8,149	2,510	7,410
PHI International reorganization	13	429	2,866	—	—
Loss on debt extinguishment	—	—	—	—	11,188
Severance and retention costs	1,608	2,751	3,853	238	4,818
Settlement of customer claim	—	(3,016)	(3,016)	(12,203)	(7,500)
Foreign exchange (gain) loss	(4,287)	(5,801)	(5,197)	(685)	1,521
Gain on insurance proceeds	(14,399)	(965)	(3,001)	—	—
Asset impairment charges	2	12	693	2,597	—
Gain (loss) on diposal of assets	689	(232)	(606)	1,194	(122)
Employee retention credit	(5,749)	—	—	—	—
CARES Act Grant	—	(61)	(61)	(427)	(5,143)
Other adjustments—net (1)	744	1,336	1,662	3,265	(443)

Adjusted EBITDA	$89,331	$51,192	$116,471	$135,351	$95,996

(1)

Other adjustments—net consists of primarily costs related to special projects, director and officer run-off insurance related to our Chapter 11 bankruptcy filing, contractual adjustment to customer credits and a gain associated with the cancellation of an aircraft lease and office lease.

Free Cash Flow

Free cash flow represents net cash from operating activities less capital expenditures for additions to property and equipment and capitalized software.

Our management utilizes free cash flow, because they believe it is a useful indicator of our overall liquidity, as the amount of free cash flow generated in any period is representative of cash that is available for debt repayment, investment, and other discretionary and non-discretionary cash uses. Accordingly, we believe that free cash flow provides useful information to investors in understanding and evaluating our liquidity in the same manner as management.

Free cash flow does, however, have certain limitations and should not be considered as an alternative to or in isolation from cash flow provided by operating activities or any other measure of liquidity calculated in accordance with U.S. GAAP. Other companies, including other companies in our industry, may not use free cash flow in the same way or may calculate it differently than as presented herein. In evaluating free cash flow, you should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

The reconciliations of free cash flow to the three U.S. GAAP cash flow measures for the six months ended June 30, 2023 and 2022 and for the years ended December 31, 2022 and 2021 are as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022	2021	2020
	(In thousands)
Net cash used in investing activities	$(20,080)	$(33,622)	$(36,328)	$(24,732)	$(13,887)

Net cash used in financing activities	$(19,987)	$(17,505)	$(20,053)	$(86,409)	(188,406)

Net cash from operating activities	$51,378	$7,738	$54,220	$109,296	$133,454
Add (deduct):
Capital expenditures	(18,541)	(20,337)	(36,891)	(28,209)	(25,385)

Free cash flow	$32,837	$(12,599)	$17,329	$81,087	$108,069

Liquidity and Capital Resources

General

Our ongoing liquidity requirements arise primarily from the purchase or leasing of aircraft, the maintenance and refurbishment of aircraft, the opening of new aircraft bases, the expansion or improvement of facilities, the acquisition of equipment and inventory, planned debt service requirements and other working capital needs. Our principal sources of liquidity historically have been net cash provided by our operations and borrowings under revolving credit or term loan facilities or periodic issuances of long-term debt. We have historically engaged in both stock repurchases and dividends. To the extent we may generate discretionary cash flow we may consider using this additional cash flow to optionally prepay planned indebtedness, execute strategic acquisitions, return capital to shareholders pursuant to dividend or stock repurchases or for general corporate purposes. On September 8, 2023, the Company’s Board of Directors declared a cash dividend of $2.47 per share, payable to stockholders of record as of the close of business on September 19, 2023, resulting in an aggregate cash payment of approximately $59.9 million. We expect to continue to finance our liquidity requirements through cash generated from operations and borrowings under our existing credit facilities. We believe these sources will be sufficient to fund our cash needs for the next twelve (12) months and beyond.

Historical cash and cash flow information

The following table summarizes our cash flows from operating, investing, and financing activities for the six months ended June 30, 2023 and 2022 and for the years ended December 31, 2022 and 2021:

	Six Months Ended June 30,		Year ended December 31,
	2023	2022	2022	2021
	(In thousands)
Cash and cash equivalents and restricted cash at beginning of period	$63,079	$64,976	$64,976	$67,336
Net cash from operating activities	51,378	7,738	54,220	109,296
Net cash from investing activities	(20,080)	(33,622)	(36,328)	(24,732)
Net cash from financing activities	(19,987)	(17,505)	(20,053)	(86,409)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(262)	(100)	264	(515)

Cash and cash equivalents and restricted cash at end of period	$74,128	$21,487	$63,079	$64,976

Restricted Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents consist of cash deposits, treasuries, certificates of deposit, and money market funds. We had $72.4 million cash and cash equivalents and $1.7 million restricted cash as of June 30, 2023. We had $61.2 million cash and cash equivalents and $1.9 million restricted cash as of December 31, 2022.

Short-Term Investments

We had $12.7 million and $6.3 million treasuries with maturity greater than three months, which was included in Short-term investments on the consolidated balance sheet as of June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023 and December 31, 2022, all short-term investments had contractual maturities within one year.

Operating Activities

Net cash from operating activities for the six months ended June 30, 2023 was $51.4 million, resulting from our net income of $53.4 million and net non-cash items of $45.6 million, which was partially offset by net cash used by changes in our operating assets and liabilities of $47.5 million that were primarily attributable to (i) an increase in accounts receivable of $24.4 million due to the timing of collections, (ii) an increase in other non-current assets of $8.9 million, which was primarily attributable to a deposit on an aircraft and (iii) an increase in inventories of spare parts of $6.4 million, which was primarily attributable to the increase in activity experienced during the period reflected. Net non-cash items of $45.6 million primarily consisted of $27.7 million in depreciation and amortization related to an increase in depreciable assets due to aircraft upgrades, $11.1 million for non-cash stock-based compensation due to additional equity awards grants during the year, which includes $10.2 million of expense in 2023 for stock awards granted to 5 Essex, LLC, a greater than 5% stockholder and an affiliate of Q Investments, for our Chief Executive Officer’s services, $14.4 million in deferred tax expense, partially offset by a $9.7 million gain on vendor, insurance and warranty claims.

Net cash from operating activities for the six months ended June 30, 2022 was $7.7 million resulting from our net income of $19.7 million and net non-cash items of $33.2 million, which was partially offset by net cash used by changes in our operating assets and liabilities of $45.2 million that were primarily attributable to (i) an increase in accounts receivable of $25.8 million due to the timing of collections, (ii) an increase in inventories of spare parts of $6.9 million, which was primarily attributable to the increase in activity experienced during the period reflected and (iii) a decrease in accounts payable and other non-current liabilities of $6.9 million due to the timing of vendor payments. Net non-cash items of $33.2 million primarily consisted of $26.0 million in depreciation and amortization related to an increase in depreciable assets due to aircraft upgrades and $7.2 million for non-cash stock-based compensation due to additional equity awards grants during the year, which includes $5.9 million of expense in 2022 for a stock award granted to 5 Essex, LLC, a greater than 5% stockholder and an affiliate of Q Investments, for our Chief Executive Officer’s services.

Net cash from operating activities for the year ended December 31, 2022 was $54.2 million resulting from our net income of $57.6 million and net non-cash items of $52.2 million, which was partially offset by net cash used by changes in our operating assets and liabilities of $55.6 million. This amount was primarily attributable to (i) an increase in accounts receivable of $43.4 million due to the timing of collections and (ii) an increase in inventories of spare parts of $7.6 million, which was primarily attributable to the increase in activity experienced during the period reflected. Net non-cash items of $52.2 million primarily consisted of $55.9 million in depreciation and amortization related to an increase in depreciable assets due to aircraft upgrades, $8.1 million for non-cash stock-based compensation due to additional RSU grants during the year, which includes $5.9 million of expense in 2022 for stock awards granted to Q Investments for our Chief Executive Officer’s services, partially offset by a $9.7 million deferred tax benefit and $3.0 million gain on insurance proceeds.

Net cash from operating activities for the year ended December 31, 2021 was $109.3 million resulting from our net income of $69.8 million and net non-cash items of $59.0 million, which was partially offset by net cash used by changes in our operating assets and liabilities of $19.5 million. This amount was primarily attributable to an increase in accounts receivable of $34.0 million, which was partially offset by (i) an increase in accounts payable and accrued liabilities of $15.7 million due to the timing of collections of accounts receivable and payments against accounts payable and accrued expenses, and (ii) an increase in inventories of spare parts of $7.1 million which was largely reflective of the increase in activity during the year and an increase in other non-current liabilities of $8.9 million, which was primarily attributable to the unrecognized tax benefits recorded during 2021. Net non-cash items of $59.0 million primarily consisted of $48.2 million in depreciation and amortization due to an increase in depreciable assets due to aircraft upgrades, $2.6 million in asset impairment charges for right-of-use assets, $2.5 million for non-cash stock-based compensation and $3.0 million for deferred income taxes.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2023 was $20.1 million. Capital expenditures of $18.5 million and purchases of short-term investments of $12.5 million were partially offset by $6.3 million of short-term investments maturing and $4.7 million in proceeds received from insurance settlements related to Hurricane Ida.

Net cash used in investing activities for the six months ended June 30, 2022 was $33.6 million. Capital expenditures of $20.3 million and purchases of short-term investments of $15.0 million were partially offset by $1.0 million in proceeds received from insurance settlements related to Hurricane Ida and $0.8 million in proceeds received from asset dispositions from an aircraft sale.

Net cash used in investing activities for the year ended December 31, 2022 was $36.3 million. Capital expenditures of $36.9 million and purchases of short-term investments of $21.3 million were partially offset by $15.0 million of short-term investments maturing, $4.8 million in proceeds received from insurance settlements, and $2.0 million in proceeds from asset dispositions from the sale of two aircraft.

Net cash used in investing activities for the year ended December 31, 2021 was $24.7 million. Capital expenditures of $28.2 million were partially offset by $3.1 million in proceeds received from insurance settlements.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2023 was $20.0 million, which primarily consisted of repurchases of common stock and Creditor Warrants through our tender offer of $18.0 million and principal payments on our term loan of $2.0 million.

Net cash used in financing activities for the six months ended June 30, 2022 was $17.5 million, which primarily consisted of repurchases of common stock and Creditor Warrants of $14.5 million and principal payments on our term loan of $2.8 million.

Net cash used in financing activities for the year ended December 31, 2022 was $20.1 million, which primarily consisted of repurchases of common stock and Creditor Warrants of $15.1 million and principal payments on our term loan with PNC Bank, National Association (“PNC”) of $4.8 million.

Net cash used in financing activities for the year ended December 31, 2021 was $86.4 million, which primarily consisted of $79.4 million in dividends paid and $7.0 million principal payments on the PNC term loan.

Debt

On October 2, 2020, we entered into a Revolving Credit and Term Loan Agreement with PNC (“Credit Agreement”). The Credit Agreement is comprised of a $35.0 million term loan and a $55.0 million revolving credit facility, both maturing on October 2, 2023. In April 2022, we executed an amendment to the Credit Agreement (“Amended Credit Agreement”) to extend the maturity date of the term loan and revolving credit facility to October 2, 2025 and to align the interest rate to the Secured Overnight Financing Rate (“SOFR”) to replace the London Interbank Offer Rate (“LIBOR”). In addition, the Amended Credit Agreement increased the availability under the revolving credit facility to $75.0 million and increased advance rates against eligible borrowing base collateral.

As of June 30, 2023, our total debt outstanding was $21.3 million, consisting solely of our PNC term loan. Of the total debt outstanding, $4.5 million was considered short term and represents fixed amortization payments. The PNC term loan requires quarterly payments that began on January 1, 2021, with the payments totaling 5% throughout the life of the term loan with a 40% balloon payment due at maturity. Borrowings under the term loan bear interest at the SOFR rate, plus SOFR credit spread, plus 3%. As of June 30, 2023, we were in compliance with all applicable covenants under the PNC term loan.

As of June 30, 2023, the PNC revolving credit facility remained undrawn with the full $74.9 million available. Availability under the revolving credit facility is reduced by outstanding letters of credit. Borrowings under the revolving credit facility bear interest at the SOFR rate, plus SOFR credit spread, plus 2.5%. Our ability to borrow under the credit facility is conditioned upon our continued compliance with customary covenants, including a fixed charge coverage ratio and sufficient accounts receivable borrowing base collateral coverage. As of June 30, 2023, we were in compliance with all applicable covenants under the PNC revolving credit facility.

See Note 10, Debt, in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our PNC credit facility.

On September 19, 2023, we entered into two new credit agreements which provide for an aggregate of $120.0 million in availability under the two revolving credit facilities and an aggregate of $40.0 million in borrowings under the two term loan facilities. We used $20.3 million of the $40.0 million in term loan proceeds to payoff the outstanding balance on our existing credit facility. See the section titled “—Recent Developments.”

Contractual Obligations and Commitments

Our principal commitments consist of contractual cash obligations under our borrowings with banks, and operating leases for certain controlled aircraft, corporate headquarters, and operational facilities, which includes aircraft hangars. Our obligations under our borrowing arrangements and under our leases are described in Note 10, Debt, and Note 14, Leases, in the notes to our consolidated financial statements included elsewhere in this prospectus.

Capital Expenditures

Our capital expenditures relate primarily to the purchase of aircraft and capital improvements that enhance the value or safety of our aircraft and related infrastructure. We regularly incur capital expenditures on an on-going basis in order to extend the useful life of our aircraft, improve and modernize our fleet, comply with various requirements and standards imposed by insurers or governmental authorities, upgrade or expand our hangars, landing pads, and other operating facilities and acquire or upgrade computer hardware and software. The amount of our capital expenditures is influenced by, among other things, demand for our services, schedules for refurbishing our various aircraft, regulatory requirements, cash flow generated by our operations, expected rates of return and cash required for other purposes. We estimate our total capital expenditures for 2023 will be approximately $54.0 million, a significant increase compared to 2022 capital expenditures of $34.4 million, $21.0 million of the increase due to the expansion of our Houma facility as well as the increased investment in aircraft purchases aircraft, upgrades and overhaul of aircraft components, but our actual expenditures could be substantially different depending on a variety of factors.

Tax Obligations

We currently have available federal net operating loss (“NOL”) carryforwards to offset our federal taxable income, and we expect that these NOL carryforwards will reduce our cash tax payments over the next several years. These federal NOL carryforwards are subject to an annual limitation which could result in the payment of cash taxes before all net operating losses have been utilized. Additionally, if we forfeit these NOL carryforwards for any reason or deplete them faster than anticipated, our cash tax obligations could increase. For additional information, see the section titled Risk Factors and Note 17, Income Taxes, in the notes to our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition and long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. With respect to these estimates and other critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. Therefore, our actual results could differ from those estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

We believe that the accounting policies described below involve a significant degree of judgment and complexity and have the greatest potential effect on our consolidated financial statements. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

For more information on all of our significant accounting policies, as well as recently adopted and issued accounting pronouncements that may have an impact on these policies, see Note 2, Summary of Significant Accounting Policies, in the notes to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Revenues related to our PHI Health services are recorded net of contractual allowances under agreements with third party payors and estimated uncompensated care. We estimate contractual allowances and uncompensated care based on historical collection experience by payor category. The main payor categories are Medicaid, Medicare, private insurance, and self-pay. Changes in payor mix, reimbursement rates, and uncompensated care rates are the factors most subject to sensitivity and variability in calculating our allowances. We compute a historical payment analysis of accounts by category. The allowance percentages are applied to the payor categories and the revenue allowance is adjusted as necessary.

The allowance estimates for our PHI Health segment’s billing, receivables, and revenue are based on the payment history and current trends in payor behavior categorized by each separate payor group, which we evaluate on a state- by-state basis. A percentage of amounts collected compared to the total invoice is determined from this process and applied to the current month’s billings and receivables aged more than one year are regularly scrutinized for collectability in order to determine whether or not an additional allowance is warranted.

Long-Lived Assets

Our principal long-lived assets are aircraft and intangible assets related to tradenames. We review our long-lived tangible assets for impairment annually, or more frequently whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We typically evaluate aircraft in our PHI Americas and PHI International segments by model type. We review aircraft in our PHI Health segment as one broad asset category since we periodically move aircraft among base locations. We measure our intangible assets by subsidiary or division for impairment testing, which represents the lowest level of identifiable cash flows. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to the future undiscounted net cash flows that we expect the asset to generate. When we determine that an asset is impaired, we recognize the impairment amount, which is the amount by which the carrying value of the asset exceeds its estimated fair value. Similarly, we record assets that we expect to sell at the lower of the carrying amount or fair value less costs to sell. The oil and gas industry is cyclical and our estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have a significant impact on the carrying value of these assets and, in periods of prolonged down cycles, may result in impairment charges.

Emerging Growth Company

We are an emerging growth company, as such term is defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk is the risk of changes in the value of financial instruments, or in future net income or cash flows, in response to changing market conditions.

Interest Rate Risk

We have market risk exposure arising from changes in interest rates on our credit facilities, which bear interest at rates that are benchmarked against SOFR. Based on our overall interest rate exposure to variable rate debt outstanding as of June 30, 2023, a 1.0% increase in interest rates would decrease annual income (loss) before income taxes by approximately $0.2 million.

Inflation Risk

Inflation has adversely affected us by increasing costs of critical components, aircraft and equipment, labor, and other services we may rely on, and continued inflationary pressures could prevent us from operating at capacity, decreasing our revenues or having an adverse effect on our profitability. Although certain of these costs are typically passed through to our customers through rate increases where possible, these escalations are often contractually capped and may not be sufficient to allow us to recover the full amount of the increased costs. In addition, inflation is often, and has recently been, accompanied by higher interest rates. Such higher interest rates may affect our ability to enter into future traditional debt financing, as high inflation may result in an increase in the cost to borrow.

Foreign Exchange Risk

Our international operations subject us to risks related to fluctuations in foreign currency exchange rates and the strengthening of the U.S. dollar against the primary foreign currencies in these markets could adversely affect our revenue growth in future periods. For example, if the U.S. dollar strengthens against other currencies such as the New Zealand dollar or Australian dollar, our revenues reported in U.S. dollars would decline. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in currencies other than our subsidiaries’ functional currency are included in our consolidated statements of income and can also adversely affect our results of operations, even if there was no corresponding reduction in the health of our business. Some of our contracts to provide services internationally provide for payment in foreign currencies. Our foreign exchange rate risk may increase if our revenues are denominated in a currency different from the associated costs. We attempt to minimize our exposure to this risk by contracting the majority of our services in U.S. dollars. However, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against some or all of these risks or increase our cost of conversion of local currency to U.S. dollar.

BUSINESS

General

We are a leading provider of flight services for the global oil and gas exploration and production industry and the air medical industry, based on our fleet of mission-specific and in-demand aircraft, safety track record, long tenure with key customers and nearly 75 years of operating history. We provide safe and reliable transportation of personnel to, from and among offshore platforms for our oil and gas customers, as well as air medical transportation for patients to hospitals and other treatment centers. We believe we are a recognized industry leader in safety across our peer group, with zero accidents in our oil and gas operations from 2018-2022, and the lowest accident and fatality rates among major air medical operators since 2010. We hold a significant market position with our upstream oil and gas customers in the Gulf of Mexico, and we also conduct business in other major international markets, including Australia, Canada, Trinidad, New Zealand, the Philippines, West Africa and the Mediterranean.

In addition to the flight services that we provide our customers, our state-of-the-art, 170,000 square foot Lafayette, Louisiana facility includes a full suite of helicopter MRO capabilities. Our MRO resources allow us to service, update and modernize our fleet and those of third parties, such as our customers, other fleet operators, OEMs and certain of our peers. In addition, we license the use of Helipass, our proprietary and industry-leading suite of smart logistics software services for passenger check-in, compliance verification and overall client operations and logistics management. Helipass is available to both our customers and other fleet operators in several locations globally.

We are on the cutting edge of new helicopter deployment and thought leadership, which we believe further differentiates us from our peers. We have a history of being selected by our customers and suppliers to “route-prove” new aircraft models under real world conditions, providing developmental feedback to improve reliability and performance. We have been involved in the development and initial deployment of several airframe types, including the first operational deployment in 2004 of the Sikorsky S-92, a key ‘workhorse’ model for offshore oil and gas operations. More recently, in 2021, Airbus and Shell selected us to route-prove the Airbus H160, a next generation medium helicopter, for offshore use in the United States, and we are seeking to similarly partner with Bell to route-prove its 525 model aircraft in certain markets. Our route-proving activities create a synergistic relationships among us, the OEMs and our customers, with PHI at the center, and allows us to learn and refine our operations in collaboration with key industry participants.

As of June 30, 2023, we operated a fleet of 216 aircraft, 107 of which serve offshore oil and gas customers through our PHI Americas and PHI International segments, and 109 of which serve air medical customers through our PHI Health segment. We own approximately 89% of our fleet, which is comprised of 34 heavy helicopters (17 owned), 43 medium helicopters (39 owned), 130 light helicopters (128 owned) and five fixed-wing aircraft (all owned). Additionally, through our PHI Health segment, we operate four customer-owned helicopters. The aircraft we use to serve our oil and gas customers are equipped with highly advanced avionics and have been outfitted to meet the demanding specifications of our customers. In addition, our in-house MRO capabilities allow us to service and refurbish older aircraft and aircraft components to extend the useful life of our fleet, a key differentiator amongst our competitors.

The principal customers of our PHI Americas and PHI International segments are major and super-major integrated energy companies, independent exploration and production companies and energy services companies. Our PHI Health segment serves patients directly, as well as hospitals and emergency service providers. We believe our long-standing relationships with blue-chip and other key customers are a result of our leadership in safety, operational excellence and our industry-leading suite of offerings that enable us to provide high-quality personalized customer service.

The breakdown of revenue from our PHI Americas, PHI International and PHI Health segments as a percentage of total revenue for the last two fiscal years is set forth in the table below. For financial information regarding our operating segments, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 23, Business Segment Information, in the notes to our consolidated financial statements included elsewhere in this prospectus.

Segment	2022	2021	2020
PHI Americas	40.2%	38.7%	38.5%
PHI International	19.9%	17.6%	17.0%
PHI Health	39.9%	43.7%	44.5%

Our Segments

We conduct our business through three segments: PHI Americas, PHI International and PHI Health. We provide transportation services to our offshore oil and gas exploration and production customers through our PHI Americas and PHI International segments and to the air medical transportation market through our PHI Health segment. We have a strong and diversified customer base with long-standing relationships across our segments. Our oil and gas customers include some of the largest global blue-chip companies in the industry, with business relationships spanning more than 30 years with several of these customers. While our primary PHI Health customers are the patients we transport, we also contract with some of the largest healthcare providers and institutions in the United States.

A summary of certain segment financial measures is provided in the table below.

	2022		2021		2020
	Revenue	Adj. EBITDA(1)	Revenue	Adj. EBITDA(1)	Revenue	Adj. EBITDA(1)
PHI Americas	$305,969	$60,426	$266,984	$52,354	$237,950	$35,039
PHI International	151,264	17,742	121,561	23,830	105,318	21,675
PHI Health	303,053	44,900	302,020	66,440	275,114	44,883

(1)

For purposes of evaluating segment profit, our chief operating decision maker reviews segment Adjusted EBITDA as a basis for assessing performance and allocating resources. See Note 23, Business Segment Information, in the notes to our consolidated financial statements included elsewhere in this prospectus.

PHI Americas

Our PHI Americas segment, headquartered in Lafayette, Louisiana, provides helicopter services primarily for major and super-major integrated and independent oil and gas exploration and production companies, transporting personnel and, to a lesser extent, parts and equipment, to, from and among, offshore platforms in the Gulf of Mexico and off the coast of Trinidad. This segment also includes helicopter MRO services provided out of our purpose-built state-of-the-art 170,000 square foot facility, technical services for government customers and our proprietary Helipass software offering, which provides passenger check-in and compliance verification software services to customers. As of June 30, 2023, we operated 80 aircraft out of eight bases in this segment.

PHI International

Our PHI International segment, headquartered in Perth, Australia, provides helicopter services primarily for major integrated and independent international oil and gas exploration and production companies, as well as mining companies transporting personnel or equipment within a number of foreign countries such as Australia, New Zealand and the Philippines, and in West Africa and the Mediterranean. We also derive revenue in these international markets from search and rescue operations. As of June 30, 2023, we operated 27 aircraft out of eight bases in this segment.

PHI Health

Our PHI Health segment is headquartered in Phoenix, Arizona and provides air medical transportation services for patients to hospitals and other treatment centers within the United States. The segment also includes our patient navigation business that we commenced in 2015, pursuant to which we provide hospitals with patient transfer logistics services, as well as PHI Cares, our annual subscription offering that provides members with medically necessary transport for an annual membership fee. As of June 30, 2023, we operated 109 aircraft, inclusive of four customer-owned aircraft, out of 82 locations in 17 states in this segment.

Our Operations

We provide oil and gas transportation services to our customers through our PHI Americas and PHI International segments and air medical transportation services to customers through our PHI Health segment.

Oil and Gas

Oil and gas exploration and production companies and other offshore oil service companies use our services primarily for routine transportation of personnel and equipment, transportation of personnel during medical and safety emergencies and evacuation of personnel during the threat of hurricanes and other adverse weather conditions. We safely and reliably provide the following transportation services to our customers:

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Passenger Transport – We transported approximately 400,000 passengers in offshore oil and gas operations during the year ended December 31, 2022. We have logged millions of passenger transport-related flight hours over our 75-year operating history and have an average tenure for pilots and maintenance personnel of nine and 14 years, respectively. Our highly trained flight operations personnel and crews are strategically positioned near active offshore energy basins and stand ready to mobilize quickly to safely transport passengers.

•

Search and Rescue – Our team is experienced in supporting and providing search and rescue and Medevac helicopter services to support both onshore and offshore operations. Our diverse and well-equipped fleet and global presence allow us to respond quickly to emergencies in remote and inhospitable environments.

Our primary strategic focus in our oil and gas operations is servicing operators in the deepwater regions of the Gulf of Mexico and our international offshore markets. Based on 2022 revenue, approximately 68% of our operations are focused on customers engaged in production activity, which are consistent operations linked to resource life, resulting in relatively predictable revenue streams. We also service exploration operations and believe establishing relationships with customers during this early-stage process is key to ultimately procuring longer-term contracts associated with production activity at the same locations.

Most of our contracts with oil and gas companies are for longer terms, often between three and ten years. However, the anticipated resource life of producing assets tends to be longer than our typical contract length, and we believe that our incumbency with customers provides a significant competitive advantage in extending these long-term relationships, spanning multiple contract renewals. We also enter into shorter, fixed-term contracts in connection with exploration activity that span one to three years in length. We use an ad hoc revenue model in even shorter-duration activities, typically one year or less, and include a higher variable flying hour charge relative to our fixed-term contracts. Customers will sometimes fly in amounts in excess of expectations, resulting in labor overtime and accelerating the need for repairs and maintenance. The contract model for our search and rescue offering consists of a combination of a monthly standing charge and an hourly flying charge at higher rates than our oil and gas contracts due to the aircraft modification and on-flight rescue and medical crew required.

Air Medical

We provide air medical transportation services for patients needing transport to hospitals and other treatment centers in the United States. Air medical transportation is a core component of healthcare infrastructure, with a total addressable market in 2022 of approximately $4.5 billion in the United States, according to IBISWorld. Almost half of the U.S. industry is composed of regional air medical companies or independent operators. We believe that the fragmented nature of the U.S. air medical space provides us with significant organic and bolt-on growth opportunities.

Our PHI Health segment operates primarily under the IPM, and, to a lesser extent, under the TPM. Under the IPM, we have no contracts or fixed revenue stream and compete for transport referrals daily with other independent operators in those areas. This model provides care and transport directly to patients with urgent care needs, and requires us to hold the relevant medical licenses, provide our own medical staff, and collect payments from patients and insurance providers directly. Our reimbursement sources typically include Medicare, Medicaid, private insurance, customer self-payment and other government payors such as the U.S. Department of Veterans Affairs. Under the TPM, we contract directly with specific hospitals and healthcare providers to provide their medical transportation services, with the contracts typically awarded through competitive bidding. We also have a limited number of contracts with hospitals using the cooperative provider model, under which we provide services on an “a-la-carte” basis in lieu of full service, catering to specific client needs.

Our aircraft are dispatched in response to transport requests from hospitals or local emergency personnel, such as first responders at the scene of an accident. Approximately 70% of our total transports are inter-facility and 30% are scene transports.

Revenue from the IPM model consists of flight charges billed directly to patients, their insurers or governmental agencies. In the period that services are provided, we record revenue net of a significant portion of allowance for contractual discounts and uncompensated care. We analyze our actual collections by payor category and estimate the contractual allowances and uncompensated care. We adjust these allowances periodically based upon each category’s collection plus any adjustments for current trends in payor behavior. The TPM service revenue consists of fixed monthly fees and hourly flight fees under exclusive operating agreements with hospitals or other institutions. Both monthly and hourly flight fees are generally subject to annual contractual increase.

Industry Overview

Offshore Oil & Gas Transportation Industry Overview

Offshore oil and gas transportation is a diverse industry that provides a range of services, including transportation of personnel and light equipment, emergency medical services and search and rescue. The offshore oil and gas transportation industry is critical to the energy sector, as helicopters are the preferred method of transportation to and from offshore oil facilities due to their ability to efficiently and safely travel long distances and their unique ability to land directly on offshore platforms. Timely, efficient and safe transportation of personnel and equipment to offshore installations is vital to the successful discovery and production of oil and gas from offshore basins. Furthermore, there can be high barriers to entry in the oil and gas industry. The cost of most newbuild medium and heavy aircraft can range from $19 million—$29 million. In addition, air operator’s certificates are required to operate out of each region and can require significant investment in personnel, systems, processes, infrastructure and aircraft to demonstrate airworthiness of the aircraft, proper training and systems, compliance with insurance requirements, sufficient ground infrastructure and that the personnel possess the requisite experience.

Current offshore oil and gas transportation industry growth is supported by an upswing cycle in oilfield services and offshore drilling activity. Offshore drilling has experienced a recent surge in growth due to increased demand for energy and generally higher oil and gas prices. According to the U.S. Department of the Interior Bureau of Ocean Energy Management, 86% of the remaining oil and gas resources in the Gulf of Mexico are in deepwater areas, and technological advancements that are enabling deeper and more efficient drilling methods, as well as the expansion of new offshore areas for exploration and production have also contributed to the increased activity in the offshore energy sector. According to Wood Mackenzie, from 2017 to 2022, the average annual capital expenditures related to offshore oil and gas drilling activities totaled approximately $189 billion, with such expenditures projected to increase to $202 billion in 2023, up 30% from the 2020 lows, and an annual average of $217 billion from 2023 to 2025. As offshore investment recovers from a multi-year period of underinvestment, the demand for helicopters to service offshore facilities has likewise increased.

Total Upstream Capital Spending ($BN)

According to Wood Mackenzie, offshore floating rig count has decreased from 274 in 2017 to 211 in 2023. During that same period, offshore rig utilization has increased from 66% in 2017 to 75% in 2023. As offshore demand and capital spending are projected to rise while offshore rig count remains low, the trend of increased utilization should continue and drive demand for offshore helicopter transportation.

Floater Rig Count and Utilization

Healthcare Transportation Industry Overview

The air medical transportation industry plays a vital role in healthcare infrastructure, offering critical services for patients who require rapid and specialized emergency care or have specialized transportation needs due to their location. This industry is highly fragmented in the United States with numerous regional and independent companies.

In 2022, the total addressable market for air medical transportation was estimated to be approximately $4.5 billion in the United States, according to IBISWorld. Looking ahead, the healthcare sector is expected to experience increased demand for time-sensitive and specialized emergency care, further benefiting the air medical transportation industry. The American Medical Association estimates that more than 550,000 patients in the United States use air ambulance services every year and further estimates that 85 million people are unable to access healthcare in less than an hour of travel time without an air ambulance.

Several key factors serve as growth drivers for the air medical transportation industry:

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Aging Population: An aging U.S. population is expected to result in increasing demand for specialized medical services, including emergency medical care and related transportation. Elderly individuals often face complex health conditions and may require immediate transportation to specialized medical facilities. Air medical transportation offers a rapid and efficient means of reaching these specialized facilities. According to the U.S. Census Bureau, the U.S. population age 65 and older totaled 40.5 million in 2010, increased 38% to 55.7 million in 2020, and is projected to increase by 45% to 80.8 million by 2040.

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Golden Hour: The term “golden hour” refers to the critical first hour following a traumatic injury or medical emergency, during which prompt medical intervention significantly increases the chances of positive outcomes. Further, in densely populated urban areas with limited road infrastructure, ground ambulances may encounter delays, hindering the timely arrival of medical assistance. Moreover, geographic obstacles such as mountains, bodies of water, poor roads and vast distances in rural regions can significantly lengthen trip time and impede or completely restrict ground transportation. Air ambulances overcome these barriers by quickly reaching otherwise difficult or inaccessible locations, playing a vital role in providing time-sensitive care to patients within this crucial period and under such conditions. By swiftly accessing and transporting patients to appropriate medical facilities, air ambulances can help reduce mortality rates, prevent complications and improve overall patient outcomes. We believe the mortality rates of patients transported by emergency helicopter are significantly reduced. According to a 2014 study conducted in the United States, trauma patients transferred by helicopter were 57% less likely to die than those transferred by ground ambulance, after adjusting for age, Injury Severity Score (scores severity of traumatic injury based on worst injury of six body systems) and gender.

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Closures of Rural Hospitals: The closure of rural hospitals has become an increasingly prevalent trend in many regions due to financial challenges, low patient volumes and difficulties in attracting healthcare professionals to rural areas. Consequently, residents in rural communities often face limited access to essential medical services, including emergency and other specialized care. Air medical transportation can serve as a vital link between these underserved rural areas and advanced medical facilities located in urban centers enabling patients to quickly and safely reach specialized facilities where they can receive the necessary treatment.

We believe that these trends will drive continued demand for air medical transportation and present an opportunity for continued geographic expansion and utilization growth for our fleet.

The NSA, enacted by the U.S. Congress on January 1, 2022, is a significant piece of legislation impacting the air medical transportation industry that was designed to protect patients from unexpected medical bills resulting from out-of-network care. The NSA protects patients by, among other things, prohibiting surprise bills and out-of-network cost-sharing because patients cannot be charged more than in-network cost-sharing for most emergency services, including those that are out-of-network. We believe the NSA will allow providers to focus more directly on the patients’ needs instead of the patients’ financial liability. The NSA also requires disputes between providers, such as air ambulance operators, and payors, such as insurance companies, regarding out-of-network payment to be settled through IDR. Although the NSA focuses primarily on preventing surprise medical bills, it was also meant to encourage more providers and insurers to adopt in-network coverage to avoid the IDR process. We also believe that first responders and medical personnel may be more inclined to utilize air ambulances for patients due to the lower risk from limits on patient financial obligations.

Helicopter MRO Industry Overview

Demand for MRO services in the helicopter wing aircraft sector has been steadily increasing due to the expanding global fleet of helicopters and the growing importance in various industries such as oil and gas, emergency medical services and law enforcement. These are several key factors driving the growth in the demand for MRO services:

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Outsourcing and Partnerships: Many helicopter operators and OEMs are outsourcing their MRO activities to specialized service providers. This allows them to focus on their core operations while benefiting from the expertise and cost efficiencies offered by MRO specialists. Strategic partnerships and collaborations between OEMs, MRO providers and technology companies are also becoming more common to deliver comprehensive MRO solutions.

•

Emphasis on Component Repair and Overhaul: With the rising cost of new helicopter parts, there is growing trend towards component repair and overhaul. MRO providers are investing in specialized repair capabilities to extend the lifespan of critical components, reducing the need for expensive replacements.

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Regulatory Compliance: Compliance with stringent aviation safety regulations and maintenance standards remains a top priority in the MRO industry. As regulatory requirements evolve, MRO providers need to invest in continuous training, maintain updated documentation, and implement robust quality control systems to ensure adherence to safety and airworthiness standards.

•

Sustainability Initiatives: Environmental considerations are gaining importance in the MRO sector. Efforts are being made to reduce the environmental footprint of MRO operations through initiatives such as the adoption of eco-friendly processes, waste reduction, recycling of components and the development of sustainable aviation fuels. These initiatives align with the broader industry focus on sustainable aviation and reducing carbon emissions.

These trends reflect the ongoing evolution of the helicopter MRO industry, driven by focus on safety, efficiency, cost-effectiveness and sustainability. We believe that these trends will continue to drive demand and create opportunities in the helicopter MRO market

Competitive Strengths

Exceptional Safety Records and Protocols

We have played a significant role in advancing and strengthening safety standards in the helicopter transportation industry. Air transport for offshore oil and gas operations presents unique challenges that require heightened safety protocols. We have developed a leading safety reputation in the oil and gas industry, and we believe we are a recognized industry leader in safety across our peer group, with zero accidents in our oil and gas operations from 2018-2022, and the lowest accident and fatality rates among major air medical operations since 2010. We believe that customers recognize this commitment to safety, and select us to partner with them in route-proving next generation aircraft under realistic operational conditions. Our dedication to safety has also earned us endorsements from regulatory authorities, such as the FAA, solidifying our position as a trusted and responsible industry leader. To ensure continued excellence, we have made significant investments in safety over our nearly 75-year operating history, including:

•

Night Vision – We were the first in the industry to equip all our aircraft operating under our PHI Health segment with night vision goggles, significantly enhancing visibility and situational awareness during low-light conditions. This pioneering move underscores our commitment to going above and beyond regulatory requirements to provide a high level of safety for our crew and passengers.

•

Real-time Monitoring – In our U.S. oil and gas operations, we were the first to introduce real-time monitoring systems and programs that continuously collect and analyze crucial data during flights. This data-driven approach enables us to better identify potential risks and take proactive measures to mitigate them, improving flight safety and security.

•

Enhanced Operational Control Matrix – Another groundbreaking initiative, our operational control matrix is a comprehensive framework that enables us to maintain meticulous oversight of flight operations and adherence to stringent safety protocols at all times. The two key aspects of our operational control include requiring additional fuel when certain weather condition indicators are marginal and preemptively ceasing flight operations when certain environmental conditions indicators reveal hazardous or potentially life-threatening situations. Through constant monitoring and evaluating various operational, weather and environmental factors, we can identify leading indicators to enhance safety for our employees and passengers.

•

Virtual Co-Pilot Voice Support – Recognizing the critical role communication plays in ensuring safe flight operations, we believe we were the first in the industry to implement virtual co-pilot voice support technology to provide an extra layer of support for our pilots. This approach has been adopted to enhance PHI’s operational control procedures, and further demonstrates our commitment to setting the highest safety standards in the industry.

Through these and other initiatives, we have been able to move closer to our goal of “Destination Zero” – zero flight accidents, zero personal injuries and zero preventable occurrences of accidents or injuries. The table below, based on data collected by HeliOffshore, reflects the number of accidents reported by the Western OEMs involving their aircraft in offshore operations from 2018 to 2022.

Exceptional safety continues to define our culture and remains our top investment priority. Our current initiatives include Line Operations Safety Audit programs, Fatigue Risk Management System, Flight Path

Management and others. We aim to uphold the highest standards of safety and operational integrity through unwavering focus and deliberate action. For example, prior to contracting for the new Airbus H160, which will soon be one of the latest models in our fleet, we thoroughly vetted the aircraft to ensure that it not only meets our rigorous safety standards but also pushes upwards the overall safety standard for next generation aircraft. Prioritizing safety and operational integrity, the H160 is manufactured to meet the requirements of the International Association of Oil & Gas Producers (IOGP 690 best practices), the industry-leading safety standards. As part of our route-proving for the H160 aircraft, we also play an equally important role of implementing the highest safety operating procedures, which is foundational to the success of our business.

Established Track Record with Top Tier Customers and Helicopter OEMs

We have developed strong and enduring relationships with key blue-chip companies in the oil and gas and healthcare industries. We believe these relationships demonstrate our industry and operational credibility and provide financial stability and an opportunity for growth with our customers.

In the oil and gas industry, we have established relationships with leading companies including BP, Shell, ENI, INPEX, Woodside Energy and ExxonMobil Corporation. These relationships, many of which span multiple decades, highlight the trust and confidence that these customers have in us. For example, in October 2022, we signed a new 10-year, multi-aircraft agreement and contract amendment with BP, a historic milestone in our over 40-year relationship. By providing exceptional service and meeting our customers’ demanding needs, we believe we have become a preferred service provider in the oil and gas industry.

Similarly, in our PHI Health segment, we have enduring relationships with leading healthcare providers. Notable customers include the Cleveland Clinic, the Nicklaus Children’s Hospital, Children’s Hospital of San Antonio, Medical City Dallas, Children’s Mercy Hospital at Kansas City, Rico Aviation, the University of Kentucky and University Hospitals Cleveland Medical Center, St. Vincent in Indiana. We believe that our long-term relationships with key healthcare partners, averaging 12 years with our major hospital customers, are a testament to our ability to deliver reliable and high-quality services.

Our history of route-proving partnerships with, and introducing new aircraft for, OEMs in the offshore oil and gas industry has enabled us to successfully negotiate flexible frame agreements with our OEM partners. These agreements typically provide us with a right-of-first-refusal on manufacturing slots for certain new-build aircraft to ensure we have the available fleet capacity necessary to serve our customers.

Leveraging Global Footprint to Serve Large and Growing Markets Benefitting from Strong Industry Tailwinds

We service the oil and gas industry on a global scale, leveraging strategically positioned facilities that give us a significant presence in key regions. We hold a significant market position with our upstream oil and gas customers in the Gulf of Mexico, and we also conduct business in other major international markets, including Australia, Canada, Trinidad, New Zealand, the Philippines, West Africa and the Mediterranean. The offshore oil and gas sector continues to be a vital source of energy production, with ongoing exploration and production activities in offshore basins worldwide. Helicopters are extensively used for personnel transfer, logistics support, emergency response and maintenance operations in offshore oil and gas projects. Many offshore oil and gas fields are located in remote deepwater locations characterized by harsh weather conditions, some of which can only be reached efficiently and in a cost-effective manner by helicopters. Our widespread geographic presence enables us to capitalize on these opportunities and meet the demands of different markets and customers effectively.

Our PHI Health segment operates within the United States and our geographic strategy is designed to serve areas of highest demand. To ensure comprehensive coverage, we have 82 locations across the West, Southwest, Southeast, Midwest and Northeast regions spanning 17 states as of June 30, 2023. We believe that the secular tailwinds impacting this segment provide a path for us to continue to grow steadily. We expect that the overall healthcare sector will continue to benefit from the increased demand for rapid and specialized emergency care, while changes in the legislative landscape create opportunities for our air medical business. An aging population, closure of rural hospitals, advancement in medical technologies and the essential need for emergency services during the “golden hour” provide us with an opportunity to capitalize on a fragmented market.

Our MRO services, which support internal and external customers in the maintenance and repair of their fleets, are core to our business and provide an additional potential source of revenue. At our state-of-the-art, FAA Part-145 certified facility in Lafayette, Louisiana, we offer services ranging from routine maintenance and inspections to complex modifications. Our team of highly trained technicians and experts have proven experience and are trained and certified to service a wide range of aircraft models and engine types. This combination allows us to deliver reliable and differentiated service meeting the needs of both our customers and regulators.

We believe we are well positioned to leverage our geographic breadth to benefit from favorable and accelerating secular growth trends in our markets.

Improving Contract Terms to Reduce Downside Risk

Recently, we have successfully begun revising certain contract terms and conditions in some of our customer agreements to enhance our competitive positioning by reducing operational risks. One of the more meaningful changes relates to termination for convenience clauses that, historically in our industry, have entitled customers to terminate contracts with 30- to 90-days’ advanced notice and often without significant consequences. To mitigate the downside risk, when negotiating new contracts or extensions of existing agreements, we now aim to significantly curtail remove or these clauses or impose termination penalties, which we believe will help bolster our competitive position. We anticipate pursuing similar updates as we engage in future new contract or contract-renewal negotiations. We believe that our recent success in reducing contractual risks is a direct result of our long-standing relationships with customers who continue to support the initiatives and measures that have the potential to strengthen our future success.

In light of the recent upswing in demand for helicopter transportation in our industries, we are also introducing improved protection in our contracts for inflation and certain other cost increases, including an uncapped inflation escalation clause (compared to historical industry norm inflation caps of 2% to 3%). These new measures account for the specific cost drivers in our industry while avoiding fixed or arbitrary indices that were often used in the past. We are also building safeguards into our contracts which specify minimum and maximum activity levels against the contracted fleet for both fixed and variable charges with repricing triggering events that better protect us against unforeseen lost revenue or operational cost increases created by varying activity levels. In certain instances we are also attempting to shift contract profit economics towards fixed monthly standing charges, better protecting revenue regardless of customer usage levels.

We are also generally seeking to extend the length of contracts with certain key customers, including most recently with BP in October 2022. These longer-term contracts, with terms up to ten years in certain circumstances, are a departure from industry norms, and when combined with more meaningful downside protections, further solidify our market position.

Although we have not yet implemented these changes in a material number of our contracts, we have already enjoyed success in implementing many of these terms in recent contract renewals, and believe we will continue to improve future contracts as well, limiting potential downside across our revenue streams. We believe these measures will also enable us to better plan strategic investments in our fleet and infrastructure and enable us to better serve our customers, benefiting our business in the short and long term.

See “—Customers” below for additional information regarding our contracts with our top three customers.

Strong Financial Performance in Growth and Profitability

After successfully emerging from Chapter 11 bankruptcy protection in September 2019, we strategically transformed our financial policies to prioritize a conservative balance sheet, disciplined growth and robust cash flow generation. This shift in approach not only restored our stability, but we believe it has provided us with incremental financial flexibility relative to our competitors and solidified our market position in the industries in which we operate.

Our steadfast commitment to excellence, combined with industry-leading safety and strong customer relationships, has driven impressive financial results. Over the period from 2020 to 2022, despite the challenges brought on by the COVID-19 pandemic, we achieved a notable revenue CAGR of 10.9%, a testament to the resilience and strength of our business. We attribute this growth not only to our commitment to quality but also to our diligent efforts in improving profitability through the implementation of stringent cost control measures and streamlining of operations. As a result, our focused strategy has yielded net income and Adjusted EBITDA growth, with CAGRs of 91.4% and 10.1%, respectively, from 2020 to 2022. Adjusted EBITDA is a non-GAAP measure. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a discussion of Adjusted EBITDA, including how it is calculated and the reasons why we believe it is useful to investors, as well as a reconciliation thereof to the most directly comparable GAAP measure.

These achievements not only reflect our superior performance but also position us to capitalize on numerous growth opportunities and strengthen our presence in the industries we serve.

Strong Focus on Sustainability and Environmental, Social, and Governance Initiatives

Through our ESG efforts, we seek to operate our business responsibly to meet the needs of all stakeholders today, with a focus on what our people, customers, communities, and the environment will need from us tomorrow. We aim to embed sustainable business practices into our business and operations so that we can reduce our impact on the environment, invest in our people, contribute to regions where we do business and return value to our stockholders. Our approach to ESG encompasses four priority areas:

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Culture, Career & Opportunities for our People: We strive to ensure our teams reflect the communities in which we operate by recruiting and developing a talented and diverse workforce and promoting a culture that nurtures each employee’s full potential.

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Positive Presence in Our Communities: We work with local governments and stakeholders seeking to be a positive presence in the communities where we operate by contributing to equitable economic growth and development, and by promoting local employee engagement.

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Environmental Stewardship: We are committed to managing our environmental footprint and partnering with our customers, stakeholders and the aviation industry to develop innovative solutions and services to become better stewards of the environment, and to support the global transition to renewable energy sources.

•

Responsible and Ethical Business Practices and Policies: How we conduct ourselves and how we engage with others is just as important to us as the services we deliver. We seek to govern our business in a responsible and ethical way to support the vital role we play in a global marketplace.

Recent investments in new initiatives that demonstrate our commitment to these priorities include:

•	our transition to a new human resources information technology system, Workday, which we expect will provide greater resources to employees and people leaders;

•	our completion of a pilot project to analyze fuel efficiency at our New Plymouth, New Zealand site;

•	our white paper on SAF and SAF advisory group, convened to explore options to meet our customers’ needs;

•	our partnership with an OEM of autonomous medium lift logistics vehicles, a lower emissions vertical lift aircraft; and

•

our launch of The Women’s Network to provide support, mentoring and professional development to our staff and to encourage women in our local communities to pursue a career in aviation where only 6% of helicopter pilots are female.

Experienced Management Team with a Proven Track Record of Growth

Our senior management team is composed of seasoned executives with significant experience and a strong track record of operational excellence. Led by our Chief Executive Officer, Scott McCarty, our senior leaders have overseen a successful transition from our 2019 emergence from bankruptcy, driving significant revenue and margin growth. Mr. McCarty brings an abundance of leadership experience through his prior public company board appointments and his military experience as a graduate from the U.S. Military Academy at West Point and service as a captain in the U.S. Army. Jason Whitley, our Chief Financial Officer, has amassed a wide array of finance experience through his roles at a number of Fortune 500 and multi-national companies, including Siemens, Motorola and Procter & Gamble. Collectively, our management team brings a vast array of experience, depth of knowledge and domain expertise that will drive future growth plans.

Company Strategy

We are focused on the following strategic company initiatives:

Maintain Our Exceptional Safety Track Record.

We aim to uphold the highest standards of safety and operational integrity through unwavering focus and deliberate action. We have an organizational culture designed to ensure excellence in safety and reliability across our operations. Central to this culture is our commitment to “Destination Zero” - zero flight accidents, zero personal injuries and zero preventable occurrences. We believe that customers place significant value on these attributes and that they are instrumental in winning new contracts. Our current initiatives include Line Operations Safety Audit programs, Fatigue Risk Management Systems, Flight Path Management and others.

Exceptional safety defines our culture and remains our top investment priority for the future. We invest heavily in maintaining cutting-edge technology and practices to remain an industry leader in operational safety and reliability. For example, we continue to invest in updating our equipment, critical systems and procedures in an effort to maintain our industry leadership in safety and reliability.

Our partnerships with our customers and suppliers in route-proving aircraft, while demonstrating our reputation as a leader in safety and reliability, also provide us with a “first mover” advantage in further developing our operational experience and safety procedures with the newest and most capable aircraft in the industry. We are also a founding member of HeliOffshore, a global, safety-focused association for the offshore helicopter industry, and have held a board seat since the founding of the organization in 2014. Finally, we apply the lessons learned from the heightened safety demands for complex offshore operations to our air medical transport operations, which we believe allows PHI Health to raise the standard among its peers in safety and reliability.

Maintain balance sheet strength and ample liquidity throughout market cycles.

We believe we have capitalized on the financial profile established through our 2019 Chapter 11 bankruptcy process by maintaining financial stability and liquidity through varying market conditions. Our strategic approach encompasses prudent financial management, operational excellence and proactive risk mitigation to achieve these goals. In particular, our strategy is focused on debt management and capital structure optimization. We have effectively reduced our debt burden, strengthening our balance sheet, and we plan to leverage this stability with prudent financial stewardship. We are committed to closely monitoring our debt and liquidity levels and maintaining a healthy debt-to-equity ratio to establish a sustainable financial position capable of withstanding market fluctuations. We believe that, given our focused strategy, our balance sheet is strong relative to our industry peers.

Recognizing the significance of maintaining adequate liquidity, we have also implemented robust cash flow forecasting and working capital management practices. By diligently monitoring our cash inflows and outflows, optimizing our working capital cycles and establishing effective cash reserves, we maintain what we believe to be adequate liquidity buffers to navigate potential market challenges and uncertainties.

Invest in aircraft while expanding our geographic footprint in our PHI International and PHI Health segments.

We believe growing and maintaining an advanced and diverse fleet in the geographies representing our existing and potential customers’ highest demand markets is essential to our continued growth and success. By focusing on these high demand areas, we believe we can most efficiently deploy capital where the returns are highest to drive stockholder value and enable substantial growth. To that end, we anticipate acquiring additional aircraft that most directly serve the needs of our oil and gas customers, including the H175, as well as another new generation aircraft, for which we are in late-stage negotiations. In addition, we were chosen by Airbus and Shell to become their partner to launch the “route-proving” program for their next generation medium helicopter, the H160.

In our PHI International segment, we are striving to enter into or enhance our presence in markets that represent our oil and gas customers’ most intense capital expenditures, such as Latin America, the Mediterranean and West Africa, and continue to add new customers in our existing markets, such as Western Australia.

In our PHI Health segment, we are planning to expand in the United States regions we believe are most affected by rural hospital closures and demographic trends that increase demand for rapid and potentially long-distance medical transport. We intend to capitalize on base closures by our competitors, gain market share by partnering with more hospitals and other healthcare organizations, and leverage our relative financial strength to grow our market presence in multiple geographies.

Improve profitability by continuing to implement improved contract terms and focusing on continued success under regulatory updates.

We believe we have multiple avenues towards improving our future profitability, including continuing to pursue improved contract terms, and continuing to focus on our practices that have led to our historical success under recent regulatory updates pursuant to the NSA.

In our PHI Americas and PHI International segments, we expect to continue incorporating improved contract terms which we believe will better protect long-term revenue streams and unanticipated cost increases, including those related to inflation and other factors that are outside of our control. We anticipate the increasing prevalence of these terms will protect existing and future revenue generation as we expand into additional markets. Demonstrating our commitment to fostering long-term partnerships with key customers, we will continue to look for opportunities to extend the duration of contracts with certain key customers. Additionally, to ensure our revenue streams in our PHI Americas and PHI International segments, we seek to incorporate minimum levels of variable charges. We believe this provides downside protection where our customers’ flight hours drop below a minimum threshold, giving us an ability to reprice our services to maintain a sustainable level of revenue.

Since the enactment of the NSA, we have experienced successes in IDR claims. We believe these results have been driven in part by, and our positions taken in the IDR proceedings are based on, our history of charging fair prices, our superior quality of care provided to patients and what we believe is the outstanding quality and outcomes of our services. We also committed meaningful resources to prepare for the implementation of the NSA, including the IDR process, which we believe has also benefited our win rate, which currently exceeds the industry average of 71% where the initiating party was also the prevailing party according to the Centers for Medicare and Medicaid Services Federal Independent Dispute Resolution Process-Status Update. While the NSA limits out-of-pocket amounts payable by patients, we have been able to maintain our profitability through our early success with IDR claims. We also believe the new structure may encourage providers to utilize air ambulance services for their patient transport needs given the NSA’s mitigation of patient financial obligations. We are focused on ensuring our ability to navigate these changes in a manner that will benefit our business.

Continue leveraging value-added services, including Helipass, MRO and PHI Cares.

Our core flight operations are supplemented by our smart logistics solution, Helipass, which we believe enables a smarter, safer and better customer experience and is ultimately accretive to our overall margins. This service is not only utilized by our customers but has proven to be a key competitive differentiator as evidenced by the demand for the licensed use of Helipass by our industry peers as well as oil and gas companies that do not contract with us for flight services. We anticipate leveraging our upfront investment in the development of Helipass to drive recurring SaaS fees from our flight operation customers and third parties alike.

Similarly, we generate supplemental revenues through our MRO capabilities, which not only service our owned and leased aircraft, but are also utilized by third party owners, including governmental agencies, OEMs and leasing companies. While our MRO operations are critical to demonstrating our industry-leading know-how and capabilities, as well as differentiating us from our competitors in our relative breadth of service offerings, they also provide us with an additional growth opportunity, particularly in light of increasing scarcity of qualified technicians and supply chain constraints.

We have also opportunistically developed value-added services to complement our PHI Health segment, namely our PHI Cares offering, which is a long-term, higher margin initiative. Our PHI Cares offering is structured as an annual subscription, which provides members with a fixed out-of-pocket cost for medically necessary transport, while generating strong recurring revenue and profitability regardless of whether we fly. We plan to leverage Helipass, MRO and PHI Cares to drive volume and provide additional fixed recurring revenues across all our segments.

Seasonal Aspects

Seasonality affects our operations in three principal ways: weather conditions are generally poorer in the winter months; hurricanes, typhoons, cyclones and other tropical storms, which may increase in frequency and severity as a result of climate change, can threaten operations, particularly in the late summer and early fall months in the Gulf of Mexico; and reduced daylight hours restrict our operations in winter. All of those factors typically result in reduced flight hours. The seasonality of our winter and summer offshore operations is mitigated to some degree by our conduct of operations in both the Northern and Southern hemispheres. The adverse impact of poor visibility or darkness is also partially mitigated by our ability to conduct some of our flights under IFR. As of June 30, 2023, approximately 60% of our helicopters assigned to our PHI Americas segment, 100% of our helicopters assigned to our PHI International segment and 45% of our helicopters assigned to our PHI Health segment were equipped to fly under IFR, which enables these aircraft, when manned by IFR-rated pilots and co-pilots, to operate under a wider variety of weather conditions.

When a tropical storm begins threatening our offshore operations, flight activity may temporarily increase because of evacuations of offshore workers, but during the storms, we are unable to operate in the area of the storm and can incur significant expense in moving our aircraft, personnel and support equipment to safer locations. Our operating results vary from quarter to quarter, depending on seasonal factors and other factors outside of our control. As a result of this volatility, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

Inventories

We carry a significant inventory of aircraft parts in our key markets to support the maintenance and repair of our helicopters and other aircraft. Although recent disruptions to our supply chain for certain replacement parts have adversely impacted our business, to date the impact has not been material. See the section titled “Risk Factors.” Many of these inventory items are parts that have been removed from aircraft, refurbished according to manufacturers and regulatory specifications, and returned to inventory. The cost to refurbish these parts is expensed as incurred. The carrying values of inventory reported in our consolidated financial statements are affected by various estimates and may change from time to time if our estimated values change. See Note 2, Summary of Significant Accounting Policies—Inventories of Spare Parts, in the notes to our consolidated financial statements included elsewhere in this prospectus.

Customers

Our principal customers are major and super-major integrated energy companies and independent exploration and production companies. We also serve energy service companies, hospitals, emergency service providers, medical programs, government agencies, and other aircraft owners and operators. Our three largest customers represented approximately 34% of our revenues for the year ended December 31, 2022. Our largest customer is served by both our PHI Americas and PHI International segments and accounted for 18.6% and 15.7% of our revenues for the year ended December 31, 2022 and 2021, respectively. However, while our largest customer represented 18.6% of fiscal 2022 revenue, this amount represents the aggregate revenues generated under six separate contracts with five different affiliates of the same parent entity. Of these six contracts, only one represented more than 10% of fiscal 2022 revenue (10.9%) and none of the other five represented more than 2% of fiscal 2022 revenue. Additionally, none of these contracts are cross-conditioned or otherwise related. Of the contracts with our next two largest customers, similarly, none represented more than 7.5% of our fiscal 2022 revenue. As a result, rather than locking in any specific revenue stream or providing long-term financial security on which our business could depend, these contracts address ordinary course operational matters, as is typical in our industry, such as aircraft specifications; licensing, health & safety and other regulatory matters; security; and other technical requirements.

The customer base of our PHI Health segment has traditionally been less concentrated than the customer base of our oil and gas operations. We have entered into contracts with most of our established customers for terms of at least one year, although most contracts include provisions permitting earlier termination by the customers. See Note 2, Summary of Significant Accounting Policies—Concentration of Credit Risk, in the notes to our consolidated financial statements included elsewhere in this prospectus.

Competition

Our business is highly competitive in each of our markets, and many of our contracts are typically awarded after competitive bidding. Factors that impact competition include safety, reliability, price, availability of appropriate aircraft, experience, and quality of service.

We believe we are a leading operator of helicopters in the Gulf of Mexico. There is one major competitor, Bristow Group Inc., and several smaller competitors operating in the Gulf of Mexico market, including leasing companies. We believe competition in our international offshore markets is as great or greater than the competition we face in the Gulf of Mexico as it includes a number of similarly sized competitors as compared to us. Although most oil and gas companies traditionally contract for most transportation services associated with offshore operations, including helicopter services, certain of our customers and potential customers in the oil industry operate their own helicopter fleets or have the capability to do so if they so elect.

In the air medical market, we compete against national and regional firms, and there is usually more than one competitor in each local market. In addition, we compete against hospitals that operate their own helicopters and, in some cases, against ground ambulances as well.

Our Fleet

We primarily own the helicopters used in our operations, but also lease aircraft or operate customer-owned aircraft when we believe it is strategically beneficial. We also operate fixed-wing aircraft in our air medical operations. Consistent with industry standards, we classify our helicopters as light (typically up to six passengers), medium (typically up to 12 passengers) or heavy (typically up to 19 passengers), each of which serves a different set of transportation and technological needs. As of June 30, 2023, we owned or leased 212 aircraft, as listed in more detail in the table below.

Manufacturer	Type	Number in Fleet(1)	Engine	Maximum Passenger Capacity	Cruise Speed (mph)	Approximate Range (nautical miles)(2)
Light Aircraft
Bell	407	67	Turbine	4 – 6	130 – 150	300 – 420
Airbus	EC-135(3)	36	Twin Turbine	7	143	380
Airbus	BK-117 / H145(3)	5	Twin Turbine	4 – 6	150	400
Airbus	AS350-B3	22	Turbine	5	140	335 – 385
Medium Aircraft
Bell	412(3)	1	Twin Turbine	8 – 13	115 – 160	300 – 370
Sikorsky	S-76(3) A++, C++	22	Twin Turbine	12	150	400
Leonardo	AW-139(3)	17	Twin Turbine	15	160	580
Leonardo	AW-109(3)	3	Twin Turbine	6	160	400
Heavy Aircraft
Sikorsky	S-92A(3)	34	Twin Turbine	19	160	495

	Total Helicopters	207

Fixed Wing
Lear Jet	31A(3)	1	Turbojet	8	527	1,435
Beech	King Air(3)	4	Turboprop	8	300	1,380

	Total Fixed Wing	5

	Total Aircraft	212

(1)

In this table, we disclose the aggregate number of aircraft owned or leased by us or allocated to our operating segments. As of any particular date, a portion of our aircraft will be unavailable for service for a variety of reasons, including due to certain aircraft being maintained, refurbished, parked or laid-up pending deployment or sale. This table does not include four customer-owned aircraft that we operate.

(2)	Based on maintaining a 30-minute fuel reserve.
(3)	Aircraft equipped to fly under IFR. See subsection titled “Business—Seasonal Aspects” and the section titled “Risk Factors.”

Of the 212 owned or leased aircraft in our fleet, as of June 30, 2023, we owned 189 and leased 23. The leased aircraft consist of 14 heavy and one medium aircraft currently used in our PHI Americas segment, three heavy, three medium and one light aircraft used in our PHI International segment and one light aircraft used in our PHI Health segment. We also operate four customer-owned aircraft in our PHI Health segment.

Our medium and heavy helicopters can fly day and night in a wider variety of weather conditions, travel over longer distances and carry larger payloads than light helicopters. These aircraft are required by many of our offshore oil and gas customers for crew changes on the large offshore production facilities and drilling rigs in the deepwater region of the Gulf of Mexico and international waters. Additionally, these aircraft have flight ranges of up to 580 nautical miles with a 30-minute fuel reserve, allowing us to service deepwater oil and gas operations up to 250 nautical miles offshore. We are also beginning to invest in super-medium aircraft such as the Airbus H175, which have a flight range of approximately 585 nautical miles. We operate 109 aircraft under our PHI Health segment, all of which are certified to fly under VFR, and approximately 45% of which are certified to fly under IFR, which enables pilots to fly in a wider variety of weather conditions versus VFR-only aircraft, and allows us to accept additional flight requests that would be missed or canceled without this capability.

Due to the lack of capital spending in the oil and gas industry over the last few years, driven by the downturn related to the global COVID-19 pandemic, OEMs shifted their focus to other industries and reduced inventories of aircraft parts and components to extremely low levels, with very limited production of helicopters.

For example, no new Sikorsky S-92 heavy model aircraft have been produced in the last five years for the oil and gas industry. Further tipping the supply and demand imbalance, according to Air and Sea Analytics, since 2022, the oil and gas industry has recovered sharply with increased upstream investment, resulting in high demand for, and increased utilization of, industry-favored medium and heavy helicopters such as the Sikorsky S-92, Leonardo AW139, Leonardo AW189 and Airbus H175, as reflected in the table below.

Offshore Rotorcraft—Utilization

This rapid upturn in demand and spending, combined with the shift in focus by the OEMs, caused material supply chain challenges that have delayed parts and repairs for the industry-favored aircraft such as the S-92, thereby limiting the number of such aircraft that are serviceable today. Nevertheless, we have been able to secure orders for several of the limited number of available Airbus H175 production slots supported by strong customer interest in multiple regions at the time of order, with an option to order up to 18 additional H175 aircraft over the next five years. We believe that the Airbus H175 aircraft offers us an option to replace a significant part of our S-92 fleet, positioning us well for the expected growth and expansion in the oil and gas industry. We have also had a long-term relationship with Leonardo through the AW139 medium helicopter, and we are currently evaluating our options with Leonardo regarding the AW189 model.

Due to this limited supply of aircraft and recent increase in offshore oil and gas exploration and production activity, the overall demand for heavy and medium aircraft has dramatically increased, which has significantly reduced available supply and buoyed aircraft lease rates. Consequently, contractual rates to our customer have increased to reflect these supply and demand dynamics. Approximately 80% of our heavy and medium aircraft serving our PHI Americas and PHI International segments are under contract with a balanced mix of longer-term core customers and short-duration customer contracts. We believe we are well positioned to benefit from these industry dynamics, as well as to optimize our contract mix and strategically enter into longer-term contracts with our customers as lease rates increase.

Properties

We operate out of 98 locations worldwide, 16 in our oil and gas operations and 82 in our PHI Health operations. Our principal facilities are located on property leased from the Lafayette Airport Commission at Lafayette Regional Airport in Lafayette, Louisiana. The lease covers approximately 28 acres and two main buildings, with an aggregate of approximately 268,000 square feet, housing our main operational, executive, and administrative offices and the main repair and maintenance facility. The lease for this facility commenced in 2001, expires in 2023 and grants us three five-year renewal options following the expiration date.

PHI Americas

We own our Boothville, Louisiana operating facility. The property has a 23,000 square foot building, a 7,000 square foot hangar, and landing pads for 35 helicopters.

We also lease property for three additional bases to service the oil and gas industry throughout the Gulf of Mexico and the Caribbean. Those domestic bases that represent a significant investment in leasehold improvements and are particularly important to our operations are:

Domestic
Facility	Lease Expiration	Area	Facilities	Comments
Houma-Terrebonne Airport (Louisiana)	Through February 28, 2027	84 acres (Two Locations)	Two operational and maintenance facilities, landing pads for 48 helicopters total	Facilities under twelve separate leases, of which one contains an option to extend through 2029
Galveston (Texas)	May 31, 2026	11 acres	Operational and maintenance facilities, landing pads for 13 helicopters

We also operate from offshore platforms, use of which are provided without charge by the owners of the platforms, although in certain instances we are required to indemnify the owners against loss in connection with our use of their facilities.

PHI International

The operations headquarters is located in Perth, Australia. Our international offshore operations also operate facilities located at New Plymouth, New Zealand; El Nido, Philippines; Karratha; Broome, Exmouth and Truscott in Australia; as well as Cyprus and Ghana.

PHI Health

We also lease office space for our air medical operations in Phoenix, Arizona. The lease covers approximately 47,500 square feet and expires in 2028. As of June 30, 2023, we operated 82 air medical locations located in Alabama, Arizona, California, Florida, Indiana, Kentucky, Maryland, Michigan, Missouri, Mississippi, New Jersey, New Mexico, Ohio, Oklahoma, Texas, Virginia and Wisconsin, all of which are leased. We had 12 medical sites furnished by customers as of June 30, 2023.

Environmental, Social and Governance Initiatives

Through our ESG efforts, we seek to operate our business responsibly to meet the needs of stakeholders today, with a focus on what our people, customers, communities, and the environment will need from us tomorrow. We aim to embed sustainable business practices into our business and operations so that we can reduce our impact on the environment, invest in our people, contribute to regions where we do business and return value to our stockholders. Our approach to ESG encompasses four priority areas:

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Culture, Career & Opportunities for Our People: We strive to ensure our teams reflect the communities in which we operate by recruiting and developing a talented and diverse workforce and promoting a culture that nurtures each employee’s full potential.

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Positive Presence in our Communities We work with local governments and stakeholders seeking to be a positive presence in the communities where we operate by contributing to equitable economic growth and development, and by promoting local employee engagement.

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Environmental Stewardship: We are committed to managing our environmental footprint and partnering with our customers, stakeholders and the aviation industry to develop innovative solutions and services to become better stewards of the environment, and to support the global transition to renewable energy sources.

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Responsible and Ethical Business Practices and Policies: How we conduct ourselves and how we engage with others is just as important to us as the services we deliver. We seek to govern our business in a responsible and ethical way to support the vital role we play in a global marketplace.

Recent investments in new initiatives that demonstrate our commitment to these priorities include:

•	our transition to a new human resources information technology system, Workday, which we expect will provide greater resources to employees and people leaders;

•	our completion of a pilot project to analyze fuel efficiency at our New Plymouth, New Zealand site;

•	our white paper on SAF and an SAF advisory group, convened to explore options to meet our customers’ needs;

•	our partnership with an OEM of autonomous medium-lift logistics vehicles, a lower emissions vertical lift aircraft; and

•

our launch of The Women’s Network to provide support, mentoring and professional development to our staff and to encourage women in our local communities to pursue a career in aviation where only 6% of helicopter pilots are female.

Human Capital Resources

As of June 30, 2023, we employed 2,532 employees, including 696 pilots, 593 aircraft maintenance personnel and 426 medical support staff.

Creating a diverse, talented and inclusive workplace is central to our culture, employee engagement, safety program and operational excellence. Our workforce is critical in allowing us to perform and deliver on our commitments each and every day. Our approach to human capital management is an important factor in our ability to attract and retain highly qualified employees, particularly those with requisite skills in the areas of flight operations, aircraft maintenance and medical disciplines. Most importantly, our culture empowers every individual at all levels to stand-up, speak out and take action with regards to safety.

We depend on our workforce to successfully execute our strategy, and we recognize the importance of creating a workplace in which our people feel valued. We take a broad view of human capital management that begins with offering a compelling culture and includes programs and processes necessary for ensuring we have an engaged workforce with the skills to meet our business needs. We promote inclusion and diversity throughout the Company to bring a range of thoughts, experiences and points of view to our problem-solving and decision-making processes.

Our compensation program is linked to long and short-term strategic financial and operational objectives, including safety metrics. Compensation includes competitive base salaries in the markets in which we operate and competitive benefits, including retirement plans, opportunities for annual bonuses and, for eligible employees, long-term incentives.

The actions of our workforce define us as an organization. Anchored by our strong leadership team and driven by our core values, we continue to invest in strengthening the support structure that provides our employees the best opportunities to be successful in their daily tasks. We develop and retain our employees with the skills and capabilities to support the company’s growth and innovation. We offer our employees discipline-specific tools and resources and support development opportunities through our apprenticeships and robust training at all levels of the organization.

Safety Program

Protecting the health and safety of all employees is part of our core values. We believe our strong safety culture has contributed to our position as an industry-leader in flight safety and operations for our passengers and employees. We consistently seek to deliver high standards of flight services with safety always being our paramount concern.

Our culture is built on a strong foundation of aiming to deliver high standards of operational and safety practices and processes. Our use of a formal safety management system is heavily focused on improving the interaction of people, processes and technology to create a process-based accountability system that cultivates and supports an organizational culture committed to safety and its continuous improvements.

Union Representation

Certain of our employees are represented by unions and/or covered by collective bargaining agreements. Our domestic pilot workforce is represented by the OPEIU although we and the union do not currently have an agreed-upon collective bargaining agreement. Currently, we are operating under a previous agreement with OPEIU that has expired. Approximately 200 of our Australian pilots and ground staff are represented by three unions with multiple collective bargaining agreements which expired or expire on August 31, 2022, January 19, 2024, December 31, 2025, December 31, 2025, January 19, 2026, December 15, 2026 and February 8, 2027. With respect to the one agreement that expired in August 2022, it remains in operation, until replaced or canceled. It is not being re-negotiated due to the discontinuation of the customer contract to which it related. We are also a party to one additional agreement covering a limited number of our New Zealand pilots, which expires on June 1, 2024.

Governmental Regulation

Our operations and the operations of most of our customers are heavily regulated under various international, federal, state and local laws and regulations. See the section titled “Risk Factors—Risks Related to Regulatory Matters.”

Environmental, Health and Safety Matters

We are subject to stringent foreign, federal, state and local environmental, health and safety laws and regulations that limit the discharge of pollutants into the environment and establish standards for the transportation, treatment, storage, recycling, and disposal of toxic and hazardous wastes such as the federal Comprehensive Environmental Response, Compensation, and Liability Act, also referred to as the Superfund Law, and the Federal Resource Conservation and Recovery Act, as well as analogous state laws. Our business, including the operation and maintenance of helicopters, requires that we use, store, transport and dispose of materials that are subject to federal and state environmental, health and safety laws and regulations, which carries inherent risks of incurring significant environmental costs and liabilities, including joint and several strict liability, due to, among other things, our transportation or handling of petroleum products and other materials that may be classified as “hazardous substances,” “hazardous wastes,” or other types of regulated materials; our air emissions and wastewater discharges, and our historical operations and waste disposal practices. Our air medical operations are governed by various federal and state laws and regulations concerning the transportation and disposal of medical wastes. We periodically conduct environmental site surveys at certain of our facilities and determine whether there is a need for environmental remediation based on these surveys. See “Risks Related to Regulatory Matters” in the section titled “Risk Factors” and Note 19, Commitments and Contingencies, in the notes to our consolidated financial statements included elsewhere in this prospectus.

Aviation Regulation

Our domestic aviation operations are regulated primarily under the Aviation Act. Under this act, we cannot operate certain aircraft domestically for hire unless we receive an operating certificate from the FAA and DOT. The FAA and DOT comprehensively regulate our domestic flight operations and exercise broad jurisdiction over our personnel, aircraft, maintenance operations, ground facilities and certain other aspects of our operations, including the authority to impose flight moratoriums. The FAA/DOT has also imposed separate safety rules applicable to helicopter air ambulance services. Domestic aircraft accidents are subject to the jurisdiction of the National Transportation Safety Board. Standards relating to the workplace health and safety of our domestic employees are created and monitored through OSHA. The radio communications networks that we maintain to communicate with our pilots are subject to regulation by the Federal Communications Commission.

Foreign flight operations are governed by the local aviation authority. The laws of most countries require the operator of aircraft to obtain an operating license and limit foreign ownership of aviation companies. To comply with these requirements, we have from time to time formed joint ventures, cooperated with one or more local partners or entered into other alternative arrangements. In addition, foreign flight operations are often subject to U.S. Export Administration Regulations, which apply to the physical export and import of aircraft to and from the United States. Failure to make appropriate customs filings can result in forfeiture and/or civil penalties levied by the CBP, FAA or other U.S. government agencies.

Our overseas operations are subject to a variety of U.S. laws and regulations, including (i) the International Traffic in Arms Regulations, which govern the export and import of defense-related products and services, and (ii) FCPA, which generally prohibits us and our intermediaries from making certain payments to foreign officials for the purpose of obtaining or retaining business. Various other countries have adopted similar anti-corruption laws which could, depending on their terms, apply to our overseas operations.

We and our customers are also subject to various foreign, federal, state and local environmental laws and regulations. Government moratoriums, restrictions or regulatory changes that adversely impact the operations of our key customers could materially reduce the demand for our services as discussed in greater detail above.

Healthcare Fraud and Abuse Laws

Our air medical operations are also subject to healthcare-related laws and regulations that govern the manner in which we provide and bill for our air medical services, our contractual relationships with our vendors and customers, our marketing activities and other aspects of our air medical operations. Of particular importance are:

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The federal Anti-Kickback Statute, which prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. In this context, “remuneration” has been broadly interpreted to mean anything of value, including, for example, gifts, discounts, credit arrangement and in-kind goods or services, as well as cash. Certain federal courts have held that the Anti-Kickback Statute can be violated if “one purpose” of a payment is to induce referrals. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry.

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The federal physician self-referral law, also known as the Stark Law, which, subject to limited exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain designated health services if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibits the entity from billing Medicare or Medicaid for such designated health services.

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The False Claims Act, which imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to have a false claim paid. The False Claims Act also imposes liability on any person or entity who, among other things, knowingly and improperly presents, or causes to be presented, a false or fraudulent claim in order to avoid paying money owed to the government, which may also be called a “reverse false claim,” including the failure of a provider to return an overpayment to the government. There are many potential bases for liability under the False Claims Act. The government has used the False Claims Act to prosecute Medicare and other government healthcare program fraud such as coding errors, billing for services not provided, and providing care that is not medically necessary or that is substandard in quality. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS or Stark Law constitutes a false or fraudulent claim for purposes of the False Claims Act. The False Claims Act allows a private individual to bring “qui tam” actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals pursuant to the False Claims Act has increased dramatically.

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The Civil Monetary Penalties Law, which prohibits, among other things, an individual or entity from offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider. We may also be subject to civil monetary penalties and other sanctions under the statute if we hire or contract with any individuals or entities That are or become excluded from government healthcare programs, for the provision of items or services for which payment may be made under such programs.

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The criminal healthcare fraud provisions of HIPAA and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

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Similar state law provisions pertaining to anti-kickback, self-referral and false claims issues, some of which may apply to items or services reimbursed by any payor, including patients and commercial insurers.

•	Laws that regulate debt collection practices.

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Federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered.

Violation of any of these laws or any other governmental regulations that apply may result in enforcement actions and significant penalties, including, without limitation, administrative, civil and criminal penalties, fines, damages, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations to resolve allegations of noncompliance, exclusion or suspension from participation in federal and state healthcare programs, including the Medicare and Medicaid programs, and imprisonment.

Healthcare Reform

Historically, when we provided services as an “out-of-network” provider to a patient insured by a commercial insurance plan, we would generally bill the patient for the difference between what the insurer paid and the provider’s billed charges, a practice known as “balance billing.” For emergency services, this practice can result in a “surprise bill,” a medical bill that arises when an insured patient receives care from an out-of-network emergency care provider resulting in costs not expected by the patient.

In December 2020, in connection with the Consolidated Appropriations Act, Congress enacted the NSA, which is intended to prevent or limit “surprise billing” in certain circumstances through a suite of legislative and regulatory reforms that went into effect in January 2022. Under the NSA, patients are protected from unexpected or “surprise” medical bills that could arise from out-of-network emergency care provided at an out-of-network facility or at in-network facilities by out-of-network providers and out-of-network nonemergency care provided at in-network facilities without the patient’s informed consent. Effective January 1, 2022, patients are only required to pay the in-network cost-sharing amount, which will be determined through an established regulatory formula and counts towards the patient’s health plan deductible and out-of-pocket cost-sharing limits. Providers are generally not permitted to balance bill patients beyond this cost-sharing amount unless the provider gives the patient notice of the provider’s out-of-network status and delivers to the patient or their health plan an estimate of charges within certain specified timeframes, and obtains the patient’s written consent prior to the delivery of care. The NSA also requires rate disputes between payors and out-of-network providers to be resolved through an IDR process whereby a certified IDR entity reviews disputes that cannot be resolved through direct negotiation between the provider and the payor. The payors must make direct payments to such providers in amounts that comply with the NSA. The law applies to emergency and non-emergency services provided by out-of-network air ambulance providers, but not ground ambulance providers, and requires a federal advisory committee to study the issue of ground ambulance balance billing and subsequently recommend options to protect patients from “surprise bills.”

The NSA also requires providers to send an insured patient’s health plan a good faith estimate of expected charges, including billing and diagnostic codes, prior to when the patient is scheduled to receive the item or service. HHS is deferring enforcement of this requirement until it issues additional regulations. The NSA also requires providers to provide a good faith estimate of expected charges to uninsured or self-pay individuals in connection with scheduled items or services, in advance of the date of the scheduled item or service or upon request of the individual. HHS is delaying enforcement with regard to good faith estimates that do not include expected charges for co-providers or co-facilities until the agency issues additional regulations. If the actual charges to an uninsured or self-pay patient are substantially higher than the estimate or the provider furnishes an item or service that was not included in the good faith estimate, the patient may invoke a patient-provider dispute resolution process established by regulation to challenge the higher amount. For services for which balance billing is prohibited, even when no balance billing occurs, the NSA includes provisions that may limit the amounts received by out-of-network providers from health plans.

On July 13, 2021 and October 7, 2021, HHS and other governmental entities including the Departments of Labor and the Treasury, issued interim final rules with request for comments, to implement provisions of the NSA. The interim final rules provided that in resolving disputes between providers and payors related to amounts owed for out-of-network services, the IDR entity must begin with the presumption that the payor’s median contracted rate for the same or similar service in an area (the QPA) is the appropriate out-of-network rate for the service at issue. The interim final rules directed IDR entities to select the offer closest to the QPA unless there is credible evidence that clearly demonstrated the QPA is materially different from the appropriate out-of-network rate. To the extent credible information is submitted, the IDR entity must consider quality and outcomes measurements of the provider of air ambulance services, patient acuity, the complexity of providing the services, the level of training, experience, and quality of medical personnel furnishing the air ambulance services, the ambulance vehicle type and clinical capability level of the vehicle, the population density of the point of pick-up, and any good faith efforts of both parties to enter into network agreements.

There have been several lawsuits challenging the interim final rules and subsequent final rule. By way of example, on October 28, 2021, the Texas Medical Association and a provider filed the first of several lawsuits challenging certain elements of the interim final rules in U.S. District Court for the Eastern District of Texas. On February 23, 2022, a district judge in the Eastern District of Texas invalidated portions of the rule governing aspects of IDR process for non-air ambulance services, including the presumption in favor of the QPA. On April 27, 2022, Lifenet, Inc. challenged similar elements of the interim final rules applying to air ambulance providers in U.S. District Court for the Eastern District of Texas, and on July 26, 2022, the District Court issued a memorandum opinion and order vacating this language. In light of the District Court’s opinions and orders, the government issued a final rule on August 19, 2022 replacing the presumption in favor of the QPA with a requirement that the IDR entity consider the QPA for the applicable year, along with additional credible information when choosing between two competing offers. On September 22, 2022, the Texas Medical Association filed a lawsuit challenging the revised IDR process provided in the final rule and alleging that the final rule unlawfully elevates the QPA above other factors the IDR entity must consider. Following a February 6, 2023 court decision that vacated the revised IDR process for determining payment for out-of-network services under the NSA, on February 10, 2023, CMS instructed certified IDR entities to hold all payment determinations until further guidance was issued by the departments of HHS, Labor and Treasury and to recall any payment determinations issued after February 6, 2023. On April 6, 2023, the departments of HHS, Labor and Treasury appealed the February 6, 2023 lower district court decision. Lifenet, the Texas Medical Association, the Association of Air Medical Services and other plaintiffs have several other challenges to the implementation of the NSA outstanding. In addition, a number of providers, including air ambulance providers, have brought claims against IDR entities and commercial insurance plans challenging, among other claims, their compliance with the NSA and various court orders. As of March 17, 2023, the departments of HHS, Labor and Treasury completed the required updates and certified IDR entities have resumed processing all payment determinations. On August 3, 2023, the U.S. District Court for the Eastern District of Texas vacated certain regulations and guidance issued by HHS, Labor and Treasury related to “batch” requirements and the administrative fee. In response, HHS again temporarily suspended the IDR process, although certified IDR entities may proceed with determinations for single and bundled disputes submitted on or before August 3, 2023. The outcome of these and other legal and legislative efforts to challenge or modify the interim final rules and the conduct of one or more commercial insurance plans and IDR entities are uncertain and the likelihood of success is difficult to predict. Moreover, departments of HHS, Labor and Treasury also intend to issue additional rules and guidance. The VA has also recently published a final rule that goes into effect on February 16, 2024 to revise the payment methodology for beneficiary travel by ambulance, including air ambulance, and other special modes of transportation. Additionally, many states have passed similar legislation, which may complicate litigation and compliance efforts, particularly in light of preemption challenges under the Airline Deregulation Act. Providers that violate these surprise billing prohibitions may also be subject to state enforcement actions, fines, penalties or other adverse resolution.

In addition to addressing balance billing, the NSA contains transparency obligations that require providers of air ambulance services to submit certain data to HHS, including data on transportation and medical costs, air ambulance bases and aircraft, the nature and number of air ambulance transports, payor data, and information about claims denials. Additionally, the NSA requires insurance plans to report information about claims data for air ambulance services and requires HHS, along with DOT, to produce a comprehensive, publicly available report on air ambulance services. On September 10, 2021, HHS and other government agencies issued a proposed rule regarding the data collection requirements from providers of air ambulance services and from insurance plans. That proposed rule requires that insurance plans and providers of air ambulance services submit data for each air ambulance claim and transport for the two years covered by the reporting requirements in the NSA. The data will include specific elements outlined in the law, as well as additional data elements necessary for HHS, along with DOT, to develop a comprehensive public report on air ambulance services. The proposed rule also establishes a process to investigate complaints and to impose civil money penalties if a provider of air ambulance services fails to submit any required data.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Legal Proceedings

From time to time, the Company is involved in various legal actions incidental to its business, including actions relating to employee claims, medical malpractice claims, tax issues, grievance hearings before labor regulatory agencies, and miscellaneous third-party tort actions. The outcome of these proceedings is not predictable. However, based on current circumstances, we do not believe that the ultimate resolution of its presently pending proceedings, after considering available defenses and any insurance coverage or indemnification rights, will have a material impact on its financial position, results of operations or cash flows. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Chapter 11 Bankruptcy

In March 2019, as a result of the pending maturity of the senior unsecured notes due March 2019 issued by our predecessor, and to strengthen its balance sheet, our predecessor and its four principal U.S. subsidiaries filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Northern District of Texas seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) and requested joint administration of their Chapter 11 Cases. From March to September 2019, during the pendency of the Chapter 11 Cases, our predecessor operated our businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In August 2019, our predecessor filed a modified third amended plan of reorganization, which was approved by the Bankruptcy Court on August 29, 2019, and, on September 4, 2019, became effective.

MANAGEMENT AND THE BOARD OF DIRECTORS

The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Scott McCarty	50	Chief Executive Officer, and Chairman of the Board
Jason Whitley	54	Chief Financial Officer
James Hinch	50	Chief Operating Officer, PHI Americas
Paul Julander	48	Chief Operating Officer, PHI Health
Mark Leighton	52	Chief Revenue and Administrative Officer, PHI Health
Juan Lessmann	49	Director
Patrick Carey Lowe	64	Director
Mandi Noss	42	Director
Robert Tamburrino	67	Director

Our Executive Officers

Scott McCarty—Mr. McCarty has served as the Chairman of our board of directors since September 2019 and as our Chief Executive Officer since November 2019. Mr. McCarty has been the partner managing the private equity and distressed investment groups of Q Investments, an affiliate of which is a greater than 5% stockholder, since at least 2019. Previously, Mr. McCarty was a portfolio manager for the firm. Before joining Q Investments in 2002, Mr. McCarty was a captain in the United States Army. Mr. McCarty previously served as a Director of Vantage Drilling International, Travelport Limited, Gulfmark Offshore, Jones Energy and Exide Technologies. Mr. McCarty graduated with a B.S. from the United States Military Academy at West Point, where he was a Distinguished Cadet and recipient of the General Lee Donne Olvey Award and earned an Masters of Business Administration from Harvard Business School.

Mr. McCarty’s experience and depth of knowledge of the energy industry allow him to bring significant and invaluable contributions to our board of directors’ collective knowledge regarding not only our business, but that of our customers as well. Mr. McCarty’s investment experience also provides important insight regarding finance, strategic transactions and the public markets. Mr. McCarty’s service as Chief Executive Officer has also created a direct, more open channel of communication between the board and senior management.

Jason Whitley—Mr. Whitley has served as our Chief Financial Officer since June 2020. Mr. Whitley has a broad and diverse background as a financial executive with over 30 years of global industry experience. Prior to joining the Company, from January 2019 to June 2020, Mr. Whitley served as Vice President of Finance for Arcosa, a provider of infrastructure-related products and solutions, leading the finance organization for the Energy Equipment segment. Prior to Arcosa, Mr. Whitley spent 12 years in multiple senior finance positions at Siemens and Dresser-Rand, most recently serving as Chief Financial Officer Compression Services at Siemens from April 2016 to December 2018. Mr. Whitley began his career in finance at Procter and Gamble and later at Motorola. Mr. Whitley holds both a Bachelor of Business Administration in Finance and International Business as well as a Master of Business Administration from the University of Texas at Austin.

James Hinch—Mr. Hinch has served as Chief Operating Officer and Director, PHI Americas since December 2019, Chief Administrative Officer, PHI Corporate since March 2020, Manager and Vice President, PHI Helipass since March 2020, Vice President and Chief Operating Officer, PHI Aviation since March 2020, Vice President, PHI Tech Services since March 2020 and Chief Administrative Officer and Chief Compliance Officer of the Company, including the predecessor, since February 2017 and at the time of its bankruptcy in 2019. As Chief Operating Officer, PHI Americas he is responsible for leading the PHI Americas segment, holds the position of Accountable Manager and has accountability for the P&L of the business. As the Chief Administrative Officer of PHI Group, Inc., Mr. Hinch is responsible for overseeing technical services, information technology and PHI Helipass. Prior to joining the Company, Mr. Hinch had a more than 20-year career in global oil and gas organizations, including serving as Integration Leader—Subsea from August 2016 to

February 2017 and Global HR Director, Subsea Services Business Unit from February 2014 to August 2016 for TechnipFMC (FMC Technologies), a global oil and gas company. Mr. Hinch has a diverse background leading human resources, compliance, business start-ups, transformations, re-organizations, operations, strategy, and business integrations. Within the oil and gas space, he has worked in many segments including offshore construction, subsea diving, subsea services, subsea manufacturing, subsea technology, marine, crewing & logistics and aviation. He has extensive experience working in multiple regions of the world to include the United States, Europe, Asia, Latin America and South America. Mr. Hinch is a graduate of McNeese State University where he earned a bachelor’s degree in Marketing.

Paul Julander—Mr. Julander has served as Chief Operating Officer, PHI Health since April 2019. Prior to assuming this role, Mr. Julander served as the Company’s Vice President Ambulance Operations from March 2017 to April 2019. Mr. Julander served as Division President of PHI Air Medical from 2012 to 2017. Mr. Julander has nearly 20 years of experience in the air ambulatory services industry with leadership roles in domestic and other international operations. Mr. Julander began his more than 30 year career as a firefighter/paramedic and served as an elected board member of the Arizona Ambulance Association from 2007 to 2010 and an elected board member of the Association of Air Medical Services, Arizona from 2006 to 2008.

Mark Leighton—Mr. Leighton has served as Chief Revenue and Administrative Officer and as a member of the board of directors of PHI Health since May 2023, President of PHI Cares since October 2022 and as a member of the board of directors of Yellow & Black Foundation since May 2023. Prior to joining the Company, Mr. Leighton served as Chief Operating Officer of Medical Guardian LLC, a personal emergency response systems provider, from May 2017 to January 2022, and served as President from January 2022 to September 2022. Prior to Medical Guardian, Mr. Leighton served as Chief Executive Officer of Connect America LLC, a private medical alarm company, from June 2009 to September 2015. Mr. Leighton has over 30 years of leadership experience, 15 of which have focused on the healthcare industry.

Our Directors

Juan Lessmann—Mr. Lessmann has served as a member of our board of directors since October 2023. Mr. Lessmann has worked in the energy industry for more than 25 years in numerous operations, project, planning, commercial, and executive leadership positions around the globe. Currently Mr. Lessmann is a Project Director for Equinor (formerly Statoil), a global energy company, a position he has held since June 2023. Before joining Equinor, Mr. Lessmann worked 24 years for ExxonMobil, a multinational oil and gas company, in multiple international assignments in the oil and gas sector. Most recently, Mr. Lessmann served as President and General manager for ExxonMobil Brazil, position he held from December 2020 until May 2022. Prior to this role, Mr. Lessmann was the Project Executive responsible for offshore developments in Brazil, a position he assumed in March 2018. From 2013 to 2018, he served as Executive Planning Manager for XTO energy, an ExxonMobil subsidiary. Mr. Lessmann received his bachelor’s degree in Chemical Engineering from Metropolitan University in Venezuela.

Mr. Lessmann has deep and broad global experience in the energy sector around leadership, operational excellence, risk management, cost optimization, business strategy development, investment stewardship, and low carbon solution areas, and will bring a global and insightful perspective to the board of directors regarding the near- and long-term strategies in the oil and gas industry. Mr. Lessmann also has significant industry-relevant international business experience, which will provide meaningful contribution regarding the Company’s international operations.

Patrick Carey Lowe—Mr. Lowe has served as a member of our board of directors since December 2019. Mr. Lowe is a 40-year veteran of the oil and gas industry. He previously served at Valaris plc (formerly Ensco), an offshore drilling contractor, as Executive Vice President and Chief Operating Officer from April 2019 to December 2019. He served as Ensco’s Executive Vice President and Chief Operating Officer from December 2015 to April 2019. Mr. Lowe provided consulting services to Valaris from January 2020 until April 2020. Prior to becoming Executive Vice President and Chief Operating Officer of Ensco he served in other positions with Ensco, including Executive Vice President for Investor Relations, Strategy and Human Resources, Senior Vice

President of the company’s Eastern Hemisphere, Senior Vice President of Engineering, Capital Projects and Health Safety and the Environment. Valaris filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in August 2020. Prior to joining Ensco, Mr. Lowe spent nearly 30 years in operational, engineering, human resources and general management positions in the oil and gas industry. This included General Manager and Hemisphere Manager positions at Occidental Petroleum in Qatar and Latin America. Mr. Lowe began his career with Sedco, a U.S. drilling contractor, which later became Sedco Forex under Schlumberger’s ownership. He also held positions within Schlumberger Oilfield Services. Mr. Lowe currently serves as a director of Diamond Offshore Drilling, Inc., a public offshore drilling company. Throughout his career Mr. Lowe worked in Europe, Africa, Asia Pacific, the Middle East and North and South America. Mr. Lowe received a B.S. in Civil Engineering from Tulane University.

Mr. Lowe’s extensive, 40-year experience in the oil and gas industry, in both domestic and foreign markets, provides vital industry experience to the board’s collective knowledge. Mr. Lowe’s management experience also provide strong leadership skills and valuable insight regarding how to effectively oversee management the Company’s operations.

Mandi Noss—Ms. Noss has served as a member of our board of directors since October 2023. Ms. Noss is the Chief Financial Officer of Q Investments, an affiliate of which is a greater than 5% stockholder of the Company, a position she has held since August 2022, and Director of Operations of Texas Exchange Bank, an affiliate of Q Investments, a position she has held since September 2022. Ms. Noss is also a partner of Q Investments. Ms. Noss has held various other roles within the Q Investments and its affiliates, including as the Compliance Officer of Texas Exchange Bank from December 2020 to September 2022, the Chief Financial Officer of an SEC-regulated affiliate of Q Investments from June 2014 to May 2019, and Head of the Financial Control Group at Q Investments from January 2010 to June 2014, where her key responsibilities included overseeing the firm’s monthly financial closing process and annual financial statement audit processes. She has also held various roles within the firm’s strategic and tax planning groups. Ms. Noss graduated magna cum laude from Texas A&M University with a BBA in Finance and subsequently, with a MS in Finance in 2003.

Ms. Noss’s significant experience in executive management oversight, private equity and transactional matters will provide significant value to the board of directors, particularly with respect to capital markets and other financing matters. Ms. Noss also has substantial expertise regarding financial and accounting matters, developed over her more than 20-year career in relevant roles, including as a Chief Financial Officer. Her experience as a Chief Compliance Officer will also provide invaluable insight regarding reporting matters.

Robert Tamburrino—Mr. Tamburrino has served as a member of our board of directors since September 2019. Mr. Tamburrino recently served on the boards of directors of Tidewater, Inc. and as a director and chair of the finance committee for the board of directors of Basset Health Care Network. He has served on the boards of directors of the Singer Company and Alloy Die Casting. Mr. Tamburrino was as an Operating Partner for affiliates of Q Investments, an affiliate of which is a greater than 5% stockholder of the Company, from 2006 through 2016 and served as the Chief Restructuring Officer and member of the Office of Chief Executive at Vantage Drilling International in 2016, the Chairman of the Board and Chief Executive Officer of Environmental Systems Products and Key 3 Casting. Since 2016, Mr. Tamburrino has served in advisory and consulting roles in the energy sector. He previously served as the Chief Financial Officer of Milgard Manufacturing, a Masco company, Chief Financial Officer and Chief Operating Officer at Werner Holding Co. and financial roles for Usinor subsidiaries from 1991 through 1998. He held financial and Chief Executive Officer positions with Rome Cable Corp. from 1984 to 1990, was employed by KPMG Peat Marwick from 1978 to 1984 and became a certified public accountant. Mr. Tamburrino received a Bachelor of Science in Accounting and Finance from Clarkson University in 1977 and a Master of Business Administration from Columbia University in 1998.

Mr. Tamburrino has considerable depth of experience in the energy industry, from which a significant amount of our revenues are derived. Mr. Tamburrino also has meaningful experience in the healthcare industry and the area of restructuring and brings to the board a perspective that was invaluable while managing operations following our emergence from bankruptcy in September 2019. Mr. Tamburrino’s background also brings a significant level of financial and accounting expertise to the board developed at the highest levels during his career.

Board of Directors

Our certificate of incorporation provides that our board of directors will consist of such number of directors as is designated by our bylaws, and our bylaws provide that our board of directors will consist of such number of directors not exceeding 15 and as fixed from time to time by resolution of the board. Our bylaws requires that at least two-thirds of our board of directors and each committee thereof be a U.S. Citizen.

Director Independence

Upon the completion of this offering, our common stock will be listed on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of the NYSE, a director will only qualify as an “independent director” if, the board determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

The board has affirmatively determined that the following directors are independent within the meaning of the listing standards of the NYSE: Messrs. Juan Lessman, Carey Lowe and Robert Tamburrino. In making this determination, the board determined that none of these directors had a material or other disqualifying relationship with the Company.

We intend to utilize certain transition periods under SEC and NYSE rules available to newly public companies regarding certain director independence requirements, including the requirements that a company have a majority of independent directors on its board and have an audit committee, compensation committee and nominating committee comprised solely of independent directors. These transition rules provide, among other things, that a newly public company: (i) has one year from listing to satisfy the majority independent board requirement, (ii) must have one independent member on each of its compensation committee and nominating committee by the earlier of the date the initial public offering closes or five business days from the listing date, at least a majority of independent members on these committees within 90 days of the listing date and fully independent committees within one year of the listing date; and (iii) must have at least one independent member on its audit committee that satisfies the requirements of Exchange Act Rule 10A-3 by the listing date, at least a majority of independent members within 90 days of the effective date of its registration statement and a fully independent committee within one year of the effective date of its registration statement. Upon the listing of our common stock, three of the five members of our board of directors will be independent and each of the audit committee, compensation committee and nominating and corporate governance committee will have one member who is not independent. We intend to fully comply with the independence requirements within the applicable transition periods specified in the SEC and NYSE rules.

Committees of the Board of Directors

We currently have an Audit Committee and a Compensation Committee and, before the completion of this offering, our board of directors will establish a nominating and corporate governance committee. Each of these committees will operate pursuant to a charter that will be adopted by our board of directors. Upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and the rules of the NYSE.

Audit Committee

The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company as well as our subsidiary companies and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others and the system of internal controls established by management and the board of directors. The audit committee will oversee the independent auditors, including their independence and objectivity. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.

The audit committee is composed of three members, Messrs. Robert Tamburrino, Carey Lowe and Juan Lessmann, with Mr. Tamburrino serving as chair. Our board of directors has determined that each of Messrs. Tamburrino, Lowe and Lessmann is independent, as defined under and required by the federal securities laws and NYSE rules. Our board of directors has determined that    qualifies as an audit committee financial expert under the federal securities laws and that each member of the audit committee has the financial sophistication required under the NYSE rules. The rules of the SEC and the NYSE require us to have a fully independent audit committee within one year of the date of the effectiveness of the registration statement of which this prospectus is a part.

Compensation Committee

The primary responsibilities of our compensation committee will be, among other things, to periodically review and approve the compensation and other benefits for executive officers and to review and recommend to our board of directors for approval the form and amount of compensation for our independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of equity awards under our equity incentive plan.

The compensation committee may delegate authority to review and approve the compensation of our non-executive employees to certain of our executive officers, including with respect to awards made under our equity incentive plans, subject to applicable law.

The compensation committee is composed of three members, Messrs. Carey Lowe, Scott McCarty and Robert Tamburrino, with Mr. Lowe serving as chair. Our board of directors has determined that each of Messrs. Lowe and Tamburrino is independent, as defined under NYSE rules. The rules of the NYSE require us to have a fully independent compensation committee within one year of the date of the listing of our common stock.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees. The nominating and corporate governance committee is composed of three members, Ms. Mandi Noss and Messrs. Juan Lessmann and Robert Tamburrino, with Ms. Noss serving as chair. Our board of directors has determined that each of Messrs. Lessmann and Tamburrino is independent, as defined under NYSE rules. The rules of the NYSE require us to have a fully independent nominating and corporate governance committee within one year of the date of the listing of our common stock.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is composed of Messrs. Tamburrino, Lowe and McCarty. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors. For a description of the transactions between us and entities affiliated with Mr. McCarty, see the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Director Compensation

See the section titled “Executive Compensation—Director Compensation” for a discussion of the compensation we paid to our directors in 2022 and what we expect to pay following completion of this offering.

Code of Conduct and Ethics

Our board of directors will adopt a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code will address, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. To the extent required under the NYSE listing rules and SEC rules, we intend to disclose future amendments to certain provisions of this code of conduct and ethics, or waivers of such provisions, applicable to any of our executive officers or directors on our website at www.phihelico.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

EXECUTIVE COMPENSATION

Director Compensation

In 2022, we compensated our directors with a combination of cash and equity, with such equity awards being subject to the terms and conditions of the Existing Stock Plan.

Cash Compensation

With the exception of Allen Li, who ceased serving as a member of our board in January 2022, in 2022, all directors received a $47,500 annual cash retainer, as well as the following additional annual cash fee for their board committee service:

	Chair	Member
Audit Committee	$16,000	$8,000
Compensation Committee	$10,000	$5,000

In addition, the chairman of the board received an additional $25,000 annual cash retainer, and Mr. Tamburrino received an additional $60,000 for his service as chairman of the board of one of our subsidiaries. Effective January 1, 2023, the annual cash retainer was increased from $47,500 to $60,000. Each annual cash retainer and additional annual fee is paid quarterly in advance on a prorated basis. We have reimbursed and will continue to reimburse directors for their reasonable out-of-pocket expenses, including travel, food, and lodging, incurred in attending board and/or committee meetings.

Equity Compensation

We awarded each director who commenced service prior to 2022 an initial equity grant of restricted stock units, or RSUs, with respect to a number of shares of our common stock having a target grant date fair value of $481,594. The equity awards vest in equal quarterly installments over the three year period following the date of grant, subject to the director’s continued service through each such date, provided that the vested RSUs are only eligible for settlement within 60 days of the first to occur of a change in control (as defined in the Existing Stock Plan), or the seventh anniversary of the date of grant. All eligible directors received this grant in 2019, other than Mr. Lowe who received the initial grant in 2020 in connection with his appointment to the board. In 2022, in connection with his appointment to the board, we awarded Mr. Ofer an initial equity grant of RSUs with respect to a number of shares of our common stock having a target grant date fair value of $108,776. Mr. Ofer’s initial RSUs vested in three installments and became fully vested in October 2022, provided that the vested RSUs are only eligible for settlement within 60 days of the first to occur of a change in control, Mr. Ofer’s termination of service, or the third anniversary of the date of grant. In 2022, we did not grant the directors any other equity awards except with respect to Mr. Tamburrino, who received an RSU award with respect to a number of shares of our common stock having a target grant date fair value of $92,080 in connection with his service on the board of one of our subsidiaries. Such RSU award vested in four installments and became fully vested in October 2022, provided that the vested RSUs are only eligible for settlement within 60 days of the first to occur of a change in control, Mr. Tamburrino’s termination of service, or the third anniversary of the date of grant. This offering is not expected to constitute a change in control with respect to these RSUs or any other awards outstanding under the Existing Stock Plan, and it is expected that the directors’ vested RSUs will settle in accordance with their original settlement schedules described above. In connection with the terminations of service from our board of Messrs. Davis and Ofer on October 3, 2023, 18,294 and 24,192 of their vested RSUs, respectively, became eligible for settlement and the underlying shares will be issued no later than December 2, 2023.

Fiscal Year 2022 Outside Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Eugene Davis	63,500	—	63,500
Allen Li	—	—	—
Carey Lowe	52,500	—	52,500
Abraham Ofer	55,500	108,776	164,276
Robert Tamburrino	117,500	92,080	209,580

(1)

Amounts shown in this column represent the aggregate grant date fair value (calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718) of stock awards granted during the year, determined by multiplying the fair value of our common stock on the date of grant by the number of shares granted. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 12, Stock-based Compensation, in the notes to our consolidated financial statements included elsewhere in this prospectus. These amounts may not correspond to the actual value eventually realized by the director because the value depends on the market value of our common stock at the time the award vests and is settled. As of December 31, 2022, the directors listed in the table held the following equity awards: Mr. Davis held no unvested RSUs and 42,320 vested RSUs, Mr. Lowe held no unvested RSUs and 39,164 vested RSUs, Mr. Ofer held no unvested RSUs and 9,844 vested RSUs, and Mr. Tamburrino held no unvested RSUs and 50,653 vested RSUs. Mr. Li +did not hold any equity awards as of December 31, 2022; all restricted stock units issued in respect of Mr. Li’s services as a director were issued to an affiliate of Oaktree Capital Management, which, as of December 31, 2022, consisted of 38,374 vested RSUs.

The compensation received by Scott McCarty for his services to us in 2022 as our chief executive officer and chairman of our board is presented in the 2022 Summary Compensation Table below.

Indemnification Agreements

Our bylaws and certificate of incorporation require us to indemnify these individuals to the fullest extent permitted by applicable law. In addition, we provide our officers and directors with coverage under our directors’ and officers’ liability insurance policy and expect that we will enter into indemnification agreements with each of our directors and executive officers prior to the completion of this offering that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service on our behalf or on the board.

Executive Compensation

Our named executive officers, or NEOs, for 2022, which consist of our principal executive officer and the next two most highly-compensated executive officers, are:

•	Scott McCarty, Chief Executive Officer, or CEO, and Chairman of our board;

•	Keith Mullett, Former Managing Director, PHI Aviation; and

•	James Hinch, Chief Administrative Officer of Parent and Chief Operating Officer, PHI Americas.

2022 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to our NEOs for 2022 and 2021.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Scott McCarty(3)	2022	152,500	(4)	—		5,938,750	(5)	—	113	(6)	6,091,363
CEO and Chairman of the Board	2021	120,932	(4)	—		53,127		—	13		174,072
Keith Mullett(10)	2022	596,317	(7)	500,000	(7)	—		570,000	377,122	(8)	2,043,439
Former Managing Director, PHI Aviation	2021	513,388		50,000		—		487,500	271,902		1,322,790
James Hinch	2022	375,032		400,000	(9)	—		390,250	9,957	(6)	1,175,239
Chief Administrative Officer of Parent and Chief Operating Officer, PHI Americas	2021	330,000		—		—		330,000	9,501		669,501

(1)

Amounts shown in this column represent the aggregate grant date fair value (calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718) of stock awards granted during the applicable year, determined by multiplying the fair value of our common stock on the date of grant by the number of shares granted. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 12, Stock-based Compensation , in the notes to our consolidated financial statements included elsewhere in this prospectus. These amounts may not correspond to the actual value eventually realized by each NEO because the value depends on the market value of our common stock at the time the award vests and is settled, and, in the case of performance-based RSUs, the actual number of shares of common stock that vest and are settled, if any.

(2)	Represents the value of non-equity incentive plan amounts earned for the respective fiscal year. See “Incentive Compensation-Annual Incentive” below.
(3)

In 2022, we paid an affiliate of Q Investments directly in the form of fully vested shares of common stock for Mr. McCarty’s service as our Chief Executive Officer. The amount shown in the “Stock Awards” column for 2022 reflects the value of the shares issued to such affiliate for this purpose. For 2021 and 2022, we also paid the cash fees for Mr. McCarty’s services as chairman of our board directly to the affiliate of Q Investments, which cash fees are reflected in the “Salary” column for 2021 and 2022.

(4)

$77,500 and $66,701 of the amounts reported for 2022 and 2021, respectively, represent the annual cash retainers paid to an affiliate of Q Investments for Mr. McCarty’s services as chairman of our board and as a director. The remainder reported for each year represents Mr. McCarty’s base salary. See “Employment Agreements” below.

(5)

In 2022, we issued 500,000 fully vested shares of our common stock having an aggregate grant date fair value equal to $5,938,750 to an affiliate of Q Investments for Mr. McCarty’s service as our CEO. See “Employment Agreements” below.

(6)	Represents the value of life insurance premiums paid by the Company and, for Mr. Hinch, 401(k) matching contributions paid by the Company.
(7)

Mr. Mullett’s 2022 annual salary (USD $572,252) and signing bonus (USD $500,000) were determined in U.S. dollars and paid to Mr. Mullett in New Zealand dollars. Mr. Mullett’s 2022 salary also includes the value of New Zealand annual leave payments (USD $24,065). Such amount was paid to Mr. Mullett in New Zealand dollars and translated into U.S. dollars based on the exchange rate of 0.6342 as of December 31, 2022, or the Applicable Exchange Rate.

(8)

Represents the value of contributions made to a New Zealand controlled scheme in Mr. Mullett’s name (USD $46,515). This amount was paid on Mr. Mullett’s behalf in New Zealand dollars and translated into U.S. dollars based on the Applicable Exchange Rate. Also includes a tax equalization payment of USD $330,607 to cover taxes paid on Mr. Mullett’s behalf for state and federal taxes in the United States.

(9)	Represents a signing bonus earned by Mr. Hinch. See “Employment Agreements” below.
(10)	Mr. Mullett left the Company in August 2023.

Outstanding Equity Awards at 2022 Fiscal-Year End

The following table sets forth information regarding outstanding equity awards at the end of 2022 for each of our NEOs.

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares that have not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares that have not Vested ($)
Scott McCarty	—	—	—		—
Keith Mullett	—	—	—		—
	—	—	105,745	(1)	1,168,482
James Hinch	—	—	—		—
	—	—	74,022	(1)	817,943

(1)

A portion of these performance-based RSUs, up to 100%, will vest, if at all, upon a change in control of the Company in which the total enterprise value of the Company equals at least $731.3 million. Additionally, in the event that a qualifying initial public offering occurs prior to a change in control, one-third of these performance-based RSUs will be eligible to vest upon the earlier of the six-month anniversary of such qualifying initial public offering or the expiration of any lock-up period (such date, as applicable, the “Milestone Date”). See “Incentive Compensation-Equity Incentive-Performance-Based RSUs” below.

Employment Agreements

Scott McCarty. In April 2021, we entered into an employment agreement with Mr. McCarty pursuant to which he receives an annual base salary of $75,000 in respect of his services as Chief Executive Officer and is eligible to participate in our employee benefit plans. As described in footnotes 3, 4 and 5 to the Summary Compensation Table, we also compensated an affiliate of Q Investments, a firm in which Mr. McCarty is a Partner and which, as of June 30, 2023, was the beneficial owner of approximately 51.4% of our common stock, for Mr. McCarty’s services as Chief Executive Officer and as chairman of our board and as a director. In 2023, our compensation committee recommended, and our board approved, annual compensation of $6,000,000 for Mr. McCarty’s services in 2023. For the first half of the year, 5 Essex, LLC, a greater than 5% stockholder and an affiliate of Q Investments, and Mr. McCarty each received $750,000 in cash ($1,500,000 in total) and a number of fully vested shares of common stock with a grant date fair value equal to $750,000 ($1,500,000 in total), and, subject to its normal diligence and fiduciary responsibilities, for the second half of 2023, our board intends to seek approval of additional cash payments and stock grants with each totaling $1,500,000 ($3,000,000 in total) to be awarded to 5 Essex, LLC and Mr. McCarty, with the allocation between them to be determined at the end of the year.

Keith Mullett. Mr. Mullett left the Company in August 2023. Pursuant to the terms of Mr. Mullett’s compensation agreement entered into in 2022, Mr. Mullett was entitled to an annual base salary of $600,000 and annual incentive compensation targeted at 100% of his base salary through May 1, 2025 (each increased $84,500 compared to the amounts previously in effect). In connection with entry into the compensation agreement, Mr. Mullett also received a signing bonus equal to $500,000 and certain of the vesting targets related to Mr. Mullett’s performance-based RSUs were adjusted. Pursuant to this compensation agreement, because Mr. Mullett’s employment was voluntarily terminated by him prior to May 1, 2025, Mr. Mullett was required to repay the salary and annual incentive compensation target increases summarized above as well as the value of the signing bonus and Mr. Mullett’s performance-based RSUs reverted to their original vesting terms. Mr. Mullett was eligible to participate in certain of our employee benefit plans, including the Existing Stock Plan, subject to the terms of those plans. Mr. Mullett did not become eligible for any severance benefits in connection with his termination of employment.

James Hinch. Mr. Hinch’s employment agreement was initially for a term ending on December 31, 2022, provided that the term automatically renewed, and continues to renew annually thereafter, for successive one-year periods unless either party provides the other with at least 60 days’ prior notice of an intent not to renew. Mr. Hinch and the Company also entered into a compensation agreement in 2022, pursuant to which Mr. Hinch is entitled to an annual base salary of $400,000 and annual incentive compensation targeted at 100% of his base salary through May 1, 2025 (each increased $70,000 compared to the amounts previously in effect). In connection with entry into the compensation agreement, Mr. Hinch also received a signing bonus equal to $400,000 and certain of the vesting targets related to Mr. Hinch’s performance-based RSUs were adjusted. Pursuant to this compensation agreement, if Mr. Hinch’s employment (i) is voluntarily terminated by him prior to May 1, 2025 or by the Company for cause or (ii) is terminated by him on or after May 1, 2025 and he gives less than 60 days’ notice, (any such termination, together, a “Forfeiture Termination”), Mr. Hinch will be required to repay the salary and annual incentive compensation target increases summarized above as well as the value of the signing bonus and Mr. Hinch’s performance-based RSUs will revert to their original vesting terms. Mr. Hinch is eligible to participate in certain of our employee benefit plans, including the Existing Stock Plan, subject to the terms of those plans. The Company and Mr. Hinch may terminate the employment relationship upon 30 days’ prior notice (subject to the provisions set forth in the compensation agreement). Under Mr. Hinch’s employment agreement with the Company, if the Company terminates Mr. Hinch’s employment without cause (as defined in his employment agreement) or decides not to renew the agreement, or if Mr. Hinch terminates his employment with good reason (as defined in his employment agreement), Mr. Hinch will be entitled to receive, subject to his execution of a release agreement in favor of the Company, (i) any earned but unpaid annual bonus with respect to the calendar year prior to the year in which the termination occurs, (ii) the sum of (x) Mr. Hinch’s base salary plus (y) the lesser of (A) Mr. Hinch’s target bonus for the year of termination or (B) the average of the annual bonuses paid to Mr. Hinch in respect of the three calendar years prior to the year of termination (provided that the calculation of the average bonus over the three-year period will only take into account any annual cash bonuses paid in respect of calendar year 2020 and beyond), (iii) a pro-rated annual bonus for the year of termination based on actual performance for the year in which termination occurs and (iv) reimbursement of the employer-portion of health insurance premiums paid by Mr. Hinch under COBRA for up to 12 months (or, if earlier, until Mr. Hinch is eligible to participate in another employer’s health insurance scheme). If Mr. Hinch’s employment terminates due to his death or disability, he will be entitled to receive the amounts described in clauses (i) and (iii) above. In the event any amounts payable to Mr. Hinch would constitute a “parachute payment” within the meaning of Section 280G of the Code, and such payments would be subject to the excise tax imposed by Section 4999 of the Code, then such payments will be reduced to such lesser amount that would result in no portion of such payments being subject to the excise tax.

Incentive Compensation

Annual Incentive

During 2022, Messrs. Mullet and Hinch were eligible to receive an annual incentive bonus determined as a percentage of base salary based upon the achievement of pre-established performance goals, which for 2022 included corporate performance goals related to EBITDA, total recordable incident rate, leading indicators, and accident results goals related to PHI Aviation (which represents our PHI Americas and PHI International segments), weighted 70%, 5%, 5% and 20%, respectively, provided that Mr. Mullett’s goals were based on total PHI Aviation and Mr. Hinch’s goals related solely to the PHI America’s segment. For 2022, the target award opportunities for Messrs. Mullett and Hinch were 100% of base salary. Following the end of fiscal year 2022, our compensation committee evaluated performance and determined that the achievement level for total PHI Aviation was 95% and for the PHI America’s segment was 100%, and determined to pay the bonuses set forth in the Non-Equity Incentive Plan Compensation column of the 2022 Summary Compensation Table above.

Equity Incentive

We maintain the Existing Stock Plan pursuant to which we grant RSU awards to eligible participants. In 2022, none of our NEOs received any equity incentive awards. In 2020, Messrs. Mullett and Hinch each received an award of time-based RSUs (45,319 and 31,724, respectively) and performance-based RSUs (105,745 and 74,022, respectively). Mr. McCarty received a grant of 44,769 and 4,472 time-based RSUs in 2019 and 2021, respectively.

Time-Based RSUs. The time-based RSUs granted to Messrs. Mullett and Hinch in 2020 became fully vested in 2022. Upon a termination of service for any reason, all vested time-based RSUs will be forfeited; provided, however, that if termination is by the Company without cause, including due to death or disability, or voluntarily by the grantee with or without good reason (each as defined in the Existing Stock Plan and/or applicable award agreement), in each case following the 18 month anniversary of the grant date, the grantee will retain all previously vested time-based RSUs. Vested time-based RSUs are only eligible for settlement within 60 days of the first to occur of a change in control or the tenth anniversary of the date of grant. Because Mr. Mullett remained employed beyond the 18 month anniversary of the date of grant, he retained his vested time-based RSUs.

The time-based RSUs granted to Mr. McCarty in 2019 and 2021 became fully vested in 2022. Upon a termination of service for any reason, all of the vested time-based RSUs will be forfeited; provided, however, that if termination is voluntary by Mr. McCarty or by the Company without cause, including due to death or disability, Mr. McCarty will retain all vested time-based RSUs. The vested time-based RSUs granted in 2019 are only eligible for settlement within 60 days of the first to occur of a change in control or the seventh anniversary of the date of grant and the vested time-based RSUs granted in 2021 are only eligible for settlement within 60 days of the first to occur of a change in control, a separation from service or the third anniversary of the date of grant.

Performance-Based RSUs. The performance-based RSUs granted to Messrs. Mullett and Hinch will be eligible to vest upon a change in control that occurs within ten years of the date of grant subject to the Company’s achievement of a “total enterprise value,” or “TEV” in connection with such change in control of at least $731.3 million. The chart below shows the percentage of performance-based RSUs that will vest based on the total enterprise value of the Company as adjusted pursuant to Messrs. Mullett’s and Hinch’s compensation agreements. Achievement between the levels set forth below will be determined by linear interpolation.

Total Enterprise Value (TEV) Multiple	Vesting Percentage
TEV less than $731.3 Million	0%
TEV Equals $731.1 Million	10%
TEV Equals $800.0 Million	50%
TEV Equals $1,050.0 Million	75%
TEV Equals or Exceeds $1,300.0 Million	100%

The chart below shows the percentage of performance-based RSUs that would vest based on the total enterprise value of the Company if Messrs. Mullett and/or Hinch were to experience a Forfeiture Termination as described for each under “Employment Agreements” above. Achievement between the levels set forth below would be determined by linear interpolation.

Total Enterprise Value (TEV) Multiple	Vesting Percentage
TEV less than $731.3 Million	0%
TEV Equals $731.1 Million	10%
TEV Equals $975.0 Million	25%
TEV Equals $1,462.5 Million	50%
TEV Equals or Exceeds $1,950.0 Million	100%

Notwithstanding the foregoing, if a qualifying initial public offering occurs prior to a change in control, one-third of the performance-based RSUs (the “IPO RSUs”) will be eligible to vest upon the Milestone Date, subject to continued service through the date thereof. If the grantee’s continuous service with the Company terminates prior to the applicable Milestone Date, the IPO RSUs will be forfeited for no consideration.

If the grantee’s termination of employment is by the Company without cause, including due to death or disability, or by the grantee for good reason (each as defined in the Existing Stock Plan and/or applicable award agreement), in each case, following the 18 month anniversary of the grant date, a pro-rata portion of the unvested and outstanding performance-based RSUs, determined based upon the number of days employed between the date of grant and the date of termination, will remain eligible to vest upon a change in control that occurs within the six month period following the termination of service. Any performance-based RSUs that become vested in accordance with a change in control will be settled within 60 days following the change in control and any performance-based RSUs that become vested in accordance with a qualifying initial public offering will be settled within 30 days following the applicable Milestone Date. This offering is not expected to constitute a change in control with respect to these awards or any other awards outstanding under the Existing Stock Plan, but it is expected to constitute a qualifying initial public offering, and it is expected that vested RSUs will settle in accordance with the settlement schedules described above. In connection with Mr. Mullett’s termination, all of his performance-based RSUs, including the IPO RSUs, were forfeited.

Post-Employment Compensation and Change in Control Payments and Benefits

Other than as described above pursuant to the terms of the compensation agreements, employment agreements and the RSU grants, or pursuant to broad-based retirement plans generally available to all full-time employees, there are no arrangements or agreements providing for post-employment compensation or change in control payments to or benefits for our NEOs.

Employee Benefit Plans

Management Incentive Plan

We currently maintain the Existing Stock Plan, the PHI Group, Inc. Management Incentive Plan, pursuant to which we have granted equity awards to our NEOs, our directors and certain of our other employees, including the awards of RSUs described above. Set forth below is a description of the Existing Stock Plan.

Purpose. The Existing Stock Plan is intended to further align the interests of participants with those of our stockholders by providing incentive compensation opportunities tied to the performance of our common stock and by promoting increased ownership of our common stock by such individuals. The Existing Stock Plan is also intended to advance the interests of the Company and our stockholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of our business is largely dependent.

Eligibility. Awards may be granted to employees, including officers, non-employee directors, and consultants of the Company and its subsidiaries. Only our employees and those of our subsidiaries are eligible to receive incentive stock options.

Types of Awards. The Existing Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Tax Code, non-statutory stock options, restricted stock awards, RSUs and other stock awards.

Authorized Shares. Subject to adjustment for certain dilutive or related events, the maximum number of shares of our common stock that may be issued pursuant to stock awards under the Existing Stock Plan is 3,206,250 shares of common stock and the aggregate maximum number of shares of common stock that may be granted with respect to incentive stock options is 3,000,000. Any shares of common stock covered by an award granted under the Existing Stock Plan will not be counted unless and until they are actually issued and delivered to a participant and, therefore, the total number of shares of common stock available under the Existing Stock Plan as of a given date will not be reduced by shares of common stock relating to prior awards that (in whole or in part) have expired or been forfeited or canceled, and upon payment in cash of the benefit provided by any award, any shares of common stock that were covered by such award will be available for issuance under the Existing Stock Plan. For avoidance of doubt, the following shares of common stock will again be available for delivery to participants under the Existing Stock Plan: (a) shares of common stock not issued or delivered as a result of the “net exercise” of an outstanding stock option, (b) shares of common stock that are tendered to or withheld by the Company to satisfy the exercise price or applicable tax withholding related to an award, (c) shares of common stock repurchased by the Company using proceeds realized by the Company in connection with a participant’s exercise of a stock option, and (d) shares of common stock purchased by participants for fair market value.

Plan Administration. The compensation committee or such other board committee has the authority to administer the Existing Stock Plan, including such powers and authority as may be necessary or appropriate for the administrator to carry out its functions as described in the Existing Stock Plan or with respect to the administration of the Existing Stock Plan. Subject to the provisions of the Existing Stock Plan, the committee may delegate certain provisions relating to administration of the Existing Stock Plan to one or more officers. All interpretations, determinations and actions by the administrator shall be final, conclusive and binding upon all parties.

Stock Options. A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price may not be less than the fair market value of the stock subject to the option on the date the option is granted. Options will not be exercisable after the expiration of ten years from the date of grant. Each award agreement will set forth the number of shares subject to each option. The purchase price of any shares acquired pursuant to an option may be payable in cash or by cash equivalent acceptable to the administrator, or to the extent permitted by the committee in its discretion, in shares of common stock valued at the fair market value of such shares on the date of exercise, or by reduction in the number of shares of common stock otherwise deliverable upon exercise of such stock option with a fair market value equal to the aggregate exercise price of such stock option at the time of exercise. The committee may, in its discretion, permit payment of the purchase price through a combination of any of the foregoing methods or any other method as set forth in an award agreement. The vesting schedule applicable to any option, including any performance conditions, will be as set forth in the award agreement, which may allow for acceleration upon the occurrence of a change in control. An incentive stock option shall by its terms be nontransferable other than by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of a participant only by such participant. Treatment of stock options following a participant’s termination of service are as set forth in an award agreement.

Restricted Stock and RSUs. Restricted shares are awards of shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as the committee deems appropriate. RSUs are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment) and terms as the committee deems appropriate. Each award document evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents.

Other Awards. The Existing Stock Plan permits the grant of other forms of stock awards valued in whole or in part by reference to, or otherwise based on, our common stock. Subject to the provisions of the Existing Stock Plan, the committee has the sole and complete authority to determine the persons to whom and the times at which such other awards may be granted and other provisions related thereto.

Certain Adjustments. In the event of any change in the capitalization of the Company, the committee will appropriately and proportionately adjust: (a) the number and kind of shares or units subject to awards under the Existing Stock Plan, (b) the number and kind of shares of common stock or other rights subject to then outstanding awards (including, without limitation, providing for the cancellation of the awards in exchange for a cash payment or awarding cash payments to holders of such awards), (c) the exercise price or purchase price for each share or other right subject to then outstanding awards, and (d) any other terms of an award that are affected by the event or change as determined by the committee.

Change in Control. In the event of a change in control or similar corporate event or a change in capital structure of the Company, the committee shall have the power to (i) accelerate the vesting and exercisability of any award under the Existing Stock Plan, (ii) provide that outstanding awards will either continue in effect, be assumed or an equivalent award will be substituted therefor by the successor corporation or a parent corporation or subsidiary corporation, or (iii) cancel, effective immediately prior to the occurrence of such event, stock options, RSU awards (including each dividend equivalent right related thereto), restricted stock awards, and/or other awards granted under the Existing Stock Plan outstanding immediately prior to such event (whether or not then vested or exercisable) and, in full consideration of such cancellation, pay to the holder of such award a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the committee) of the shares of common stock subject to such award over the aggregate exercise price of such award (it being understood that, in such event, any stock option or other award having a per share exercise price equal to, or in excess of, the fair market value of a share subject to such stock option or other award may be cancelled and terminated without any payment or consideration therefor). In the event of a change in control or similar corporate event or a change in capital structure, any awards that vest or become payable as a result of or in connection with the applicable event or circumstances may be subject to the same terms and conditions applicable to the proceeds realized by the Company or its stockholders in connection therewith (including, without limitation, payment timing and any escrows, indemnities, payment contingencies or holdbacks), as determined by the committee in its sole discretion, subject in all cases to compliance with Section 409A of the Tax Code.

Termination and Amendment. No awards will be granted after the tenth anniversary of the date the board adopted the Existing Stock Plan. No awards may be granted under the Existing Stock Plan while it is suspended or after it is terminated. The board may from time to time and in any respect, amend, modify, suspend or terminate the Existing Stock Plan or any award or award agreement thereunder. Notwithstanding the foregoing, no amendment, modification, suspension or termination shall materially and adversely affect any award theretofore granted without the consent of the participant or the permitted transferee of the award. Notwithstanding the foregoing, any action of the board or the committee that in any way alters or affects the tax treatment of any award or that the board determines is necessary to prevent an award from being subject to tax under Section 409A of the Tax Code shall not be considered to materially or adversely affect any award. Notwithstanding the foregoing, if an amendment to the Existing Stock Plan must be approved by our stockholders in order to comply with applicable law or the rules of the securities exchange on which the shares of our common stock are traded or quoted, such amendment will be subject to stockholder approval and will not be effective unless and until such approval has been obtained.

401(k) Plan

We offer our eligible employees, including the NEOs based in the United States, the opportunity to participate in a tax-qualified 401(k) plan. Employees can contribute a portion of their eligible earnings up to the Internal Revenue Service’s annual limits on a before-tax basis, which is generally $22,500 for 2023. We provide a match of 50% of the first 6% contributed with an opportunity for up to an additional 3% match based on performance targets set annually by its board, which for 2022 required the Company to achieve certain EBITDA targets. The matches provided to our NEOs in 2022 are reflected in the “All Other Compensation” column of the 2022 Summary Compensation Table above. The matching funds are 100% vested after the completion of five years of service.

Other Retirement Benefits

We maintain a non-qualified deferred compensation plan for certain senior management, including the NEOs. The plan was suspended effective January 1, 2021. We do not maintain any defined benefit pension plans. The Company makes contributions to a New Zealand controlled scheme in Mr. Mullett’s name. Such contributions are made directly to the government, who then distribute to chosen schemes selected by Mr. Mullett, provided, however, that he cannot access such funds until age 65. The contributions made to the scheme in Mr. Mullett’s name are reflected in the “All Other Compensation” column of the 2022 Summary Compensation Table above.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with regard to the beneficial ownership of our common stock as of June 30, 2023 (the “Table Date”) for (i) each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all current directors and executive officers as a group. Percentages of common stock owned are based on 24,130,912 shares outstanding as of the Table Date.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days, including shares of restricted stock and shares issuable upon exercise or settlement of warrants, stock options, restricted stock units and other equity awards that are exercisable or have vested, as applicable, or will become exercisable or will vest, as applicable, within 60 days of the Table Date. These shares for which a person has the right to acquire within 60 days, however, are not deemed outstanding for the purposes of computing the ownership percentage of any other person. Because all equity awards issued to our officers and directors include double-trigger vesting, no such awards become fully vested unless and until there is a change in control as defined in the Existing Stock Plan or, in certain cases, until the later of the six-month anniversary of a qualifying initial public offering or the expiration of any applicable lock-up period, and, therefore, the shares underlying such awards are not treated as beneficially owned by the holders thereof under the foregoing rules. This offering is not expected to constitute a change in control with respect to any outstanding awards but it is expected to constitute a qualifying initial public offering with respect to certain performance-based RSUs. See the section titled “Executive Compensation—Incentive Compensation-Equity Incentive-Performance-Based RSUs.”

While the 5% stockholders identified below are expected to sign lock-up agreements, as described in the section titled “Underwriting”, a significant portion of our existing common stock will not be subject to the “lock-up” agreements that govern the sale of shares held by our largest stockholders. We anticipate that approximately   % of our outstanding shares of common stock following the completion of this offering will not be subject to the lock-up agreements described in the section titled “Underwriting.”

Except as otherwise indicated in the footnotes to the table and subject to applicable community property laws, we believe that each person identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the such person.

	Shares of common stock beneficially owned prior to this offering		Shares of common stock beneficially owned after this offering assuming no exercise of underwriters’ option		Shares of common stock beneficially owned after this offering assuming full exercise of underwriters’ option
Name of Beneficial Owner	Shares of common stock	Percentage of Total Outstanding common stock (%)	Shares of common stock	Percentage of total outstanding common stock (%)	Shares of common stock	Percentage of total outstanding common stock (%)
5% Stockholders
Q Investments(1)	13,326,924	51.4%
Oaktree Capital Management(2)	4,434,178	17.3%
First Pacific Advisors(3)	4,386,233	18.2%
Named Executive Officers and Directors
Scott McCarty(4)	—	—	—	—	—	—
James Hinch	—	—	—	—	—	—
Keith Mullett	—	—	—	—	—	—
Juan Lessmann	—	—	—	—	—	—
Carey Lowe	—	—	—	—	—	—
Mandi Noss	—	—	—	—	—	—
Robert Tamburrino	—	—	—	—	—	—
Directors and Executive Officers as a group (9 persons)	—	—	—	—	—	—

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)

Includes 11,511,806 shares of common stock, including the shares of common stock issued to 5 Essex, LLC in respect to Mr. McCarty’s service as our Chief Executive Officer as discussed in the section titled “Executive Compensation,” and 1,815,118 shares of common stock issuable upon exercise of Creditor Warrants. See the section titled “Executive Compensation.” The shares of common stock and warrants are held directly by 5 Essex, LLC which is controlled by its sole manager, Renegade Swish, LLC, which is controlled by, and indirectly wholly owned by, Geoffrey Raynor. 5 Essex, LLC and Renegade Swish, LLC are affiliates of Q Investments. The business address for Q Investments and its affiliates is 301 Commerce Street, Suite 3200; Fort Worth, TX 76102.

(2)

Includes 3,007,084 shares of common stock and 1,427,094 shares of common stock issuable upon exercise of Creditor Warrants. The shares of common stock and warrants are held directly by Opps Helicopter Holdings, L.P. The general partner of Opps Helicopter Holdings, L.P. is Opps Helicopter Holdings GP, LLC. The sole member of Opps Helicopter Holdings GP, LLC is Oaktree Fund GP IIIA, LLC. The managing member of Oaktree Fund GP IIIA, LLC is Oaktree Fund GP III, L.P. The general partner of Oaktree Fund GP III, L.P. is Oaktree AIF Investments, L.P. The general partner of Oaktree AIF Investments, L.P. is Oaktree AIF Investment GP, LLC. The sole member of Oaktree AIF Investment GP, LLC is Atlas OCM Holdings, LLC. Atlas OCM Holdings, LLC is managed by its eleven-member board of directors, which is currently comprised of Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Stephen J. Gilbert, Mansco Perry, Marna C. Whittington, Depelsha McGruder, Justin B. Beber and J. Bruce Flatt. Each of the general partners, managing members, sole members, and directors listed above expressly disclaims beneficial ownership of the common stock, warrants and shares of common stock issuable upon exercise of such warrants except to the extent of their respective pecuniary interest therein, if any. The address of Opps Helicopter Holdings, L.P. is c/o Oaktree Capital Management, L.P., 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071.

(3)

First Pacific Advisors, LP (“FPA”) acts as discretionary investment manager for certain funds and accounts (“FPA Funds and Accounts”) that control 4,386,233 shares of common stock. Mr. Abhijeet Patwardhan, a portfolio manager for FPA, has full investment discretion with respect to the FPA Funds and Accounts. FPA is a limited partnership which has a general partner, FPA GP, Inc., that is owned and controlled by J. Richard Atwood and Steven T. Romick. The business address for FPA and its affiliates is 11601 Wilshire Blvd., Suite 1200, Los Angeles, CA 90025.

(4)	Mr. McCarty is also a director.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of certain relationships and transactions since January 1, 2020, involving our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them.

Registration Rights

We are party to a Registration Rights Agreement dated September 4, 2019 that we entered into with affiliates of Q Investments, Oaktree Capital Management and First Pacific Advisors, each a greater than 5% beneficial owner of our common stock, in their capacities as former unsecured creditors (the “Registration Rights Agreement”). The Registration Rights Agreement provides demand and piggyback registration rights to these parties with respect to the shares of common stock and shares of common stock issuable upon exercise of the warrants acquired thereby in connection with our emergence from bankruptcy as well as any shares of common stock or shares of common stock issuable upon the exercise of warrants acquired by any such party in the open market. We are obligated under the Registration Rights Agreement to pay all Company and holder expenses incurred in connection with registrations effected pursuant to the Registration Rights Agreement and the reasonable fees and expenses of one counsel for all holders participating in a given registration. These registration rights are described in greater detail in the section titled “Shares Eligible for Future Sale.”

Credit Agreements

In connection with the Company’s execution of the Revolving Credit & Term Loan Agreement with PNC Bank National Association (“PNC”) dated October 2, 2020, Texas Exchange Bank agreed with PNC to participate as a lender under the $35.0 million term loan facility under the credit agreement in the amount of $15.0 million. In connection with our execution on September 19, 2023 of both the Revolving Credit, Term Loan and Security Agreement among PNC and PHI Health, LLC and the Revolving Credit, Term Loan and Security Agreement among PNC and PHI Aviation, LLC, PHI Helipass, L.L.C. and PHI Tech Services, LLC, Texas Exchange Bank agreed with PNC to participate as a lender under each $20.0 million term loan in the amount of $3.75 million, or $7.5 million in total term loan commitments, and under each $60.0 million revolving credit facility in the amount of $11.25 million, or $22.5 million in total revolver commitments, resulting in an aggregate participation under these two credit agreements of $30.0 million. The majority shareholder of Texas Exchange Bank is a partner of Q Investments, an affiliate of which is a greater than 5% stockholder, and Mr. Scott McCarty, our Chief Executive Officer and Chairman of the Board, and Ms. Mandi Noss, a director nominee, are each a partner of Q Investments. Ms. Noss is also Director of Operations at Texas Exchange Bank and previously served as its Compliance Officer.

Texas Exchange Bank also has the right under the new credit agreements, and had the right under our prior credit agreement, following the occurrence of certain events such as the acceleration by the administrative agent of amounts due under the applicable credit agreement, the commencement of insolvency proceedings with respect to the borrowers, an event of default or any exercise by a lender of its remedies available upon an event of default under or breach of the applicable credit agreement by the borrowers, PNC resigning as administrative agent or PNC ceasing to fund advances, to acquire all (but no less than all) of PNC’s right, title and interest in and to the applicable term loan obligations, revolver commitments and loan documents for an aggregate amount equal to 100% of the amounts outstanding or payable by the borrowers under the applicable credit agreement. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” and Note 10, Debt, in the notes to our consolidated financial statements included elsewhere in this prospectus.

Shares Issuances

In June 2020, December 2020, January 2022, May 2023 and July 2023 we issued 151,065, 305,882, 500,000, 487,079 and 62,500 shares of common stock, respectively, to 5 Essex, LLC in respect of Mr. McCarty’s services as our Chief Executive Officer. See the section titled “Executive Compensation.” We also issued 362,921 shares of common stock to 5 Essex, LLC in June 2023 in respect of other non-CEO services performed in 2022. 5 Essex, LLC, a greater than 5% stockholder, is an affiliate of Q Investments.

Service Agreement

In June 2023, the board of directors approved, retroactively effective January 1, 2023, a service agreement between us and Renegade Swish, LLC pursuant to which Renegade Swish, LLC provides certain business support services such as IT, financial analysis, legal, process and system improvement, recruiting and strategic analysis for an annual fee of $3.0 million. Renegade Swish, LLC is an affiliate of Q Investments, another affiliate of which is a greater than 5% stockholder.

Sublease Agreement

We are a party to a Sublease Agreement, dated September 25, 2023, with Renegade Swish, LLC, an affiliate of Q Investments, another affiliate of which is a greater than 5% stockholder, providing for the sublease of office space for approximately $95,000 per year. We have also agreed to reimburse Renegade Swish for certain improvements to the premises in an amount not to exceed $5,750 per month. We agreed to sublease the space for a minimum of 12 months, after which either party may terminate the sublease on 90 days prior written notice.

DESCRIPTION OF OUR SECURITIES

The following is a summary of the material provisions of our capital stock, as well as other provisions of our certificate of incorporation and bylaws (as the bylaws will be amended and restated prior to the commencement of the offering). Information is also set forth below regarding warrants to purchase shares of common stock. Only our common stock is being registered in connection with our initial public offering.

Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.001 per share. All outstanding shares of common stock are validly issued, fully paid and nonassessable, and no shares of preferred stock are outstanding. The summary of our capital stock below does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of our certificate of incorporation and our bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Subject to the limitations discussed below with respect to shares held by persons who are not U.S. Citizens, the holders of our common stock are entitled to one vote per share on all matters properly submitted to a vote of stockholders and our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our certification provides any beneficial owners of more than 5% of our outstanding shares of common stock with pre-emptive rights with respect to certain specified issuances of common stock. However, this pre-emptive right terminates automatically pursuant to the terms of the certificate of incorporation on the date our common stock is listed on a national securities exchange, which occur in connection with this offering. Thereafter, holders of our common stock will not have any pre-emptive rights.

Preferred Stock

Our certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock. Our board of directors is able to issue preferred stock in one or more series and determine the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock and, in each case, subject to the limitations discussed below with respect to shares held by persons who are not U.S. Citizens.

Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company.

Foreign Ownership Restrictions

Our certificate of incorporation provides that, consistent with the requirements of the Aviation Act, any persons or entities who are not a U.S. Citizen, will not, individually or in the aggregate, beneficially own or control

(a) more than one-tenth of one percent less than the percentage of our voting securities that may be beneficially owned or controlled by any such persons or entities without loss of our status as a U.S. Citizen, currently 24.9%, and (b) to enable us to comply with any requirement under the Aviation Act that we be a U.S. Citizen.

In furtherance of the foregoing restrictions, our certificate of incorporation provides for remedies applicable to stockholders that exceed the ownership limitation described above, including the suspension of voting rights and our right to redeem shares beneficially owned thereby, and to take such other actions as we deem necessary or desirable to ensure compliance with the foregoing ownership restrictions. Additionally, any warrant holder who cannot establish to the satisfaction of our board of directors that it is a U.S. Citizen will not be permitted to exercise its warrant(s) to the extent such exercise would cause the ownership of our voting securities to exceed the relevant cap, as discussed in greater detail below under “—Warrants.” Our certificate of incorporation further specifies that we may establish procedures and require stockholders to make certifications to us regarding citizenship and such other matters we determine to be reasonably necessary to confirm the citizenship of such stockholder. The determination of our board of directors with respect to these matters will be conclusive and binding as between the Company and any stockholder. See “Risks Related to Regulatory Matters” and “Risks Related to Provisions in the section titled “Risk Factors.”

Warrants

Pursuant to the Plan of Reorganization, upon emergence from bankruptcy in September 2019, we issued to certain parties, including certain unsecured creditors and equity holders at the time of our emergence from bankruptcy, warrants to purchase shares of our common stock. As a result, we issued Creditor Warrants to purchase an aggregate of 6,238,120 shares of common stock to certain unsecured creditors and warrants to purchase an aggregate of 1,687,650 shares of common stock to the pre-bankruptcy equityholders (the “Equityholder Warrants”). The Creditor Warrants have an exercise price of $0.001 per share of common stock and expire on September 4, 2044, except as noted otherwise below, and the Equityholder Warrants had an exercise price of $24.98 per share of common stock and expired on September 4, 2022. Any warrant exercise is subject to and limited by the same Aviation Act restrictions set forth in our certificate of incorporation and described above and any determination we make with respect to these matters is in our sole discretion.

The Creditor Warrants were originally issued to holders of certain claims who were not U.S. Citizens to ensure that, as required by the Plan of Reorganization, the aggregate percentage of the outstanding shares of our common stock owned by persons who were not U.S. Citizens on or after the effective date of the Plan of Reorganization did not exceed the maximum percentage permitted by FAA regulations. Any exercise of Creditor Warrants is subject to restrictions set forth in the creditor warrant agreement and our certificate of incorporation that limit ownership by non-U.S. Citizens to the Aviation Act foreign ownership limitations. Notwithstanding the expiration date of the Creditor Warrants, pursuant to the terms of the creditor warrant agreement, on the expiration date, prior to the expiration of any outstanding Creditor Warrants, each Creditor Warrant will automatically be deemed to be exercised in full by the holder, without requiring any action by the holders thereof so long as the shares of common stock deliverable upon and at the time of such automatic exercise will not constitute Excess Shares (as defined in our certificate of incorporation) upon issuance. To the extent we determine that any such automatic exercise would result in the issuance of Excess Shares, then in lieu of issuing shares of our common stock upon such automatic exercise that would otherwise be Excess Shares, we will be required to pay to the holders of such Creditor Warrants the consideration that would be payable under our certificate of incorporation if such Excess Shares were issued to the holders, and then immediately redeemed, on such date, as provided for in our certificate of incorporation. See “Risks Related to Regulatory Matters,” “Risks Related to the Ownership of Our Common Stock” and “Risks Related to Provisions in Our Charter Documents” in the section titled “Risk Factors” and “—Capital Stock—Foreign Ownership Restrictions” above.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our certificate of incorporation and bylaws (as the bylaws will be amended and restated prior to the commencement of the offering) could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its own best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors or the chairman of our board or at the request of one or more stockholders who own shares representing at least 20% of the voting power of all shares entitled to vote generally in the election of directors and who comply with specified procedural requirements in our bylaws. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any nomination or other business to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our bylaws allow the chairman of the meeting to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Supermajority Voting for Amendments to Our Governing Documents

Our certificate of incorporation provides that the board of directors is expressly authorized to make, alter and repeal our bylaws, subject to the power of our stockholders to alter or repeal any bylaw, whether adopted by the stockholders or otherwise. The affirmative vote of at least 66 2/3% of the total voting power of all shares of our common stock and any other outstanding shares entitled to vote generally in the election of directors then outstanding, voting together as a single class, is required to amend, alter, change or repeal, or adopt any provision of our certificate of incorporation that is inconsistent with the provisions addressing the board’s foregoing right to make, alter and repeal bylaws and establishing such super majority voting standard.

Our amended and restated bylaws provide that the board is expressly authorized and empowered to amend and repeal bylaws and adopt new bylaws, subject to the power of our stockholders to adopt, amend or repeal any bylaws. The affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote generally in the election of directors, voting together as a single class, is required for our stockholders to alter, amend or repeal, or adopt any provision inconsistent with, the provisions of our amended and restated bylaws.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Removal of Directors; Vacancies

Our bylaws provide that directors may be removed with or without cause upon the affirmative vote of holders of a majority of the shares then entitled to vote at an election of directors. In addition, our bylaws provide that any newly created directorships and any vacancies on our board of directors may be filled by a majority of the directors then in office, even if less than a quorum.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our certificate of incorporation presently permit stockholders to act by written consent as provided for under the DGCL. However, pursuant to the terms of our certificate of incorporation, following the listing of our common stock on a national securities exchange, which is expected to occur in connection with this offering, stockholders may only act by written consent if such consent is signed by all holders of the outstanding shares entitled to vote on such matter.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors for monetary damages for breaches of fiduciary duty as a director. Our certificate of incorporation also provides that we must indemnify and advance reasonable expenses to our officers and directors to the fullest extent authorized by the DGCL, subject to certain limitations. We are also expressly authorized to carry directors’ and officers’ insurance for our officers and directors as well as certain employees for certain liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against officers and directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit our company and our stockholders. In addition, a stockholder’s investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the rules of the NYSE require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Clause

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim against the Company, its directors or employees arising pursuant to any provision of the DGCL or the certificate of incorporation or the bylaws, or (d) any action asserting a claim against the Company, its directors or employees governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, (or, if the Court of Chancery lacks subject matter jurisdiction, another state or federal court located within the state of Delaware). In addition, our bylaws further provide that, unless we, in writing, select or consent to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors or officers. This forum selection clause does not apply to claims asserted under the Exchange Act, but it does apply to claims arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. While investors cannot waive compliance with the federal securities laws and rules and regulations thereunder and there is uncertainty as to whether a court would enforce such provision, the exclusive forum clause may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. See the section titled “Risk Factors.”

Corporate Opportunities

In recognition that certain partners, employees or other affiliates of entities that hold of our capital stock and are in the business of investing and reinvesting in other entities (each, a “Fund”) may serve as a member of our board of directors (each such person, a “Fund Director”), and that a Fund or Fund Director may acquire knowledge of a potential transaction, matter or opportunity that may be a corporate opportunity for both us and such Fund, our certificate of incorporation provides for the allocation of certain corporate opportunities between us and any Funds. Specifically, a corporate opportunity offered to any Fund Director will belong to the applicable Fund unless such opportunity was expressly offered to the Fund Director solely in his or her capacity as a member of our board of directors. Any Fund Director will, to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to any such corporate opportunity and we, to the fullest extent permitted by law, waive any claim that the opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, so long as such Fund Director acts in good faith in a manner consistent with the foregoing policy.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. See “Risks Related to the Ownership of Our Common Stock” in the section titled “Risk Factors.”

Delaware Takeover Statute

Under our certificate of incorporation, we have opted out of the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with a stockholder who owns 15% or more of our outstanding voting stock or an affiliate or associate of any such stockholder, in each case for three years following the date on which the stockholder became a 15% or greater stockholder.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer and Trust Company.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “ROTR.”

SHARES ELIGIBLE FOR FUTURE SALE

There currently is no regular and liquid trading market for our common stock. Since our emergence from bankruptcy in September 2019, our common stock has been sporadically traded over-the-counter under the symbol “PHIG.” However, we have little to no visibility into this market or the transactions in our common stock. We intend to apply to list our common stock on the NYSE under the symbol “ROTR” in connection with the offering. As of June 30, 2023 we had an aggregate of 24,130,912 shares of common stock outstanding.

We cannot predict what effect, if any, sales of shares of our common stock from time to time or the availability of shares of our common stock for future sale may have on the market price of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of equity securities or otherwise. See the section titled “Risk Factors.”

Lock-Up Agreements

We, our officers and directors and certain holders of our outstanding shares of common stock immediately prior to this offering will be subject to lock-up agreements with the underwriters that will restrict the sale of shares of our common stock held by them for 180 days after the date of this prospectus, subject to certain exceptions, as described in the section titled “Underwriting.”

Resales of Securities

The shares of common stock sold in this offering as well as, subject to the limitations described below, the shares of common stock issued pursuant to the Plan of Reorganization are freely transferable, subject to the lock-up agreements described above where applicable.

Shares of Common Stock Issued in the Bankruptcy

Pursuant to Section 1145 of the Bankruptcy Code, except as noted below, the registration, issuance and distribution of our common stock pursuant to our Plan of Reorganization was exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the registration, issuance, distribution or sale of securities. The shares of our common stock issued in reliance on Section 1145 of the Bankruptcy Code are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of ours as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 days of such transfer, and (iii) is not an entity that is an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code.

Persons who can be considered our affiliates generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, as those terms are generally interpreted for federal securities law purposes, and may include certain of our officers and directors, as well as significant stockholders.

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

•

purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under a Plan of Reorganization for the holders of those securities;

•

offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the Plan of Reorganization, the completion of the Plan of Reorganization, or with the offer or sale of securities under the plan of reorganization; or

•	is an issuer with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

To the extent that persons who received common stock issued under our Plan of Reorganization that are exempt from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code are deemed to be “underwriters,” resales by those persons would not be exempted from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code and may only be sold pursuant to a registration statement or pursuant to exemption therefrom, such as the exemption provided by Rule 144 under the Securities Act.

Whether or not any particular person would be deemed an “affiliate” of ours or “underwriter” with respect to our common stock received pursuant to the Plan of Reorganization would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any particular person that received our common stock pursuant to our Plan of Reorganization will be deemed an “underwriter” with respect to such shares.

Restricted Securities

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock beneficially owned thereby for at least one year without regard to the volume limitations summarized below. However, such non-affiliate need only have beneficially owned such shares to be sold for at least six months if we have been subject to the reporting requirements of the Exchange Act for at least 90 days at the time of such sale and there is adequate current public information about us available. In either case, a non-affiliate may include the holding period of any prior owner other than an affiliate of ours.

All outstanding shares of our common stock held by an affiliate or, as discussed above, an underwriter, are restricted securities, as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration, including under Rule 144, which is summarized below. Certain of our stockholders may be considered affiliates, as that term is defined in Rule 144, and any shares held by affiliates may generally be sold only in compliance with the limitations described below.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of: (i) 1% of the number of shares of our common stock then-outstanding; and (ii) the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

As a result of the provisions of Rule 144, additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up periods provided for in the lock-up agreements described above and in the section titled “Underwriting,” subject, in some cases, to volume limitations.

Additional Registration Statements

We intend to file one or more registration statements under the Securities Act following the completion of this offering to register up to    shares of our common stock issued or reserved for issuance under the Existing

Stock Plan. We also expect to file additional registration statements in the future to register shares that may be issuable under any equity incentive plans that may be implemented in the future. These registration statements are effective upon filing and shares covered by these registration statements are eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any vesting restrictions and limitations on exercise under the applicable equity incentive plan, the lock-up agreements described above and in the section titled “Underwriting” and, with respect to affiliates, limitations under Rule 144.

Registration Rights

We entered into the Registration Rights Agreement with affiliates of Q Investments, Oaktree Capital Management and First Pacific Advisors in connection with our emergence from bankruptcy. The Registration Rights Agreement provides for the registration rights described below with respect to the shares of common stock and the shares of common stock issuable upon exercise of the warrants, in each case acquired by these parties pursuant to the Plan of Reorganization as well as any shares of common stock or shares of common stock issuable upon the exercise of warrants acquired by any such party in the open market.

The Registration Rights Agreement provisions for certain demand and piggyback registration rights in favor of the stockholders and warrant holders party thereto. At any time following completion of this offering, one or more holders holding at least 15% of the then outstanding registrable securities can require that we file a registration statement under the Securities Act covering some or all of the registrable securities held thereby. We will not be required to cause any offering with respect to a demand registration to be a marketed or underwritten offering unless the demanding holder or holders hold at least 10% of the outstanding registrable securities as of the date of the demand. We are not obligated, however to effect more than one demand registration in any given six-month period and holders are limited to 12 demand notices in the aggregate over the term of the Registration Rights Agreement. The demanding holder or holders may abandon or withdraw any demand, and cause us to abandon or withdraw any registration statement filed in respect thereof, and such demand will not count against the foregoing limit. Holders also have certain piggyback registration rights with respect to both Company-initiated registrations and registrations initiated by other stockholders, including holders effecting a demand under the Registration Rights Agreement. We also agreed in the Registration Rights Agreement not to grant, without the consent of the holders of a majority of the then-outstanding registrable securities, any registration or similar rights with priority over those of the holders under the Registration Rights Agreement.

We are obligated to pay all Company and holder expenses incurred in connection with registrations under the Registration Rights Agreement and the reasonable fees and expenses of one counsel for all holders participating in a given registration. The holders will, however, bear their own selling expenses, including any underwriting discounts and commissions. The Registration Rights Agreement does not provide for the payment of any consideration by us to any holders of registrable securities if a registration statement is not declared effective or if the effectiveness is not maintained. A holder of registrable securities may transfer its registration rights under the Registration Rights Agreement only to affiliates or with our written consent. Securities cease to be registrable securities on the date such securities are disposed of pursuant to an effective registration statement or pursuant to Rule 144 or any similar provision then in effect. A holder’s registration rights will terminate on the first to occur of the date on which the holder no longer beneficially owns any registrable securities and the date on which all of such holder’s registrable securities may be sold in a single sale pursuant to Rule 144 without any limitation as to volume or manner of sale limitations, provided that the Registration Rights Agreement will terminate as to all securities and all parties on September 4, 2029.

The foregoing summary of the Registration Rights Agreement is not complete and is subject in its entirety to the complete text of the agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

We believe that    outstanding shares of common stock and    shares of common stock issuable upon the exercise of warrants will be entitled to these registration rights following the completion of this offering, all of which are held by affiliates. Shares registered with the SEC pursuant to these registration rights will be eligible for sale in the public markets. However, the underwriting agreement prohibits us from filing any registration statement for a period of 180 days after the date of this prospectus without the prior consent of the representatives. Shares registered with the SEC pursuant to these registration rights will be eligible for sale in the public markets, as described in this section, subject to the lock-up agreements described above and in the section titled “Underwriting.”

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a discussion of the U.S. federal income tax considerations generally applicable to the ownership and disposition of shares of our common stock acquired pursuant to this offering by a Non-U.S. Holder (as defined below). This discussion is based on the Code, Treasury regulations promulgated thereunder, laws, administrative rulings and judicial decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to varying interpretations, which could result in U.S. federal income tax consequences different from those described below. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). This discussion applies only to shares of common stock that are held as capital assets for U.S. federal income tax purposes (generally, property held for investment).

This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•	tax-exempt organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons who own, or are deemed to own, more than five percent of our capital stock;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; or

•	persons required to accelerate the recognition of any item of gross income with respect to our common stock as a result of such income being recognized on an applicable financial statement.

If a partnership (including an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner, member or other beneficial owner in such partnership or other pass-through entity will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership or other pass-through entity and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership or other pass-through entity holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock.

We have not sought, and will not seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or judicial decisions will not adversely affect the accuracy of the statements in this discussion. You should consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that is an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes), trust or estate that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS THE APPLICATION OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions of cash or property that we make with regard to our common stock (other than certain pro rata distributions of our stock) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder of our common stock that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a duly completed and properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. If the amount of a distribution exceeds our current or accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of a Non-U.S. Holder’s tax basis in its shares of our common stock, and thereafter will be treated as capital gain from the sale or exchange of the Non-U.S. Holder’s shares of common stock taxable as described below under “—Sale or Disposition of Common Stock.” A Non-U.S. Holder that does not timely furnish the required documentation, but is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable U.S.

federal income tax rates. In order for its effectively connected dividends to be exempt from the withholding tax described above, a Non-U.S. Holder will be required to provide a duly completed and properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends received by a Non-U.S. Holder that is a corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale or Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon the sale, exchange or other taxable disposition of shares of our common stock, unless such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States; (ii) such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held shares of our common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a Non-U.S. Holder that did not own (directly, indirectly or constructively) more than 5% of our common stock at any time during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is regularly traded on an established securities market.

An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition and meets certain other conditions is taxed on its gains (including gains from the disposition of our common stock and net of applicable U.S. source losses from dispositions of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder for whom gain recognized on the disposition of our common stock is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder within the United States generally will be taxed on any such gain on a net income basis at applicable U.S. federal income tax rates and, in the case of a Non-U.S. Holder that is a foreign corporation, the branch profits tax discussed above generally may also apply.

Backup Withholding and Information Reporting Requirements

Payments of distributions on our common stock generally will not be subject to backup withholding (currently 24%), provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a U.S. person and the Non-U.S. Holder either certifies its Non-U.S. status, such as by furnishing a duly completed and properly executed IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption.

However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each Non-U.S. Holder should consult its tax advisor regarding the application of the information reporting rules and backup withholding to it.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury regulations promulgated hereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury regulations or other official guidance may modify these requirements.

Under the applicable Treasury regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Proposed regulations issued by the U.S. Department of the Treasury (the preamble to which specifies that taxpayers may rely on them pending finalization) would eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. There can be no assurance that the proposed regulations will be finalized in their present form. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

UNDERWRITING

Barclays Capital Inc. and Goldman Sachs & Co. LLC are acting as the representatives (“Representatives”) of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement to which this prospectus forms a part, with respect to the shares being offered, each of the underwriters named below has severally agreed to purchase from the Company the aggregate number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Goldman Sachs & Co. LLC
Evercore Group L.L.C.
Piper Sandler & Co.
Raymond James & Associates, Inc.
BMO Capital Markets Corp.
Stephens Inc.
Janney Montgomery Scott LLC
Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the certain conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following tables summarize the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the Company for the shares of common stock to be sold thereby.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The Representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $     per share. If all the shares of common stock are not sold at the initial offering price following the initial offering, the Representatives may change the offering price and other selling terms. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The expenses of the offering that are payable by us are estimated to be approximately $    (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. (“FINRA”) in an amount of up to $  , as set forth in the underwriting agreement.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of     shares of common stock from us at the offering price less underwriting discounts and commissions. This option may be exercised solely to the extent the underwriters sell more shares of common stock than the shares set out above in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares of common stock based on the underwriter’s percentage underwriting commitment in this offering as indicated in the above table.

Lock-Up Agreements

We, all of our directors and executive officers, and the holders of substantially all of our outstanding shares of common stock have agreed, subject to certain limited exceptions, that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc. and Goldman Sachs & Co. LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock or interests, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock or interests, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock, interests or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or confidentially submit or cause a registration statement to be publicly filed or confidentially submitted, including any amendments thereto, with respect to the registration of any shares of common stock, interests or securities convertible into or exercisable or exchangeable for common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

The Representatives, in their sole discretion, may release shares of the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, the Representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of our company, the Representatives will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver in accordance with any method permitted by applicable law or regulation (which may include a press release), except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial offering price will be negotiated between the Representatives and us. In determining the initial offering price of our common stock, the Representatives consider, among other prevailing factors:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The Representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the Representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing

We intend to apply to list shares of our common stock on the NYSE under the symbol “ROTR.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the issuer or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the issuer or any of the underwriters to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of shares issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (FinSA) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contract (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification - Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Austin, Texas.

EXPERTS

The financial statements of PHI Group, Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We intent to file with the SEC a registration statement on Form S-1, including exhibits, of which this prospectus forms a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits thereto. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits thereto. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete and you should refer to the exhibits attached to or incorporated by reference into the registration statement for copies of the actual contract, agreement or other document. Our SEC filings, including the registration statement of which this prospectus forms a part and the exhibits thereto, are available to you for free on the SEC’s website at www.sec.gov.

Upon consummation of this offering we will become subject to the informational and reporting requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect these reports and other information without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by our independent registered public accounting firm.

PHI GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	June 30, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	$72,384	$61,166
Short-term investments	12,682	6,287
Accounts receivable, net
Trade, net	248,436	224,627
Other, net	5,451	5,878
Inventories of spare parts	48,055	43,047
Prepaid expenses and other current assets	9,326	7,026
Assets held for sale	551	551

Total current assets	396,885	348,582
Property and equipment, net	239,125	241,293
Right-of-use assets	83,068	87,904
Restricted cash and cash equivalents	1,744	1,913
Deferred income taxes	6,602	15,434
Intangible assets, net	6,419	7,433
Other assets	16,362	8,804

Total assets	$750,205	$711,363

LIABILITIES & SHAREHOLDERS’ EQUITY:
Accounts payable	54,660	51,103
Accrued and other current liabilities	47,394	52,702
Current portion of operating lease liabilities	23,062	22,054
Current portion of finance lease liabilities	321	92
Current maturities of long-term debt	4,521	4,000

Total current liabilities	129,958	129,951
Long-term debt	15,964	18,315
Deferred income taxes	6,853	1,202
Long-term operating lease liabilities	60,834	68,347
Long-term finance lease liabilities	426	157
Unrecognized tax benefits	12,868	15,421
Other long-term liabilities	5,578	5,155

Total liabilities	$232,481	$238,548

COMMITMENTS AND CONTINGENCIES (NOTE 18)
SHAREHOLDERS’ EQUITY
Voting common stock—par value of $0.001; 100,000,000 shares authorized, 24,130,912 and 24,356,577 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	25	24
Additional paid-in capital	438,922	427,795
Treasury stock	(27,842)	(9,855)
Accumulated other comprehensive income	(1,031)	669
Retained earnings	107,650	54,182

Total shareholders’ equity	$517,724	$472,815

Total liabilities and shareholders’ equity	$750,205	$711,363

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHI GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Six Months Ended June 30,
	2023	2022
Operating revenues—net	$428,398	$357,830
Operating expenses:
Direct expenses	334,522	303,171
Selling, general and administrative	45,484	37,035
Impairment of assets	2	12
Gain on vendor claims, insurance and warranty	(14,399)	(965)
Loss (gain) on disposal of assets	689	(232)
Equity in loss (income) of unconsolidated affiliate	29	(164)

Operating income	62,071	18,973
Interest expense	1,298	840
Other income—net	(12,071)	(6,119)

Income before income taxes	72,844	24,252
Income tax expense	19,487	4,514

Net income	$53,357	$19,738

Earnings per share:
Basic	$1.77	$0.63

Diluted	$1.73	$0.62

Weighted average common shares outstanding
Basic	30,181	31,261

Diluted	30,790	31,661

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHI GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Six Months Ended June 30,
	2023	2022
Net income	$53,357	$19,738
Currency translation adjustments	(1,911)	(4,496)
Unrealized gain on available-for-sale securities	211	10

Total comprehensive income	$51,657	$15,252

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHI GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Shares Outstanding	Par Value	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders’ Equity
Balance at December 31, 2021	24,623	$24	—	$424,822	$5,044	$(3,612)	$426,278
Net income	—	—	—	—	—	19,738	19,738
Stock-based compensation	—	—	—	1,270	—	—	1,270
Stock-based compensation expense for issuance of common stock	500	1	—	5,939	—	—	5,940
Dividend rights forfeited by RSU holders	—	—	—	—	—	132	132
Treasury stock purchase (1)	(755)	(1)	(9,258)	—	—		(9,259)
Purchase of creditor warrants (1)	—	—	—	(5,276)	—	—	(5,276)
Conversion of warrants into common stock	47	—	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	—	10	—	10
Currency translation adjustment	—	—	—	—	(4,496)	—	(4,496)

Balance at June 30, 2022	24,415	$24	$(9,258)	$426,755	$558	$16,258	$434,337

Balance at December 31, 2022	24,357	$24	$(9,855)	$427,795	$669	$54,182	$472,815
Net income	—	—	—	—	—	53,357	53,357
Dividend rights forfeited by RSU holders	—	—	—	—	—	111	111
Stock-based compensation expense for issuance of common stock	850	1		10,200	—	—	10,201
Stock-based compensation	—	—	—	927	—	—	927
Tender offer(1)	(1,076)	—	(17,987)	—	—	—	(17,987)
Unrealized gain on available-for-sale securities					211		211
Currency translation adjustment	—	—	—	—	(1,911)	—	(1,911)

Balance at June 30, 2023	24,131	$25	$(27,842)	$438,922	$(1,031)	$107,650	$517,724

(1)	See Note 21 for further information into treasury stock purchase, and creditor warrant purchase and tender offer.

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHI GROUP, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$53,357	$19,738
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,730	25,950
Asset impairment charges	2	12
Stock-based compensation	11,127	7,209
Deferred income tax expense	14,397	627
Gain on vendor claims, insurance and warranty	(9,727)	(965)
(Gain) loss on disposal of assets	689	(232)
Equity in (income) loss of unconsolidated affiliate	29	(164)
Provision for inventory valuation reserves	1,306	787
Changes in operating assets and liabilities:
Increase in accounts receivable	(24,418)	(25,813)
Increase in inventories of spare parts	(6,355)	(6,864)
Increase in prepaid expenses and other current assets	(2,341)	(1,008)
Increase in other non-current assets	(8,904)	(1,072)
Decrease in accounts payable and accrued liabilities	(2,946)	(6,901)
Decrease in other non-current liabilities	(2,568)	(3,566)

Net cash from operating activities	51,378	7,738

Cash flows from investing activities:
Capital expenditures	(18,541)	(20,337)
Proceeds from asset dispositions	—	750
Purchase of short-term investments	(12,500)	(15,000)
Maturities of short-term investments	6,257	—
Proceeds from insurance settlements	4,704	965

Net cash used in investing activities	(20,080)	(33,622)

Cash flows from financing activities:
Share and creditor warrant purchases	(17,987)	(14,535)
Deferred financing costs	—	(220)
Principal payments on PNC term loan	(2,000)	(2,750)

Net cash used in financing activities	(19,987)	(17,505)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(262)	(100)

Net change in cash and cash equivalents and restricted cash	11,049	(43,489)
Cash and cash equivalents and restricted cash at beginning of period	63,079	64,976

Cash and cash equivalents and restricted cash at end of period	$74,128	$21,487

Supplemental disclosure of cash flow information:
Cash paid for interest	$795	$580

Cash paid for income taxes	$893	$1,893

Supplemental disclosure of non-cash investing and financing activities
Other current liabilities and accrued payables related to purchase of property	$3,279	$1,773

Unrealized gain on available-for-sale securities	$211	$10

Reconciliation of cash and cash equivalents and restricted cash and cash equivalents
Cash and cash equivalents	$72,384	$61,166
Restricted cash and cash equivalents	1,744	1,913

Total cash and cash equivalents and restricted cash and cash equivalents	$74,128	$63,079

The accompanying notes are an integral part of these condensed consolidated financial statements.

PHI GROUP, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts or as otherwise indicated)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

PHI Group, Inc. and its subsidiaries (the “Company”) provides air medical transportation services for hospitals and emergency service agencies, transportation services to, from, and among offshore facilities for customers engaged in the oil and gas exploration, development, and production industry, as well as aircraft maintenance and repair services in North America to third parties.

Basis of Presentation—The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”) that permit reduced disclosure for interim periods. The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes for the year ended December 31, 2022. These condensed consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited; however, in the opinion of management such financial statements reflect all adjustments, consisting solely of normal recurring adjustments, and normal accruals necessary for a fair presentation of the Company’s financial position and results for the interim periods presented. The results of operations for the periods presented are not necessarily indicative of the results that might be expected for the current year or future periods. All intercompany accounts and transactions have been eliminated in consolidation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Besides the following, there have been no significant changes from the significant accounting policies disclosed in Note 2 of the “Notes to Condensed Consolidated Financial Statements” included in the consolidated financial statements and notes as of and for the year ended December 31, 2022.

Recently Adopted Accounting Pronouncements—In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update “ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”), which revises the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. In November 2019, FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which deferred the effective date of ASU 2016-13 for non-public filers to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Effective January 1, 2023, the Company adopted the new standard using the modified retrospective method for all financial assets in scope. The adoption did not have a material impact on the Company’s financial statements and related disclosures.

Under Topic 326, the Company utilizes the loss-rate method to determine current expected credit loss for PHI Health accounts receivable. In that estimation process, the Company assesses historical collections, write offs, trends in payors behavior, current economic conditions and other pertinent factors. The allowance for doubtful accounts for the segments other than PHI Health is established based on reviews of recent loss experience, current economic conditions, as well as our relationships with, and the economic status of our partners and customers. Accounts receivable are charged off when the Company deems amounts to be uncollectible.

Changes in the allowance for doubtful accounts for the periods presented were as follows:

	Balance as of December 31, 2022	Impact of adopting ASC 326	Additions Charged to Costs and Expenses	Deductions (1)	Balance as of June 30, 2023
Allowance for doubtful accounts	$3,666	$—	$19	$(581)	$3,104
Allowance for air medical	423,080	—	555,939	(580,096)	398,923

	Balance as of January 1, 2022	Impact of adopting ASC 326	Additions Charged to Costs and Expenses	Deductions (1)	Balance as of June 30, 2022
Allowance for doubtful accounts	$3,673	$—	$—	$(10)	$3,663
Allowance for air medical	294,247	—	550,587	(482,851)	361,983

(1)

Deductions from provisions represent losses or expenses for which the respective provisions were created. In the case of the provision for contractual discounts and uncompensated care, such deductions are reduced by recoveries of amounts previously written off.

3.	SHORT-TERM INVESTMENTS

The following table summarizes the amortized cost and estimated fair value of the Company’s U.S. Treasury securities which are considered to be available-for-sale investments and were included in short-term investments on the condensed consolidated balance sheets:

	June 30, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Bills	$12,500	$182	$—	$12,682

	$12,500	$182	$—	$12,682

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury Bills	$6,257	$30	$—	$6,287

	$6,257	$30	$—	$6,287

Certain short-term securities with original maturities of less than 90 days are included in cash and cash equivalents on the condensed consolidated balance sheets and are not included in the table above. As of June 30, 2023 and December 31, 2022, all short-term investments had contractual maturities within one year.

4.	FAIR MARKET MEASUREMENTS

The following tables present information about the Company’s financial assets measured at fair value at June 30, 2023 and December 31, 2022:

	June 30, 2023
Assets:	Total	Level 1	Level 2	Level 3
Cash equivalents:
U.S. Treasury Bills	$2,530	$2,530	—	—
Short-term investments:
U.S. Treasury Bills	12,682	12,682	—	—

Total assets	$15,212	$15,212	—	—

	December 31, 2022
Assets:	Total	Level 1	Level 2	Level 3
Cash equivalents:
U.S. Treasury Bills	$5,016	$5,016	—	—
Short-term investments:
U.S. Treasury Bills	6,287	6,287	—	—

Total assets	$11,303	$11,303	—	—

The Company classifies its U.S. Treasury securities as Level 1 assets under the fair value hierarchy as these assets have been valued using quoted market prices in active markets without any valuation adjustment. During the six months ended June 30, 2023 and the year ended December 31, 2022, there were no transfers between levels.

5.	INVESTMENT IN VARIABLE INTEREST ENTITY

Variable Interest Entity—The Company accounts for its investment in PHI Century Limited (“PHIC”) as a variable interest entity, which is defined as an entity that either (a) has insufficient equity to permit the entity to finance its operations without additional subordinated financial support or (b) has equity investors who lack the characteristics of a controlling financial interest. As of June 30, 2023 the Company had a 49% investment in the common stock of PHIC, a Ghanaian entity. The Company acquired the 49% interest on May 26, 2011, PHIC’s date of incorporation. The purpose of PHIC is to provide flight services in Ghana and the West African region. Due to the fact that the Company is not the primary beneficiary, the investment in PHIC is accounted for in accordance with the equity method of accounting. For the six months ended June 30, 2023 and 2022 the Company recorded an immaterial loss and a gain of $0.2 million, respectively, from its 49% equity ownership. The Company had $1.2 million and $1.1 million of trade receivables from PHIC as of June 30, 2023 and December 31, 2022, respectively. The Company’s investment in the common stock of PHIC is included in other assets on the condensed consolidated balance sheets and was $3.1 million and $3.2 million as of June 30, 2023 and December 31, 2022, respectively.

6.	PROPERTY AND EQUIPMENT, NET

The following table summarizes the Company’s property and equipment:

	June 30, 2023	December 31, 2022
Flight equipment	$331,553	$329,834
Facility & improvements	12,721	9,047
Operating equipment	12,439	10,591
Data processing equipment	10,943	9,729
Vehicles	1,523	1,145
Medical equipment	6,820	6,466
Work-in-progress	12,202	6,253

	388,201	373,065
Less: accumulated depreciation	(149,076)	(131,772)

Property and equipment, net	$239,125	$241,293

Depreciation expense related to property and equipment for the six months ended June 30, 2023 and 2022 was $25.3 million and $23.5 million, respectively. These amounts are reported within Direct expenses and selling, general, and administrative expenses in the condensed consolidated statements of operations. For the six months ended June 30, 2022, the Company sold one heavy aircraft. Cash proceeds for the sale of this aircraft and additional spare parts totaled $0.8 million, resulting in a net gain of $0.2 million recorded within gain on disposal of assets on the condensed consolidated statements of operations. This aircraft no longer met the Company’s strategic needs. No aircraft were sold during the six months ended June 30, 2023.

7.	INTANGIBLE ASSETS, NET

The Company’s intangible assets consist of the following:

	June 30, 2023				December 31, 2022
	Gross Amount	Accumulated Amortization	Impairment of Assets	Net Carrying Value	Gross Amount	Accumulated Amortization	Impairment of Assets	Net Carrying Value
Tradenames	$14,383	$(7,964)	$—	$6,419	$14,383	$(6,950)	$—	$7,433

Total	$14,383	$(7,964)	$—	$6,419	$14,383	$(6,950)	$—	$7,433

Amortization expense related to intangible assets for both the six months ended June 30, 2023 and 2022 was $1.0 million. These amounts are reported as Direct expenses in the condensed consolidated statements of operations. The following table summarizes estimated future amortization expense of intangible assets, net for the years ending December 31:

2023 (remainder of year)	$1,018
2024	2,036
2025	2,036
2026	1,329

Total future amortization of intangible assets	$6,419

8.	OTHER ASSETS

The following table summarizes the Company’s other assets:

	June 30, 2023	December 31, 2022
Investment in unconsolidated affiliate	$3,122	$3,152
Deferred mobilization & contract costs	4,250	2,315
Other deferred costs	8,024	2,360
Noncurrent receivables	966	977

	$16,362	$8,804

9.	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consist of the following:

	June 30, 2023	December 31, 2022
Accrued salaries & wages	$8,732	$9,493
Accrued employee bonuses	5,971	5,287
Accrued vacation costs	10,939	10,820
Other employee-related accrued liabilities	8,847	10,835
Accrued non-income taxes	3,796	3,355
Deferred revenue—current	3,829	4,208
Advance payment on insurance policy	511	5,093
Income taxes payable	2,702	2,566
Other	2,067	1,045

Total accrued and other current liabilities	$47,394	$52,702

10.	DEBT

Listed below is information regarding the Company’s indebtedness. As of June 30, 2023, $16.7 million of the Company’s indebtedness was classified as long-term debt and $4.5 million as short-term debt on the condensed consolidated balance sheet. As of December 31, 2022, $19.3 million of the Company’s indebtedness was classified as long-term debt and $4.0 million as short-term debt on the condensed consolidated balance sheet.

	June 30, 2023		December 31, 2022
	Principal	Unamortized Debt Issuance Costs and Discount	Principal	Unamortized Debt Issuance Costs and Discount
Term loan	$21,250	$765	$23,250	$935
Total indebtedness	21,250	765	23,250	935
Less: current maturities	(4,521)	—	(4,000)	—

Total long-term debt	$16,729	$765	$19,250	$935

Listed below is information on the future annual maturities of debt as of June 30, 2023:

2023 (remainder of year)	$2,000
2024	5,563
2025	13,687

Total	$21,250

PNC Term Loan and Revolving Credit Agreement—On October 2, 2020, the Company entered into a Revolving Credit and Term Loan Agreement. The credit agreement is comprised of a $35.0 million term loan and a $55.0 million revolving credit facility. The revolving credit facility is reduced by the amount of outstanding letters of credit. As of June 30, 2022, there was no amount outstanding on the revolver. Quarterly loan repayments were required on the term loan beginning January 1, 2021, with the quarterly payments equal to 5% of the principal amount, or $1.75 million, through the life of the term loan with a 40% balloon payment at maturity. The Company used the proceeds with its available cash to pay off its then-existing term loan agreement. Through April 6, 2022, at the Company’s election, borrowings under the term loan bear interest at either the LIBOR rate, plus 4% or the base commercial lending rate as determined by PNC (“Base rate”) plus 3%. The term loan is secured by a first lien on United States based aircraft collateral with a total net book value of approximately $86.6 million as of June 30, 2023. Through April 6, 2022, at the Company’s election, borrowings under the revolver bear drawn interest at either the LIBOR rate, plus 3.5% or the Base rate plus 2.5%. The facility fee under the revolving credit facility is 0.50% per annum on the undrawn balance of the facility. The revolver is secured by a first lien on the Company’s domestic accounts receivable and inventory. The credit agreement contains certain customary negative covenants that, among other things, restricted, subject to certain exceptions, the Company’s and each guarantor’s incurrence of additional indebtedness or liens, mergers, dispositions of assets, investments, restricted payments (including dividends), modifications to material agreements, sale and leasebacks, transactions with affiliates, fundamental changes, locations of certain aircraft and acquisitions of assets. Restrictions on dividend payments, among other items, primarily constrained by availability of excess cash on hand, fixed charge coverage ratio, undrawn amount on revolving credit facility, and events of default. In addition, the term loan agreement includes a fixed charge coverage ratio covenant of not less than 1.10 to 1, which the Company was in compliance with as of June 30, 2023.

On April 7, 2022, the Company executed an amendment with PNC with respect to the PNC Term Loan and Revolving Credit Agreement. The amendment extended the term of the term loan and revolving credit facility from October 2, 2023 to October 2, 2025. The amendment increased the availability under the revolving credit facility from $55.0 million to $75.0 million and such availability is offset by any outstanding letters of credit. The amendment resulted in no change to the term loan amount available, however, the loan quarterly principal payments decreased from $1.75 million to $1.0 million, beginning with the April 2022 payment through January 1, 2024 then increases to $1.5 million per quarter thereafter. The amended agreement increased advance rates against eligible borrowing base collateral and allows the Company to use up to $25.0 million domestic cash as eligible borrowing base collateral. As of April 7, 2022, borrowings under the amended term loan bear interest at the Secured Overnight Financing Rate (“SOFR”), plus the SOFR credit spread, plus 3%. As of April 7, 2022, borrowings under the amended revolver bear drawn interest at the SOFR rate, plus SOFR credit spread, plus 2.5%. The facility fee under the amended revolving credit facility is 0.32% per annum on the undrawn balance of the revolver facility. The amended credit agreement did not result in a change to certain customary negative covenants. For the six months ending June 30, 2023 and 2022, the PNC Term Loan and Revolving Credit Agreement resulted in interest expenses in the amount $1.0 million and $0.5 million respectively.

Letter of Credit—At June 30, 2023 and December 31, 2022, the Company had $1.7 million and $1.9 million of outstanding letters of credit, respectively, secured by a like amount of restricted cash, all of which secured certain domestic operations or insurance policies.

11.	REVENUE

The following table presents the Company’s revenues disaggregated by type:

	Six Months Ended June 30,
	2023	2022
Operating Revenue—net:
Oil and Gas Services
PHI Americas	$155,556	$144,399
PHI International	85,548	72,787
Air Medical Services
PHI Health	187,294	140,644

Total operating revenue—net	$428,398	$357,830

PHI Americas and PHI International Revenue Recognition—The Company provides helicopter services to oil and gas customers operating in the Gulf of Mexico and several foreign countries. Revenues are recognized as services are rendered and performance obligations are satisfied over time in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered. The Company also provides helicopter repair and overhaul services for customers that own their own aircraft, which are generally performed under contracts with agreed-upon rates for labor and materials, for which revenues are recognized as the related services are performed. The revenues generated by helicopter repair and overhaul services are not material to the condensed consolidated results of operations. The Company further offers certain software as a service to the Company’s oil and gas customers which was not material during the six months ended June 30, 2023 and 2022. Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered.

PHI Health Revenue Recognition—The Company provides helicopter services to hospitals and emergency service providers in several U.S. states, or to individual patients in the U.S. in which case the Company is paid by either a commercial insurance company, federal or state agency, or the patient. PHI Health operates primarily under the independent provider model and, to a lesser extent, under the traditional provider model. Revenues related to the independent provider model services are recorded in the period in which the Company satisfies the performance obligations under contracts by providing services to customers based upon established billing rates net of contractual allowances under agreements with third-party payors and net of uncompensated care allowances. These amounts are due from patients, third-party payors (including health insurers and government programs), and others and includes variable consideration for retroactive revenue adjustments due to settlement of audits, reviews, and investigations. Generally, the Company bills the patients and third-party payors several days after the services are performed. Revenues generated under the traditional provider model are recognized as performance obligations satisfied over time in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled in exchange for services rendered.

PHI Americas and PHI International Performance Obligations—A performance obligation arises under contracts with customers to render services and is the unit of account under FASB Accounting Standards Codification 606 (“Topic 606”). Under the Company’s oil and gas contracts, the Company provides an integrated service which includes the provision of one or more specified model of helicopter that is readily available, the requisite flight crews, operating and service bases and other ancillary services and equipment needed to execute flights at the customers’ direction. Within this contract type for helicopter services, the Company determined that each contract has a single distinct performance obligation, the provision of helicopter transportation services, because none of the individual goods or services included in the Company’s integrated services are distinct within the context of the Company’s contracts. Operating revenue is derived mainly from fixed-term contracts with customers, a substantial portion of which are competitively bid. A small portion of this revenue is derived from providing services on an “ad-hoc” basis. The Company’s fixed-term contracts typically have original terms of one to ten years (subject to provisions permitting early termination on relatively short notice by the customers with little or no financial penalty), with payment in U.S. dollars. The Company accounts for services rendered separately if they are distinct and the services are separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s contracts typically include a fixed monthly rate for a particular model of aircraft and an incremental rate based on hours flown, which represents the variable component of a typical contract with a customer. Rates for these services vary depending on the type of services provided and can be based on a per flight hour, per day, or per month basis. The Company also provides services to clients on an “ad hoc” basis, which usually entails a shorter contract notice period and duration. The charges for ad hoc services are based on an hourly rate or a daily or monthly fixed fee plus additional fees for each hour flown. The nature of the variable charges within the Company’s flight services contracts are not effective until a customer-initiated flight order and the actual hours flown are determined. A contract’s standalone selling prices are determined based upon the prices that the Company charges for services rendered.

The Company has determined that its oil and gas contracts contain both lease and non-lease components and that the period of use under these contracts is generally the duration of the individual flights provided to customers as this is the period during which the customers control the use of the Company’s helicopters. Therefore, the Company generally recognizes revenue under these customer contracts utilizing flight hours as the measure of output. Revenue is recognized in proportion to total flight hours flown as compared to total expected flight hours over the contract term, which the Company believes represents a faithful depiction of the transfer of services to its customers as the Company believes this measure most meaningfully reflects the value that has been transferred to its customers over the contract term. Since most of the Company’s contracts contain termination for convenience provisions that include short notice periods without significant financial penalty, the amount of revenue the Company recognizes is typically consistent with the amount the Company invoices to its customers monthly which results in substantially the same revenue recognition as allocating the monthly fixed fee and hourly rates to flight hours. The Company typically invoices customers on a monthly basis for revenues earned during the prior month, with payment terms of 30 to 60 days. The Company’s customer arrangements do not contain any significant financing component for customers.

PHI Health Performance Obligations—Performance obligations are determined based upon the nature of the services provided. Under the independent provider model, the Company measures the performance obligation from the moment a patient is loaded into the aircraft until destination is reached. Under this model, the Company has no fixed revenue stream and compete for transport referrals daily with other independent operators in the area. As an independent provider, the Company bills for its services on the basis of a flat rate plus a variable charge per patient-loaded mile, regardless of aircraft model, and are typically compensated by private insurance, Medicaid or Medicare, or directly by transported patients who self-pay. The Company recognizes revenues for performance obligations satisfied at a point in time, which generally relate to patients receiving services when: (1) services are provided; and (2) the Company does not believe the patient requires additional services. For the independent provider model, the Company determines the transaction price based upon gross charges for services provided, reduced by contractual adjustments provided to third-party payors, discounts provided to uninsured patients in accordance with Company policy, and/or implicit price concessions provided to uninsured patients. The Company determines estimates of contractual adjustments and discounts based upon contractual agreements, its discount policy, and historical experience. In assessing collectability, the Company has elected the portfolio approach as a practical expedient. This portfolio approach is being used as the Company has large volume of similar contracts with similar classes of customers. The Company reasonably expects that the effect of applying a portfolio approach to a group of contracts would not differ materially from considering each contract separately. Management’s judgment to group the contracts by portfolio is based on the payment behavior expected in each portfolio category. As a result, aggregating all of the contracts (which are at the patient level) by the particular payor or group of payors, will result in the recognition of the same amount of revenue as applying the analysis at the individual patient level. The Company groups its revenues into categories based on payment behaviors. Each component has its own reimbursement structure which allows the Company to disaggregate the revenue into categories that share the nature and timing of payments.

Under the traditional provider model, the Company contracts directly with the customer to provide their transportation services. These contracts are typically awarded or renewed through competitive bidding and typically permit early termination by the customer on relatively short notice. As a traditional provider, the Company typically bills a fixed monthly rate for aircraft availability and an hourly rate for flight time. For each of these types of helicopter services, the Company has determined that each has a single distinct performance obligation. Traditional provider model services include a fixed monthly rate for a particular model of aircraft, and flight hour services, which represents the variable component of a typical contract with a customer. Rates for these services vary depending on the type of services provided and can be based on a per flight hour, per day, or per month basis. The variable charges within such contracts are not effective until the customer initiates a flight order and the actual hours flown are determined; therefore, the associated revenue generally cannot be reasonably and reliably estimated beforehand. For the traditional provider model, the Company determines the transaction price based upon standard charges for goods and services provided.

Independent provider revenues are recorded net of contractual allowances under agreements with third-party payors and estimated uncompensated care at the time the services are provided. Contractual allowances and uncompensated care are estimated based on historical collection experience by payor category (consisting mainly of private insurance, Medicaid, Medicare, and self-pay). The allowance percentages calculated are applied to the payor categories, and the necessary adjustments are made to the revenue allowance. Agreements with third-party payors typically provide for payments at amounts less than established charges.

The Company estimates contractual allowances and uncompensated care based on historical collection experience by payor category. The main payor categories are Medicaid, Medicare, private insurance, and self-pay. Changes in payor mix, reimbursement rates and uncompensated care rates are the factors most subject to sensitivity and variability in calculating its allowances. The Company computes a historical payment analysis of accounts by category. The allowance percentages calculated are applied to the payor categories, and the necessary adjustments are made to the revenue allowance.

In determining the allowance estimates for PHI Health’s billing, receivables and revenue, the Company utilizes a historical period of payment history and current trends in payor behavior by each separate payor group, which the Company evaluates on a state-by-state basis. A percentage of amounts collected compared to the total invoice is determined from this process and applied to the current month’s billings and receivables. Self-pay accounts are typically reserved at more than 99% of gross charges. Receivables aged more than one year are regularly scrutinized for collectability in order to determine whether or not an additional allowance is warranted.

Provisions for contractual discounts and estimated uncompensated care that the Company applied to PHI Health revenues (expressed as a percentage of total independent provider model billings) were as follows:

	Six Months Ended June 30,
	2023	2022
Provision for contractual discounts	70%	73%
Provision for uncompensated care	7%	9%

Included in the allowance for uncompensated care above is the value of services to patients who are unable to pay when it is determined that they qualify as charity care and the cost of providing this charity service was:

	Six Months Ended June 30,
	2023	2022
Value for charity services	$4,427	$3,657
Cost for providing charity services	750	616

The estimated costs of providing charity services are based on a calculation that applies a ratio of costs to the charges for uncompensated charity care. The ratio of costs to charges is based on the PHI Health independent provider model’s total expenses divided by gross patient service revenue. Revenues attributable to private insurance, Medicare, Medicaid and self-pay as a percentage of net PHI Health independent provider model revenues were as follows:

	Six Months Ended June 30,
	2023	2022
Insurance	75%	70%
Medicare	18%	23%
Medicaid	5%	7%
Self-pay	2%	0%

Contract assets were $1.5 million and $0.5 million as of June 30, 2023 and December 31, 2022. Contract liabilities were immaterial as of June 30, 2023 and December 31, 2022.

12.	STOCK-BASED COMPENSATION

Compensation expense for the stock-based plans for the six months ended June 30, 2023 and 2022 was $11.1 million, which includes $10.2 million stock compensation expense for an award of 850,000 shares of common stock granted to 5 Essex, LLC for the Company’s CEO’s services, and $7.2 million, which includes $5.9 million stock compensation expense for an award of 500,000 shares of common stock granted to 5 Essex, LLC for the Company’s CEO’s services, respectively, and was recorded as a component of Selling, general and administrative expense on the condensed consolidated statements of operations. 5 Essex, LLC is an affiliate of Q Investments, a greater than 5% stockholder.

13.	STOCK WARRANTS

As of June 30, 2023 and 2022, warrants to purchase 5,266,355 and 7,377,112 shares of common stock, respectively were outstanding. The warrants outstanding as of June 30, 2023 consist of certain credit warrants exercisable for one share of common stock (“Unadjusted Creditor Warrants”) and certain creditor warrants exercisable for 1.25 shares of common stock (“Adjusted Creditor Warrants” and, together with the Unadjusted Creditor Warrants, the “Creditor Warrants”), each of which is exercisable at a price per share of $0.001. The warrants outstanding as of June 30, 2022 consist of Creditor Warrants and certain equity warrants exercisable for one share of common stock. The warrants do not convey any voting privileges or claims on dividends declared until they are exercised into common stock by the holder.

	Creditor Warrants Exercisable for 1 Share of Common Stock	Creditor Warrants Exercisable for 1.25 Shares of Common Stock	Equity Warrants Exercisable for 1 Share of Common Stock
Outstanding at January 1, 2023	1,813,737	3,100,580	—

Warrant repurchases	(290,178)	(106,343)	—

Outstanding at June 30, 2023	1,523,559	2,994,237	—

Outstanding at January 1, 2022	1,846,414	3,456,596	1,687,650
Warrants exercised	(32,677)	(11,492)	—
Warrant repurchases	—	(344,524)	—

Outstanding at June 30, 2022	1,813,737	3,100,580	1,687,650

14.	LEASES

Overview—The Company leases certain aircraft, facilities, and equipment used in its operations. The related lease agreements, which include both non-cancelable and month-to-month terms, generally provide for fixed monthly rentals, and certain real estate leases also include renewal options. The Company generally pays all insurance, taxes, and maintenance expenses associated with these leases, and these costs are not included in the lease liability and are recognized in the period in which they are incurred.

Total operating lease expense for the six months ended June 30, 2023 and 2022 was $20.7 million and $13.8 million, respectively.

Total short term operating lease expense for the six months ended June 30, 2023 and 2022 was $7.3 million and $4.0 million, respectively.

Total finance lease expense was immaterial for the six months ended June 30, 2023 and 2022.

There were no asset impairments for leased helicopters during the six months ended June 30, 2023 and 2022.

Leases as of June 30, 2023 were as follows:

	June 30, 2023
	Operating	Finance	Total
Lease right-of-use-assets	$82,467	$601	$83,068

Lease right-of-use-assets, net	$82,467	$601	$83,068

Current portion of lease liabilities	$23,062	$321	$23,383
Lease liabilities	60,834	426	61,260

Total lease liabilities	$83,896	$747	$84,643

Cash paid for leases	$14,722	$98	$14,820

ROU assets obtained in exchange for lease obligations	$6,489	$400	$6,889

Weighted average remaining lease term	5.00	3.40	4.99

Weighted average discount rate	7.17%	6.05%	7.16%

Leases as of December 31, 2022 were as follows:

	December 31, 2022
	Operating	Finance	Total
Lease right-of-use-assets	$87,662	$242	$87,904

Lease right-of-use-assets, net	$87,662	$242	$87,904

Current portion of lease liabilities	$22,054	$92	$22,146
Lease liabilities	68,347	157	68,504

Total lease liabilities	$90,401	$249	$90,650

Cash paid for leases	$25,022	$101	$25,123

ROU assets obtained in exchange for lease obligations	$30,946	$194	$31,140

Weighted average remaining lease term	5.33	3.33	5.33

Weighted average discount rate	7.11%	5.86%	7.11%

Maturities of lease liabilities at June 30, 2023 were as follows:

	June 30, 2023
	Operating	Finance	Total
2023 (remainder of year)	$14,493	$251	$14,744
2024	25,666	198	25,864
2025	21,232	187	21,419
2026	14,985	147	15,132
2027	7,835	20	7,855
Thereafter	16,253	7	16,260

Total lease payments	$100,464	$810	$101,275
Less imputed interest	(16,569)	(63)	(16,632)

Total lease payments	$83,896	$747	$84,643

Purchase Options—As of June 30, 2023, the Company had options to purchase aircraft currently under lease becoming exercisable in 2023 through 2028. The purchase price is equal to the then fair market value of the aircraft, as mutually agreed by lessor and lessee, plus applicable taxes and other amounts due and owed. Under current conditions, the Company believes that it is unlikely that the Company will exercise these purchase options. Whether the Company exercises these options will depend upon several factors, including market conditions and available cash at the respective exercise dates. The Company did not exercise any purchase options during the six months ended June 30, 2023.

15.	EARNINGS PER SHARE

The computation of basic and diluted earnings per share (“EPS”) is based on net income divided by the basic weighted average number of common shares and diluted weighted average number of common shares, respectively. For the purposes of determining basic EPS, the shares of common stock issuable upon exercise of the Creditor Warrants have been included in the number of outstanding shares as the Creditor Warrants are exercisable for nominal consideration, and as such, the shares are considered outstanding. The following table sets forth the computation of basic and diluted EPS for the periods indicated:

	Six Months Ended June 30,
	2023	2022
Numerator:
Net Income	$53,357	$19,738

Denominator:
Weighted average common shares outstanding—basic	30,181	31,261
Add—Dilutive potential common shares:
Time-vested restricted stock units (“RSUs”)	609	400

Weighted average common shares outstanding—diluted	30,790	31,661

Earnings per share:
Basic	$1.77	$0.63
Diluted	$1.73	$0.62

The following instruments were excluded for purposes of calculating weighted average common share equivalents in the computation of diluted earnings per share as their effect would have been anti-dilutive for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
Time-vested restricted stock units (“RSUs”)	—	2
Performance-based RSUs	783	892
Equity warrants to purchase common stock	—	1,684

16.	EMPLOYEE BENEFIT PLANS

Incentive Compensation—The incentive compensation plan for non-executive employees allows the Company to pay up to 2.5% of the employee’s annual earnings upon achieving a specified financial and safety performance metrics. The Company also has an executive/senior management plan for certain corporate and business unit management employees. Under this plan, the bonus is a percentage of each participating employee’s base salary based upon each business unit’s achievement of the financial and safety metrics established by the Board of Directors at two levels—a threshold level and a target level. Pursuant to these plans, the Company recognized incentive compensation expense of $4.6 million and $3.5 million for the six months ended June 30, 2023 and 2022, respectively.

401(k) Plan—The Company sponsors a 401(k) Plan (“401(k) Plan”) for its employees. An employee is eligible to participate in the 401(k) Plan immediately upon employment and the Company provides a match of 50% of the first 6% of eligible earnings contributed by the employee with an opportunity for up to an additional 3% match based on performance targets set annually by the board, which require the Company to achieve certain EBITDA targets. The vesting for matching contributions is 25% per year beginning at the end of the second year of employment. Employees are fully vested after completing five years of service to the Company. For the six months ended June 30, 2023 and 2022, the matching contribution was $4.0 million and $1.5 million, respectively.

17.	INCOME TAXES

During the six months ended June 30, 2023 and 2022, the Company recorded income tax expense of $19.5 million, resulting in an effective tax rate of 26.8%, and income tax expense of $4.5 million, resulting in an effective tax rate of 18.6%, respectively.

The effective tax rate in 2023 is primarily impacted by income tax expense of $1.3 million related to uncertain tax positions. The effective tax rate in 2022 is primarily impacted by an income tax benefit of $5.3 million related to the release of valuation allowances, partially offset by income tax expense of $2.1 million related to uncertain tax positions.

18.	COMMITMENTS AND CONTINGENCIES

Environmental Matters—The Company has recorded an estimated liability of $0.3 million as of June 30, 2023 and December 31, 2022 for environmental response costs. Previously, the Company conducted environmental surveys of its former Lafayette Facility located at the Lafayette Regional Airport, which the Company vacated in 2001, and determined that limited soil and groundwater contamination exist at two parcels of land at the former facility. An Assessment Report for both parcels was submitted in 2003 (and updated in 2006) to the Louisiana Department of Environmental Quality (“LDEQ”) and the Louisiana Department of Natural Resources (“LDNR”). Approvals for the Assessment Report were received from the LDEQ and LDNR in 2010 and 2011, respectively. Since that time, the Company has performed groundwater sampling of the required groundwater monitor well installations at both parcels and submitted these sampling reports to the LDEQ. Pursuant to an agreement with the LDEQ, the Company provided groundwater sample results semi-annually to the LDEQ for both parcels from 2005 to 2015. The LDEQ approved a reduction in the sampling program from semi-annual to annual groundwater monitoring in 2015. Since 2016, the Company has been providing annual groundwater monitoring reports to LDEQ. In 2019, at the request of LDEQ, PHI developed a Corrective Action Plan (“CAP”) to address the remaining constituents above Risk Evaluation / Correction Action Program (“RECAP”) standards. Upon approval from LDEQ, PHI completed the CAP on March 10, 2021. The Company will continue groundwater monitoring in accordance with the LDEQ until site closure. Based on the Company’s working relationship and agreements with the LDEQ, and the results of ongoing former facility parcel monitoring, the Company believes that ultimate remediation costs for the subject parcels will not be material to the condensed consolidated financial position, operations or cash flows.

Legal Matters—From time to time, the Company is involved in various legal actions incidental to its business, including actions relating to employee claims, medical malpractice claims, tax issues, grievance hearings before labor regulatory agencies, and miscellaneous third-party tort actions. The outcome of these proceedings is not predictable. However, based on current circumstances, the Company does not believe that the ultimate resolution of its presently pending proceedings, after considering available defenses and any insurance coverage or indemnification rights, will have a material impact on its financial position, results of operations or cash flows.

Guarantees—In the normal course of business with customers, vendors, and others, the Company provides guarantees, performance, and payment bonds pursuant to certain agreements. The aggregate amount of these guarantees and bonds was $0.9 million as of June 30, 2023 and December 31, 2022.

Hurricane Ida—On August 29, 2021, Hurricane Ida made landfall in southeast Louisiana as a Category 4 storm with heavy rainfall and widespread power outages. Hurricane Ida resulted in substantial damage to several of the Company’s operating bases, particularly with respect to the Houma, Louisiana facility. The costs associated with personnel and equipment evacuation, facility repairs and debris removal and equipment replacement are largely covered by the Company’s insurance policies. Through April 2023, all of the excess of advance payments received over expenditures incurred was included in accrued and other current liabilities on the condensed consolidated balance sheet. The Company settled with the insurance company on April 3, 2023 and received a final payment in the amount of $2.4 million associated with these claims. The contingency related to the claims was removed from the condensed consolidated balance sheet as of June 30, 2023 as the funds were received with no risk of retraction, and remaining advance payments were recognized as gain on insurance proceeds on the condensed consolidated statement of operations for the six months ended June 30, 2023. The Company recognizes gain on proceeds from insurance settlements in excess of the carrying value of damaged assets.

19.	RISKS AND UNCERTAINTIES

War in Ukraine—In February 2022, Russia launched a large-scale invasion of Ukraine. The extent and duration of the war, resulting sanctions and resulting future market disruptions are unknown, but have been and could continue to be significant. The disruptions caused by Russian military action and other actions (including cyberattacks and economic impacts) and the resulting actual and threatened responses to such activity, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, have impacted and may continue to impact Russia’s economy and adversely affect many business sectors around the world, including crude oil, natural gas and refined petroleum. Global prices of crude oil and refined petroleum products increased significantly during late February and through the second quarter of 2022 due to the war with prices returning to pre-conflict levels during the fourth quarter of 2022 into early 2023. Furthermore, governments in the United States and many other countries have imposed economic sanctions on Russia. The governments, or others, could also institute broader sanctions on Russia. Any imposed sanctions, or even threat of further sanctions, could have an adverse impact on the Russian economy, which may also result in Russia taking counter measures or retaliatory actions. As the situation continues to evolve, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for the Company’s services and causing a reduction in revenues. Oil and natural gas-related facilities could be direct targets of terrorist attacks, and the Company’s operations could be adversely impacted if infrastructure integral to its customers’ operations is destroyed or damaged.

Government Grant—The CARES Act became law on March 27, 2020. It was a response to the market volatility and instability resulting from the COVID-19 pandemic and includes provisions to support individuals and businesses in the form of loans, grants, and tax changes, among other types of relief. One of the programs established by the CARES Act is the Provider Relief Fund (“PRF”). These funds, distributed through the PRF and administered by the Department of Health and Human Services, are required to be used to prevent, prepare for and respond to COVID-19 and reimburse expenses or lost revenues attributable the COVID-19 pandemic. Although these distributions are not subject to repayment, attestation and compliance with certain terms and conditions including detailed reporting and auditing are required. Management has concluded that the Company met conditions of the grant funds and has recognized it as other income for the six months ended June 30, 2023 and 2022. The Company received approximately $0.5 million in PRF for the six months ended June 30, 2022. The Company did not receive any funds through the PRF during the six months ended June 30, 2023.

Employee Retention Tax Credit— The Employee Retention Credit (“ERC”) under the CARES Act is a refundable tax credit which encouraged businesses to keep employees on the payroll during the COVID-19 pandemic. Although the program ended on January 1, 2022, the Company performed an analysis during the six months ended June 30, 2023 and determined that it was eligible for additional credits related to 2020 and 2021 wages. The Company recognized an ERC of $5.7 million for the six months ended June 30, 2023 within other income—net on the condensed consolidated statements of operations.

Balance Bill Legislation—In late 2020, Congress enacted legislation intended to protect patients from “surprise” medical bills. Under the No Surprises Act (“NSA”), patients will be protected from unexpected or “surprise” medical bills that could arise from out-of-network emergency care provided at an out-of-network facility or at in-network facilities by out-of-network providers and out-of-network nonemergency care provided at in-network facilities without the patient’s informed consent. Effective January 1, 2022, patients are only required to pay the in-network cost-sharing amount, which will be determined through an established formula and will count toward the patient’s health plan deductible and out-of-pocket cost-sharing limits. Providers will generally not be permitted to balance bill patients beyond this cost-sharing amount unless the provider gives the patient notice of the provider’s out-of-network status and delivers to the patient or their health plan an estimate of charges within certain specified timeframes and obtains the patient’s written consent prior to the delivery of care. The NSA also requires rate disputes between payors and out-of-network providers to be resolved through binding arbitration. Pursuant to the independent dispute resolution (“IDR”) process, the payor and provider submit a requested rate and the arbitrator selects one submission without any hearing regarding or modification to the requested rate that is selected. Many states have passed similar legislation. Providers that violate these surprise billing prohibitions may be subject to state enforcement action or federal civil monetary penalties.

PHI Health revenues under the independent provider model (“IPM”) are recorded in the period in which the Company satisfies the performance obligations under contracts by providing services to customers based upon established billing rates net of contractual allowances under agreements with third-party payors and net of uncompensated care allowances. These amounts include estimates of variable consideration for retroactive revenue adjustments due to settlement of audits, reviews, and investigations. Estimates of variable consideration take into consideration a range of possible outcomes which are probability-weighted in accordance with Topic 606 for relevant factors such as current contractual and legislative requirements, known market events and trends, industry data, the Company’s discount policy, historical experience, and forecasted customer payment patterns. The amount of variable consideration which is included in the total transaction price may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized under the contract will not occur in a future period. Actual amounts of consideration ultimately received may differ from estimates. If actual results in the future vary from estimates, the Company may need to adjust these estimates, which could affect revenue and earnings in the period such variances become known.

Generally, the Company bills the patients and third-party payors several days after the services are performed, and before any adjustment may be made for the foregoing matters, including with respect to the resolution of any claims under the IDR process. Since the effectiveness of the NSA on January 1, 2022, the majority of PHI Health’s out-of-network claims under IPM contracts have been processed through IDR.

The Company has regularly evaluated IDR outcomes to estimate its constraint on the variable consideration component in IPM contracts. As of December 31, 2022, the number of times the Company was required to participate in the IDR process with respect to service transports performed in 2022 was not sufficiently meaningful for making any determination with respect to any retroactive adjustment of amounts billed to patients and third-party payors in 2022. However, as of June 30, 2023, the Company has been required to participate in the IDR process a sufficient number of times to derive an estimate regarding the Company’s success rate. Based on the IDR proceedings through June 30, 2023, the Company was able to determine that most IDR proceedings were determined in the Company’s favor and as a result, the Company incorporated the most recent IDR results data into the historical revenue constraint established with respect to the 2022 and 2023 out-of-network transports under the IPM, resulting in PHI Health recognizing $19.3 million of revenue in the six months ended June 30, 2023 as a result of change in estimate associated with 2022 dates of service transports.

20.	RELATED-PARTY TRANSACTIONS

PNC Revolving Credit & Term Loan Agreement

In connection with the Company’s execution of the Revolving Credit & Term Loan Agreement with PNC dated October 2, 2020, Texas Exchange Bank agreed to participate as a lender under the $35.0 million term loan facility in the amount of $15.0 million. The majority shareholder of Texas Exchange Bank also controls one of the Company’s largest shareholders. Texas Exchange Bank also has the option, following the occurrence of certain credit-related events, such as an event of default, to acquire all (but no less than all) of PNC’s right, title and interest in and to the term loan obligations, any revolver commitments and loan documents for an aggregate amount equal to 100% of the amounts outstanding or payable by the borrowers under the Credit Agreement.

Stock Awards

In January 2022, May 2023 and June 2023, the Company issued awards of 500,000, 487,079 and 362,921 shares of common stock to 5 Essex, LLC for the Company’s CEO’s services. The Company recognized $7.2 million and $5.9 million of stock compensation expense for the six months ended June 30, 2023 and 2022, respectively, as a component of Selling, general and administrative expense on the condensed consolidated statements of operations in respect of these awards. 5 Essex, LLC is an affiliate of Q Investments, a greater than 5% stockholder.

Service Agreement

In June 2023, the board of directors approved, effective January 1, 2023, a service agreement between the Company and Renegade Swish, LLC pursuant to which Renegade Swish, LLC provides certain business support services such as IT, financial analysis, legal, process and system improvement, recruiting and strategic analysis for an annual fee of $3.0 million. Renegade Swish, LLC is an affiliate of Q Investments, a greater than 5% stockholder.

21.	EQUITY TRANSACTIONS

Treasury Stock and Creditor Warrant Purchase—During June 2022, the Company repurchased 755,846 shares of common stock at $12.25 per share. These shares have been recorded as Treasury stock on the condensed consolidated balance sheet. Additionally, in June 2022, the Company repurchased 344,534 Adjusted Creditor Warrants at $15.31 per Adjusted Creditor Warrant for $5.3 million (see Note 13).

Tender Offer—On May 8, 2023, the Company launched a tender offer to purchase and redeem up to $20 million in aggregate principal amount of (i) its common stock at a purchase price of $12.00 per share, (ii) its Adjusted Creditor Warrants at a purchase price of $15.00 per warrant and (iii) its Unadjusted Creditor Warrants at a price of $12.00 per warrant, in each case net to seller in cash and without interest upon the terms and subject to the conditions set forth in the tender offer. The tender offer expired on June 6, 2023. A total of 1,075,831 shares of common stock, 106,343 Adjusted Creditor Warrants and 290,178 Unadjusted Creditor Warrants were validly tendered and not withdrawn in the tender offer. The Company accepted for purchase all such securities for an aggregate purchase price of approximately $12.9 million for common stock tendered, $1.6 million for Adjusted Creditor Warrants tendered and $3.5 million for Unadjusted Creditor Warrants tendered.

22.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s business is organized into three separate segments, which are described below:

PHI Americas: The PHI Americas business unit, headquartered in Lafayette, Louisiana, provides helicopter services primarily for the major integrated and independent oil and gas production companies transporting personnel and, to a lesser extent, parts and equipment to, from, and among offshore platforms in the Gulf of Mexico, Canada and Trinidad. PHI Americas also includes technical services such as (1) helicopter repair and overhaul services for flight operations customers that own their aircraft, (2) services to governmental customers, and (3) software services to certain oil and gas customers for the purpose of passenger check-in and compliance verification.

PHI International: The PHI International business unit, headquartered in Perth, Australia, provides helicopter services primarily for the major integrated and independent oil and gas production companies transporting personnel or equipment to a number of foreign countries such as Australia, New Zealand, Cyprus, the Philippines and West Africa. During the year ended December 31, 2022, the Company announced an internal reorganization of the PHI International business unit, which includes changes to various roles, responsibilities and reporting lines as well as the relocation of the PHI International headquarters from Nelson, New Zealand to Perth, Australia. The primary purpose of the reorganization is to better position the Company for future growth opportunities. The reorganization was completed during the second quarter of 2023. During the six months ended June 30, 2023 and 2022, the Company recognized $0.1 million and $0.6 million in reorganization costs, including severance and retention benefits as well as relocation, recruiting and training costs which were recorded as follows in the condensed consolidated statement of operations:

	Six Months Ended June 30,
	2023	2022
Direct expenses	$6	$53
Selling, general and administrative	93	519

Total	$99	$572

PHI Health: The PHI Health business unit is headquartered in Phoenix, Arizona. PHI Health provides air medical transportation services for hospitals and emergency service agencies in the U.S. PHI Health operates primarily under the IPM program and, to a lesser extent, under the traditional provider model (“TPM”) program. Under the IPM, the Company has no contracts, no fixed revenue stream and competes for transport referrals daily with other independent operators in the area. Under the TPM, the Company has contracts directly with specific hospitals to provide their medical transportation services, with the contracts typically awarded through a competitive bidding process.

The Company’s operations are managed by senior executives who report to the Chief Executive Officer. Discrete financial information is available for PHI Americas, PHI International and PHI Health, and the Chief Executive Officer uses the operating results of each of the operating segments for performance evaluation and resource allocation. The remainder of the Company’s operations, which are not significant enough on a stand-alone basis to warrant treatment as an operating segment, are presented as “Corporate” and primarily are comprised of interest expense on holding company debt and unallocated corporate costs and activities.

The chief operating decision maker uses Adjusted EBITDA as the primary measure for reviewing profitability of each segment, and therefore, the Company has presented Adjusted EBITDA for all segments. Adjusted EBITDA is defined as earnings adjusted to exclude interest expense, income tax expense, depreciation and amortization, restructuring activities, severance cost, and other unusual items. Segment revenues include intersegment sales to affiliated subsidiaries, which are eliminated in consolidation. Affiliated sales are recognized on the basis of prevailing market or at levels provided for under contractual agreements. Adjusted EBITDA is derived from revenues and expenses directly associated with each segment. The following table presents revenue disaggregated by reportable segments:

	Six Months Ended June 30,
	2023	2022
Operating revenues—net:
PHI Americas	$155,556	$144,399
PHI International	85,548	72,787
PHI Health	187,294	140,644

Consolidated operating revenues—net	$428,398	$357,830

The following table presents Adjusted EBITDA disaggregated by segment, and reconciliation to net income:

	Six Months Ended June 30,
	2023	2022
PHI Americas	$33,321	$29,132
PHI International	8,818	9,975
PHI Health	52,303	15,490

Total segment adjusted EBITDA	$94,442	$54,597

Add (deduct):
Depreciation and amortization	(26,310)	(24,466)
Income tax expense	(19,487)	(4,514)
Interest expense	(1,298)	(840)
Interest income	869	28
Equity-based compensation	(11,127)	(7,209)
Gain on vendor claims, insurance and warranty	14,399	965
Employee retention credit	5,749	—
Severance and retention costs	(1,522)	(2,608)
Foreign exchange gains	4,287	5,801
Gain (loss) on diposal of assets	(689)	232
Settlement of customer claim	—	3,016
PHI International reorganization	(99)	(572)
Asset impairment charges	(2)	(12)
Unallocated selling, general and administrative	(5,110)	(3,405)
Other adjustments—net(1)	(745)	(1,275)

Net income	$53,357	$19,738

(1)

Other adjustments—net consists of primarily costs related to special projects, director and officer run-off insurance related to the Company’s predecessor Chapter 11 bankruptcy filing, contractual adjustment to customer credits, a gain associated with the cancellation of an aircraft lease and office lease and the CARES Act grant.

The following table presents total assets and capital expenditures disaggregated by segment. Corporate assets primarily consist of cash, short-term investments and deferred tax assets:

	June 30, 2023	December 31, 2022
Assets
PHI Americas	$225,180	$228,762
PHI International	156,343	143,558
PHI Health	296,504	247,884
Corporate	72,178	91,159

Consolidated Total Assets	$750,205	$711,363

	Six Months Ended June 30,
	2023	2022
Capital Expenditures
PHI Americas	$12,606	$11,473
PHI International	1,792	2,139
PHI Health	7,422	4,770
Corporate	—	182

Consolidated Capital Expenditures	$21,820	$18,564

Below is a summary of operating revenues—net by geography:

	Six Months Ended June 30,
	2023	2022
United States	$332,697	$275,013
Australia	62,761	51,187
Other	32,940	31,630

Total operating revenue—net	$428,398	$357,830

Below is a summary of total assets by geography:

	June 30, 2023	December 31, 2022
United States	$574,386	$543,742
Australia	107,616	94,502
Other international locations	68,203	73,119

Total long-lived assets	$750,205	$711,363

Below is a summary of operating revenues—net by major customers that individually exceed 10% of total operating revenues—net:

	Six Months Ended June 30,
	2023	2022
Customer A	$65,704	$67,590
Other	362,694	290,240

Total operating revenues—net	$428,398	$357,830

The Company also carried accounts receivable from this same customer totaling 9.1% and 11.5% of net trade receivables on June 30, 2023 and December 31, 2022, respectively.

23.	SUBSEQUENT EVENTS

The Company evaluated subsequent events from June 30, 2023, the date of these condensed consolidated financial statements, through August 25, 2023, which represents the date the condensed consolidated financial statements were issued, for events requiring adjustment to or disclosure in these condensed consolidated financial statements and determined that there are no events that require adjustment to or disclosure in these condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PHI Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PHI Group, Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana

July 21, 2023

We have served as the Company’s auditor since 1999.

PHI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2022	2021
ASSETS
Cash and cash equivalents	$61,166	$62,984
Short-term investments	6,287	—
Accounts receivable, net
Trade, net	224,627	183,155
Other, net	5,878	5,950
Inventories of spare parts	43,047	35,261
Prepaid expenses and other current assets	7,026	9,623
Assets held for sale	551	2,166

Total current assets	348,582	299,139
Property and equipment, net	241,293	260,792
Right-of-use assets	87,904	73,612
Restricted cash and cash equivalents	1,913	1,992
Deferred income taxes	15,434	6,247
Intangible assets, net	7,433	9,460
Other assets	8,804	6,372

Total assets	$711,363	$657,614

LIABILITIES & SHAREHOLDERS’ EQUITY:
Accounts payable	51,103	48,534
Accrued and other current liabilities	52,702	56,770
Current portion of operating lease liabilities	22,054	17,811
Current portion of finance lease liabilities	92	103
Current maturities of long-term debt	4,000	7,000

Total current liabilities	129,951	130,218
Long-term debt	18,315	19,929
Deferred income taxes	1,202	1,515
Long-term operating lease liabilities	68,347	57,347
Long-term finance lease liabilities	157	92
Unrecognized tax benefits	15,421	16,639
Other long-term liabilities	5,155	5,596

Total liabilities	$238,548	$231,336

COMMITMENTS AND CONTINGENCIES (NOTE 19)
SHAREHOLDERS’ EQUITY
Voting common stock—par value of $0.001; 100,000,000 shares authorized, 24,356,577 and 24,623,086 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	24	24
Additional paid-in capital	427,795	424,822
Treasury stock	(9,855)	—
Accumulated other comprehensive income	669	5,044
Retained earnings (accumulated deficit)	54,182	(3,612)

Total shareholders’ equity	$472,815	$426,278

Total liabilities and shareholders’ equity	$711,363	$657,614

The accompanying notes are an integral part of these consolidated financial statements.

PHI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2022	2021
Operating revenues—net	$760,286	$690,565
Operating expenses:
Direct expenses	638,935	541,349
Selling, general and administrative	72,452	52,776
Impairment of assets	693	2,597
Gain on insurance proceeds	(3,001)	—
Loss (gain) on disposal of assets	(606)	1,194
Equity in loss (income) of unconsolidated affiliate	(374)	35

Operating income	52,187	92,614
Interest expense	1,812	2,466
Other income—net	(6,113)	(1,893)

Income before income taxes	56,488	92,041
Income tax (benefit) expense	(1,134)	22,230

Net income	$57,622	$69,811

Earnings per share:
Basic	$1.88	$2.24

Diluted	$1.85	$2.22

Weighted average common shares outstanding
Basic	30,703	31,176

Diluted	31,129	31,440

The accompanying notes are an integral part of these consolidated financial statements.

PHI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,
	2022	2021
Net income	$57,622	$69,811
Currency translation adjustments	(4,405)	(2,897)
Unrealized gain on available-for-sale securities	30	—

Total comprehensive income	$53,247	$66,914

The accompanying notes are an integral part of these consolidated financial statements.

PHI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Shares Outstanding	Par Value	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (accumulated deficit)	Total Stockholders’ Equity
Balance at December 31, 2020	26,462	$26		$411,941	$7,941	$18,211	$438,119
Net income	—	—	—	—	—	69,811	69,811
Stock-based compensation	—	—	—	2,510	—	—	2,510
Cancellation of common stock(1)	(1,851)	(2)	—	2	—	—	—
Conversion of warrants into common stock	12	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	(79,409)	(79,409)
Dividends payable to holders of RSU awards	—	—	—	—	—	(1,856)	(1,856)
PIK dividends to warrant holders	—	—	—	10,369	—	(10,369)	—
Currency translation adjustment	—	—	—	—	(2,897)	—	(2,897)

Balance at December 31, 2021	24,623	$24	$—	$424,822	$5,044	$(3,612)	$426,278

Net income	—	—	—	—	—	57,622	57,622
Dividend rights forfeited by RSU holders	—	—	—	—	—	172	172
Stock-based compensation expense for issuance of common stock	500	1	—	5,939	—	—	5,940
Conversion of warrants into common stock	51	—	—	100	—	—	100
Stock-based compensation	—	—	—	2,210	—	—	2,210
Treasury stock purchase(1)	(817)	(1)	(9,855)	—	—	—	(9,856)
Purchase of creditor warrants(1)	—	—	—	(5,276)	—	—	(5,276)
Unrealized gain on available-for-sale securities					30		30
Currency translation adjustment	—	—	—	—	(4,405)	—	(4,405)

Balance at December 31, 2022	24,357	$24	$(9,855)	$427,795	$669	$54,182	$472,815

(1)	See Note 22 for further information into cancellation of common stock held in reserve, treasury stock purchase and creditor warrant purchase.

The accompanying notes are an integral part of these consolidated financial statements.

PHI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2022	2021
Cash flows from operating activities:
Net income	$57,622	$69,811
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55,904	48,182
Asset impairment charges	693	2,597
Share-based compensation	8,149	2,510
Deferred income tax expense (benefit)	(9,749)	2,970
Gain on insurance settlements	(3,001)	—
(Gain) loss on disposal of assets	(606)	1,194
Equity in (income) loss of unconsolidated affiliate	(374)	35
Provision for inventory valuation reserves	1,145	1,481
Changes in operating assets and liabilities:
Increase in accounts receivable	(43,374)	(34,004)
Increase in inventories of spare parts	(7,619)	(7,097)
Decrease in prepaid expenses and other current assets	2,489	158
Increase in other non-current assets	(4,608)	(3,125)
Increase (decrease) in accounts payable and accrued liabilities	(1,066)	15,690
Increase (decrease) in other non-current liabilities	(1,385)	8,894

Net cash from operating activities	54,220	109,296

Cash flows from investing activities:
Capital expenditures	(36,891)	(28,209)
Proceeds from asset dispositions	1,996	424
Purchase of short-term investments	(21,257)	—
Maturities of short-term investments	15,000	—
Proceeds from insurance settlements	4,824	3,053

Net cash used in investing activities	(36,328)	(24,732)

Cash flows from financing activities:
Share and creditor warrant purchases	(15,131)	—
Deferred financing costs	(272)	—
Proceeds from warrant exercises	100	—
Principal payments on PNC term loan	(4,750)	(7,000)
Dividends paid	—	(79,409)

Net cash used in financing activities	(20,053)	(86,409)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	264	(515)

Net change in cash and cash equivalents and restricted cash	(1,897)	(2,360)
Cash and cash equivalents and restricted cash at beginning of period	64,976	67,336

Cash and cash equivalents and restricted cash at end of period	$63,079	$64,976

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,036	$1,917

Cash paid for income taxes	$5,285	$2,874

Supplemental disclosure of non-cash investing and financing activities
Other current liabilities and accrued payables related to purchase of property	$2,450	$8,790

Unrealized gain on available-for-sale securities	$30	$—

The accompanying notes are an integral part of these consolidated financial statements.

PHI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts or as otherwise indicated)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

PHI Group, Inc. and its subsidiaries (the “Company”) provides air medical transportation services for hospitals and emergency service agencies, transportation services to, from, and among offshore facilities for customers engaged in the oil and gas exploration, development, and production industry, as well as aircraft maintenance and repair services in North America to third parties.

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Segment Information—Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s business is organized into three separate segments, which are described below:

PHI Americas: The PHI Americas business unit, headquartered in Lafayette, Louisiana, provides helicopter services primarily for the major integrated and independent oil and gas production companies transporting personnel and, to a lesser extent, parts and equipment to, from, and among offshore platforms in the Gulf of Mexico, Canada and Trinidad. PHI Americas also includes technical services such as (1) helicopter repair and overhaul services for flight operations customers that own their aircraft, (2) services to governmental customers, and (3) software services to certain oil and gas customers for the purpose of passenger check-in and compliance verification.

PHI International: The PHI International business unit, headquartered in Perth, Australia, provides helicopter services primarily for the major integrated and independent oil and gas production companies transporting personnel or equipment to a number of foreign countries such as Australia, New Zealand, Cyprus, the Philippines and West Africa. During the year ended December 31, 2022, the Company announced an internal reorganization of the PHI International business unit, which includes changes to various roles, responsibilities and reporting lines as well as the relocation of the PHI International headquarters from Nelson, New Zealand to Perth, Australia. The primary purpose of the reorganization is to better position the Company for future growth opportunities. The reorganization was completed during the second quarter of 2023. During the year ended December 31, 2022, the Company recognized $2.9 million in reorganization costs, including severance and retention benefits as well as relocation, recruiting and training costs which were recorded as follows in the consolidated statement of operations:

December 31, 2022
Direct expenses	$563
Selling, general and administrative	2,303

Total	$2,866

PHI Health: The PHI Health business unit is headquartered in Phoenix, Arizona. PHI Health provides air medical transportation services for hospitals and emergency service agencies in the U.S. PHI Health operates primarily under the independent provider model (“IPM”) program and, to a lesser extent, under the traditional provider model (“TPM”) program. Under the IPM, the Company has no contracts, no fixed revenue stream and competes for transport referrals daily with other independent operators in the area. Under the TPM, the Company has contracts directly with specific hospitals to provide their medical transportation services, with the contracts typically awarded through a competitive bidding process.

Cash and Cash Equivalents—The Company considers all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents consist of cash deposits, treasuries, certificates of deposit, and money market funds.

Restricted Cash and Cash Equivalents—The Company classifies all cash whose use is limited by contractual provisions as restricted cash. Restricted cash consists primarily of cash securing outstanding letters of credit and cash collateral for a travel card program. The Company classifies restricted cash as current or non-current based on the remaining term of the restriction.

The following tables provide a reconciliation of cash and cash equivalents and restricted cash and cash equivalents reported within the consolidated balance sheets that total to the amounts shown in the consolidated statements of cash flows for the Company:

	December 31,
	2022	2021
Cash and cash equivalents	$61,166	$62,984
Restricted cash and cash equivalents	1,913	1,992

Total	$63,079	$64,976

Short-Term Investments—Short-term investments consist of U.S. treasury bills that are classified as available-for-sale pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 320, Investments—Debt and Equity Securities. The Company classifies short-term investments available to fund current operations as current assets on its consolidated balance sheets. Debt securities are carried at fair value with unrealized gains and losses included as a component of accumulated other comprehensive income, which is a separate component of shareholders’ equity, until such gains and losses are realized. The fair value of these securities is based on quoted prices for identical or similar assets. If a decline in the fair value is considered other-than-temporary, based on available evidence, the unrealized gain/(loss) is transferred from other comprehensive income/(loss) to other income/(expense) in the consolidated statements of operations and comprehensive income.

The Company determines the appropriate classification of its investments at the time of purchase and re-evaluates the designations annually. The Company may sell certain investments prior to their stated maturities for strategic reasons including, but not limited to, anticipation of credit deterioration and duration management. The Company reviews its debt securities for other-than-temporary impairment whenever the fair value of an investment is less than the amortized cost and evidence indicates that an investment’s carrying amount is not recoverable within a reasonable period of time. To determine whether an impairment is other-than-temporary, the Company considers the intent to sell, or whether it is more likely than not that the Company will be required to sell, the investment before recovery of the investment’s amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, the severity and the duration of the impairment and changes in value subsequent to year end. If the Company believes that an other-than-temporary decline exists in one of these securities, the Company will write down these investments to fair value and realized gains and losses are included in other income/(expense) in the consolidated statements of operations and comprehensive income.

Accounts Receivables, Net—Trade and other receivables are stated at net realizable value. The Company regularly monitors the accounts receivable from its customers to assess collectability. The allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. PHI Health trade receivables are presented net of allowances for contractual discounts and uncompensated care. The Company estimates contractual allowances and uncompensated care based on historical collection experience by payor category. The main payor categories are Medicare, Medicaid, private insurance, and self-pay. The Company analyzes its historical payment of accounts by payor category monthly, and adjusts its allowances based upon each category’s historical collection percentage plus any adjustments for current trends in payor behavior.

Concentration of Credit Risk—Substantially all of the Company’s cash is maintained in a limited number of financial institutions in amounts that typically exceed federally insured limits. The Company has not experienced any losses in such accounts and based on current circumstances, does not believe that it is exposed to significant credit risk.

The Company’s largest customer accounted for 18.6% and 15.7% of operating revenues-net for the years ended December 31, 2022 and 2021, respectively. The Company also carried accounts receivable from this same customer totaling 11.5% and 13.9% of net trade receivables on December 31, 2022 and 2021, respectively.

Allowance for Doubtful Accounts—PHI conducts business with major and independent oil and gas exploration and production companies. The Company also provides services to major medical centers. The Company continually evaluates the financial strength of its customers, but generally does not require collateral to secure its customer receivables. The Company establishes an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, current market conditions, and other information. Amounts determined to be uncollectible are charged or written off against the allowance. As of December 31, 2022 and 2021, the Company recorded an allowance for doubtful accounts of $426.7 million and $297.9 million, respectively, as an offset to accounts receivable on the consolidated balance sheets. During the years ended December 31, 2022 and 2021, the Company collected $3.0 million and $12.2 million, net of certain fees paid to a third-party that assisted in collection efforts, respectively, related to receivables from a customer that were previously deemed uncollectable and charged to bad debt expense in prior periods, which is included as a reduction of direct expenses in the Company’s consolidated statement of operations (see Note 18).

Allowances for Contractual Discounts and Uncompensated Care—Trade receivables representing amounts due pursuant to PHI Health IPM services are carried net of an allowance for estimated contractual adjustments and uncompensated care on unsettled invoices. The Company monitors its historical collection experience by payor category and updates its estimated collections to be realized as deemed necessary.

Inventories of Spare Parts—The Company’s inventories of spare parts are stated at average cost and consist primarily of spare aircraft parts. Portions of the Company’s inventories are used parts that are often exchanged with parts removed from aircraft, reworked to a useable condition according to manufacturers’ and Federal Aviation Administration (“FAA”) specifications, and returned to inventory. Reusable aircraft parts are included in inventory at the average cost of comparable parts. The parts rework costs are expensed as incurred. The Company also records an allowance for obsolete and slow-moving parts, relying principally on specific identification of such inventory.

Equity Method Investments—The Company applies the equity method of accounting for investments in unconsolidated entities if the Company is able to exercise significant influence over the operating and financial policies of the entity. The Company reports its share of earnings or losses of equity method investees in the accompanying consolidated statements of operations as equity in loss (income) of unconsolidated affiliate under operating income as the nature of the unconsolidated entity’s activities is consistent with the Company’s core business. The Company reports the equity method investment in the accompanying consolidated balance sheets within other assets.

Assets Held for Sale—The Company considers businesses or assets to be held for sale when all of the following criteria are met: (a) management commits to a plan to sell the business or asset; (b) the business or asset is available for immediate sale in its present condition; (c) actions required to complete the sale of the business or asset have been initiated; (d) the sale of the business or asset is probable and the Company expects the completed sale will occur within one year; (e) the business or asset is actively being marketed for sale at a price that is believed to be reasonable given its current fair value; and (f) it is unlikely that the plan to sell will be significantly modified or withdrawn.

Upon designation as held for sale, the Company records the carrying value of each business or asset at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and ceases recording depreciation. If at any time these criteria are no longer met, subject to certain exceptions, the assets previously classified as held for sale are reclassified as held and used and measured individually at the lower of the following: (a) the carrying amount before being classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Property and Equipment, Net—Property and equipment is carried at historical cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the following asset categories: aircraft main frames over 5 to 15 years, other equipment over 3 to 10 years and leasehold improvements are amortized over the shorter of the life of the respective asset or the term of the lease agreement and range from 6 to 10 years. Rotables and major components are depreciated based on usage through planned overhauls.

Major overhauls and rotable parts are capitalized and classified along with flight equipment as fixed assets. Rotable parts are normally depreciated over their useful lives or the remaining service lives of the related equipment. The cost of scheduled inspections for flight equipment is charged to maintenance expense as incurred. The Company charges maintenance and repair costs to earnings as the costs are incurred. The cost of certain aircraft components is covered under contractual arrangements with the applicable aircraft manufacturer, commonly referred to as “power-by-the-hour” contracts. Under these agreements, the Company is charged an agreed amount per hour of flying time. The costs charged under these contractual arrangements are recognized in the period in which the flight hours occur. To the extent that the Company has not yet been billed for costs incurred under these arrangements, these costs are included in accrued expenses on the consolidated balance sheets. Modifications that enhance the operating performance or extend the useful lives of the aircraft are capitalized and depreciated over the remaining life of the aircraft. Upon selling or otherwise disposing of property and equipment, the Company removes the cost and accumulated depreciation from the accounts and reflects any resulting gain or loss in earnings at the time of sale or other disposition.

Intangible Assets, Net—Intangible assets include tradenames. Intangible assets with finite useful lives are amortized over estimated useful lives on a straight-line basis. Tradenames have an estimated original useful life of seven years.

Impairment of Long-Lived and Intangible Assets—The Company reviews its long-lived assets, which include property and equipment, net and intangible assets, net, for impairment when events or a change of circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows. In such evaluation, the estimated future undiscounted cash flows generated by a particular asset group are compared with the carrying value of the asset group to determine if an impairment charge is necessary. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. If an asset group fails the undiscounted cash flow test, the Company compares the market value to the carrying value of each asset group to determine if impairment exists (considered Level 3, as defined by FASB ASC 820, Fair Value Measurements and Disclosures). If the Company determines that an asset is impaired, the Company recognizes that impairment amount, which is measured by the amount that the carrying value of the asset exceeds its fair value.

In addition to the periodic review of its active long-lived assets for impairment when circumstances warrant, the Company also performs a review of its parked aircraft not expected to return to service within the year or whenever changes in circumstances indicate the carrying amount of an aircraft may not be recoverable. Management estimates the fair value of each aircraft not expected to return to service by considering items such as the aircraft’s age, length of time parked, likelihood of return to active service, and actual recent sales of similar aircraft. For more significant aircraft carrying values, the Company obtains an estimate of the fair value of the parked aircraft from third-party appraisers for use in the determination of fair value estimates. The Company records an impairment charge when the carrying value of a parked aircraft not expected to return to active service exceeds its estimated fair market value.

Deferred Financing Costs—Costs incurred to obtain long-term debt financing are deferred and amortized ratably over the term of the related debt agreement.

Revenue Recognition—The Company recognizes revenue in accordance with the following five-step model:

•	identify the contract with customers;

•	identify performance obligation(s);

•	determine transaction price;

•	allocate transaction price to the separate performance obligations in the contract; and

•	recognize revenue as performance obligations are satisfied.

The Company disaggregates revenue from contracts with customers into customer type (see Note 11). The Company has determined that disaggregating revenue into these categories achieves the disclosure objective in ASC 606, Revenue from Contracts with Customers (“ASC 606”) to depict how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors. Further, disaggregating revenue into these categories is consistent with information regularly reviewed by the Chief Operating Decision Maker in evaluating the financial performance of the Company.

The Company measures revenue as the amount of consideration the Company expects to receive in exchange for the services provided. Taxes collected from customers and remitted to governmental authorities and revenues are reported on a net basis in the consolidated financial statements. Thus, the Company excludes taxes imposed on the customer and collected on behalf of governmental agencies to be remitted to these agencies from the transaction price in determining the revenue related to contracts with a customer.

Payment for goods and services rendered is typically due within 60 days following satisfaction of the performance obligation.

Contract assets and contract liabilities were immaterial as of December 31, 2022 and 2021.

Advance Payments from Medicare—Advance payments from Medicare are accounted for in accordance with ASC 606. The Company accounts for advance payments from Medicare as deferred revenue, included within accrued and other current liabilities on the consolidated balance sheet, until the initial date of recoupment begins per section 3719 of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which was signed into law on March 27, 2020. Upon the initial date of recoupment, the Company recognizes revenue in proportion to the terms outlined in the Continuing Appropriations Act, 2021 and Other Extensions Act.

Government Grants—The Company accounts for government income grants in accordance with International Accounting Standards 20, “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”), as there is no codified accounting for government grants for business entities under U.S. GAAP. The Company recognizes revenue from grants when there is reasonable assurance that the Company is in compliance with any conditions attached to the grant and it has received the grant. IAS 20 allows two options for presenting grant income on the income statement: (a) separately as other income or (b) as an offset to related expenses. The Company has elected to present grants as other income.

Income Taxes— Income taxes are accounted for in accordance with the provisions of ASC 740, Income Taxes. The Company provides for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The deferred tax assets and liabilities measurement uses enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect of any tax rate changes in income of the period that includes the enactment date.

In connection with recording deferred income tax assets and liabilities, the Company establishes valuation allowances when necessary to reduce deferred income tax assets to amounts that it believes are more likely than not to be realized. The Company evaluates its deferred tax assets quarterly to determine whether positive or negative adjustments to its valuation allowances are appropriate in light of changes in facts or circumstances, such as changes in tax law or interactions with taxing authorities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Adjustments to the amount of valuation allowances can materially impact the Company’s financial condition and results of operations.

The CARES Act provides numerous tax provisions and other stimulus measures, including temporary suspension of certain payment requirements for the employer portion of Social Security taxes and the creation of certain refundable employee retention credits. These provisions of the CARES Act were applicable to the Company in fiscal year 2021. In December 2020, the Consolidated Appropriations Act, 2021 was enacted and extended this relief to January 1, 2022. The provisions of both Acts did not have a significant impact on the Company’s income taxes.

Foreign Currency Translation—The Company’s consolidated financial statements are reported in U.S. dollars. The Company’s foreign subsidiaries maintain their records primarily in the currency of the country in which they operate. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using rates of exchange at the balance sheet date. Translation adjustments are recorded in other comprehensive income (loss). Revenues and expenses are translated at exchange rates in effect during the year. Transaction gains and losses are recorded in other income—net within the consolidated statements of operations.

Equity-based Instruments

Restricted Stock Units—The Company accounts for employee stock-based compensation in accordance with the guidance of the FASB ASC Topic 718, Compensation—Stock Compensation which requires all share-based payments to employees to be recognized in the consolidated financial statements based on their grant date fair values. The grant date fair value varies based on the fair market value of a share of common stock at the time of grant, varying valuation methodologies, subjective assumptions and the variety of award types. The Company’s time-vested restricted stock units (“RSUs”) are recognized ratably over the vesting period of the corresponding award. The Company accounts for forfeited shares as they occur. Settlement of the vested RSUs into common stock will not occur until the earlier of i) ten years subsequent to the grant date or ii) upon a change of control event.

Stock Warrants—Following the Company’s Chapter 11 reorganization completed in September 2019, the Company issued creditor and equity warrants to purchase common stock to former debt and equity holders of the legacy Company.

In conjunction with issuance of warrants in 2019 pursuant to the Company’s Chapter 11 reorganization and the grant of the RSUs, the Company obtained a third-party valuation of its common stock, which was also considered in management’s estimation of the value of the equity instruments issued during that period. This third-party valuation was done in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Valuation Guide”). The estimates used by management are considered highly complex and subjective.

The Option-Pricing Method (“OPM”) was utilized to provide a reliable indication of the value of the equity based on the future outcomes that investors expect that the Company may achieve. This method involves estimating the value of the call options using the Black-Scholes OPM, at a series of exercise prices that coincide with the liquidation and conversion preferences of the common stockholders.

The following significant assumptions were used in the OPM:

•	Total Equity Value—Establish total equity value under the Backsolve Method.

•

Expected Volatility—The Company estimates volatility by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the grant for a term that is approximately equal to the instrument’s expected term.

•

Expected Term—The expected term represents the period that the stock-based instruments are expected to be outstanding. For warrants, the Company has elected to use the expiration dates for the warrants of September 4, 2022 for the warrants issued to former equity holders with an exercise price of $24.98 per share (the “Equity Warrants”) and September 4, 2044 for warrants issued to former unsecured creditors with an exercise price of $0.001 per share (the “Creditor Warrants”) as the respective expected terms. On September 4, 2022, all outstanding Equity Warrants were cancelled upon the expiration date.

•

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the instrument’s expected term at the grant date.

•

Dividend Yield— The Company paid a one-time special dividend in November 2021. Prior to that special dividend, no dividends had been paid and the Company does not anticipate paying any future dividends. As such, the dividend yield has been estimated to be zero.

Under the OPM, it was determined the Company’s common stock, Creditor Warrants and RSUs had an allocated per share value of $12.55 while the Equity Warrants had an allocated per share value of $1.27 as of September 4, 2019.

In December 2022, the Company obtained an updated third-party valuation of its common stock, which was also considered in management’s estimation of the value of the equity instruments issued during 2022. The Market Approach, specifically the Prior Transactions Method and the Guideline Public Company Method, along with the Income Approach were utilized to provide a reliable indication of the value of the equity based on the future outcomes that investors expect the Company may achieve. In connection with the 2022 valuation, it was determined that the Company’s common stock and RSUs had a per share value of $11.05 as of December 14, 2022.

Preferred Stock—The Company’s certificate of incorporation provides that the board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock. As of December 31, 2022, no preferred stock has been issued.

Fair Value Measurements—Accounting guidance defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. This guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy for inputs is categorized into three levels based on the reliability of inputs as follows:

Level 1—Quoted market prices in active markets for identical assets or liabilities.

Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3—Unobservable inputs that are not corroborated by market data.

Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets. These items are traded with sufficient frequency and volume to provide pricing on an ongoing basis. Level 2 inputs reflect quoted prices for identical assets or liabilities that are not actively traded. These items may not be traded daily; examples include commercial paper, corporate bonds and U.S. government agencies debt. There have been no reclassifications of assets between Level 1 and Level 2 investments during the periods covered by these consolidated financial statements. The Company holds no Level 2 or Level 3 investments.

Cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities all had fair values approximating their carrying amounts at December 31, 2022 and 2021. The carrying value of the Company’s long-term debt approximates its fair value (a level 2 measurement) due to its variable interest rate.

Leases—The Company accounts for leases in accordance with ASU 842, Leases. This standard establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The Company excludes short-term leases (those with terms of 12 months or less) from the balance sheet presentation and accounts for non-lease and lease components as a single lease component for all asset classes. The Company’s leases are included in right-of-use assets and lease liabilities in the Company’s consolidated balance sheet at December 31, 2022 and 2021.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligations to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Financing lease ROU assets should be recognized at the commencement as a non-current asset at the lower of the fair value of the asset, and the present value of minimum lease payments. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease. The lease term includes options to extend when the Company is reasonably certain to exercise the option. The Company is not, however, reasonably certain that the Company will exercise any of the options to extend and as such, they have not been included in the remaining lease terms.

Certain of the Company’s helicopter service contracts contain a lease component. The Company’s typical helicopter service contracts qualify for a practical expedient, which is available to lessors under certain circumstances, to combine the lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. The Company has applied this practical expedient and intends to combine the lease and service components of the Company’s revenue contracts and continue to account for the combined component under ASC 606 (see Note 11).

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period, including shares issuable upon exercise of Creditor Warrants and excluding shares issuable upon exercise of Equity Warrants. Diluted earnings per share is computed by dividing diluted net income by the weighted-average number of shares of common stock outstanding for the period, including potentially dilutive securities. For purposes of this period, including potentially dilutive securities. For purposes of this calculation, the Company’s weighted average vested RSUs are considered potential dilutive common shares (see Note 15).

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies various aspects related to the accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles of ASC 740 and clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020. The Company adopted the new standard effective January 1, 2021 and the adoption did not have a material impact on the financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The amendments in ASU 2016-13 provide amended guidance for estimating credit losses on certain types of financial instruments based on expected losses and the timing of the recognition of such losses. Expanded disclosures related to the methods used to estimate the losses are also required. The standard is effective for fiscal years beginning after December 15, 2022. The Company is evaluating the application of this ASU and does not expect the adoption of this pronouncement to have a material impact on the consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”), which provides temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning as of its date of effectiveness, March 12, 2020. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. The Company will adopt these standards when LIBOR is discontinued and is currently in the process of evaluating the impact on the consolidated financial statements and related disclosures.

3.	SHORT-TERM INVESTMENTS

The following table summarizes the amortized cost and estimated fair value of the Company’s U.S. Treasury securities which are considered to be available-for-sale investments and were included in short-term investments on the consolidated balance sheets:

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury bill	$6,257	$30	$—	$6,287

	$6,257	$30	$—	$6,287

Certain short-term securities with original maturities of less than 90 days are included in cash and cash equivalents on the consolidated balance sheets and are not included in the table above. As of December 31, 2022, all short-term investments had contractual maturities within one year. The Company had no short-term investments as of December 31, 2021.

4.	FAIR MARKET MEASUREMENTS

The following tables present information about the Company’s financial assets measured at fair value at December 31, 2022, using:

	December 31, 2022
	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents:
U.S. Treasury securities	$5,016	$5,016	—	—
Short-term investments:
U.S. Treasury securities	6,287	6,287	—	—

Total assets	$11,303	$11,303	—	—

The Company classifies its U.S. Treasury securities as Level 1 assets under the fair value hierarchy as these assets have been valued using quoted market prices in active markets without any valuation adjustment. During the year ended December 31, 2022, there were no transfers between levels. The Company did not hold any U.S. Treasury Securities as of December 31, 2021.

5.	INVESTMENT IN VARIABLE INTEREST ENTITY

Variable Interest Entity—The Company accounts for its investment in PHI Century Limited (“PHIC”) as a variable interest entity, which is defined as an entity that either (a) has insufficient equity to permit the entity to finance its operations without additional subordinated financial support or (b) has equity investors who lack the characteristics of a controlling financial interest. As of December 31, 2022 the Company had a 49% investment in the common stock of PHIC, a Ghanaian entity. The Company acquired the 49% interest on May 26, 2011, PHIC’s date of incorporation. The purpose of PHIC is to provide flight services in Ghana and the West African region. Due to the fact that the Company is not the primary beneficiary, the investment in PHIC is accounted for in accordance with the equity method of accounting.

For the years ended December 31, 2022 and 2021 the Company recorded income of $0.4 million and an immaterial loss, respectively, from its 49% equity ownership. The Company had $1.1 million and $2.4 million of trade receivables from PHIC as of December 31, 2022 and 2021, respectively. The Company’s investment in the common stock of PHIC is included in other assets on the consolidated balance sheets and was $3.2 million and $2.8 million as of December 31, 2022 and 2021, respectively.

6.	PROPERTY AND EQUIPMENT, NET

The following table summarizes the Company’s property and equipment:

	December 31,
	2022	2021
Flight equipment	$329,834	$319,493
Facility & improvements	9,047	5,527
Operating equipment	10,591	7,017
Data processing equipment	9,729	7,293
Vehicles	1,145	668
Medical equipment	6,466	5,455
Work-in-progress	6,253	11,668

	373,065	357,121
Less: accumulated depreciation	(131,772)	(96,329)

Property and equipment, net	$241,293	$260,792

Depreciation expense related to property and equipment for the years ended December 31, 2022 and 2021 was $51.0 million and $42.7 million, respectively. These amounts are reported within Direct expenses and selling, general, and administrative expenses in the consolidated statements of operations.

For the year ended December 31, 2022, the Company sold or disposed of one heavy and one medium aircraft. Cash proceeds for the sale of these aircraft and additional spare parts totaled $1.7 million, resulting in a net gain of $0.5 million recorded within gain on disposal of assets on the consolidated statements of operations. These aircraft no longer met the Company’s strategic needs.

No aircraft were sold or disposed of during the year ended December 31, 2021.

7.	INTANGIBLE ASSETS, NET

The Company’s intangible assets consist of the following:

	December 31, 2022				December 31, 2021
	Gross Amount	Accumulated Amortization	Impairment of Assets	Net Carrying Value	Gross Amount	Accumulated Amortization	Impairment of Assets	Net Carrying Value
Tradenames	$14,383	$(6,950)	$—	$7,433	$14,383	$(4,923)	$—	$9,460

Total	$14,383	$(6,950)	$—	$7,433	$14,383	$(4,923)	$—	$9,460

Amortization expense related to intangible assets for both the years ended December 31, 2022 and 2021 was $2.0 million. These amounts are reported as Direct expenses in the consolidated statements of operations. The following table summarizes estimated future amortization expense of intangible assets, net for the years ending December 31:

2023	$2,036
2024	2,036
2025	2,036
2026	1,325

$7,433

8.	OTHER ASSETS

The following table summarizes the Company’s other assets:

	December 31,
	2022	2021
Investment in unconsolidated affiliate	$3,152	$2,778
Deferred mobilization & contract costs	2,315	398
Other deferred costs	2,360	2,315
Noncurrent receivables	977	881

	$8,804	$6,372

9.	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consist of the following:

	December 31,
	2022	2021
Accrued salaries & wages	$9,493	$8,069
Accrued employee bonuses	5,287	8,385
Accrued vacation costs	10,820	10,594
Other employee-related accrued liabilities	10,835	13,658
Accrued non-income taxes	3,355	3,844
Deferred revenue—current	4,208	5,729
Advance payment on insurance policy	5,093	3,344
Income taxes payable	2,566	1,997
Other	1,045	1,150

Total accrued and other current liabilities	$52,702	$56,770

10.	DEBT

Listed below is information regarding the Company’s indebtedness. As of December 31, 2022, $19.3 million of the Company’s indebtedness was classified as long-term debt and $4.0 million as short-term debt on the consolidated balance sheet. As of December 31, 2021, $21.0 million of the Company’s indebtedness was classified as long-term debt and $7.0 million as short-term debt on the consolidated balance sheet.

	2022		2021
	Principal	Unamortized Debt Issuance Debt Costs and discount	Principal	Unamortized Debt Issuance Debt Costs and discount
Term loan	$23,250	$935	$28,000	$1,071

Total indebtedness	23,250	935	28,000	1,071
Less: current maturities	(4,000)	—	(7,000)	—

Total long-term debt	$19,250	$935	$21,000	$1,071

Listed below is information on the future annual maturities of debt as of December 31, 2022:

2023	$4,000
2024	5,563
2025	13,687

Total	$23,250

PNC Term Loan and Revolving Credit Agreement—On October 2, 2020, the Company entered into a Revolving Credit and Term Loan Agreement. The credit agreement is comprised of a $35.0 million term loan and a $55.0 million revolving credit facility. The revolving credit facility is reduced by the amount outstanding issued under the letter of credit. As of December 31, 2022, there was no amount outstanding on the revolver. Quarterly loan repayments were required on the term loan beginning January 1, 2021, with the payments totaling 5% throughout the life of the term loan with a 40% balloon payment at maturity. The Company used the proceeds with its available cash to pay off its then-existing term loan agreement. At the Company’s election, borrowings under the term loan bear interest at either the LIBOR rate, plus 4% or the base commercial lending rate as determined by PNC (“Base rate”) plus 3%. The term loan is secured by a first lien on United States based aircraft collateral with a total net book value of approximately $94.0 million as of December 31, 2022. At the Company’s election, borrowings under the revolver bear drawn interest at either the LIBOR rate, plus 3.5% or the Base rate plus 2.5%. The facility fee under the revolving credit facility is 0.50% per annum on the undrawn balance of the facility. The revolver is secured by a first lien on the Company’s domestic accounts receivable and inventory. The credit agreement contains certain customary negative covenants that, among other things, restricted, subject to certain exceptions, the Company’s and each guarantor’s incurrence of additional indebtedness or liens, mergers, dispositions of assets, investments, restricted payments (including dividends), modifications to material agreements, sale and leasebacks, transactions with affiliates, fundamental changes, locations of certain aircraft and acquisitions of assets. Restrictions on dividend payments, among other items, primarily constrained by availability of excess cash on hand, fixed charge coverage ratio, undrawn amount on Revolving Credit Line, and events of default. In addition, the term loan agreement includes a fixed charge coverage ratio covenant of not less than 1.10 to 1, which the Company was in compliance with as of December 31, 2022.

In April 2022, the Company executed an amendment with PNC with respect to the PNC Term Loan and Revolving Credit Agreement. The amendment extended the term of the term loan and revolving credit facility from October 2, 2023 to October 2, 2025. The amendment increased the availability under the revolving credit facility from $55.0 million to $75.0 million and such availability is offset by any outstanding letters of credit. The amendment resulted in no change to the term loan amount available, however, the loan quarterly principal payments decreased from $1.75 million to $1.0 million, beginning with the April 2022 payment through January 1, 2024 then increases to $1.5 million per quarter thereafter. The amended agreement increased advance rates against eligible borrowing base collateral and allows the Company to use up to $25.0 million domestic cash as eligible borrowing base collateral. Borrowings under the amended term loan bear interest at the Secured Overnight Financing Rate (“SOFR”), plus the SOFR credit spread, plus 3%. Borrowings under the amended revolver bear drawn interest at the SOFR rate, plus SOFR credit spread, plus 2.5%. The facility fee under the amended revolving credit facility is 0.32% per annum on the undrawn balance of the revolver facility. The amended credit agreement did not result in a change to certain customary negative covenants. For the period ending December 31, 2022 and December 31, 2021, the PNC Term Loan and Revolving Credit Agreement resulted in interest expenses in the amount $1.1 million and $1.6 million respectively.

Letter of Credit—At December 31, 2022 and 2021, the Company had $1.9 million and $2.0 million of outstanding letters of credit, respectively, secured by a like amount of restricted cash, all of which secured certain domestic operations or insurance policies.

11.	REVENUE

The following table presents the Company’s revenues disaggregated by type:

	Year Ended December 31,
	2022	2021
Operating Revenue—net:
Oil and Gas Services
PHI Americas	$305,969	$266,984
PHI International	151,264	121,561
Air Medical Services
PHI Health	303,053	302,020

Total operating revenue—net	$760,286	$690,565

PHI Americas and PHI International Revenue Recognition—The Company’s primary revenues are for the provision of helicopter services to oil and gas customers operating in the Gulf of Mexico and several foreign countries. Revenues are recognized as services are rendered and performance obligations are satisfied over time in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered. The Company also provides helicopter repair and overhaul services for customers that own their own aircraft, which are generally performed under contracts with agreed-upon rates for labor and materials, for which revenues are recognized as the related services are performed. The revenues generated by helicopter repair and overhaul services are not material to the consolidated results of operations. The Company further offers certain software as a service to the Company’s oil and gas customers which was not material during the years ended December 31, 2022 and 2021. Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered.

PHI Health Revenue Recognition—The Company provides helicopter services to hospitals and emergency service providers in several U.S. states, or to individual patients in the U.S. in which case the Company is paid by either a commercial insurance company, federal or state agency, or the patient. PHI Health operates primarily under the independent provider model and, to a lesser extent, under the traditional provider model. Revenues related to the independent provider model services are recorded in the period in which the Company satisfies the performance obligations under contracts by providing services to customers based upon established billing rates net of contractual allowances under agreements with third-party payors and net of uncompensated care allowances. These amounts are due from patients, third-party payors (including health insurers and government programs), and others and includes variable consideration for retroactive revenue adjustments due to settlement of audits, reviews, and investigations. Generally, the Company bills the patients and third-party payors several days after the services are performed. Revenues generated under the traditional provider model are recognized as performance obligations satisfied over time in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled in exchange for services rendered.

PHI Americas and PHI International Performance Obligations—A performance obligation arises under contracts with customers to render services and is the unit of account under ASC 606. Under the Company’s contracts, the Company provides an integrated service which includes the provision of one or more specified model of helicopter that is readily available, the requisite flight crews, operating and service bases and other ancillary services and equipment needed to execute flights at the customers’ direction. Within this contract type for helicopter services, the Company determined that each contract has a single distinct performance obligation, the provision of helicopter transportation services, because none of the individual goods or services included in the Company’s integrated services are distinct within the context of the Company’s contracts. Operating revenue is derived mainly from fixed-term contracts with customers, a substantial portion of which are competitively bid. A small portion of this revenue is derived from providing services on an “ad-hoc” basis. The Company’s fixed-term contracts typically have original terms of one to ten years (subject to provisions permitting early termination on relatively short notice by the customers with little or no financial penalty), with payment in U.S. dollars. The Company accounts for services rendered separately if they are distinct and the services are separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s contracts typically include a fixed monthly rate for a particular model of aircraft and an incremental rate based on hours flown, which represents the variable component of a typical contract with a customer. Rates for these services vary depending on the type of services provided and can be based on a per flight hour, per day, or per month basis. The Company also provides services to clients on an “ad hoc” basis, which usually entails a shorter contract notice period and duration. The charges for ad hoc services are based on an hourly rate or a daily or monthly fixed fee plus additional fees for each hour flown. The nature of the variable charges within the Company’s flight services contracts are not effective until a customer-initiated flight order and the actual hours flown are determined. A contract’s standalone selling prices are determined based upon the prices that the Company charges for services rendered.

The Company has determined that its contracts contain both lease and non-lease components and that the period of use under these contracts is generally the duration of the individual flights provided to customers as this is the period during which the customers control the use of the Company’s helicopters. Therefore, the Company generally recognizes revenue under these customer contracts utilizing flight hours as the measure of output. Revenue is recognized in proportion to total flight hours flown as compared to total expected flight hours over the contract term, which the Company believes represents a faithful depiction of the transfer of services to its customers as the Company believes this measure most meaningfully reflects the value that has been transferred to its customers over the contract term. Since most of the Company’s contracts contain termination for convenience provisions that include short notice periods without significant financial penalty, the amount of revenue the Company recognizes is typically consistent with the amount the Company invoices to its customers monthly which results in substantially the same revenue recognition as allocating the monthly fixed fee and hourly rates to flight hours. The Company typically invoices customers on a monthly basis for revenues earned during the prior month, with payment terms of 30 to 60 days. The Company’s customer arrangements do not contain any significant financing component for customers.

PHI Health Performance Obligations—Performance obligations are determined based upon the nature of the services provided. Under the independent provider model, the Company measures the performance obligation from the moment a patient is loaded into the aircraft until destination is reached. Under this model, the Company has no fixed revenue stream and compete for transport referrals daily with other independent operators in the area. As an independent provider, the Company bills for its services on the basis of a flat rate plus a variable charge per patient-loaded mile, regardless of aircraft model, and are typically compensated by private insurance, Medicaid or Medicare, or directly by transported patients who self-pay. The Company recognizes revenues for performance obligations satisfied at a point in time, which generally relate to patients receiving services when: (1) services are provided; and (2) the Company does not believe the patient requires additional services. For the independent provider model, the Company determines the transaction price based upon gross charges for services provided, reduced by contractual adjustments provided to third-party payors, discounts provided to uninsured patients in accordance with Company policy, and/or implicit price concessions provided to uninsured patients. The Company determines estimates of contractual adjustments and discounts based upon contractual agreements, its discount policy, and historical experience. In assessing collectability, the Company has elected the portfolio approach as a practical expedient. This portfolio approach is being used as the Company has large volume of similar contracts with similar classes of customers. The Company reasonably expects that the effect of applying a portfolio approach to a group of contracts would not differ materially from considering each contract separately. Management’s judgment to group the contracts by portfolio is based on the payment behavior expected in each portfolio category. As a result, aggregating all of the contracts (which are at the patient level) by the particular payor or group of payors, will result in the recognition of the same amount of revenue as applying the analysis at the individual patient level. The Company groups its revenues into categories based on payment behaviors. Each component has its own reimbursement structure which allows the Company to disaggregate the revenue into categories that share the nature and timing of payments.

Under the traditional provider model, the Company contracts directly with the customer to provide their transportation services. These contracts are typically awarded or renewed through competitive bidding and typically permit early termination by the customer on relatively short notice. As a traditional provider, the Company typically bills a fixed monthly rate for aircraft availability and an hourly rate for flight time. For each of these types of helicopter services, the Company has determined that each has a single distinct performance obligation. Traditional provider model services include a fixed monthly rate for a particular model of aircraft, and flight hour services, which represents the variable component of a typical contract with a customer. Rates for these services vary depending on the type of services provided and can be based on a per flight hour, per day, or per month basis. The variable charges within such contracts are not effective until the customer initiates a flight order and the actual hours flown are determined; therefore, the associated revenue generally cannot be reasonably and reliably estimated beforehand. For the traditional provider model, the Company determines the transaction price based upon standard charges for goods and services provided.

Independent provider revenues are recorded net of contractual allowances under agreements with third-party payors and estimated uncompensated care at the time the services are provided. Contractual allowances and uncompensated care are estimated based on historical collection experience by payor category (consisting mainly of private insurance, Medicaid, Medicare, and self-pay). The allowance percentages calculated are applied to the payor categories, and the necessary adjustments are made to the revenue allowance. Agreements with third-party payors typically provide for payments at amounts less than established charges.

The Company estimates contractual allowances and uncompensated care based on historical collection experience by payor category. The main payor categories are Medicaid, Medicare, private insurance, and self-pay. Changes in payor mix, reimbursement rates and uncompensated care rates are the factors most subject to sensitivity and variability in calculating its allowances. The Company computes a historical payment analysis of accounts by category. The allowance percentages calculated are applied to the payor categories, and the necessary adjustments are made to the revenue allowance.

In determining the allowance estimates for PHI Health’s billing, receivables and revenue, the Company utilizes a historical period of payment history and current trends in payor behavior by each separate payor group, which the Company evaluates on a state-by-state basis. A percentage of amounts collected compared to the total invoice is determined from this process and applied to the current month’s billings and receivables. Self-pay accounts are typically reserved at more than 99% of gross charges. Receivables aged more than one year are regularly scrutinized for collectability in order to determine whether or not an additional allowance is warranted.

Provisions for contractual discounts and estimated uncompensated care that the Company applied to PHI Health revenues (expressed as a percentage of total independent provider model billings) were as follows:

	Year Ended December 31,
	2022	2021
Provision for contractual discounts	74%	72%
Provision for uncompensated care	8%	9%

Included in the allowance for uncompensated care above is the value of services to patients who are unable to pay when it is determined that they qualify as charity care and the cost of providing this charity service was:

	Year Ended December 31,
	2022	2021
Value for charity services	$6,598	$8,765
Cost for providing charity services	1,475	1,399

The estimated costs of providing charity services are based on a calculation that applies a ratio of costs to the charges for uncompensated charity care. The ratio of costs to charges is based on the PHI Health independent provider model’s total expenses divided by gross patient service revenue.

Revenues attributable to private insurance, Medicare, Medicaid and self-pay as a percentage of net PHI Health independent provider model revenues were as follows:

	Year Ended December 31,
	2022	2021
Insurance	69%	71%
Medicare	22%	20%
Medicaid	9%	8%
Self-pay	0%	1%

12.	STOCK-BASED COMPENSATION

Compensation expense for the stock-based plans for the years ended December 31, 2022 and 2021 was $8.1 million, which includes $5.9 million stock compensation expense for 500,000 stock awards granted to 5 Essex, LLC for the Company’s CEO’s services, and $2.5 million, respectively and was recorded as a component of Selling, general and administrative expense on the consolidated statements of operations. 5 Essex, LLC is an affiliate of Q Investments, a greater than 5% stockholder.

Equity Incentive Plan

The Company pays a portion of each director’s annual compensation in the form of stock compensation. The Company implemented a Management Incentive Plan (the “MIP”) that was approved under the Company’s plan of reorganization upon emergence, which reserves shares for issuance to employees, directors and consultants of the Company in the form of time-vested or performance-based RSUs.

The following table summarizes the activity for time-vested RSUs granted to employees:

	Share Units	Weighted Average Grant- Date Fair Value	Remaining Average Contractual Life (in years)	Aggregate Value (in thousands)
Balance at December 31, 2021	281,850	$12.55	2.00	$3,537

Granted	20,909	11.05
Vested	(164,475)	12.55
Forfeited / Cancelled	(29,695)	12.55

Balance at December 31, 2022	108,589	12.26	1.00	$1,331

The weighted average grant-date fair value of time-vested RSUs granted to employees during the years-ended December 31, 2022 and 2021 was $11.05 and $12.55 per share, respectively. The total fair value of awards vested during the year ended December 31, 2022 and 2021 was $2.1 million and $1.6 million, respectively. The total fair value of awards forfeited during the year ended December 31, 2022 and 2021 was $0.4 million and $0.4 million, respectively. As of December 31, 2022, there was $1.1 million of unrecognized compensation expense related to time-vested RSUs that was expected to be recognized over a weighted average period of 1.0 year. The Company accounts for forfeited shares as they occur.

The following table summarizes the activity for time-vested restricted stock units granted to non-employee directors:

	Share Units	Weighted Average Grant- Date Fair Value	Remaining Average Contractual Life (in years)	Aggregate Value (in thousands)
Balance at December 31, 2021	65,286	$12.42	1.00	811

Granted	18,176	11.05
Vested	(83,462)	12.12
Forfeited / Cancelled	—	—

Balance at December 31, 2022	—			—

The weighted average grant-date fair value of time-vested restricted stock units granted to non-employee directors during the years-ended December 31, 2022 and 2021 was $11.05 and $11.88 per share, respectively. The total fair value of awards that vested during the year ended December 31, 2022 and 2021 was $1.0 million and, $0.8 million, respectively. There were no awards forfeited during the year ended December 31, 2022 or 2021. As of December 31, 2022, there was no unrecognized compensation expense related to RSUs granted to non-employee directors.

The following table summarizes the activity for the performance-based RSUs:

	Share Units	Weighted Average Grant- Date Fair Value	Remaining Average Contractual Life (in years)	Aggregate Value (in thousands)
Balance at December 31, 2021	949,936	$12.55	8.68	11,922

Granted	48,189	11.05
Vested	—	—
Forfeited / Cancelled	(103,933)	12.55

Balance at December 31, 2022	894,192	$12.47	7.77	11,148

The average grant-date fair value of performance based restricted stock units granted during the years ended December 31, 2022 and 2021, was $11.05 and $12.55 per share, respectively. There were no performance based restricted stock units vested during the years ended December 31, 2022 or 2021. The total fair value of awards forfeited during the years ended December 31, 2022 and 2021 was $1.3 million and $0.9 million, respectively. The Company’s performance-based RSUs starts vesting after a change of control event with a total enterprise value (“TEV”) greater than $731.3 million. The vesting percentage of performance-based RSU’s is proportional to the change in control TEV achievement as described in the applicable grant agreement. Vesting percentage for achievement greater than $731.3 million will be determined by linear interpolation up to 100%. Conditions related to performance-based RSU’s have not yet occurred and is not considered probable until such an event actually occurs. Accordingly, no compensation cost has been recognized by the Company related to the performance-based RSUs. As of December 31, 2022, there was $11.1 million of unrecognized compensation expense related to performance-based RSUs. Compensation cost related to the Company’s performance-based RSUs will be recognized upon the consummation of a qualifying change-in-control event in accordance with achievement level.

13.	STOCK WARRANTS

As of December 31, 2022 and 2021, warrants to purchase 5,689,462 and 7,854,809 shares of common stock, respectively were outstanding. The Equity Warrants were able to be exercised through September 4, 2022 and the Creditor Warrants may be exercised through September 4, 2044. On September 4, 2022, all outstanding Equity Warrants were cancelled upon the expiration date. The warrants do not convey any voting privileges or claims on dividends declared until they are exercised into common stock by the holder.

	Creditor Warrants Exercisable for 1 Share of Common Stock	Warrants: Creditor Warrants Exercisable for 1.25 Shares of Common Stock	Equity Warrants Exercisable for 1 Share of Common Stock
Outstanding at January 1, 2021	6,056,724	—	1,687,650

Warrants exercised	(11,571)	—	—
Warrants cancelled(1)	(742,143)	—	—
Warrant conversion adjustment(1)	(3,456,596)	3,456,596	—

Outstanding at December 31, 2021	1,846,414	3,456,596	1,687,650

Warrants exercised	(32,677)	(11,492)	(3,997)
Warrants cancelled	—	—	(1,683,653)
Warrant repurchases	—	(344,524)	—

Outstanding at December 31, 2022	1,813,737	3,100,580	—

(1)	See Note 22 for additional information regarding the cancellation of warrants and warrant conversion adjustment presented in the table above.

14.	LEASES

Overview—The Company leases certain aircraft, facilities, and equipment used in its operations. The related lease agreements, which include both non-cancelable and month-to-month terms, generally provide for fixed monthly rentals, and certain real estate leases also include renewal options. The Company generally pays all insurance, taxes, and maintenance expenses associated with these leases, and these costs are not included in the lease liability and are recognized in the period in which they are incurred.

Total operating lease expense for the years ended December 31, 2022 and 2021 was $33.6 million and $29.1 million, respectively.

Total short term operating lease expense for the years ended December 31, 2022 and 2021 was $6.7 million and $1.0 million, respectively.

Total finance lease expense for the years ended December 31, 2022 and 2021 was $0.1 million and $0.1 million, respectively.

During the year ended December 31, 2021, the Company recorded a $2.1 million asset impairment charge related to right of use asset impairments for certain of its leased helicopters. There were no asset impairments for leased helicopters during the year ended December 31, 2022.

Leases as of December 31, 2022 were as follows:

	December 31, 2022
	Operating	Finance	Total
Lease right-of-use-assets	$87,662	$242	$87,904

Lease right-of-use-assets, net	$87,662	$242	$87,904

Current portion of lease liabilities	$22,054	$92	$22,146
Lease liabilities	68,347	157	68,504

Total lease liabilities	$90,401	$249	$90,650

Cash paid for leases	$25,022	$101	$25,123

ROU assets obtained in exchange for lease obligations	$30,946	$194	$31,140

Weighted average remaining lease term	5.33	3.33	5.33

Weighted average discount rate	7.11%	5.86%	7.11%

Leases as of December 31, 2021 were as follows:

	December 31, 2021
	Operating	Finance	Total
Lease right-of-use-assets	$73,426	$186	$73,612

Lease right-of-use-assets, net	$73,426	$186	$73,612

Current portion of lease liabilities	17,811	103	17,914
Lease liabilities	$57,347	$92	$57,439

Total lease liabilities	$75,158	$195	$75,353

Cash paid for leases	$25,385	$211	$25,596

ROU assets obtained in exchange for lease obligations	$3,385	$95	$3,480

Weighted average remaining lease term	6.18	2.70	6.17

Weighted average discount rate	8.20%	7.15%	8.20%

Maturities of lease liabilities at December 31, 2022 were as follows:

	December 31, 2022
	Operating	Finance	Total
2023	$26,449	$88	$26,537
2024	23,113	64	23,177
2025	19,968	78	20,046
2026	14,414	36	14,450
2027	7,511	1	7,512
Thereafter	15,487	7	15,494

Total lease payments	$106,942	$274	$107,216
Less imputed interest	(16,541)	(25)	(16,566)

Total lease payments	$90,401	$249	$90,650

Purchase Options—As of December 31, 2022, the Company had options to purchase aircraft currently under lease becoming exercisable in 2023 through 2028. The purchase price is equal to the then fair market value of the aircraft, as mutually agreed by lessor and lessee, plus applicable taxes and other amounts due and owing. Under current conditions, the Company believes that it is unlikely that the Company will exercise these purchase options. Whether the Company exercises these options will depend upon several factors, including market conditions and available cash at the respective exercise dates. The Company did not exercise any purchase options during the year ended December 31, 2022.

15.	EARNINGS PER SHARE

The computation of basic and diluted earnings per share (“EPS”) is based on net income divided by the basic weighted average number of common shares and diluted weighted average number of common shares, respectively. For the purposes of determining basic EPS, the shares of common stock issuable upon exercise of the Creditor warrants exercisable at $0.001 have been included in the number of outstanding shares. The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Year Ended December 31,
	2022	2021
Numerator:
Net Income	$57,622	$69,811

Denominator:
Weighted average common shares outstanding—basic	30,703	31,176
Add—Dilutive potential common shares:
Time-vested restricted stock units (“RSUs”)	426	264

Weighted average common shares outstanding—diluted	31,129	31,440

Earnings per share:
Basic	$1.88	$2.24
Diluted	$1.85	$2.22

The following instruments were excluded for purposes of calculating weighted average common share equivalents in the computation of diluted earnings per share as their effect would have been anti-dilutive for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
Time-vested restricted stock units (“RSUs”)	15	—
Performance-based RSUs	894	950
Equity warrants to purchase common stock	—	1,688

16.	EMPLOYEE BENEFIT PLANS

Incentive Compensation—The incentive compensation plan for non-executive employees allows the Company to pay up to 2.5% of the employee’s annual earnings upon achieving a specified financial and safety performance metrics. The Company also has an executive/senior management plan for certain corporate and business unit management employees. Under this plan, the bonus is a percentage of each participating employee’s base salary based upon each business unit’s achievement of the financial and safety metrics established by the Board of Directors at two levels—a threshold level and a target level. Pursuant to these plans, the Company recognized incentive compensation expense of $4.0 million and $7.9 million for the years ended December 31, 2022 and December 31, 2021, respectively.

401(k) Plan—The Company sponsors a 401(k) Plan (“401(k) Plan”) for its employees. An employee is eligible to participate in the 401(k) Plan immediately upon employment and the Company provides a match of 50% of the first 6% of eligible earnings contributed by the employee with an opportunity for up to an additional 3% match based on performance targets set annually by the board, which require the Company to achieve certain EBITDA targets. The vesting for matching contributions is 25% per year beginning at the end of the second year of employment. Employees are fully vested after completing five years of service to the Company. For the years ended December 31, 2022, and December 31, 2021, the matching contribution was $3.3 million and $7.5 million, respectively.

17.	INCOME TAXES

The components of income before income taxes are as follows:

	Year ended December 31,
	2022	2021
United States	49,591	80,879
Foreign	6,897	11,162

Total	$56,488	$92,041

The provision for income taxes for the years ended December 31, 2022, and December 31, 2021, consisted of the following:

	Year ended December 31,
	2022	2021
Current	$—	$—
Deferred	(6,790)	—

U.S. federal total:	$(6,790)	$—

Current	1,228	791
Deferred	(1,241)	—

U.S. state total:	$(13)	$791

Current	7,387	18,469
Deferred	(1,718)	2,970

Foreign total:	$5,669	$21,439

Income tax (benefit) expense	$(1,134)	$22,230

A reconciliation the Company’s statutory income tax rate to its effective income tax rate for each reporting period is as follows:

	Year ended December, 31, 2022		Year ended December, 31, 2021
	Amount	Tax Rate	Amount	Tax Rate
Income taxes at statutory rate	$11,863	21.0%	$19,329	21.0%
Increase (decrease) in taxes resulting from:
Valuation allowance	(19,472)	-34.5%	(16,605)	-18.0%
Unrecognized tax benefits	4,265	7.5%	16,639	18.1%
Non-deductible expenses	454	0.8%	676	0.7%
State income taxes—net of federal benefit	1,285	2.3%	578	0.6%
Foreign income tax rate differential	(66)	-0.1%	885	1.0%
Other items—net	537	1.0%	728	0.8%

Total	$(1,134)	-2.0%	$22,230	24.2%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company’s net deferred tax balance at December 31 are as follows:

	Year ended December 31,
	2022	2021
Deferred tax assets:
Foreign tax credits	$20,567	$22,216
Inventory valuation	9,463	11,587
Interest disallowance	—	—
Other assets	10,188	9,604
Lease liability	22,809	18,302
Net operating losses	51,527	59,465

Total deferred tax assets—net	114,554	121,174
Valuation allowance	(27,156)	(47,941)

Total deferred tax assets—net	87,398	73,233
Deferred tax liabilities:
Tax depreciation in excess of book depreciation	(46,163)	(42,832)
Intangibles	(1,708)	(2,166)
ROU assets	(22,015)	(17,752)
Other liabilities	(3,280)	(5,752)

Total deferred tax liabilities	(73,166)	(68,502)

Net deferred tax assets	14,232	4,731

The net deferred tax balance decreased $9.5 million from December 31, 2022 to December 31, 2021 as illustrated in the table below:

	Year ended December 31,
	2022	2021
Balance—beginning of period	$4,731	$7,393
Increases (reductions) recorded in the provision for income taxes	9,749	(2,970)
Increases (reductions) recorded in equity	(336)	308
Reclasses	88	—

Balance—end of period	$14,232	$4,731

The future realization of the tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient taxable income. In assessing the realization of the deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers projected future taxable income, scheduled reversal of existing deferred tax liabilities, and tax planning strategies in making this assessment.

IRC Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future U.S. taxable income in the event of a change in ownership. The Company’s emergence from the Chapter 11 reorganization in 2019 is considered a change in ownership for purposes of IRC Section 382. As a result, the amount of pre-change net operating losses and other tax attributes that are available to offset future taxable income are subject to an annual limitation. The annual limitation is based on the value of the Company as of the emergence date. The limitation on the amount of net operating losses available to offset taxable income in a specific year may result in the payment of income taxes before all net operating losses have been utilized. Additionally, a subsequent change in ownership may result in further limitation on the ability to utilize existing net operating losses and other tax attributes.

As of December 31, 2022, the Company has considered all available evidence, both positive and negative, and determined that it is more likely than not that the Company’s net deferred tax assets in certain jurisdictions will not be realized and therefore maintained valuation allowances of $27.2 million. The change in the valuation allowance for years ended December 31, 2022 and 2021 was a decrease of $20.8 million and an increase of $18.7 million, respectively. As of December 31, 2022, the Company has U.S. federal net operating loss carryforwards of $168.2 million which includes $112.7 million that will expire at various dates between 2036 and 2037 and $55.5 million that have an unlimited carryforward period. As of December 31, 2021, the Company has U.S. federal net operating loss carryforwards of $199.0 million which includes $143.5 million that will expire at various dates between 2035 and 2037 and $55.5 million that have an unlimited carryforward period. As of December 31, 2022, the Company has state net operating loss carryforwards of $188.3 million which includes $166.7 million that have an unlimited carryforward period and $21.6 million that will expire at various dates through 2040.

As of December 31, 2022, the Company has foreign tax credits of approximately $20.6 million and general business credits of approximately $1.3 million which expire at various dates through 2029. The Company has a valuation allowance of $20.5 million on these credits as a portion of the credits are not expected to be utilized in future years.

As of December 31, 2022, the Company has $21.1 million net operating loss carryforwards in its various foreign subsidiaries that consists of $13.3 million in Australia that have an unlimited carryforward period, $7.1 million in Cyprus that will expire at various dates through 2027, and $0.7 million in Singapore that have an unlimited carryforward period.

The Company files income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions in which it operates. Therefore, the Company is subject to tax examination by various taxing authorities. The Company is not currently under examination and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state and local tax authorities to the extent utilized in a future period. As of December 31, 2022, the tax years from 2019 to present generally remain open to examination by relevant taxing jurisdictions to which the Company is subject. However, to the extent the Company utilizes net operating losses from years prior to 2019, the statute remains open to the extent of the net operating losses or other credits that are utilized.

During the year ended December 31, 2022 and 2021, the Company paid income taxes of $5.3 million and $2.9 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year ended December 31,
	2022	2021
Balance—beginning of period	$8,799	$—
Additions for tax positions of prior years	—	7,773
Additions related to current period tax positions	978	1,026
Reductions for tax positions of prior years	(136)	—
Foreign currency (gains)/losses	(2,684)	—
Settlements for tax positions of prior years	(199)	—

Balance—end of period	$6,758	$8,799

We had $15.4 million and $16.6 million of unrecognized tax benefits at December 31, 2022 and December 31, 2021, respectively, which if recognized, would affect the effective tax rate. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The total amount of interest and penalties recognized on the balance sheet and income tax expense for the year ended December 31, 2022 and 2021 was $0.8 million and $7.8 million, respectively. The total amount of interest and penalties of $8.7 million is included within other long-term liabilities on the consolidated balance sheet as of December 31, 2022.

18.	VALUATION ACCOUNTS

The Company establishes the amount of allowance for doubtful accounts based upon factors relating to the credit risk of specific customers, current market conditions, and other information.

Revenues related to flights generated by the PHI Health segment are recorded net of contractual allowances under agreements with third-party payors and estimated uncompensated care when the services are provided.

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Year
Year ended December 31, 2022
Allowance for doubtful accounts	$3,673	$—	$(7)	$3,666
Allowance for air medical	294,248	1,150,105	(1,021,273)	423,080
Year ended December 31, 2021
Allowance for doubtful accounts	4,360	—	(687)	3,673
Allowance for air medical	313,619	1,111,148	(1,130,519)	294,248

The following table presents the balance for each valuation account:

(1) Deductions from provisions represent losses or expenses for which the respective provisions were created. In the case of the provision for contractual discounts and uncompensated care, such deductions are reduced by recoveries of amounts previously written off.

19.	COMMITMENTS AND CONTINGENCIES

Environmental Matters—The Company has recorded an estimated liability of $0.3 million as of December 31, 2022 and 2021 for environmental response costs. Previously, the Company conducted environmental surveys of its former Lafayette Facility located at the Lafayette Regional Airport, which the Company vacated in 2001, and determined that limited soil and groundwater contamination exist at two parcels of land at the former facility. An Assessment Report for both parcels was submitted in 2003 (and updated in 2006) to the Louisiana Department of Environmental Quality (“LDEQ”) and the Louisiana Department of Natural Resources (“LDNR”). Approvals for the Assessment Report were received from the LDEQ and LDNR in 2010 and 2011, respectively. Since that time, the Company has performed groundwater sampling of the required groundwater monitor well installations at both parcels and submitted these sampling reports to the LDEQ. Pursuant to an agreement with the LDEQ, the Company provided groundwater sample results semi-annually to the LDEQ for both parcels from 2005 to 2015. The LDEQ approved a reduction in the sampling program from semi-annual to annual groundwater monitoring in 2015. Since 2016, the Company has been providing annual groundwater monitoring reports to LDEQ. In 2019, at the request of LDEQ, PHI developed a Corrective Action Plan (“CAP”) to address the remaining constituents above Risk Evaluation / Correction Action Program (“RECAP”) standards. Upon approval from LDEQ, PHI completed the CAP on March 10, 2021. The Company will continue groundwater monitoring in accordance with the LDEQ until site closure. Based on the Company’s working relationship and agreements with the LDEQ, and the results of ongoing former facility parcel monitoring, the Company believes that ultimate remediation costs for the subject parcels will not be material to the consolidated financial position, operations or cash flows.

Legal Matters—From time to time, the Company is involved in various legal actions incidental to its business, including actions relating to employee claims, medical malpractice claims, tax issues, grievance hearings before labor regulatory agencies, and miscellaneous third-party tort actions. The outcome of these proceedings is not predictable. However, based on current circumstances, the Company does not believe that the ultimate resolution of its presently pending proceedings, after considering available defenses and any insurance coverage or indemnification rights, will have a material impact on its financial position, results of operations or cash flows.

Guarantees—In the normal course of business with customers, vendors, and others, the Company provides guarantees, performance, and payment bonds pursuant to certain agreements. The aggregate amount of these guarantees and bonds was $0.9 million as of December 31, 2022 and 2021.

Hurricane Ida—On August 29, 2021, Hurricane Ida made landfall in southeast Louisiana as a Category 4 storm with sustained winds of 150 mph, heavy rainfall and widespread power outages. Hurricane Ida resulted in substantial damage to several of the Company’s operating bases, particularly with respect to the Houma, Louisiana facility. The costs associated with personnel and equipment evacuation, facility repairs and debris removal and equipment replacement are largely covered by the Company’s insurance policies. The expense recognized in the Company’s operating results for the year ended December 31, 2021 was $1.2 million and reflects the deductibles on those policies and is included in Direct expenses. There was no expense recognized during the year ended December 31, 2022 as the full deductible was met during the year ended December 31, 2021. As of December 31, 2021, the Company received total advance payments from its insurers of $12.9 million and incurred expenses of $9.8 million, and the remaining $3.1 million was allocated to capital projects which recognized under investing activities on the consolidated statements of cash flows. During the year ended December 31, 2022, the Company received additional advance payments from its insurers of $7.3 million and incurred additional expenditures of $2.5 million. Proceeds from insurance settlements in excess of the carrying value of damaged assets are recognized as a gain on insurance proceeds when the Company has received proof of loss documentation or is otherwise assured of collection of these amounts. During the year ended December 31, 2022, the Company recognized $3.0 million of gain on insurance proceeds on the consolidated statement of operations. The excess of advance payments received over expenditures incurred is included in accrued and other current liabilities on the consolidated balance sheet. The Company expects to incur additional expenditures in 2023, substantially all of which is expected to be reimbursable under its insurance policies.

20.	RISKS AND UNCERTAINTIES

War in Ukraine—In February 2022, Russia launched a large-scale invasion of Ukraine. The extent and duration of the war, resulting sanctions and resulting future market disruptions are unknown, but have been and could continue to be significant. The disruptions caused by Russian military action and other actions (including cyberattacks and economic impacts) and the resulting actual and threatened responses to such activity, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, have impacted and may continue to impact Russia’s economy and adversely affect many business sectors around the world, including crude oil, natural gas and refined petroleum. Global prices of crude oil and refined petroleum products increased significantly during late February and through the second quarter of 2022 due to the war with prices returning to pre-conflict levels during the fourth quarter of 2022 into early 2023. Furthermore, governments in the United States and many other countries have imposed economic sanctions on Russia. The governments, or others, could also institute broader sanctions on Russia. Any imposed sanctions, or even threat of further sanctions, could have an adverse impact on the Russian economy, which may also result in Russia taking counter measures or retaliatory actions. As the situation continues to evolve, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for the Company’s services and causing a reduction in revenues. Oil and natural gas-related facilities could be direct targets of terrorist attacks, and the Company’s operations could be adversely impacted if infrastructure integral to its customers’ operations is destroyed or damaged.

Government Grant—The CARES Act became law on March 27, 2020. It was a response to the market volatility and instability resulting from the COVID-19 pandemic and includes provisions to support individuals and businesses in the form of loans, grants, and tax changes, among other types of relief. One of the programs established by the CARES Act is the Provider Relief Fund (“PRF”). These funds, distributed through the PRF and administered by the Department of Health and Human Services (“HHS”), are required to be used to prevent, prepare for and respond to COVID-19 and reimburse expenses or lost revenues attributable the COVID-19 pandemic. Although these distributions are not subject to repayment, attestation and compliance with certain terms and conditions including detailed reporting and auditing are required. Management has concluded that the Company met conditions of the grant funds and has recognized it as other income for the year ended December 31, 2022.

The Company received approximately $0.5 million in PRF for the year ended December 31, 2022. The Company did not receive any funds through the PRF during the year ended December 31, 2021.

Medicare Prepayments—The CARES Act provided economy-wide financial stimulus in the form of financial aid to individuals, businesses, nonprofit entities, states, and municipalities. Section 3719 of the CARES Act allows healthcare providers to receive accelerated payments under an existing Medicare accelerated payment program.

During the second quarter of 2020, the Company received Medicare prepayments totaling $4.6 million. The advance payments are to be repaid beginning one year after the date received in accordance with repayment terms outlined in the Continuing Appropriations Act, 2021, and Other Extensions Act. Through December 31, 2021, a total of $3.1 million was applied to Medicare billings and the remaining $1.5 million was included in accrued and other current liabilities on the consolidated balance sheet. The $1.5 million prepayment was fully recouped in 2022 and, no further prepayments are expected.

Balance Bill Legislation—In late 2020, Congress enacted legislation intended to protect patients from “surprise” medical bills. Under the “No Surprises Act,” patients will be protected from unexpected or “surprise” medical bills that could arise from out-of-network emergency care provided at an out-of-network facility or at in-network facilities by out-of-network providers and out-of-network nonemergency care provided at in-network facilities without the patient’s informed consent. Effective January 1, 2022, patients are only required to pay the in-network cost-sharing amount, which will be determined through an established formula and will count toward the patient’s health plan deductible and out-of-pocket cost-sharing limits. Providers will generally not be permitted to balance bill patients beyond this cost-sharing amount unless the provider gives the patient notice of the provider’s out-of-network status and delivers to the patient or their health plan an estimate of charges within certain specified timeframes and obtains the patient’s written consent prior to the delivery of care. The No Surprises Act also requires rate disputes between payors and out-of-network providers to be resolved through binding arbitration, in which both the payor and provider submit a requested rate and the arbitrator selects one submission without hearing or modification of the selected request. Many states have passed similar legislation. Providers that violate these surprise billing prohibitions may be subject to state enforcement action or federal civil monetary penalties. These measures could impact the amount the Company can charge and recover for the air medical services the Company furnishes. Arbitrator decisions could be in favor or against the Company, affecting the amount that can be recovered for services provided, and may affect the Company’s ability to contract with certain payors, any of which could affect the business, financial condition and results of operations.

21.	RELATED-PARTY TRANSACTIONS

In connection with the Company’s execution of the Revolving Credit & Term Loan Agreement with PNC dated October 2, 2020, Texas Exchange Bank agreed to participate as a lender under the $35.0 million term loan facility in the amount of $15.0 million. The majority shareholder of Texas Exchange Bank also controls one of the Company’s largest shareholders. Texas Exchange Bank also has the option, following the occurrence of certain credit-related events, such as an event of default, to acquire all (but no less than all) of PNC’s right, title and interest in and to the term loan obligations, any revolver commitments and loan documents for an aggregate amount equal to 100% of the amounts outstanding or payable by the borrowers under the Credit Agreement.

22.	EQUITY TRANSACTIONS

November 2021 Dividend Declaration—On November 2, 2021 (the “declaration date”), the Company’s Board of Directors declared a cash dividend of $3.00 per share, payable on November 19, 2021 to shareholders of record as of the close of business on November 12, 2021 with an aggregate payment of $73.9 million. Pursuant to certain provisions of the Creditor Warrant Agreement, dated September 4, 2019, a cash dividend payment to holders of its common stock automatically adjusts the conversion ratio of each Creditor Warrant to prevent any resulting dilution to the holders of such Creditor Warrants. With respect to the aforementioned $3.00 per share dividend to common stockholders, the conversion ratio of each Creditor Warrant was adjusted (the “Warrant Adjustment”) on November 12, 2021 from 1:1 to 1:1.25 as set forth in Section 6(b) of the Creditor Warrant Agreement. In connection with the Warrant Adjustment, the Company’s Board of Directors decided to provide holders of the Creditor Warrants with the option to receive the same $3.00 dividend per Creditor Warrant in lieu of receiving the Warrant Adjustment. Of the 5,303,010 Creditor Warrants outstanding at the declaration date, 1,846,414 elected to receive the cash dividend in lieu of receiving the Warrant Adjustment, resulting in an aggregate $5.5 million paid to those Creditor Warrant holders (the Creditor Warrants not subject to the Warrant Adjustment, the “Unadjusted Creditor Warrants”). The holders of the remaining 3,456,596 Creditor Warrants for which the Warrant Adjustment was effected (the “Adjusted Creditor Warrants”) either elected to retain the Warrant Adjustment or made no election. The Creditor Warrant holders who received the Warrant Adjustment were deemed to have received a paid-in-kind (“PIK”) dividend, equal to the $3.00 per share dividend received by the Creditor Warrant holders who elected to receive the cash dividend, resulting a reduction in retained earnings and increase in additional paid-in-capital of $10.4 million.

Additionally, holders of restricted stock units outstanding at the declaration date, whether vested or unvested, are entitled to the same dividend rights as holders of common stock, the payment of which will be made when each award is ultimately settled. As a result of the dividend rights of these restricted stock units, the Company recognized a $1.9 million liability during the fourth quarter of 2021, reflected in other long-term liabilities on the consolidated balance sheet with an equal reduction in retained earnings.

Cancellation of Reserve Securities—The cancellation of the Creditor Warrants during the year ended December 31, 2021 reflected in the table in Note 13 were securities held in reserve accounts as a result of the Company’s Chapter 11 reorganization that became effective September 4, 2019. As of September 4, 2019, an estimated amount of unrestricted shares of common stock and Creditor Warrants were held in reserve accounts for the benefit of certain claim holders who had unresolved claims against the debtors or were otherwise potentially entitled to receive these allocations. Distributions to these claim holders have since been made, and the remaining shares of common stock and Creditor Warrants in the reserve accounts were cancelled on June 8, 2021.

Cancellation of Equity Warrants—The cancellation of the Equity Warrants during the year ended December 31, 2022 reflected in the table in Note 13 were warrants that were not exercised during the exercise period which expired on September 4, 2022.

Treasury Stock and Creditor Warrant Purchase—During June 2022, November 2022 and December 2022, the Company repurchased 755,846 shares of common stock at $12.25 per share, 10,389 shares of common stock at $10.25 per share and 51,313 shares of common stock at $9.55 per share, respectively, for an aggregate price of $9.9 million. These shares have been recorded as Treasury stock on the consolidated balance sheet. Additionally, in June 2022, the Company repurchased 344,534 Adjusted Creditor Warrants at $15.31 per Adjusted Creditor Warrant for $5.3 million (see Note 13).

23.	BUSINESS SEGMENT INFORMATION

The Company’s operations are managed by senior executives who report to the Company’s Chief Executive Officer, the chief operating decision maker. Discrete financial information is available for PHI Americas, PHI International and PHI Health, and the Chief Executive Officer uses the operating results of each of the operating segments for performance evaluation and resource allocation.

The remainder of the Company’s operations, which are not significant enough on a stand-alone basis to warrant treatment as an operating segment, are presented as “Corporate” and primarily are comprised of interest expense on holding company debt and unallocated corporate costs and activities.

The chief operating decision maker uses Adjusted EBITDA as the primary measure for reviewing profitability of each segment, and therefore, the Company has presented Adjusted EBITDA for all segments. Adjusted EBITDA is defined as earnings adjusted to exclude interest expense, income tax expense, depreciation and amortization, restructuring activities, severance cost, and other unusual items. Segment revenues include intersegment sales to affiliated subsidiaries, which are eliminated in consolidation. Affiliated sales are recognized on the basis of prevailing market or at levels provided for under contractual agreements. Adjusted EBITDA is derived from revenues and expenses directly associated with each segment.

The following table presents revenue disaggregated by reportable segments:

	Year Ended December 31,
	2022	2021
Operating revenues—net:
PHI Americas	$305,969	$266,984
PHI International	151,264	121,561
PHI Health	303,053	302,020

Consolidated operating revenues—net	$760,286	$690,565

The following table presents Adjusted EBITDA disaggregated by segment, and reconciliation to net income:

	Year Ended December 31,
	2022	2021
PHI Americas	$60,426	$52,354
PHI International	17,742	23,830
PHI Health	44,900	66,440

Total segment adjusted EBITDA	$123,068	$142,624

Add (deduct):
Depreciation and amortization	(53,022)	(44,634)
Income tax (expense) benefit	1,134	(22,230)
Interest expense	(1,812)	(2,466)
Interest income	193	279
Equity-based compensation	(8,149)	(2,510)
PHI International reorganization	(2,866)	—
Severance and retention costs	(3,853)	(238)
Settlement of customer claim	3,016	12,203
Foreign exchange gains	5,197	685
Gain on insurance proceeds	3,001	—
Asset impairment charges	(693)	(2,597)
Gain (loss) on disposal of assets	606	(1,194)
Unallocated selling, general and administrative	(6,597)	(7,273)
Other adjustments—net(1)	(1,601)	(2,838)

Net income	$57,622	$69,811

(1)

Other adjustments—net consists of primarily offering costs related to special projects, director and officer run-off insurance related to the Company’s predecessor Chapter 11 bankruptcy filing, contractual adjustment to customer credits and the CARES Act grant.

The following table presents total assets and capital expenditures disaggregated by segment. Corporate assets primarily consist of cash, short-term investments and deferred tax assets:

	As of and for the Year Ended December 31,
	2022	2021
Assets
PHI Americas	$228,762	$224,509
PHI International	143,558	117,880
PHI Health	247,884	258,613
Corporate	91,159	56,612

Consolidated Total Assets	$711,363	$657,614

Capital Expenditures
PHI Americas	$18,117	$13,082
PHI International	3,992	6,113
PHI Health	12,150	13,523
Corporate	182	—

Consolidated Capital Expenditures	$34,441	$32,718

Below is a summary of operating revenues—net by geography:

	Year ended December 31,
	2022	2021
United States	$588,520	$550,579
Australia	105,923	89,440
Other	65,843	50,546

Total operating revenue—net	$760,286	$690,565

Below is a summary of total assets by geography:

	Year ended December 31,
	2022	2021
United States	$543,742	$514,730
Australia	94,502	71,077
Other international locations	73,119	71,807

Total long-lived assets	$711,363	$657,614

Below is a summary of operating revenues—net by major customers that individually exceed 10% of total operating revenues—net:

	Year ended December 31,
	2022	2021
Customer A	$141,399	$108,193
Other	618,887	582,372

Total operating revenues—net	$760,286	$690,565

24.	SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2022, the date of these consolidated financial statements, through July 21, 2023, which represents the date the consolidated financial statements were issued, for events requiring adjustment to or disclosure in these consolidated financial statements. Except as discussed below, there are no events that require adjustment to or disclosure in these consolidated financial statements.

Tender Offer

On May 8, 2023, the Company launched a tender offer to purchase and redeem up to $20 million in aggregate principal amount of (i) its common stock at a purchase price of $12.00 per share, (ii) its Adjusted Creditor Warrants at a purchase price of $15.00 per warrant and (iii) its Unadjusted Creditor Warrants at a price of $12.00 per warrant, in each case net to seller in cash and without interest upon the terms and subject to the conditions set forth in the tender offer. The tender offer expired on June 6, 2023. A total of 1,075,831 shares of common stock, 106,343 Adjusted Creditor Warrants and 290,178 Unadjusted Creditor Warrants were validly tendered and not withdrawn in the tender offer. The Company accepted for purchase all such securities for an aggregate purchase price of approximately $12.9 million for common stock tendered, $1.6 million for Adjusted Creditor Warrants tendered and $3.5 million for Unadjusted Creditor Warrants tendered.

Shares Issuances

In May 2023, the Company issued 487,079 shares of common stock to 5 Essex, LLC in respect of the Company’s Chief Executive Officer services. The Company also issued 362,921 shares of common stock to 5 Essex, LLC in June 2023 in respect of other non-CEO services performed in 2022. 5 Essex, LLC is an affiliate of Q Investments, a greater than 5% stockholder.

Service Agreement

In June 2023, the board of directors approved, effective January 1, 2023, a service agreement between the Company and Renegade Swish, LLC pursuant to which Renegade Swish, LLC provides certain business support services such as IT, financial analysis, legal, process and system improvement, recruiting and strategic analysis for an annual fee of $3.0 million. Renegade Swish, LLC is an affiliate of Q Investments, a greater than 5% stockholder.

    Shares

PHI Group, Inc.

Common Stock

P R O S P E C T U S

Barclays	Goldman Sachs & Co. LLC

Evercore ISI	Piper Sandler	Raymond James	BMO Capital Markets

Stephens Inc.	Janney Montgomery Scott

    , 2023

Through and including     , 2023, (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the FINRA fee are estimated.

SEC Registration Fee		$14,760
FINRA Filing Fee		15,500
Printing and Engraving Costs		*
NYSE Listing Fee		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees and Expenses		*
Miscellaneous Expenses		*

Total	$

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Our certificate of incorporation also provides that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed suit or proceeding by reason of the fact that he or she is or was or has agreed to become a director or officer of the Company or is or was serving at the request of the Company in certain capacities in respect of another entity, including director, officer, employee, fiduciary or agent, shall be indemnified and held harmless by us to the full extent authorized by the DGCL against all cost, expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel or (4) by the stockholders.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty.

We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

We intend to enter into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement on Form S-1 will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sale of Unregistered Securities.

On September 4, 2019, the date our Plan of Reorganization become effective and we emerged from bankruptcy. In connection with our emergence from bankruptcy, we issued an aggregate of:

•	25,999,914 shares of common stock to certain unsecured creditors of the debtors; and

•	creditor Warrants to purchase up to an aggregate of 6,238,120 shares of common stock at an exercise price of $0.001 per share to certain former unsecured creditors; and

•	warrants to purchase up to an aggregate of 1,687,650 shares of common stock at an exercise price of $24.98 per share to former equity holders.

Since the initial issuance of the warrants through     , 2023, we have issued    shares of common stock upon the exercise of warrants issued to former unsecured creditors (no warrants issued to former equity holders

were exercised prior to their expiration pursuant to their terms in September 2022). Of these exercises, we issued    shares for cash, receiving total proceeds of $   from the exercises, and we issued    shares upon “cashless exercises.” The issuance of shares of common stock and warrants at the time we emerged from bankruptcy, and the issuance of shares of common stock upon exercise of the warrants, were exempt from the registration requirements of Section 5 of the Securities Act pursuant to Section 1145 of the Bankruptcy Code, which generally exempts distributions of securities in connection with plans of reorganization.

In June 2020, December 2020, January 2022, May 2023 and July 2023 we issued 151,065, 305,882, 500,000, 487,079 and 62,500 shares of common stock, respectively, to 5 Essex, LLC, an affiliate of Q Investments, in respect of Mr. McCarty’s services as our Chief Executive Officer and 362,921 shares of common stock issued in June 2023 in respect of other non-CEO services. These issuances were exempt from the registration requirements of Section 5 of the Securities Act pursuant to 4(a)(2) thereof as transactions by an issuer not involving any public offering.

Since our emergence from bankruptcy on September 4, 2019, we have issued an aggregate of 1,450,627 restricted stock units, including 788,808 performance-based restricted stock units, to employees and directors under the Existing Stock Plan. These issuances were exempt from the registration requirements of Section 5 of the Securities Act pursuant to Rule 701 promulgated under the Securities Act.

We have not sold any securities, registered or otherwise, within the past three years, other than as set forth above.

Item 16.	Exhibits and Financial Data Schedules.

(a) Exhibit Index

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedule

None. Financial statement schedules have been omitted because the information called for is not required or is shown either in the audited consolidated financial statements or in the notes thereto included elsewhere in this registration statement on Form S-1.

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

2.1	Modified Third Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code dated August 9, 2019.

3.1	Amended and Restated Certificate of Incorporation.

3.2*	Second Amended and Restated Bylaws.

4.1	Creditor Warrant Agreement dated as of September 4, 2019 between PHI Group, Inc. and American Stock Transfer & Trust Company, LLC as warrant agent.

5.1	Opinion of Gibson, Dunn & Crutcher LLP.

10.1#*	Form of Indemnification Agreement entered into with Directors and Executive Officers.

10.2	Registration Rights Agreement dated as of September 4, 2019, by and between PHI Group, Inc. and the stockholder and warrantholder signatories party thereto.

10.3	Revolving Credit, Term Loan and Security Agreement dated as of October 2, 2020 among PHI Group, Inc. and certain subsidiaries as borrowers, PNC Bank, National Association as lender and agent, the financial institutions from time to time party thereto as lenders and PNC Capital Markets, LLC as lead arranger and book runner.

10.4	First Amendment dated November 9, 2021 to Revolving Credit, Term Loan and Security Agreement dated as of October 2, 2020 among PHI Group, Inc. and certain subsidiaries as borrowers, PNC Bank, National Association as lender and agent, the financial institutions from time to time party thereto as lenders and PNC Capital Markets, LLC as lead arranger and book runner.

10.5	Second Amendment and Waiver dated April 7, 2022 to Revolving Credit, Term Loan and Security Agreement dated as of October 2, 2020 among PHI Group, Inc. and certain subsidiaries as borrowers, PNC Bank, National Association as lender and agent, and the financial institutions from time to time party thereto as lenders.

10.6

Revolving Credit, Term Loan and Security Agreement, dated as of September  19, 2023, among PHI Health, LLC, as borrower, and the Guarantors and Other Borrowers party thereto from time to time and PNC Bank, National Association, as lender and as agent, and the Financial Institutions from time to time party thereto, as lenders, with PNC Capital Markets, LLC, as lead arranger and bookrunner.

10.7	Revolving Credit, Term Loan and Security Agreement, dated as of September 19, 2023, among PHI Aviation, LLC, PHI Helipass, L.L.C. and PHI Tech Services, LLC, as borrowers, and the Guarantors and Other Borrowers party thereto from time to time and PNC Bank, National Association, as lender and as agent, and the Financial Institutions from time to time party thereto, as lenders, with PNC Capital Markets, LLC, as lead arranger and bookrunner.

10.8#	Employment Agreement by and between PHI Group, Inc. and Scott McCarty dated April 1, 2021.

10.9#	Employment Agreement by and between HNZ New Zealand Limited and Keith Mullett dated March 19, 2020.

10.10#	Compensation Agreement by and between PHI Group, Inc. and Keith Mullett dated May 6, 2022.

10.11#	Employment Agreement by and between PHI Group, Inc. and James Hinch, effective January 1, 2020.

10.12#	Compensation Agreement by and between PHI Group, Inc. and James Hinch dated May 6, 2022.

Exhibit No.	Description of Exhibit

10.13#	PHI Group, Inc. Management Incentive Plan.

10.14#	Form of Time-Based Restricted Stock Unit Award Agreement under PHI Group, Inc. Management Incentive Plan.

10.15#	Form of Performance-Based Restricted Stock Unit Award Agreement under PHI Group, Inc. Management Incentive Plan.

10.16#	Side Letter to Form of Performance-Based Restricted Stock Unit Award Holders under PHI Group, Inc. Management Incentive Plan.

10.17#	Form of Director Time-Based Restricted Stock Unit Award Agreement under PHI Group, Inc. Management Incentive Plan.

10.18	Services Agreement, effective January 1, 2023, between PHI Group, Inc. and Renegade Swish, LLC.

10.19	Lease by and between Lafayette Airport Commission and Petroleum Helicopters, Inc. dated April 1, 1999.

10.20	Amendment to Lease by and between Lafayette Airport Commission and Petroleum Helicopters, Inc. dated August 12, 2008.

10.21	Second Amendment to Lease by and between Lafayette Airport Commission and Petroleum Helicopters, Inc. dated May 13, 2013.

10.22	Third Amendment to Lease by and between Lafayette Airport Commission and Petroleum Helicopters, Inc. dated August 28, 2020.

10.23	Fourth Amendment to Lease by and between Lafayette Airport Commission and Petroleum Helicopters, Inc. dated February 9, 2022.

10.24	Fifth Amendment to Lease by and between Lafayette Airport Commission and Petroleum Helicopters, Inc. dated May 2, 2022.

10.25	Sixth Amendment to Lease by and between Lafayette Airport Commission and Petroleum Helicopters, Inc. dated October 26th, 2022.

10.26	Seventh Amendment to Lease by and between Lafayette Airport Commission and Petroleum Helicopters, Inc. dated June 14, 2023.

10.27	Eighth Amendment to Lease by and between Lafayette Airport Commission and Petroleum Helicopters, Inc. dated August 16, 2023.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page hereto).

107	Filing Fee Table.

*	To be filed by amendment.
#	Denotes management compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lafayette, state of Louisiana, on October 4, 2023.

PHI Group, Inc.

By:	/s/ Scott McCarty
Name: Scott McCarty
Title: Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott McCarty and Jason Whitley, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities and on the date indicated.

/s/ Scott McCarty Scott McCarty	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	October 4, 2023

/s/ Jason Whitley Jason Whitley	Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)	October 4, 2023

/s/ Juan Lessmann Juan Lessmann	Director	October 4, 2023

/s/ Carey Lowe Carey Lowe	Director	October 4, 2023

/s/ Mandi Noss Mandi Noss	Director	October 4, 2023

/s/ Robert Tamburrino Robert Tamburrino	Director	October 4, 2023